

200 Pine Street, Suite 400, San Francisco, CA 94104
Tel: 415.371.8300 • Fax: 415.371.8311
https://jaguar.health

April 29, 2026

Dear Stockholder:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of Jaguar Health, Inc. (the "Company") to be held at 200 Pine Street, Suite 400, San Francisco, CA 94104, on Friday, May 22, 2026, at 8:30 a.m., local time.

At the Annual Meeting you will be asked to (i) elect one (1) Class II director to our board of directors, (ii) ratify the appointment of RBSM LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026, (iii) approve, pursuant to Nasdaq Listing Rule 5635(d) ("Rule 5635(d)"), the issuance of more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital Master Fund, LP (and its affiliates), an accredited investor ("C/M Capital"), pursuant to a securities purchase agreement to be entered into between the Company and C/M Capital within 90 days after the date of the Annual Meeting (the "ELOC Agreement"), (iv) approve, pursuant to Rule 5635(d), the issuance of more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital pursuant to a securities purchase agreement to be entered between the Company and C/M Capital within 90 days after the date of the Annual Meeting (the "Preferred Stock Purchase Agreement"), including shares of Common Stock issuable upon redemption of shares of a new series of preferred stock of the Company, par value $0.0001 per share, to be designated as Series P Non-Convertible Preferred Stock (the "Series P Preferred Stock"), to be issued and sold pursuant to the Preferred Stock Purchase Agreement, and (v) approve a proposal to grant discretionary authority for the Company to adjourn the Annual Meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the Annual Meeting to approve proposals (iii) and (iv).

It is important that your shares be represented and voted whether or not you plan to attend the Annual Meeting in person. In order to ensure your shares are voted, you may submit a proxy over the Internet, by telephone or by completing and mailing a proxy card or by completing a voting instruction form provided by your bank, broker or other financial intermediary. Submitting a proxy over the Internet, by telephone or by mail will ensure your shares are represented at the Annual Meeting. If you do attend the Annual Meeting, you may, of course, withdraw your proxy should you wish to vote in person. Please read the enclosed information carefully before voting.

Sincerely,

Lisa A. Conte
Chief Executive Officer & President

JAGUAR HEALTH, INC.
200 Pine Street
Suite 400
San Francisco, CA 94104

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 22, 2026

NOTICE HEREBY IS GIVEN that the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of Jaguar Health, Inc. (the "Company") will be held at 200 Pine Street, Suite 400, San Francisco, CA 94104, on Tuesday, August 19, 2025, at 8:30 a.m., local time, for the following purposes:

1. Electing one (1) Class II director (Proposal 1);

2. Ratifying the appointment of RBSM LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal 2);

3. Approving, pursuant to Nasdaq Listing Rule 5635(d) (Rule 5635(d)), the issuance of more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital Master Fund, LP (and its affiliates), an accredited investor ("C/M Capital"), pursuant to a securities purchase agreement to be entered into between the Company and C/M Capital within 90 days after the date of the Annual Meeting (the "ELOC Agreement") (Proposal 3);

4. Approving, pursuant to Rule 5635(d), the issuance of more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital pursuant to a securities purchase agreement to be entered between the Company and C/M Capital within 90 days after the date of the Annual Meeting (the "Preferred Stock Purchase Agreement"), including shares of Common Stock issuable upon redemption of shares of a new series of preferred stock of the Company, par value $0.0001 per share, to be designated as Series P Non-Convertible Preferred Stock (the "Series P Preferred Stock"), to be issued and sold pursuant to the Preferred Stock Purchase Agreement (Proposal 4);

5. Approving a proposal to grant discretionary authority to adjourn the Annual Meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the Annual Meeting to approve Proposals 3 and 4 (Proposal 5); and

6. Such other business as properly may come before the Annual Meeting or any adjournment or postponement thereof.

The board of directors is not aware of any other business to be presented to a vote of the stockholders at the Annual Meeting. Information relating to the above matters is set forth in the attached Proxy Statement, which such Proxy Statement is incorporated herein by reference.

Stockholders of record at the close of business on April 15, 2026 are entitled to receive notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

By Order of the Board of Directors.

Lisa A. Conte

Lisa A. Conte
Chief Executive Officer & President

San Francisco, California
April 29, 2026

Information relating to the above matters is set forth in the attached Proxy Statement. Stockholders of record at the close of business on April 15, 2026 are entitled to receive notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. If you have questions concerning the proposals in the Proxy Statement, would like additional copies of the Proxy Statement or need help in voting your shares of Common Stock, please contact our proxy solicitor Georgeson LLC at 866-821-0284.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 22, 2026. The proxy materials are available at https://jaguarhealth.gcs-web.com/financial-information/annual-reports.

PLEASE CAREFULLY READ THE PROXY STATEMENT. EVEN IF YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE PROMPTLY COMPLETE, EXECUTE, DATE AND RETURN THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES. YOU MAY ALSO SUBMIT A PROXY ELECTRONICALLY VIA THE INTERNET OR BY TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM. IF YOU SUBMIT A PROXY BY INTERNET OR TELEPHONE, THEN YOU NEED NOT RETURN A WRITTEN PROXY CARD OR VOTING INSTRUCTION FORM BY MAIL. STOCKHOLDERS WHO ATTEND THE ANNUAL MEETING MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE (AS DESCRIBED BELOW).


JAGUAR HEALTH, INC.
200 Pine Street
Suite 400
San Francisco, CA 94104

PROXY STATEMENT

FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 22, 2026

GENERAL INFORMATION ABOUT THE ANNUAL MEETING


We are furnishing this Proxy Statement to our stockholders in connection with the solicitation of proxies by our board of directors to be voted at the 2026 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournment or postponement thereof. The Annual Meeting will be held at 200 Pine Street, Suite 400, San Francisco, CA 94104, on Friday, May 22, 2026, at 8:30 a.m., local time.

When used in this Proxy Statement, the terms the "Company," "we," "us," "our" and "Jaguar" refer to Jaguar Health, Inc.

The Securities and Exchange Commission ("SEC") rules require us to provide an annual report to stockholders who receive this Proxy Statement. Accordingly, we have enclosed our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the "Annual Report"), which was filed on April 7, 2026, with this Proxy Statement, and we will also provide copies of such documents to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Pursuant to rules adopted by the SEC, the Company is also providing access to its proxy materials over the Internet. All stockholders will have the ability to access the proxy materials at https://jaguarhealth.gcs-web.com/financial-information/annual-reports.

The date on which the Notice of 2026 Annual Meeting of Stockholders, this Proxy Statement, the Annual Report and form of proxy card or voting instruction form are first being sent or given to stockholders is on or about May 5, 2026.

GENERAL INFORMATION ABOUT VOTING

Record Date

As of April 15, 2026, the record date for the Annual Meeting (the "Record Date"), 14,044,277 shares of our voting common stock, par value $0.0001 per share (the "Common Stock"), and 1,241,927.7 shares of Series O Convertible Preferred Stock, par value of $0.0001 per share (the "Series O Preferred Stock"), were issued and outstanding. Only holders of record of our Common Stock as of the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting or at any adjournment or postponement thereof. A list of such holders will be open to the examination of any stockholder for any purpose germane to the meeting at Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA 94104 for a period of ten (10) days prior to the Annual Meeting. The list of stockholders will also be available for such examination at the Annual Meeting.

In addition, as of the Record Date, there were zero shares of our non-voting common stock outstanding. The use of the capitalized term "Common Stock" in this Proxy Statement and related materials refers only to the Company's voting common stock and does not include the Company's convertible non-voting common stock.

Voting, Quorum and Revocability of Proxies

Each share of Common Stock entitles the holder of record thereof to one vote. No other securities are entitled to be voted at the Annual Meeting. Each stockholder holding Common Stock may vote in person or by proxy on all matters that properly come before the Annual Meeting and any adjournment or postponement thereof.

Stockholders have no right to cumulative voting as to any matter, including the election of one Class II director. The presence, in person or represented by proxy, of holders of one third (1/3) of the voting power of the shares of Common Stock outstanding on the Record Date and entitled to vote at the Annual Meeting will constitute a quorum for purposes of voting at the Annual Meeting. Properly executed proxies marked "ABSTAIN" or "WITHHOLD," as well as broker non-votes, will be counted as "present" for purposes of determining the existence of a quorum. If a quorum should not be present, either the chairperson of the meeting or a majority in voting power of the stockholders present in person or by proxy and entitled to vote on the adjournment may adjourn such meeting from time to time until a quorum is obtained.

Our board of directors is soliciting proxies for use in connection with the Annual Meeting and any postponement or adjournment thereof. If you submit a proxy via the Internet or by telephone or execute and return the proxy card or voting instruction form accompanying this Proxy Statement, your shares will be voted as you direct on all matters properly coming before the Annual Meeting for a vote. For Proposal 1, you may vote "FOR" or "WITHHOLD" authority for the nominee. For Proposals 2, 3, and 4, you may vote "FOR," "AGAINST" or "ABSTAIN."

If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC (the "Transfer Agent"), you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to grant your proxy directly to the Company or to vote your shares in person at the Annual Meeting. If you hold your shares in a stock brokerage account or through a bank or other financial intermediary, you are considered the beneficial owner of shares held in street name. Your bank, broker or other financial intermediary is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other financial intermediary on how to vote your shares, but because you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. As a beneficial owner, you are, however, welcome to attend the Annual Meeting in person provided that you present a valid legal proxy granted by the record holder (i.e., bank, broker, trustee or other nominee) to you.

Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy as described in the proxy card or voting instruction form, so that your vote will be counted if you later decide not to attend the

Annual Meeting. Submitting your proxy now will not prevent you from voting your shares in person by written ballot at the Annual Meeting if you desire to do so, as your proxy is revocable at your option.

You may revoke your proxy by (a) delivering to the Secretary of the Company at or before the Annual Meeting a written notice of revocation bearing a later date than the proxy, (b) duly executing a subsequent proxy and delivering it to the Secretary of the Company at or before the Annual Meeting or (c) attending the Annual Meeting in person and voting on each proposal for which you previously granted the proxy holder authority to vote for on your behalf (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy). Any written notice revoking a proxy should be delivered at or prior to the Annual Meeting to: Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, CA 94104, Attention: Jonathan S. Wolin. Beneficial owners of our Common Stock who are not holders of record and wish to revoke their proxy should contact their bank, brokerage firm or other custodian, nominee or fiduciary to inquire about how to revoke their proxy.

The shares represented by all valid proxies received will be voted in the manner specified. Where specific choices are not indicated on a validly executed and delivered proxy, the shares represented by such proxy will be voted: (i) "FOR" the election of the nominee for Class II director named in this Proxy Statement, (ii) "FOR" the ratification of the appointment of RBSM LLP ("RBSM") as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026, (iii) "FOR" the approval of, pursuant to Nasdaq Listing Rule 5635(d), the issuance of more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital, pursuant to the ELOC Agreement to be entered into between the Company and C/M Capital within 90 days after the date of the Annual Meeting, (iv) "FOR" the approval of, pursuant to Rule 5635(d), the issuance of more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital pursuant to the Preferred Stock Purchase Agreement, including shares of Common Stock issuable upon redemption of Series P Preferred Stock, to be issued and sold pursuant to the Preferred Stock Purchase Agreement, and (v) "FOR" the approval of a proposal to grant discretionary authority for the Company to adjourn the Annual Meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the Annual Meeting to approve Proposals 3 and 4.

We will bear all expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement. We have retained Georgeson LLC to solicit proxies for a base fee of $7,500 plus reimbursement of reasonable out-of-pocket expenses. In addition to solicitation by use of the mail, proxies may be solicited by telephone, facsimile or personally by our directors, officers and employees, who will receive no extra compensation for their services. We will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy soliciting materials to beneficial owners of shares of Common Stock.

Broker Voting

Brokers holding shares of record in "street name" for a beneficial owner have the discretionary authority to vote on some matters (routine matters) if they do not receive instructions from the beneficial owner regarding how the beneficial owner wants the shares voted at least 10 days before the date of the meeting; provided the proxy materials are transmitted to the beneficial owner at least 15 days before the meeting. There are also some matters with respect to which brokers do not have discretionary authority to vote (non-routine matters) if they do not receive timely instructions from the beneficial owner. When a broker does not have discretion to vote on a particular matter and the beneficial owner has not given timely instructions on how the broker should vote, a broker non-vote results. Any broker non-vote will be counted as present at the Annual Meeting for purposes of determining a quorum, but will not be treated as votes cast with respect to non-routine matters.

The proposal to ratify the appointment of RBSM as our independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal 2) is considered a routine matter and brokers will be permitted to vote in their discretion on this matter on behalf of beneficial owners who have not furnished voting instructions at least 10 days before the date of the Annual Meeting. In contrast, the proposal to elect the Class II director (Proposal 1), the proposal to approve, pursuant to Nasdaq Listing Rule 5635(d), the issuance of more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital, pursuant to the ELOC Agreement to be entered into between the Company and C/M Capital within 90 days after the date of the Annual Meeting (Proposal 3), the proposal to approve, pursuant to Rule 5635(d), the issuance of more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital pursuant to the Preferred Stock Purchase Agreement, including shares of Common Stock issuable upon redemption of Series P Preferred Stock, to be issued and sold pursuant to the Preferred Stock Purchase Agreement (Proposal 4), and the proposal to approve discretionary authority for the Company to adjourn the Annual Meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the Annual Meeting to approve Proposals 3 and 4 (Proposal 5) are not considered "routine" matters and brokers do not have discretionary authority to vote on behalf of beneficial owners on such matters.

Required Vote

Proposal 1 - Election of Class II Director

With respect to the proposal to elect the Class II director, you may vote in favor of or withhold your vote as to the nominee. The vote required to approve Proposal 1 is governed by Delaware law, the COI, and our Amended and Restated Bylaws, as amended (the "Bylaws") and is a plurality of the votes cast by the holders of shares represented and entitled to vote at the Annual Meeting, provided a quorum is present. As a result, in accordance with Delaware law, votes that are withheld will be counted in determining whether a quorum is present but will have no other effect on the election of the Class II director. Stockholders have no right to cumulative voting as to any matter, including the election of the Class II director.

Proposal 2 - Ratification of Independent Registered Public Accounting Firm

With respect to the proposal to ratify the Audit Committee's appointment of RBSM as our independent registered public accounting firm for the fiscal year ending December 31, 2026, you may vote in favor of the proposal, vote against the proposal or abstain from voting. The vote required to approve Proposal 2 is governed by Delaware law, the COI and the Bylaws and is the affirmative vote of the holders of a majority in voting power of the votes cast on such proposal at the Annual Meeting by the holders entitled to vote thereon, provided a quorum is present. As a result, abstentions will be considered in determining whether a quorum is present but will have no effect on the vote for Proposal 2.

Proposal 3 - Issuance, for purposes of Nasdaq Listing Rule 5635(d), of more than 19.99% of the Company's Issued and Outstanding shares of Common Stock to C/M Capital, pursuant to the ELOC Agreement to be Entered into between the Company and C/M Capital within 90 Days after the Date of the Annual Meeting

With respect to the proposal to approve, pursuant to Nasdaq Listing Rule 5635(d), the issuance of more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital, pursuant to the ELOC Agreement to be entered into between the Company and C/M Capital within 90 days after the date of the Annual Meeting, you may vote in favor of the proposal, vote against the proposal or abstain from voting. The vote required to approve Proposal 3 is governed by Delaware law, Nasdaq Listing Rules, the COI and the Bylaws and is the affirmative vote of the holders of a majority in voting power of the votes cast at the Annual Meeting by the holders entitled to vote thereon, provided a quorum is present. As a result, abstentions will be considered in determining whether a quorum is present but will have no effect on the vote for Proposal 3.

Proposal 4 - Issuance, for purposes of Nasdaq Listing Rule 5635(d), of more than 19.99% of the Company's Issued and Outstanding shares of Common Stock pursuant to the Preferred Stock Purchase Agreement to be Entered into between the Company and C/M Capital within 90 Days after the Date of the Annual Meeting, including shares of Common Stock Issuable upon Redemption of Series P Preferred Stock to be Issued and Sold Pursuant to the Preferred Stock Purchase Agreement

With respect to the proposal to approve, pursuant to Rule 5635(d), the issuance of more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital pursuant to the Preferred Stock Purchase Agreement to be entered into between the Company and C/M Capital within 90 days after the date of the Annual Meeting, including shares of Common Stock issuable upon redemption of Series P Preferred Stock, you may vote in favor of the proposal, vote against the proposal or abstain from voting. The vote required to approve Proposal 4 is governed by Delaware law, Nasdaq Listing Rules, the COI and the Bylaws and is the affirmative vote of the holders of a majority in voting power of the votes cast at the Annual Meeting by the holders entitled to vote thereon, provided a quorum is present. As a result, abstentions will be considered in determining whether a quorum is present but will have no effect on the vote for Proposal 4.

Proposal 5 - Adjournment

With respect to the proposal to grant discretionary authority to adjourn the Annual Meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the Annual Meeting to approve Proposals 3 and 4, you may vote in favor of the proposal, vote against the proposal or abstain from voting. The vote required to approve Proposal 5 is governed by Delaware law, the COI and the Bylaws and is the affirmative vote of the holders of a majority in voting power of the votes cast at the Annual Meeting by the holders entitled to vote thereon, provided a quorum is present. As a result, abstentions will be considered in determining whether a quorum is present but will have no effect on the vote for Proposal 5.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements in this Proxy Statement that are not historical statements, including statements regarding future capital-raising activities and expected use of proceeds therefrom, our estimates regarding expenses, future revenues, capital requirements, needs for additional financing, our ability to obtain additional financing, our success with regard to any business development initiatives, our ability to recruit or retain key scientific or management personnel or to retain our executive officers, our stock price and ability to meet the continued listing requirements of The Nasdaq Capital Market, and any other statements regarding our future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from the results expressed or implied by the statements. We describe risks and uncertainties that could cause actual results and events to differ materially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of our annual report on Form 10-K for the year ended December 31, 2025 (the "Annual Report").

Any forward-looking statements should be considered in light of such important factors. We undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date on which such statement is made.

All subsequent written and oral forward-looking statements concerning the matters addressed in this Proxy Statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of our Common Stock as of April 15, 2026 for:

- each person known to us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock;

- each of our named executive officers;

- each of our directors; and

- all directors and named executive officers as a group.

Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than 5% of our Common Stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting and investment power with respect to the securities. Except as otherwise provided by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. The number of shares of Common Stock used to calculate the percentage ownership of each listed person includes the shares of Common Stock underlying options or warrants or convertible securities held by such persons that are currently exercisable or convertible or exercisable or convertible within 60 days of April 15, 2026, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage of beneficial ownership of Common Stock is based on 14,044,277 shares of Common Stock outstanding as of April 15, 2026.

Except as otherwise set forth below, the address of each beneficial owner listed in the table below is c/o Jaguar Health, Inc., 200 Pine Street, Suite 400, San Francisco, California 94104.

	Common Stock	
Name and address of beneficial owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders		
Streeterville Capital, LLC[1]	1,350,000	8.7%
Named executive officers and directors:		
Lisa A. Conte[2]	44,977	*
Pravin Chaturvedi, Ph.D.[3]	17,851	*
Steven R. King, Ph.D.[4]	17,821	*
Jonathan S. Wolin[5]	34,204	*
Carol Lizak[6]	12,181	*
James J. Bochnowski[7]	85,948	*
Jonathan B. Siegel[8]	32,055	*
John Micek III[9]	32,055	*
Anula Jayasuriya[10]	3,821	*
All current executive officers and directors as a group (9 persons)[11]	280,913	2.0%

* Less than 1%
(1) The address for the reporting person is 303 E Wacker Drive, Suite 1040 Chicago, IL 60601. John M. Fife has voting and dispositive power over shares held by Streeterville Capital, LLC.
(2) Represents (i) 481 shares of Common Stock held by Ms. Conte, (ii) 17,234 shares of Common Stock issuable to Ms. Conte under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 15, 2026, with the weighted average exercise price of the 17,234 stock options being

$186.26, (iii) 9,000 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Ms. Conte, exercisable at an exercise price of $5.43 per share, and (iv) 18,262 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Ms. Conte, exercisable at an exercise price of $2.70 per share. The warrants provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company's Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively.

(3)   Represents (i) 202 shares of Common Stock held by Dr. Chaturvedi, (ii) 6,745 shares of Common Stock issuable to Dr. Chaturvedi under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 15, 2026, with the weighted average exercise price of the 6,745 stock options being $5.44, (iii) 3,600 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Dr. Chaturvedi, exercisable at an exercise price of $5.43 per share, and (iv) 7,304 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Dr. Chaturvedi, exercisable at an exercise price of $2.70 per share. The warrants provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company's Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively.

(4)   Represents (i) 172 shares of Common Stock held by Dr. King, (ii) 6,745 shares of Common Stock issuable to Dr. King under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 15, 2026, with the weighted average exercise price of the 6,745 stock options being $5.44, (iii) 3,600 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Dr. King, exercisable at an exercise price of $5.43 per share, and (iv) 7,304 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Dr. King, exercisable at an exercise price of $2.70 per share. The warrants provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company's Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively.

(5)   Represents (i) 197 shares of Common Stock held by Mr. Wolin, (ii) 6,745 shares of Common Stock issuable to Mr. Wolin under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 15, 2026, with the weighted average exercise price of the 6,745 stock options being $5.44, (iii) 9,000 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Mr. Wolin, exercisable at an exercise price of $5.43 per share, and (iv) 18,262 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Mr. Wolin, exercisable at an exercise price of $2.70 per share. The warrants provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company's Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively.

(6)   Represents (i) 151 shares of Common Stock held by Ms. Lizak, (ii) 6,630 shares of Common Stock issuable to Ms. Lizak under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 15, 2026, with the weighted average exercise price of the 6,630 stock options being $4.97, and (iii) 5,400 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Ms. Lizak, exercisable at an exercise price of $5.43 per share. The warrant provides for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company's Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively.

(7)   Represents (i) 51 shares of Common Stock held by Mr. Bochnowski, (ii) 4,109 shares of Common Stock issuable to Mr. Bochnowski under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 15, 2026, with the weighted average exercise price of the 4,109 stock options being $8.40, (iii) 27,002 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Bochnowski Family Trust ("Bochnowski Family Trust"), where Mr. Bochnowski is a co-trustee and beneficiary of such trust and shares voting and investment control over such shares with his spouse, exercisable at an exercise price of $5.43 per share, and (iv) 54,786 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Bochnowski Family Trust, exercisable

at an exercise price of $2.70 per share. The warrants provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company's Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively.

(8) Represents (i) 45 shares of Common Stock held by Mr. Siegel, (ii) 4,748 shares of Common Stock issuable to Mr. Siegel under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 15, 2026, with the weighted average exercise price of the 4,748 stock options being $8.32, (iii) 9,000 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by JBS Healthcare Ventures LLC ("JBS") where Mr. Siegel is the sole member, exercisable at an exercise price of $5.43 per share, and (iv) 18,262 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by JBS, exercisable at an exercise price of $2.70 per share. The warrants provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company's Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively.

(9) Represents (i) 45 shares of Common Stock held by Mr. Micek, (ii) 4,748 shares of Common Stock issuable to Mr. Micek under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 15, 2026, with the weighted average exercise price of the 4,748 stock options being $8.32, (iii) 9,000 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Mr. Micek, exercisable at an exercise price of $5.43 per share, and (iv) 18,262 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Mr. Micek, exercisable at an exercise price of $2.70 per share. The warrants provide for limitations on conversion and exercise, respectively, such that the holder along with its affiliates may not beneficially own more than 4.99% of the shares of the Company's Common Stock outstanding immediately after giving effect to such conversion and exercise, respectively.

(10) Represents (i) 46 shares of Common Stock held by Dr. Jayasuriya, and (ii) 3,775 shares of Common Stock issuable to Dr. Jayasuriya under stock options that are exercisable or will become exercisable in the 60 days subsequent to April 15, 2026, with the weighted average exercise price of the 3,775 stock options being $8.30.

(11) See footnotes (2 - 10).

PROPOSAL 1 - ELECTION OF DIRECTOR

Nominee

Our board of directors currently consists of five (5) members, James J. Bochnowski, Lisa A. Conte, John Micek III, Jonathan B. Siegel, and Anula Jayasuriya, who are divided into three classes with staggered three-year terms. The Board has nominated John Micek III, whose term as the Class II director will expire at the Annual Meeting, for re-election as a Class II director. If elected as a Class II director at the Annual Meeting, John Micek III will serve and hold office for a three-year term expiring at the 2029 Annual Meeting of Stockholders and until his successor has been duly elected and qualified.

The nominee has consented to continue his service as a director if elected. If the nominee should be unavailable to serve for any reason (which is not anticipated), the board of directors may designate a substitute nominee (in which event the person named on the enclosed proxy card will vote the shares represented by all valid proxy cards for the election of such substitute nominee), allow the vacancy to remain open until a suitable candidate is located, or by resolution provide for a lesser number of directors or fill the position. The nominee for director is, at present, a director of Jaguar and has been nominated by our Nominating and Corporate Governance Committee and ratified by our full Board.

Vote Required

The vote required to approve Proposal 1 is the plurality of the votes cast by the holders of shares of Common Stock represented and entitled to vote at the Annual Meeting, provided a quorum is present. As a result, in accordance with Delaware law, votes that are withheld will be counted in determining whether a quorum is present but will have no other effect on the vote for Proposal I. Stockholders have no right to cumulative voting as to any matter, including the election of the Class II director.

The board of directors unanimously recommends that the stockholders vote "FOR" Proposal 1 to elect John Micek III as a Class II director.

Information Regarding the Board of Directors and Director Nominee

The following table lists our directors and proposed director nominee, their respective ages and their positions as of April 15, 2026:

Name	Age	Position
James J. Bochnowski[(1)(2)(3)]	82	Chairman of the Board (Class I)
Lisa A. Conte	67	Chief Executive Officer, President and Director (Class I)
John Micek III[(1)(3)]	73	Director (Class II)
Jonathan B. Siegel[(1)(2)]	52	Director (Class I)
Anula Jayasuriya	69	Director (Class III)

(1) Member of the audit committee.
(2) Member of the compensation committee.
(3) Member of the nominating committee.

Lisa A. Conte has served as our President, Chief Executive Officer and a member of our board of directors since she founded the Company in June 2013. Ms. Conte also serves as the Chief Executive Officer and a member of the board of Napo since she founded Napo in November 2001 and is the Chairman of the board of our majority owned subsidiary Napo Therapeutics, S.p.A. (f/k/a Napo EU S.p.A.) ("Napo Therapeutics") since its inception in March 2021. In 1989, Ms. Conte founded Shaman Pharmaceuticals, Inc., a natural product pharmaceutical company. Ms. Conte is also currently a member of the board of directors of Healing Forest Conservatory, a California not-for-profit public benefit corporation, and serves on the Editorial Advisory Board of Life Science Leader magazine and on the Leadership Council of Pure Earth. Ms. Conte holds an M.S. in Physiology and Pharmacology from the University of California, San Diego, and an M.B.A. and A.B. in Biochemistry from Dartmouth College.

We believe Ms. Conte is qualified to serve on our board of directors due to her extensive knowledge of our Company and experience with our product and product candidates, as well as her experience managing and raising capital for public and private companies.

James J. Bochnowski has served as a member of our board of directors since February 2014 and as Chairperson of our board since June 2014. He also serves as a member of the board of directors of our wholly-owned subsidiary, Napo Pharmaceuticals, Inc. ("Napo"), since February 2014. Since 1988, Mr. Bochnowski has served as the founder and Managing Member of Delphi Ventures, a venture capital firm. In 1980, Mr. Bochnowski co-founded Technology Venture Investors. Mr. Bochnowski holds an M.B.A. with distinction from Harvard University Graduate School of Business and a B.S. in Aeronautics and Astronautics from Massachusetts Institute of Technology.

We believe Mr. Bochnowski is qualified to serve on our board of directors due to his significant experience with venture capital-backed healthcare companies and experience as both an executive officer and member of the board of directors of numerous companies.

Jonathan B. Siegel has served as a member of our board of directors since March 2018 and the board of directors of Napo since March 2018 and a member of the board of directors of Napo Therapeutics since March 2021. Mr. Siegel has served as the Chief Executive Officer of JBS Healthcare Ventures, which pursues investments in public and private healthcare entities, since he founded the company in 2017. In June 2021, he also assumed the role of CEO and Chairman of the board of OPY Acquisition Corp. I, a public Nasdaq-listed company until December 2023. Mr. Siegel is also a Co-Founder and Advisor to Incregen Therapeutics since 2023 and a Strategic Advisor to Ciba Health since December 2024. He has served as a board of director of Hound Diagnostics since 2025. He was the Senior Capital Markets Strategic Advisor to astr partners from December 2024 to December 2025. From 2011 until 2017, he was a partner and healthcare sector head at Kingdon Capital Management. Prior to joining Kingdon, Mr. Siegel was a healthcare portfolio manager at SAC Capital Advisors from 2005 until 2011; an associate director of pharmaceutical and specialty pharmaceutical research at Bear, Stearns & Co.; a pharmaceuticals research associate at Dresdner Kleinwort Wasserstein; and a consultant in the Life Sciences Division of Computer Sciences Corporation. Mr. Siegel worked as a research associate at the Novartis Center for Immunobiology at Harvard Medical School and as a research assistant at Tufts University School of Medicine. He has served on the board of advisors of Vitalis LLC, a private pharmaceutical company, since 2019. Previously he served on the board of directors of Sol-Gel Technologies Ltd, a Nasdaq-listed company from 2018 to 2024, and the board of directors of Lumara Health. Mr. Siegel received a BS in Psychology from Tufts University in 1995 and an MBA from Columbia Business School in 1999.

We believe Mr. Siegel is qualified to serve on our board of directors due to his extensive experience in the pharmaceutical investment sector.

John Micek III has served as a member of our board of directors and the board of directors of Napo since April 2016 and a member of the board of directors of Napo Therapeutics since March 2021. From 2000 to 2010, Mr. Micek was managing director of Silicon Prairie Partners, LP, a Palo Alto, California based family-owned venture fund. Since 2010, Mr. Micek serves on the board of directors of Armanino Foods of Distinction. He was also a board member and the Chief Executive Officer and Chief Financial Officer of Enova Systems. From March 2014 to August 2015, he served as interim Chief Financial Officer for Smith Electric Vehicles, Inc. Mr. Micek is a cum laude graduate of Santa Clara University and the University of San Francisco School of Law where he was an Articles Editor of the Law Review. His CA law license where he specialized in financial services is currently inactive. Mr. Micek has served as an adjunct professor at the University of San Francisco, teaching Corporate Governance and Ethics at the graduate school of Economics course at the University of San Francisco.

We believe Mr. Micek is qualified to serve on our board of directors due to his many years of executive experience in management and on boards of director of other companies.

Anula Jayasuriya has served as a member of our board of directors since July 2022. In 2023, Dr. Jayasuriya co-founded Kidron Capital, a venture capital fund focused on funding innovations in Women's Health. Previously in 2013, Dr. Jayasuriya founded EXXclaim Capital, also focusing on Women's Health. Since May 2021, she has served on the board of directors of Lineage Cell Therapeutics, Inc. (NYSE: LCTX). In 2006, she co-founded the Evolvence India Life Science Fund, managing the fund until July of 2017. From 2001 to 2002, Dr. Jayasuriya was a partner with Skyline Ventures in Palo Alto, and prior to that with the German/US venture capital firm TVM, in San Francisco. Her prior positions include VP, Business Development at Genomics Collaborative, Inc., from 1999 to 2000, VP, Global Drug Development at Hoffman-La Roche from 1994 to 1998 and Director, Outcomes Research at Syntex Laboratories. Dr. Jayasuriya received a B.A. from Harvard University summa cum laude, a M. Phil. in pharmacology from the University of Cambridge, an M.D. and Ph.D. (in Microbiology and Molecular Genetics) from Harvard Medical School and an M.B.A. with distinction from Harvard Business School.

We believe Dr. Jayasuriya is qualified to serve on our board of directors due to her extensive experience in healthcare investment and management.

There are no family relationships among any of our executive officers or among any of our executive officers and our directors. There is no arrangement or understanding between any director and any other person pursuant to which the director was selected.

See "Corporate Governance" and "Compensation of Directors and Executive Officers" below for additional information regarding our board of directors.

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed RBSM LLP ("RBSM") as our independent registered public accounting firm for the fiscal year ending December 31, 2026, and the board of directors is asking stockholders to ratify that selection. Representatives of RBSM are expected to attend the Annual Meeting in order to respond to questions from stockholders and will have the opportunity to make a statement. RBSM has served as our independent registered public accounting firm since November 22, 2021.

Independent Registered Public Accounting Firm Services and Fees

Current Principal Accountant Fees and Services

RBSM served as our independent registered public accounting firm for the fiscal years ended December 31, 2024 and 2025 and has served as our independent registered public accounting firm since November 22, 2021. The following table represents the aggregate fees billed to us by RBSM in 2024 and 2025 for audit and other services rendered.

	Years ended December 31, 2025	Years ended December 31, 2024
Audit Fees	$376,000	$465,500
Audit Related Fees	114,175	93,000
Tax Fees	—	—
All Other Fees	—	—
Total	$490,175	$558,500

Policy on Audit Committee Preapproval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

As specified in the Audit Committee charter, the Audit Committee pre-approves all audit and non-audit services provided by the independent registered public accounting firm prior to the receipt of such services.

Thus, the Audit Committee approved 100% of the services set forth in the above table prior to the receipt of such services and no services were provided under the permitted de minimis threshold provisions.

The Audit Committee determined that the provision of such services was compatible with the maintenance of the independence of RBSM.

Vote Required

The vote required to approve Proposal 2 is the affirmative vote of the holders of a majority in voting power of the votes cast at the Annual Meeting by the holders entitled to vote thereon, provided a quorum is present. As a result, abstentions will be considered in determining whether a quorum is present but will have no effect on the vote for Proposal 2.

The board of directors unanimously recommends that the stockholders vote "FOR" Proposal 2 to ratify the appointment of RBSM LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.

PROPOSAL 3 - APPROVAL, PURSUANT TO NASDAQ LISTING RULE 5635(d), OF THE ISSUANCE OF MORE THAN 19.99% OF THE COMPANY'S ISSUED AND OUTSTANDING COMMON STOCK PURSUANT TO A PURCHASE AGREEMENT TO BE ENTERED INTO BETWEEN THE COMPANY AND C/M CAPITAL WITHIN 90 DAYS FOLLOWING THE DATE OF THIS ANNUAL MEETING

Within 90 days after the date of this Annual Meeting, we intend to enter into a securities purchase agreement (the "ELOC Agreement", the material terms of which are provided below) with C/M Capital Master Fund, LP (and its affiliates), an accredited investor ("C/M Capital") as well as a registration rights agreement, pursuant to which C/M Capital will purchase from us up to an aggregate of $40 million worth of our shares of Common Stock.

At the Annual Meeting, stockholders will be asked to approve, for purposes of Nasdaq Listing Rule 5635(d) ("Rule 5635(d)"), the issuance and sale of shares of Common Stock, if we so choose, to C/M Capital in excess of 19.99% of our outstanding shares of Common Stock as of the date we enter into the ELOC Agreement, as more fully described below.

Equity Line of Credit Transaction

Under the terms and subject to the conditions of the ELOC Agreement, the Company will agree to sell, and C/M Capital will agree to purchase, up to $40 million (the "Offering Amount") of the Company's Common Stock (the "Purchase Shares"), subject to a sale limit of 19.99% of the outstanding shares of the Company's Common Stock in accordance with Rule 5635(d). The Company would issue the Purchase Shares in reliance upon an exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The transactions contemplated by the ELOC Agreement will be subject to the Company registering C/M Capital's resale of the Purchase Shares on a registration statement to be filed with the Securities and Exchange Commission (the "SEC"). Concurrent with the execution of the ELOC Agreement, the Company will enter into a registration rights agreement (the "ELOC Registration Rights Agreement") with C/M Capital. Pursuant to the ELOC Registration Rights Agreement, the Company will agree to file a registration statement on Form S-1 or S-3 with the SEC covering the resale of the shares of Common Stock sold under the ELOC Agreement and the Commitment Shares (as defined hereunder) on or before the 30th calendar day following the date of the ELOC Registration Rights Agreement and to use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC at the earliest practicable date, subject to limited exceptions described therein. The registration rights granted under the ELOC Registration Rights Agreement will be subject to certain conditions and limitations and are subject to customary indemnification and contribution provisions.

In connection with entering into the ELOC Agreement, the Company will agree to issue to C/M Capital shares of Common Stock (or equivalents) with an aggregated value equal to 2% of the Offering Amount as commitment shares (the "Commitment Shares"). The Company will not have a right to commence any sales of shares of Common Stock to C/M Capital under the ELOC Agreement until the time when all of the conditions to the Company's right to commence sales of Purchase Shares to C/M Capital set forth in the ELOC Agreement have been satisfied, including that a registration statement covering the resale of the Purchase Shares is declared effective by the SEC and the final form of prospectus contained therein is filed with the SEC (the "Commencement Date"). At any time from and after the Commencement Date, on any business day on which the previous business day's closing sale price of our Common Stock was equal to or greater than a floor price that is to be determined in the definitive agreement (which floor price is subject to adjustment for any stock split, reverse stock split, stock dividend, reclassification or similar event effected with respect to the Common Stock) (the "Purchase Date"), the Company may direct C/M Capital to purchase (a "Primary Put Request") a specified number of shares of Common Stock (the "Primary Put Shares") not to exceed on any single business day $1,500,000, at a purchase price equal to the lesser of (i) the lowest sale price of the Common Stock on the applicable Purchase Date or (ii) the average of the three lowest closing sale prices of the Common Stock during the 10 business days prior to the applicable Purchase Date; provided, however, that the Primary Put Request may not be allowed if the volume weighted average price of the Common Stock (the "VWAP") on the trading day prior to the day the Primary Put Shares are received by C/M Capital (the "Delivery Date") is the lowest during the 10 consecutive trading days prior to the Delivery Date.

In addition, on the same day as a Delivery Date or any other day, the Company may also direct C/M Capital to purchase (a "Secondary Put Request" and, together with any Primary Put Requests, collectively the "Put Requests"; the date on which the Company makes such request, the "Secondary Put Request Date") additional number of shares of Common Stock in an amount equal to the lesser of (i) $4,500,000 and (ii) 10% of the daily volume of the Common Stock on the Secondary Put Request Date, at a purchase price equal to the lesser of 95% of (i) the lowest trading price of the Common Stock in the five consecutive trading days prior to the Secondary Put Request, (ii) the VWAP of the Common Stock on the applicable Delivery Date, and (iii) the closing price of the Common Stock on the applicable Delivery Date. The Company may make multiple Secondary Put Requests on the same day or the two subsequent trading days from the original Delivery Date so long as shares of Common Stock issued pursuant to all prior Put Requests have been delivered to C/M Capital.

In no event shall the Company issue or sell any shares of Common Stock pursuant to the ELOC Agreement to the extent that after giving effect thereto, the aggregate number of shares of Common Stock that would be issued pursuant to the ELOC Agreement (including the Commitment Shares) would exceed 19.99% of the shares of Common Stock issued and outstanding immediately preceding the execution of the ELOC Agreement (the "Issuance Cap"), subject to adjustment as set forth in the ELOC Agreement, unless and until the Company obtains the approval of the issuance of such shares by its stockholder in accordance with the Rule 5635(d).

In addition, C/M Capital will not be obligated to buy any shares of Common Stock pursuant to the ELOC Agreement if such shares of Common Stock, when aggregated with all other Common Stock then beneficially owned by C/M Capital and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act, and Rule 13d-3 promulgated thereunder), would result in C/M Capital beneficially owning our Common Stock in excess of 4.99% of the then-outstanding shares of Common Stock (the "Beneficial Ownership Limitation"), provided, however, C/M Capital may increase the beneficial ownership limitation up to 9.99% at its sole discretion upon 61 days' prior written notice to the Company.

The net proceeds under the ELOC Agreement to the Company will depend on the frequency and prices at which the Company sells shares of Common Stock to C/M Capital. The Company expects that any proceeds received by the Company from such sales will be used for working capital and other general corporate purposes.

The Company will have the right to terminate the ELOC Agreement at any time, upon one business day's notice, provided that the Company delivers to C/M Capital the full amount of Commitment Shares prior to the termination of the ELOC Agreement. During any "suspension event" under the ELOC Agreement, the Company may not initiate any regular or other purchase of shares by C/M Capital, until such event of default is cured. In addition, in the event of bankruptcy proceedings by or against the Company, the ELOC Agreement will automatically terminate in accordance with its terms.

Stockholder Approval Requirements

Nasdaq Listing Rule 5635(d)

As noted above, the ELOC Agreement restricts the amount of the Purchase Shares that may be issued and sold to C/M Capital to the Issuance Cap. We can remove the Issuance Cap by obtaining stockholder approval in compliance with the applicable Listing Rules of The Nasdaq Stock Market. The Common Stock is listed on The Nasdaq Capital Market and, as such, we are subject to the Nasdaq Listing Rules.

Pursuant to Nasdaq Listing Rule 5635(d), stockholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price. For purposes of Nasdaq Listing Rule 5635(d), (A) "20% Issuance" means a transaction, other than a public offering, involving: (i) the sale, issuance or potential issuance by us of Common

Stock (or securities convertible into or exercisable for Common Stock), which alone or together with sales by our officers, directors or substantial stockholders equals 20% or more of Common Stock (which for purposes of this calculation, includes issued and outstanding shares of our voting Common Stock and non-voting common stock) or 20% or more of the voting power outstanding before the issuance and (B) "Minimum Price" means a price that is the lower of: (i) the closing price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average closing price of Common Stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. Stockholder approval of this proposal will constitute stockholder approval for purposes of Nasdaq Listing Rule 5635(d).

On April 15, 2026, there were 14,044,277 shares of our Common Stock issued and outstanding. Accordingly, our issuance of more than 2,808,855 shares under the ELOC Agreement, assuming the ELOC Agreement were entered into of April 15, 2026, would require the approval of our stockholders under Nasdaq Listing Rule 5635(d). The sale of the entire Offering Amount worth of our shares of Common Stock and the Commitment Shares could result in the issuance of shares of Common Stock to C/M Capital that represents more than 19.99% of our Common Stock or 19.99% of the voting power outstanding prior to the execution of the ELOC Agreement.

For illustration purposes only, the below table sets forth the amount of dilution, assuming registration of all shares required for resale, if we sold to C/M Capital shares of Common Stock at various purchase prices so that we received the maximum aggregate gross proceeds of $40,000,000:

Assumed Purchase Price Per Share	Number of Shares to be Issued if Full Purchase	Percentage of Outstanding Shares After Giving Effect to the Issuance to C/M Capital(1)	Gross Proceeds from the Sale of Shares to C/M Capital under the ELOC(2)
$0.35[2]	105,263,157	88.23%	$40,000,000
$0.50	80,000,000	85.07%	$40,000,000
$1.00	40,000,000	74.01%	$40,000,000
$1.50	26,666,667	65.50%	$40,000,000
$2.00	20,000,000	58.75%	$40,000,000
$2.50	16,000,000	53.25%	$40,000,000
$3.00	13,333,333	48.70%	$40,000,000

(1) The denominator is based on 14,044,277 shares outstanding as of April 15, 2026 adjusted to include the issuance of the number of shares set forth in the adjacent column that we would have sold to C/M Capital in future sales, assuming the purchase price in the first column for all shares issued. The numerator is based on the number of shares issuable pursuant to future sales under the ELOC Agreement at the corresponding assumed purchase price set forth in the first column.

(2) Excludes the Commitment Shares issuable to C/M Capital for which no proceeds would be received by us.

(3) Equal to the purchase price for a Primary Put Request as of April 15, 2026, pursuant to the terms of the ELOC Agreement, assuming that (i) the Company had the right to commence sales of shares of Common Stock to C/M Capital under the ELOC Agreement as of such date, and (ii) the Primary Put Request applied to the entire Offering Amount without any limitation.

We are therefore seeking stockholder approval for the issuance of more than 19.99% of our Common Stock outstanding prior to the execution of the ELOC Agreement to C/M Capital, pursuant to the ELOC Agreement.

Reasons for Transaction and Effect on Current Stockholders

The Board of Directors has determined that the ELOC Agreement with C/M Capital is in the best interests of the Company and its stockholders because the right to sell shares to C/M Capital provides the Company with a reliable source of capital and the ability to access that capital when and as needed.

The ELOC Agreement will not affect the rights of the holders of outstanding Common Stock, but the sale of shares to C/M Capital pursuant to the terms of the ELOC Agreement will have a dilutive effect on the existing common stockholders, including the voting power and economic rights of the existing common stockholders. If we were to sell to C/M Capital all $40 million worth of shares we are seeking stockholder approval to issue under the ELOC Agreement, C/M Capital would have purchased approximately 88.23% of the outstanding shares of the Company after such issuances, assuming that the Company had the right to commence sales of shares of Common Stock to C/M Capital under the ELOC Agreement as of April 15, 2026.

Notwithstanding the foregoing, the ELOC Agreement will provide that the Company shall not issue, and C/M Capital shall not purchase, any shares of our Common Stock under the ELOC Agreement if such shares proposed to be issued and sold, when aggregated with all other shares of our Common Stock then owned beneficially (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended) by C/M Capital and its affiliates, would result in the beneficial ownership by C/M Capital and its affiliates of more than 4.99% of our then issued and outstanding shares of Common Stock. This beneficial ownership limitation limits the number of shares C/M Capital may beneficially own at any one time to 4.99% of our outstanding Common Stock. Consequently, the number of shares C/M Capital may beneficially own in compliance with the beneficial ownership limitation may increase over time as the number of outstanding shares of our Common Stock increases over time. C/M Capital may sell some or all of the shares it purchases under the ELOC Agreement, permitting it to purchase additional shares in compliance with the beneficial ownership limitation. Pursuant to the terms of the ELOC Agreement, C/M Capital may increase the beneficial ownership limitation up to 9.99% at its sole discretion upon 61 days' prior written notice to the Company. The beneficial ownership limitation reflects the requirements of Nasdaq Listing Rule 5635(b), which requires stockholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company. Generally, Nasdaq considers a change of control to have occurred when, as a result of an issuance, an investor would own, or have the right to acquire, 20% or more of our outstanding shares of common stock and such ownership is the largest ownership position. We are not seeking stockholder approval to lift such 9.99% beneficial ownership limitation. However, even with the beneficial ownership limitation, C/M Capital may be in a position to exert influence over the Company and there is no guarantee that the interests of C/M Capital will align with the interests of other stockholders.

Timing of New Purchase Agreement

We anticipate that we will enter into the ELOC Agreement within 90 days of the date of this Annual Meeting. We are seeking stockholder approval of this Proposal 3 at the Annual Meeting to avoid the expense and delay required for a special meeting of stockholders, which we anticipate would be necessary if the Company were to wait until we enter into the ELOC Agreement with C/M Capital. If we do not enter into the ELOC Agreement within 90 days of the date of this Annual Meeting, we will seek additional stockholder approval before issuing shares of Common Stock under the ELOC Agreement in excess of the Issuance Cap.

Effect of Approval

If this Proposal 3 is approved by our stockholders, we will be able to issue shares in a greater number than permitted by the Issuance Cap to C/M Capital under the ELOC Agreement, provided we enter into the ELOC Agreement within 90 days of the date of the Annual Meeting.

In addition, the additional shares that we could issue to C/M Capital will result in greater dilution to existing common stockholders and may result in a decline in our stock price or greater price volatility.

Each share of Common Stock that would be issuable to C/M Capital would have the same rights and privileges as each share of our currently authorized Common Stock.

Nevertheless, even if this Proposal 3 is approved at the Annual Meeting, our board of directors reserves the right to elect to not proceed with the negotiation and/or entry into the ELOC Agreement with C/M Capital, or to negotiate and enter into a equity line of credit agreement with C/M Capital with material differences in its terms from those described above (the "Alternative ELOC Agreement"), if circumstances change and it determines, in its sole discretion at any time prior to the expiry of the 90-day period after the Annual Meeting, that the ELOC Agreement is no longer in the best interests of our stockholders. In the event of an Alternative ELOC Agreement, we will seek another stockholder approval for the issuance of more than 19.99% of our Common Stock outstanding prior to the execution of the Alternative ELOC Agreement if that may occur pursuant to the terms of the Alternative ELOC Agreement.

Effect of Failure to Obtain Stockholder Approval

If the stockholders do not approve this Proposal 3, we will be unable to issue shares of Common Stock to C/M Capital pursuant to the ELOC Agreement in excess of the Issuance Cap. The Company anticipates it would need to seek alternative sources of financing, which financing may not be available on advantageous terms, or at all, and which may result in the incurrence of additional transaction expenses and may include alternative transactions with C/M Capital.

Risks related to the Proposed Equity Line of Credit Agreement

C/M Capital will pay less than the then-prevailing market price for our Common Stock.

Pursuant to the ELOC Agreement, the Company will have the right to issue and to sell to C/M Capital from time to time, as provided in the ELOC Agreement, up to $40 million of Company's Common Stock, subject to the conditions set forth therein. The purchase price for the Common Stock purchased by C/M Capital under the ELOC Agreement will be, (i) in the event of a Primary Put Request, equal to the lesser of (i) the lowest sale price of the Common Stock on the applicable Purchase Date or (ii) the average of the three lowest closing sale prices of the Common Stock during the 10 business days prior to the applicable Purchase Date, and (ii) in the event of a Secondary Put Request, equal to the lesser of 95% of (i) the lowest trading price of the Common Stock in the five consecutive trading days prior to the Secondary Put Request, (ii) the VWAP of the Common Stock on the applicable Delivery Date, and (iii) the closing price of the Common Stock on the applicable Delivery Date, in each case subject to the conditions set forth therein. Under the ELOC Agreement, C/M Capital will have a financial incentive to sell our shares of Common Stock immediately upon receiving the shares so as to realize the profit equal to the difference between the discounted price and the market price. If C/M Capital sells our share of Common Stock that it owns, the market price of our Common Stock could decrease. If our stock price decreases, C/M Capital may have a further incentive to sell our Common Stock, which may further impact on our stock price.

It is not possible to predict the actual number of shares of Common Stock, if any, we will sell under the ELOC Agreement to C/M Capital or the gross proceeds we will receive from such sales.

We will generally have the right to control the timing and amount of any sales of our Common Stock to C/M Capital under the ELOC Agreement. Sales of our Common Stock, if any, to C/M Capital under the ELOC Agreement will depend upon market conditions and other factors to be determined by us. Because the purchase price per share of our Common Stock to be paid by C/M Capital will fluctuate based on the market prices of the our Common Stock during a period (as specified in the ELOC Agreement) prior to the time we elect to sell our Common Stock, if any, to C/M Capital pursuant to the ELOC Agreement, it is not possible for us to predict prior to any such sales the number of shares of our Common Stock that we will sell to under the ELOC Agreement, the purchase price per share that C/M Capital will pay for our Common Stock purchased from us under the ELOC Agreement, or the aggregate gross proceeds that we will receive from those purchases by C/M Capital under the ELOC Agreement. The number of shares of our Common Stock ultimately offered for resale by C/M Capital will be dependent upon the number of shares of our Common Stock, if any, we ultimately elect to sell to C/M Capital under the ELOC Agreement. C/M Capital may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices. Any issuance and sale by us under the ELOC Agreement and the resale by C/M Capital of a substantial amount of our Common Stock will cause dilution to our stockholders, which dilution may be substantial.

The sale and issuance of our Common Stock to C/M Capital will cause dilution to our existing securityholders, and the resale of our Common Stock acquired by C/M Capital, or the perception that such resales may occur, could cause the price of our Common Stock to decrease.

The purchase price per share to be paid by C/M Capital for our Common Stock that we elect to sell to C/M Capital under the ELOC Agreement, if any, will fluctuate based on the market prices of our Common Stock during a period (as specified in the ELOC Agreement) prior to the time we elect to sell our Common Stock to C/M Capital pursuant to the ELOC Agreement. Depending on market liquidity at the time, resales of shares of our Common Stock by C/M Capital may cause the trading price of our Common Stock to decrease, and any such decrease could be substantial. Issuances of Common Stock by us to C/M Capital under the ELOC Agreement will result in dilution to the interests of existing holders of our Common Stock, which dilution may be substantial. Additionally, the sale of a substantial number of shares of our Common Stock to C/M Capital, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We may not have access to the full amount available under the ELOC Agreement.

There will be certain conditions to our ability to sell shares under the ELOC Agreement, including registering the resale of the shares of Common Stock issuable pursuant to such agreement. If we are unable to satisfy the conditions precedent to our ability to sell the shares of Common Stock under the ELOC Agreement, we may not be able to receive any or all of the proceeds from such agreement.

Required Vote of Stockholders

To approve, pursuant to Nasdaq Listing Rule 5635(d), the issuance of more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital pursuant to the ELOC Agreement to be entered into between the Company and C/M Capital within 90 days after the Annual Meeting (this Proposal 3), the affirmative vote of the holders of a majority in voting power of the votes cast at the Annual Meeting by the holders entitled to vote thereon, is required. Although failure to submit a proxy or vote in person at the Annual Meeting, or a failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares will not affect the outcome of the vote on this proposal, the failure to submit a proxy or vote in person at the Annual Meeting will make it more difficult to meet the requirement under the Bylaws that the holders of 1/3 in voting power of our capital stock issued and outstanding and entitled to vote at the Annual Meeting be present in person or represented by proxy to constitute a quorum at the Annual Meeting.

The board of directors unanimously recommends that the stockholders vote "FOR" Proposal 3 to pursuant to Nasdaq Listing Rule 5635(d), issue more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital pursuant to the ELOC Agreement to be entered into between the Company and C/M Capital within 90 days after the Annual Meeting.

PROPOSAL 4 - APPROVAL, PURSUANT TO NASDAQ LISTING RULE 5635(d), OF THE ISSUANCE OF MORE THAN 19.99% OF THE COMPANY'S ISSUED AND OUTSTANDING COMMON STOCK PURSUANT TO A PREFERRED STOCK PURCHASE AGREEMENT TO BE ENTERED INTO BETWEEN THE COMPANY AND C/M CAPITAL WITHIN 90 DAYS FOLLOWING THE DATE OF THE ANNUAL MEETING, WHICH INCLUDES SHARES OF COMMON STOCK ISSUABLE UPON REDEMPTION OF SERIES P PREFERRED STOCK TO BE ISSUED AND SOLD PURSUANT TO SUCH PREFERRED STOCK PURCHASE AGREEMENT

Within 90 days after the date of this Annual Meeting, we intend to enter into a securities purchase agreement (the "Preferred Stock Purchase Agreement", the material terms of which are provided below) with C/M Capital, as well as a registration rights agreement (the "Preferred Stock Registration Rights Agreement"), in a private placement, pursuant to which C/M Capital will purchase from us up to an aggregate of $2.4 million worth of a new series of preferred stock of the Company, par value $0.0001 per share, to be designated as Series P Non-Convertible Preferred Stock (the "Series P Preferred Stock") and up to $72,000 worth of shares of Common Stock (or pre-funded warrants to purchase shares of Common Stock) (the "Commencement Shares").

At the Annual Meeting, stockholders will be asked to approve, for purposes of Rule 5635(d), the issuance to C/M Capital pursuant to the Preferred Stock Purchase Agreement of (i) the Commencement Shares and (ii) the shares of Common Stock issuable upon redemption of the shares of Series P Preferred Stock in excess of 19.99% of our outstanding shares of Common Stock as of the date we enter into the Preferred Stock Purchase Agreement, as more fully described below.

Preferred Stock Private Placement

Under the terms and subject to the conditions of the Preferred Stock Purchase Agreement, the Company will agree to sell, and C/M Capital will agree to purchase (i) the Commencement Shares and (ii) the $2.4 million worth of shares of the Series P Preferred Stock (the "Preferred Shares") at an aggregate purchase price equal to $2 million (the "PIPE Amount"), in a private placement.

Terms of the Series P Preferred Stock

The rights, preferences and limitations relating to the Series P Preferred Stock will be governed by a certificate of designation to be filed by the Company with the Secretary of State of the State of Delaware (the "Certificate of Designation"). The material terms of the Certificate of Designation will include, among other things:

Stated Value

The stated value of each share of Series P Preferred Stock (the "Stated Value") shall be equal to the quotient obtained by dividing $2,400,000 by the total number of shares of Series P Preferred Stock to be issued pursuant to the Preferred Stock Purchase Agreement.

Dividend

The Series P Preferred Stock shall accrue a rate of return on the aggregate Stated Value of the then outstanding shares of Series P Preferred Stock at the rate of 8% per year (the "Dividend"). The Dividend shall accrue on each share of Series P Preferred Stock from the date of its issuance, and shall be payable in cash or in kind at the election of the Company; provided that if the Dividend is paid in shares of Common Stock, then the number of shares of Common Stock will equal the quotient obtained by dividing (i) the Dividend by (ii) the greater of (x) the Minimum Price of our Common Stock on the date of payment and (y) 20% of the Minimum Price of our Common Stock as of the date we enter into the Preferred Stock Purchase Agreement, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock.

Voting Rights

Except as otherwise provided in the Certificate of Designation or as otherwise required by law, the Series P Preferred Stock shall have no voting rights.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, each share of Series P Preferred Stock shall be entitled to be paid, out of the assets of the Company available for distribution to its stockholders, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of Common Stock and any other series of the Company's preferred stock hereafter created specifically ranking by its terms junior to the Series P Preferred Stock, and subject to (i) any existing or future secured or unsecured indebtedness and other liabilities (including trade payables) of the Company and (ii) the rights of the holders of any class or series of securities expressly ranking on parity with Series P Preferred Stock (with approval by holders of majority of the then outstanding shares of Series P Preferred Stock of such ranking) upon any such liquidation, dissolution or winding up event, an amount per share of Series P Preferred Stock equal to the Stated Value at such time plus any accrued but unpaid Dividend (as applicable, the "Liquidation Amount").

Conversion Rights

The Series P Preferred Stock shall not be convertible into Common Stock or any other security of the Company and does not otherwise have any conversion rights.

Redemption

- *Mandatory Redemption*

Whenever the Company receives proceeds from C/M Capital pursuant to the ELOC Agreement, an amount equal to 10% of such proceeds shall be used to redeem outstanding shares of Series P Preferred Stock.

- *Optional Redemption*

The Company, at its own discretion, may, at any time after the issuance of any shares of Series P Preferred Stock, redeem, in whole or in part, shares of Series P Preferred Stock at the time outstanding, at a redemption price equal to the Liquidation Amount per share, with the redemption price to be paid, at the Company's sole discretion, in cash or in such number of shares of Common Stock (the "Redemption Shares") equal to the quotient obtained by dividing (i) the Liquidation Amount by (ii) the Minimum Price as of the date of such redemption (the "Redemption Ratio"). Notwithstanding the foregoing, the Company will not have the right to redeem any shares of Series P Preferred Stock and issue any Redemption Shares to C/M Capital if: (a) the issuance of such Redemption Shares would cause C/M Capital to beneficially own in excess of the Maximum Percentage immediately after giving effect to the issuance of the Redemption Shares; or (b) the total cumulative number of the Redemption Shares to be issued to C/M Capital would exceed 19.99% of our outstanding shares of Common Stock as of the date we enter into the Preferred Stock Purchase Agreement (the "Redemption Cap") unless (i) the approval by the stockholders of the Company for purposes of Rule 5635(d) is obtained to issue more than the Redemption Cap, or (ii) the Common Stock is not listed for quotation on Nasdaq or NYSE American. The Redemption Cap shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction.

Maximum Percentage

In no event may shares of Common Stock be issued to C/M Capital that would cause C/M Capital's beneficial ownership to exceed the Maximum Percentage, which is 4.99% of the number of shares of Common Stock outstanding on a given date (including for such purpose the shares of Common Stock issuable upon such issuance).

Commencement Shares

In connection with the issuance and sale of the Series P Preferred Stock, the Preferred Stock Purchase Agreement will also provide that the Company will issue to C/M Capital $72,000 worth of shares of Common Stock (or pre-funded warrants to purchase shares of Common Stock) (the "Commencement Shares"), with the price of each Commencement Share equal to the greater of (x) 100% of the average of the VWAP (as defined hereunder) for the five consecutive trading days immediately prior to the filing of the registration statement pursuant to the Preferred Stock Registration Rights Agreement, and (y) 20% of the Minimum Price of our Common Stock as of the date we enter into the Preferred Stock Purchase Agreement, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock.

For purposes of the Preferred Stock Purchase Agreement, "VWAP" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market (as defined hereunder), the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg (based on a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB, OTCQX or OTCID is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB, OTCQX or OTCID as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB, OTCQX or OTCID and if prices for the Common Stock are then reported on the Pink Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the C/M Capital and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company. "Trading Market" means the principal securities exchange or securities market, including an over-the-counter market, on which the Common Stock is then traded in the United States.

Concurrent with the execution of the Preferred Stock Purchase Agreement, the Company will enter into the Preferred Stock Registration Rights Agreement with C/M Capital. Pursuant to the Preferred Stock Registration Rights Agreement, the Company will agree to file a registration statement on Form S-1 or S-3 with the SEC covering the resale of the Redemption Shares and the Commencement Shares on or before the 30th calendar day following the date of the Preferred Stock Registration Rights Agreement and to use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC at the earliest practicable date, subject to limited exceptions described therein. The registration rights granted under the Preferred Stock Registration Rights Agreement will be subject to certain conditions and limitations and are subject to customary indemnification and contribution provisions.

Stockholder Approval Requirements

Pursuant to Rule 5635(d), stockholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price. For purposes of Rule 5635(d), (A) "20% Issuance" means a transaction, other than a public offering, involving: (i) the sale, issuance or potential issuance by us of Common Stock (or securities convertible into or exercisable for Common Stock), which alone or together with sales by our officers, directors or substantial stockholders equals 20% or more of Common Stock (which for purposes of this calculation, includes issued and outstanding shares of our voting Common Stock and non-voting common stock) or 20% or more of the voting power outstanding before the issuance, and (B) "Minimum Price" means a price that is the lower of: (i) the closing price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average closing price of Common Stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. Stockholder approval of this proposal will constitute stockholder approval for purposes of Rule 5635(d).

On April 15, 2026, there were 14,044,277 shares of our Common Stock issued and outstanding. Therefore, the issuance of 6,176,016 Redemption Shares (assuming the Preferred Stock Purchase Agreement were entered into of April 15, 2026, and assuming full redemption of the Series P Preferred Stock in shares of our Common Stock with no Dividend accrued as of April 15, 2026) would have constituted approximately 30.54% of the shares of our Common Stock outstanding prior to such issuance. As such, pursuant to Rule 5635(d), we are obligated to seek and are therefore seeking stockholder approval for the issuance of shares of Common Stock to C/M Capital in excess of 19.99% of our outstanding shares of Common Stock as of the date we enter into the Preferred Stock Purchase Agreement.

Effect of Approval

If this Proposal 4 is approved by our stockholders, we will be able to issue the Commencement Shares and the shares of Common Stock in a greater number than permitted by the Redemption Cap to C/M Capital upon redemption of the Series P Preferred Stock, pursuant to the terms of the Preferred Stock Purchase Agreement and the Certificate of Designation, provided we enter into the Preferred Stock Purchase Agreement and issue the Series P Preferred Stock to C/M Capital within 90 days of the date of the Annual Meeting.

In addition, the additional shares that we could issue to C/M Capital will result in greater dilution to existing common stockholders and may result in a decline in our stock price or greater price volatility.

Each share of Common Stock that would be issuable to C/M Capital would have the same rights and privileges as each share of our currently authorized Common Stock.

Nevertheless, even if this Proposal 4 is approved at the Annual Meeting, our board of directors reserves the right to elect to not proceed with the negotiation and/or entry into the Preferred Stock Purchase Agreement with C/M Capital, or to negotiate and enter into a preferred stock purchase agreement and certificate of designation of a new series of preferred stock of the Company with C/M Capital with material differences in its terms from those described above (collectively the "Alternative Preferred Stock Purchase Agreement"), if circumstances change and it determines, in its sole discretion at any time prior to the expiry of the 90-day period after the Annual Meeting, that the Preferred Stock Purchase Agreement and/or the Certificate of Designation is no longer in the best interests of our stockholders. In the event of a Alternative Preferred Stock Purchase Agreement, we will seek another stockholder approval for the issuance of more than 19.99% of our Common Stock outstanding prior to the execution of the Alternative Preferred Stock Purchase Agreement if that may occur pursuant to the terms of the Alternative Preferred Stock Purchase Agreement.

Effect of Failure to Obtain Stockholder Approval

If the stockholders do not approve this Proposal 4, we will be unable to issue the Commencement Shares and the Redemption Shares to C/M Capital pursuant to the terms of the Certificate of Designation and the Preferred Stock Purchase Agreement in excess of the Redemption Cap. The Company anticipates it would need to seek alternative sources of financing, which financing may not be available on advantageous terms, or at all, and which may result in the incurrence of additional transaction expenses and may include alternative transactions with C/M Capital.

Dilution and Potential Adverse Impact of this Proposal

The redemption of all or part of the shares of Series P Preferred Stock for shares of Common Stock will have a dilutive effect on the existing common stockholders, including the voting power and economic rights of the existing common stockholders.

For illustration purposes only, the below table sets forth the amount of dilution, assuming full redemption of the Series P Preferred Stock in shares of our Common Stock, if we issue to C/M Capital the Redemption Shares at various redemption prices:

Assumed Purchase Price Per Share	Aggregate Liquidation Amoun(1)	Number of Redemption Shares to be Issued if Full Redemption(2)	Percentage of Outstanding Shares After Giving Effect to the Full Redemption(3)
$0.39[4]	$2,400,000.00	6,176,016	30.54%
$0.50	$2,400,000.00	4,800,000	25.47%
$1.00	$2,400,000.00	2,400,000	14.59%
$1.50	$2,400,000.00	1,600,000	10.23%

(1) Assumes no Dividend accrued.
(2) Excludes the Commencement Shares issuable to C/M Capital for which no proceeds would be received by us.
(3) The denominator is based on 14,044,277 shares outstanding as of April 15, 2026 adjusted to include the issuance of the number of Redemption Shares set forth in the adjacent column that we would have issued to C/M Capital, assuming full redemption of all shares of Series P Preferred Stock issued.
(4) Equal to the Minimum Price of our Common Stock, assuming that the redemption occurred on April 15, 2026.

We are therefore seeking stockholder approval for the issuance of more than 19.99% of our Common Stock outstanding prior to the execution of the Preferred Stock Purchase Agreement to C/M Capital, pursuant to the Preferred Stock Purchase Agreement and the Certificate of Designation.

Required Vote of Stockholders

To approve, pursuant to Nasdaq Listing Rule 5635(d), the issuance of more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital pursuant to the Preferred Stock Purchase Agreement to be entered into between the Company and C/M Capital within 90 days after the Annual Meeting, which includes shares of Common Stock that are issuable upon redemption of the shares of Series P Preferred Stock to be issued and sold pursuant to the Preferred Stock Purchase Agreement (this Proposal 4), the affirmative vote of the holders of a majority in voting power of the votes cast at the Annual Meeting by the holders entitled to vote thereon, is required. Although failure to submit a proxy or vote in person at the Annual Meeting, or a failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares will not affect the outcome of the vote on this proposal, the failure to submit a proxy or vote in person at the Annual Meeting will make it more difficult to meet the requirement under the Bylaws that the holders of 1/3 in voting power of our capital stock issued and outstanding and entitled to vote at the Annual Meeting be present in person or represented by proxy to constitute a quorum at the Annual Meeting.

The board of directors unanimously recommends that the stockholders vote "FOR" Proposal 4 to, pursuant to Nasdaq Listing Rule 5635(d), issue more than 19.99% of the Company's issued and outstanding shares of Common Stock to C/M Capital pursuant to the Preferred Stock Purchase Agreement to be entered into between the Company and C/M Capital within 90 days after the Annual Meeting, including shares of Common Stock that are issuable upon redemption of the shares of Series P Preferred Stock to be issued and sold pursuant to the Preferred Stock Purchase Agreement.

PROPOSAL 5 - GRANT OF DISCRETIONARY AUTHORITY TO ADJOURN THE ANNUAL MEETING IF NECESSARY TO SOLICIT ADDITIONAL PROXIES

Although it is not expected, the Annual Meeting may need to be adjourned for the purpose of soliciting additional proxies in favor of Proposals 3 and 4. We are seeking stockholder approval of this Proposal 5 to grant discretionary authority to adjourn the Annual Meeting, if necessary, for the purpose of soliciting additional proxies in favor of Proposals 3 and 4. The chairperson will have the discretion to decide whether or not to present this Proposal 5 to adjourn the Annual Meeting.

Required Vote of Stockholders

To approve the grant of discretionary authority to adjourn the Annual Meeting, if necessary, for the purpose of soliciting additional proxies in favor of Proposals 3 and 4, the affirmative vote of the holders of a majority in voting power of the votes cast at the Annual Meeting by the holders entitled to vote thereon is required. Although failure to submit a proxy or vote in person at the Annual Meeting, or a failure to provide your broker, nominee, fiduciary or other custodian, as applicable, with instructions on how to vote your shares will not affect the outcome of the vote on this proposal, the failure to submit a proxy or vote in person at the Annual Meeting will make it more difficult to meet the requirement under the Bylaws that the holders of 1/3 in voting power of our capital stock issued and outstanding and entitled to vote at the Annual Meeting be present in person or by proxy to constitute a quorum at the Annual Meeting.

The board of directors unanimously recommends that the stockholders vote "FOR" Proposal 5 to grant discretionary authority to adjourn the Annual Meeting, if necessary, to solicit additional proxies in favor of Proposals 3 and 4.

CORPORATE GOVERNANCE

Director Independence

Our Common Stock is listed on The Nasdaq Capital Market. Under Nasdaq rules, independent directors must comprise a majority of a listed company's board of directors. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company's Audit, Compensation and Nominating Committees must be independent. Audit Committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Nasdaq rules, a director will only qualify as an "independent director" if, in the opinion of the company's board of directors, such person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors periodically undertakes a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that four of our five directors (i.e., Mr. Bochnowski, Mr. Micek, Mr. Siegel and Dr. Jayasuriya) do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the Nasdaq rules. Our board of directors also determined that Mr. Micek (chairperson), Mr. Bochnowski and Mr. Siegel, who comprise our Audit Committee, Mr. Bochnowski (chairperson) and Mr. Siegel, who comprise our Compensation Committee, and Mr. Bochnowski and Mr. Micek, who comprise our Nominating Committee, satisfy the independence standards for those committees established by applicable SEC rules and the Nasdaq rules and listing standards.

In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Staggered board

In accordance with the COI, and the Bylaws, our board of directors is divided into three classes of directors. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2026 for Class II director, 2027 for Class III director and 2028 for Class I directors.

- Our Class I directors are James J. Bochnowski, Lisa A. Conte, and Jonathan B. Siegel;

- Our Class II director is John Micek III; and

- Our Class III director is Anula Jayasuriya.

The COI and the Bylaws provide that the number of our directors shall be fixed from time to time by a resolution of our board of directors, provided that the board of directors shall consist of at least one (1) member. The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Committees of the Board of Directors

The board of directors has three committees: an audit committee, a compensation committee and a nominating committee. Continuing directors and our nominees for election as director are required to attend the annual meeting of stockholders, barring significant commitments or special circumstances, and are also required to participate in the meetings of committees on which they serve. The following table provides membership information for each committee as of April 15, 2026:

Name	Audit	Compensation	Nominating
Lisa A. Conte			
James J. Bochnowski	✓	✓*	✓
John Micek III	✓*†		✓
Jonathan B. Siegel	✓	✓	
Anula Jayasuriya			

* Committee Chairman
† Financial Expert

Audit Committee

The members of our Audit Committee are Mr. Micek, Mr. Bochnowski, and Mr. Siegel. Mr. Micek is the chairperson of the Audit Committee. Our Audit Committee's responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

- overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

- monitoring our internal control over financial reporting, disclosure controls and procedures and code of conduct;

- discussing our risk management policies;

- establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

- reviewing and approving or ratifying any related person transactions; and

- preparing the Audit Committee report required by SEC rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our Audit Committee.

Our board of directors has determined that each of Mr. Micek, Mr. Bochnowski, and Mr. Siegel is an independent director under Nasdaq rules and under Rule 10A-3. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq.

Our board of directors has determined that Mr. Micek is an "audit committee financial expert," as defined by applicable SEC rules, and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations.

The Audit Committee held four meetings in 2025. The Audit Committee has adopted a written charter approved by our board of directors, which is available on our website at: https://jaguarhealth.gcs- web.com/static-files/aeabd726-16c2-4219-a755-475e9c87b851.

Compensation Committee

The members of our Compensation Committee are Mr. Bochnowski and Mr. Siegel. Mr. Bochnowski is the chairperson of the Compensation Committee. Our Compensation Committee's responsibilities include:

- determining, or making recommendations to our board of directors with respect to, the compensation of our Chief Executive Officer;

- determining, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

- overseeing and administering our cash and equity incentive plans;

- reviewing and making recommendations to our board of directors with respect to director compensation; and

- preparing the Compensation Committee report and necessary disclosure in our annual proxy statement in accordance with applicable SEC rules.

To determine compensation, the Compensation Committee, with input from the Chief Executive Officer (who does not participate in the deliberations regarding her own compensation), reviews, at least annually, and makes recommendations to the board of directors about appropriate compensation levels for each executive officer of the Company. The Compensation Committee considers all factors it deems relevant in setting executive compensation.

Our board of directors has determined that each of Mr. Bochnowski and Mr. Siegel is independent under the applicable Nasdaq rules and regulations, is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act, and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Compensation Committee held four meetings in 2025. All compensation-related matters were approved at the board of directors' level. The Compensation Committee has adopted a written charter approved by the board of directors, which is available on our website at: https://jaguarhealth.gcs-web.com/static-files/653862da-1aa9-4819-b559-5c5654189e80. Under its charter, the Compensation Committee has the authority, in its sole discretion, to select, retain and obtain the advice of a compensation consultant as necessary to assist with the execution of its duties and responsibilities as set forth in its charter but only after taking into consideration factors relevant to the compensation consultant's independence from management specified in Nasdaq Listing Rule 5605(d)(3)(D). The Compensation Committee currently has not retained or sought advice from a compensation consultant.

Nominating Committee

The members of our Nominating Committee are Mr. Bochnowski and Mr. Micek. Our Nominating Committee's responsibilities include:

- identifying individuals qualified to become members of our board of directors;

- evaluating qualifications of directors;

- recommending to our board of directors the persons to be nominated for election as directors and to each of the committees of our board of directors; and

- overseeing an annual evaluation of our Board of Directors.

The Nominating Committee had no meeting in 2025. All nomination-related matters were approved at the board of directors' level. The Nominating Committee has adopted a written charter approved by the board of directors, which is available on our website at: https://jaguarhealth.gcs-web.com/static-files/02dfed04-9508-44cd-a96a-3215e565111c.

Meetings and Attendance During 2025

The board of directors held 30 meetings in 2025. Each director who served as a director during 2025 participated in 75% or more of the meetings of the board of directors and of the committees on which he or she served, if any, during the year ended December 31, 2025 (during the period that such director served).

We do not have a written policy on director attendance at annual meetings of stockholders. We encourage, but do not require, our directors to attend the Annual Meeting. One director attended the 2025 Annual Meeting of Stockholders.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our President and Chief Executive Officer, our Chief Financial Officer and other employees who perform financial or accounting functions. The Code of Business Conduct and Ethics sets forth the basic principles that guide the business conduct of our employees. A current copy of the code is on our website at https://jaguarhealth.gcs-web.com/corporate-governance. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions on our website to the extent required by applicable rules and exchange requirements. The inclusion of our website address in this proxy statement does not incorporate by reference the information on or accessible through our website into this proxy statement.

Insider Trading Policy and Procedures

We have adopted a Policy on Insider Trading and Tipping governing the purchase, sale, and/or other dispositions of our securities by our directors, officers and employees and other covered persons. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards.

Policy Against Pledging and Hedging of the Company's Securities

Our Policy on Insider Trading and Tipping expressly prohibits directors, officers, employees and other persons determined by us to be "Insiders," including their immediate family members sharing the same household and entities over which they exercise control, from engaging in hedging transactions involving our securities (or any other financial transactions that are designed to hedge or offset any decrease in market value of our equity securities) without advance approval from the Compliance Officer (as defined in the policy). The policy similarly prohibits such individuals from holding our securities in a margin account and pledging our securities as collateral for loans without advance approval from the Compliance Officer. The policy applies to all of our securities held, excluding the exercise of options for cash under an equity plan of the Company, bona fide gifts of our securities and transactions in our securities made through an authorized Rule 10b5-1 trading plan.

There were no exceptions approved by the Compliance Officer during the last fiscal year.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has ever been an officer or employee of our Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or Compensation Committee or other board committee performing equivalent functions of any entity that has one or more of its executive officers serving on our board of directors or Compensation Committee.

Limitation of Liability and Indemnification

Our COI and Bylaws contain provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Under the provisions of the Delaware law, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for:

- any breach of the director's duty of loyalty to us or our stockholders;

- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

- any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

The COI provides that we indemnify our directors to the fullest extent permitted by Delaware law. In addition, the Bylaws provide that we indemnify our directors and officers to the fullest extent permitted by Delaware law. The Bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among others, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions in our COI and Bylaws and the indemnification agreements we have entered into and expect to continue to enter into are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our COI and Bylaws and our indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. There is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Board Leadership Structure

The Bylaws and corporate governance guidelines provide our board of directors with flexibility in its discretion to combine or separate the positions of Chairperson of the board of directors and chief executive officer. As a general policy, our board of directors believes that separation of the positions of Chairperson and chief executive officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management's performance and enhances the effectiveness of the board of directors as a whole. We expect and intend the positions of Chairperson of the board of directors and chief executive officer to be held by two individuals in the future.

Risk Oversight

Our board of directors monitors our exposure to a variety of risks through our Audit Committee. Our Audit Committee charter gives the Audit Committee responsibilities and duties that include discussing with management and the independent auditors our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies. Our Audit Committee is also responsible for monitoring and controlling exposures to cybersecurity risks and discussing such risks with management.

Nomination of Directors

There have been no material changes to the procedures by which stockholders may recommend nominees to our board of directors. Recommendations to the board of directors for election as directors of Jaguar at an annual meeting may be made only by the Nominating Committee or by the Company's stockholders who comply with the timing, informational, and other requirements of the Bylaws. Stockholders have the right to recommend persons for nomination by submitting such recommendation, in written form, to the Secretary of the Company, and such recommendation will be evaluated pursuant to the policies and procedures adopted by the board of directors. Such recommendation must be delivered to or mailed to and received by the Secretary of the Company at the principal executive offices not less than 90 days nor more than 120 calendar days prior to the first anniversary of the date of the preceding year's annual meeting, except that if no annual meeting of stockholders was held in the preceding year or if the date of the annual meeting of stockholders is more than 30 days before or more than 60 days after such anniversary date, such recommendation must be delivered to or mailed to and received by the Secretary of the Corporation not earlier than 120 days and not later than 90 days prior to such annual meeting, or, if later, by the 10th day following the day on which public disclosure of the date of such annual meeting was first made. The deadline to submit recommendations for election as directors at the 2026 Annual Meeting has already passed.

The Nominating Committee, in accordance with the board of directors' governance principles, seeks to create a board that has the ability to contribute to the effective oversight and management of the Company that is as a whole strong in its collective knowledge of and diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business judgment, biotechnology industry knowledge, corporate governance and global markets. The Nominating Committee does not currently have a policy with regard to the consideration of diversity in identifying director nominees. When the Nominating Committee reviews a potential new candidate, the Nominating Committee looks specifically at the candidate's qualifications in light of the needs of the board of directors and the Company at that time given the then current mix of director attributes.

General criteria for the nomination and evaluation of director candidates include:

- loyalty and commitment to promoting the long-term interests of the Company's stockholders;

- the highest personal and professional ethical standards and integrity;

- an ability to provide wise, informed and thoughtful counsel to top management on a range of issues;

- a history of achievement that reflects superior standards for themselves and others;

- an ability to take tough positions in constructively challenging the Company's management while at the same time working as a team player; and

- individual backgrounds that provide a portfolio of personal and professional experience and knowledge commensurate with the needs of the Company.

The Nominating Committee must also ensure that the members of the board of directors as a group maintain the requisite qualifications under the applicable Nasdaq Stock Market listing standards for populating the Audit, Compensation and Nominating Committees.

Written recommendations from a stockholder for a director candidate must include the following information:

- the stockholder's name and address, as they appear on our corporate books;

- the class and number of shares that are beneficially owned by such stockholder;

- the dates upon which the stockholder acquired such shares; and

- documentary support for any claim of beneficial ownership.

Additionally, the recommendation needs to include, as to each person whom the stockholder proposes to recommend to the Nominating Committee for nomination to election or reelection as a director, all information relating to the person that is required pursuant to Regulation 14A under the Exchange Act, as amended, and evidence satisfactory to us that the nominee has no interests that would limit their ability to fulfill their duties of office.

Once the Nominating Committee receives a recommendation, it will deliver a questionnaire to the director candidate that requests additional information about his or her independence, qualifications and other information that would assist the Nominating Committee in evaluating the individual, as well as certain information that must be disclosed about the individual in the Company's proxy statement, if nominated.

Individuals must complete and return the questionnaire within the time frame provided to be considered for nomination by the Nominating Committee.

The Nominating Committee will review the stockholder recommendations and make recommendations to the board of directors that the Committee feels are in the best interests of the Company and its stockholders.

The Nominating Committee has not received any recommendations from stockholders for the Annual Meeting.

Communications with the Board of Directors

Stockholders may contact an individual director or the board of directors as a group, or a specified board committee or group, including the non-employee directors as a group, by the following means:

Mail: Attn: Board of Directors
Jaguar Health, Inc.
200 Pine Street, Suite 400
San Francisco, CA 94104

Email: AskBoard@jaguar.health

Each communication should specify the applicable addressee or addressees to be contacted as well as the general topic of the communication. We will initially receive and process communications before forwarding them to the addressee. We also may refer communications to other departments within the Company. We generally will not forward to the directors a communication that is primarily commercial in nature, relates to an improper or irrelevant topic, or requests the Company's general information.

Complaint and Investigation Procedures for Accounting, Internal Accounting Controls, Fraud or Auditing Matters

We have created procedures for confidential submission of complaints or concerns relating to accounting or auditing matters and contracted with Nasdaq to facilitate the gathering, monitoring and delivering reports on any submissions. As of the date of this proxy statement, there have been no submissions of complaints or concerns to Nasdaq. Complaints or concerns about our accounting, internal accounting controls or auditing matters may be submitted to the Audit Committee and our executive officers by contacting Nasdaq.

Nasdaq provides phone, internet and e-mail access and is available 24 hours per day, seven days per week, 365 days per year. The hotline number is 1-844-417-8861 and the website is https://www.openboard.info/jagx. Any person may submit a written Accounting Complaint to jagx@openboard.info.

Our Audit Committee under the direction and oversight of the Audit Committee Chair will promptly review all submissions and determine the appropriate course of action. The Audit Committee Chair has the authority, in his discretion, to bring any submission immediately to the attention of other parties or persons, including the full board of directors, accountants and attorneys. The Audit Committee Chair shall determine the appropriate means of addressing the concerns or complaints and delegate that task to the appropriate member of senior management, or take such other action as it deems necessary or appropriate to address the complaint or concern, including obtaining outside counsel or other advisors to assist the Audit Committee.

EXECUTIVE OFFICERS

Our executive officers as of April 15, 2026 are as follows:

Name	Age	Position
Lisa A. Conte	67	Chief Executive Officer, President and Director
Steven R. King, Ph.D.	68	Chief of Sustainable Supply, Ethnobotanical Research and Intellectual Property and Secretary
Carol R. Lizak	62	Chief Financial Officer
Jonathan S. Wolin	64	Chief of Staff, General Counsel and Chief Compliance Officer
Pravin Chaturvedi, Ph.D.	63	Chief Scientific Officer; Chair of Scientific Advisory Board

Set forth below is a summary of the business experience of our Chief of Sustainable Supply, Ethnobotanical Research and Intellectual Property and Secretary, Steven R. King, our Chief Financial Officer, Carol R. Lizak, our Chief of Staff and General Counsel, Jonathan S. Wolin, and our Chief Scientific Officer, Pravin Chaturvedi. Our Chief Executive Officer's biography has been provided above.

Steven R. King, Ph.D. Dr. King has served as our Executive Vice President of Sustainable Supply, Ethnobotanical Research and Intellectual Property since March 2012 and as our Secretary since September 2014. He was promoted to Chief of Sustainable Supply, Ethnobotanical Research and Intellectual Property in March 2020. From 2002 to 2012, Dr. King served as the Senior Vice President of Sustainable Supply, Ethnobotanical Research and Intellectual Property at our wholly-owned subsidiary, Napo Pharmaceuticals, Inc. Prior to that, Dr. King served as the Vice President of Ethnobotany and Conservation at Shaman Pharmaceuticals, Inc. Dr. King has been recognized by the International Natural Products and Conservation Community for the creation and dissemination of research on the long-term sustainable harvest and management of *Croton lechleri*, the widespread source of crofelemer. Dr. King is currently a member of the board of directors of Healing Forest Conservatory, a California not-for-profit public benefit corporation. Dr. King holds a Ph.D. in Biology from the Institute of Economic Botany of the New York Botanical Garden/City University of New York and an M.S. in Biology from the Institute of Economic Botany of the New York Botanical Garden/City University of New York.

Carol R. Lizak. Ms. Lizak has served as our Chief Financial Officer since April 2021. She joined the Company in May 2019 as Vice President of Finance and Corporate Controller and was promoted to Chief Accounting Officer in August 2019 and Senior Vice-President of Finance and Chief Accounting Officer in March 2020. Prior to joining us, Ms. Lizak served as Senior Director and Corporate Controller of Zosano Pharma Corporation from November 2017 to January 2019, as Controller of Quantum Secure, Inc. from July 2016 to August 2017, and as Executive Director, Corporate Controller of Alexza Pharmaceuticals, Inc. from September 2014 to July 2016. Prior thereto, she spent nine years as Corporate Controller of a subsidiary of HID Global Corporation. Ms. Lizak holds an M.B.A. from Pepperdine University, Graziadio School of Business and Management and a B.S. in Business Administration from the University of Santo Tomas.

Jonathan S. Wolin. Mr. Wolin has served as our Chief of Staff and General Counsel since September 4, 2019. He joined the Company in November 2018 as Chief Compliance Officer and Corporate Counsel of the Company and continues to serve as Chief Compliance Officer. Prior to joining the Company, Mr. Wolin served as an independent consultant advising clients on corporate compliance from June 2017 to November 2018, as Chief Administrative Officer of Braden Partners (d/b/a Pacific Pulmonary Services) from September 2016 to May 2017, as Chief Compliance Officer of Natera, Inc. from June 2015 to August 2016, and as Chief Compliance Officer of Braden Partners from September 2013 to May 2015. Mr. Wolin holds a J.D. from The Catholic University of America, Columbus School of Law, an M.B.A. from The George Washington University School of Business and a B.S. in Accounting from the University of Maryland.

Pravin Chaturvedi, Ph.D. Dr. Chaturvedi is a veteran drug developer, serial biotech entrepreneur, seasoned CEO, CSO and/or Board member of many life science ventures. Over his 30+ years in the biotech and pharmaceutical industry, he has participated and/or led the drug development teams for multiple drugs across the therapeutic areas of central nervous system (CNS), HIV, hepatitis C virus (HCV), cancer and gastrointestinal disorders. He has participated in the successful drug approval and commercialization of seven drugs. He received a lifetime achievement award at the Boston Biotechnology Summit in 2022 for his contributions to the development of novel drugs. He serves as the Chairman of the Scientific Advisory Board (SAB) and Chief Scientific Officer (CSO) for Napo Pharmaceuticals and Jaguar Health. He is also the co-founder and CEO of IndUS Pharmaceuticals and Oceanyx Pharmaceuticals. He is also the Chairman of the boards of Cellanyx and Enlivity. In addition to these board roles, he remains on the boards of IndUS and Oceanyx Pharmaceuticals. He has previously served as the CEO and Board of Director for Pivot Pharmaceuticals and Scion Pharmaceuticals and has previously served on the boards of Pivot, Scion, Bach Pharma, PRADAN USA, FuelEd Schools, Sindu Pharmaceuticals, TiE Boston and ResoluteBio. Over his career, he has also been a part of multiple national and international strategic partnerships with large pharmaceutical companies as well as governments and has served on several advisory boards. Prior to his current leadership responsibilities as (President/CEO/CSO roles in various companies), he served as the Head of Lead Evaluation at Vertex Pharmaceuticals; and held scientific positions at Alkermes and Parke-Davis/Warner-Lambert (now Pfizer). He also contributes significant time to teaching and continues to serve as an adjunct faculty member at Georgetown Medical School. He holds a doctoral degree from West Virginia University and has an undergraduate degree in pharmacy from University of Bombay.

Officers serve at the discretion of the board of directors. There are no family relationships among any of our executive officers or among any of our executive officers and our directors. There is no arrangement or understanding between any executive officer and any other person pursuant to which the executive officer was selected.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Overview

This compensation discussion, which should be read together with the compensation tables set forth below, provides information regarding our executive compensation program for our named executive officers for 2025, who were Lisa Conte, our current President and Chief Executive Officer, Pravin Chaturvedi, our Chief Scientific Officer and Chair of Scientific Advisory Board, Steven King, our Chief of Sustainable Supply, Ethnobotanical Research and Intellectual Property, and Jonathan Wolin, our Chief of Staff, General Counsel, and Chief Compliance Officer. We refer to these four individuals as our named executive officers for 2025.

2025 Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned during the fiscal years indicated by our named executive officers.

	Year	Salary ($)	Bonus ($)	Option awards ($)(1)	Stock awards ($)(2)	All other compensation ($)(3)	Total ($)
Lisa A. Conte	2025	600,005	—	38,713	41,171	25,786	705,675
President & Chief Executive Officer	2024	582,282	85,429	160,142	21,289	26,154	875,320
	2023	576,374	—	—	205,190	34,290	815,854
Pravin Chaturvedi, Ph.D.	2025	484,585	—	15,896	16,906	52,400	569,787
Chief Scientific Officer	2024	470,271	—	47,770	6,349	52,001	646,627
	2023	465,500	—	—	109,222	52,412	627,134
Steven R. King, Ph.D.							
Chief, Sustainable Supply,	2025	367,369	—	15,896	16,906	49,306	449,476
Ethnobotanical Research &	2024	356,517	54,333	47,771	6,349	50,932	515,002
Intellectual Property	2023	352,900	—	—	85,139	53,496	491,535
Jonathan Wolin	2025	412,777	—	15,896	16,906	60,947	506,525
Chief of Staff, General Counsel &	2024	400,584	58,935	47,771	6,349	60,568	574,208
Chief Compliance Officer	2023	396,520	—	—	105,176	61,093	562,789

Footnotes to Summary Compensation Table

(1) Assumptions used in calculating the value of option awards were described in Note 12 to the Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025, incorporated herein by reference. The amounts reported for option awards were based on the aggregate grant date fair value computed in accordance with ASC topic 718. On June 3, 2019, the Company filed the Certificate of Fifth Amendment to its Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-70 reverse split of the Company's voting common stock, effective June 7, 2019 (the "2019 Reverse Stock Split"). On September 3, 2021, the Company filed the Certificate of Sixth Amendment to its Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-3 reverse split of the Company's voting common stock, effective September 8, 2021 (the "2021 Reverse Stock Split"). On January 20, 2023, the Company filed the Certificate of Seventh Amendment to its Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-75 reverse split of the Company's voting common stock, effective January 23, 2023 (the "2023 Reverse Stock Split"). On May 23, 2024, the Company filed the Certificate of Eighth Amendment to its Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-60 reverse split of the Company's voting common stock, effective May 23, 2024 (the "2024 Reverse Stock Split"). On March 16, 2025, the Company filed the Certificate of Ninth Amendment to its Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse split of the

Company's voting common stock, effective March 24, 2025 (the "2025 Reverse Stock Split"). No fractional shares were issued, and cash was paid in lieu of any resulting fractional shares. The 2025 Reverse Stock Split, 2024 Reverse Stock Split, 2023 Reverse Stock Split, 2021 Reverse Stock Split and 2019 Reverse Stock Split have been retrospectively reflected in the following options held by each executive officer as of December 31, 2025:

a. Ms. Conte – On December 11, 2025, an aggregate 28,592 shares were granted to Ms. Conte at an exercise price of $1.44 per share. On October 8, 2024, an aggregate 5,280 shares were granted to Ms. Conte at an exercise price of $32.25 per share. There were no options granted to Ms. Conte in fiscal year 2023.

b. Dr. Chaturvedi – On December 11, 2025, an aggregate 11,740 shares were granted to Mr. Chaturvedi at an exercise price of $1.44 per share. On October 8, 2024, an aggregate 1,575 shares were granted to Mr. Chaturvedi at an exercise price of $32.25 per share. There were no options granted to Dr. Chaturvedi in fiscal year 2023.

c. Dr. King – On December 11, 2025, an aggregate 11,740 shares were granted to Dr. King at an exercise price of $1.44 per share. On October 8, 2024, an aggregate 1,575 shares were granted to Dr. King at an exercise price of $32.25 per share. There were no options granted to Dr. King in fiscal year 2023.

d. Mr. Wolin – On December 11, 2025, an aggregate 11,740 shares were granted to Mr. Wolin at an exercise price of $1.44 per share. On October 8, 2024, an aggregate 1,575 shares were granted to Mr. Wolin at an exercise price of $32.25 per share. There were no options granted Mr. Wolin in fiscal year 2023.

e. The options granted on October 28, 2024 vest 1/36th per month beginning one month after grant, with the remainder vesting equally over the following 35 months such that the option is vested in full on October 8, 2027, subject to continued service with us through each relevant vesting date. The options granted on December 11, 2025 vest 1/12th per month beginning one month after grant, with the remainder vesting equally over the following 11 months such that the option is vested in full on December 11, 2026, subject to continued service with us through each relevant vesting date.

(2) Assumptions used in calculating the value of stock awards which is mainly restricted stock units were described in Note 12 to the Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025, incorporated herein by reference. The amounts reported for stock awards were based on the aggregate grant date fair value on the grant date computed in accordance with ASC topic 718. All of the restricted stock units granted on December 11, 2025 will vest on the first anniversary of the grant date. All of the restricted stock units granted on October 8, 2024 vested on the first anniversary of the grant date. The restricted stock units granted on August 14, 2023 vest yearly for the next two years.

a. Ms. Conte – On December 11, 2025, Ms. Conte was granted 28,591 restricted stock units at a market price of $1.44 per share at the grant date. On October 8, 2024, Ms. Conte was granted 5,280 restricted stock units at a market price of $32.25 per share at the grant date. On August 14, 2023, Ms. Conte was granted 255 restricted stock units at a market price of $802.19 per share at the grant date.

b. Dr. Chaturvedi – On December 11, 2025, Dr. Chaturvedi was granted 11,740 restricted stock units at a market price of $1.44 per share at the grant date. On October 8, 2024, Dr. Chaturvedi was granted 196 restricted stock units at a market price of $32.25 per share at the grant date. On August 14, 2023, Dr. Chaturvedi was granted 136 restricted stock units at a market price of $802.19 per share at the grant date.

c. Dr. King – On December 11, 2025, Dr. King was granted 11,740 restricted stock units at a market price of $1.44 per share at the grant date. On October 8, 2024, Dr. King was granted 196 restricted stock units at a market price of $32.25 per share at the grant date. On August 14, 2023, Dr. King was granted 196 restricted stock units at a market price of $802.19 per share at the grant date.

d. Mr. Wolin – On December 11, 2025, Mr. Wolin was granted 11,740 restricted stock units at a market price of $1.44 per share at the grant date. On October 8, 2024, Mr. Wolin was granted 196 restricted stock units at a market price of $32.25 per share at the grant date. On August 14, 2023, Mr. Wolin was granted 131 restricted stock units at a market price of $802.19 per share at the grant date.

(3) Amounts shown in this column reflect incremental health insurance premiums paid for such executive and their family members, if applicable.

Narrative to Summary Compensation Table

Base Salary

Effective June 16, 2015, the Compensation Committee and board of directors reviewed Ms. Conte's annual compensation and adjusted her base salary to $440,000. Effective May 1, 2018, Ms. Conte's base salary was increased to $500,000. Effective April 1, 2021, Ms. Conte's base salary was increased to $535,700. Effective April 1, 2022, Ms. Conte's annual salary was increased to $576,374. There was no salary increase for Ms. Conte during the fiscal year 2023. Effective October 1, 2024, Ms. Conte's annual base salary was increased to $600,005. There was no annual base salary increase for Ms. Conte in 2025.

Effective May 16, 2016, the Compensation Committee and Board of Directors increased Dr. King's base salary to $280,500. Effective May 1, 2018, Dr. King's base salary was increased to $290,317, and on November 1, 2019, Dr. King's annual base salary was increased to $300,000. Effective April 1, 2021, Dr. King's annual base salary was increased to $311,900. Effective April 1, 2022, Dr. King's annual base salary was increased to $352,900. There was no annual base salary increase for Dr. King during the year 2023. Effective October 1, 2024, Dr. King's annual base salary to $367,369. There was no annual salary increase for Dr. King in 2025.

Dr. Chaturvedi was hired on March 1, 2022 with an annual base salary of $465,500. Effective October 1, 2024, Dr. Chaturvedi's annual base salary was increased to $484,585. There was no annual base salary increase for Dr. Chaturvedi in 2025. Prior to Dr. Chaturvedi's full-time employment with the Company, he was a consultant to the Company and paid a monthly fee of $22,167. He was paid $265,000 in consulting fees during fiscal year 2021.

Mr. Wolin was hired on November 28, 2018 with an annual base salary of $260,000. Effective September 1, 2019, Mr. Wolin was promoted to Chief of Staff, Chief Compliance Officer & General Counsel pursuant to which his base salary was increased to $280,800. His annual base salary was later increased to $300,000, $309,000 and $344,800 effective November 1, 2019, April 1, 2020, and April 1, 2021, respectively. Effective April 1, 2022, the Compensation Committee increased Mr. Wolin's annual base salary to $396,520. There were no salary increases for Mr. Wolin during the fiscal year 2023. Effective October 1, 2024, the Compensation Committee increased Mr. Wolin's annual base salary from $412,777. There was no annual salary increase for Mr. Wolin in 2025.

There were no salary increases for Ms. Conte, Dr. Chaturvedi, Dr. King, and Mr. Wolin during the fiscal year 2023 and 2025.

Equity Compensation

Ms. Conte and Dr. King received stock option grants at the time they were hired by privately-held Jaguar Animal Health, Inc. Such options generally vest over time, with 25% of the options vesting after nine months of employment and monthly vesting thereafter with full vesting after three years. Mr. Wolin received stock option grants with a similar vesting schedule at the time they were hired by us. The board of directors periodically grants additional options to the current named executive officers that typically vest ratably over a three-year period.

All stock options and RSUs issued to our current named executive officers vest and become exercisable upon a change in control.

Outstanding Equity Awards at 2025 Fiscal Year End

The following table provides information regarding outstanding equity awards held by our named executive officers as of December 31, 2025:

	Options Vesting Commencement Date	Number of Securities Underlying Unexercised Options			Option exercise price	Stock Option expiration date
		Exercisable	Unexercisable			
Lisa A. Conte	9/22/2016	—	—	— (1)	$ —	9/22/2026
	12/21/2017	—	—	— (2)	$ —	12/21/2027
	3/12/2018	—	—	— (3)	$ —	3/12/2028
	6/01/2018	—	—	— (4)	$ —	6/01/2028
	7/24/2019	3	—	— (6)	$583,875.00	7/24/2029
	3/20/2020	—	—	— (8)	$ —	3/20/2030
	4/05/2021	2	—	— (9)	$671,625.00	4/05/2031
	10/08/2024	2,053	3,227	— (10)	$ 32.25	4/08/2034
	12/11/2025	—	28,591	— (11)	$ 1.44	12/11/2035
Pravin Chaturvedi, Ph.D.	7/24/2019	—	—	— (6)	$ —	7/24/2020
	3/20/2020	—	—	— (8)	$ —	3/20/2030
	4/5/2021	—	—	— (9)	$ —	4/5/2031
	10/08/2024	612	963	— (10)	$ 87.00	4/08/2034
	12/11/2025	—	11,740	— (11)	$ 1.44	12/11/2035
Steven R. King, Ph.D.	3/12/2018	—	—	— (3)	$132,300.00	3/12/2028
	6/01/2018	—	—	— (4)	$ 42,943.95	6/01/2028
	7/24/2019	—	—	— (6)	$583,875.00	7/24/2029
	3/20/2020	—	—	— (8)	$ —	3/20/2030
	4/05/2021	—	—	— (9)	$ —	4/05/2031
	10/08/2024	612	963	— (10)	$ 32.25	4/08/2034
	12/11/2025	—	11,740	— (11)	$ 1.44	12/11/2035
Jonathan Wolin	11/28/2018	—	—	— (6)	$ —	11/28/2028
	7/24/2019	—	—	— (6)	$ —	7/24/2029
	9/5/2019	—	—	— (7)	$ —	9/05/2029
	3/20/2020	—	—	— (8)	$ —	3/20/2030
	4/5/2021	—	—	— (9)	$ —	4/5/2031
	10/08/2024	612	963	— (10)	$ 32.25	4/08/2034
	12/11/2025	—	11,740	— (11)	$ 1.44	12/11/2035

---

(1) The options were granted on September 22, 2016 and vested 1/36th per month beginning one month after grant, with the remainder vesting equally over the following 35 months such that the option was vested in full on September 22, 2019.

(2) The options were granted on December 21, 2017 and vested 100% on March 31, 2018.

(3) The options were granted on March 12, 2018 and vested 1/36th per month over thirty-six months such that the option was vested in full on March 12, 2021.

(4) The options were granted on June 1, 2018 and vested 1/36th per month over thirty-six months such that the option was vested in full on June 12, 2021.

(5) The options were granted November 28, 2018, 9/36ths of which vested nine months from date of hire, then 1/36th per month over the remaining twenty-seven months. The option vested in full on November 29, 2021.

(6) The options granted on July 24, 2019 vested 1/36th per month over thirty-six months with additional vesting credited to an employee at a rate of 1/36 for every year of service at time of grant. The option vested in full on July 24, 2022.

(7) The options granted on September 5, 2019 vested 1/36th per month over thirty-six months with additional vesting credited to an employee at a rate of 1/36 for every year of service at time of grant. The option vested in full on September 5, 2023.

(8) The options granted on March 20, 2020 vested 1/36th per month over thirty-six months with additional vesting credited to an employee at a rate of 1/36 for every year of service at time of grant. The option vested in full on March 20, 2023.

(9) The options granted on April 5, 2021 vested 1/36th per month beginning one month after grant, with the remainder vesting equally over the following 35 months such that the option would be vested in full on April 5, 2024, subject to continued service with us through each relevant vesting date. On December 27, 2022, the executive officers and the Company mutually agreed to the surrender and cancellation of unvested options granted on April 5, 2021 to purchase an aggregate of 281 shares of the Company's Common Stock at an exercise price of $447.75 per share. In consideration for the cancellation of the Options, the Company agreed to pay $300 to each executive officer.

(10) The options granted on October 8, 2024 vest 1/36th per month beginning one month after grant, with the remainder vesting equally over the following 35 months such that the option is vested in full on October 8, 2027, subject to continued service with us through each relevant vesting date.

(11) The options granted on December 11, 2025 vest 1/12th per month beginning one month after grant, with the remainder vesting equally over the following 11 months such that the option is vested in full on December 11, 2026, subject to continued service with us through each relevant vesting date.

Equity Compensation Plan Information

The following table provides information as of December 31, 2025 regarding shares of Common Stock that may be issued under the Company's equity compensation plans consisting of our 2014 Stock Incentive Plan (as amended, the "2014 Plan") and our 2020 New Employee Inducement Award (the "2020 Inducement Award Plan").

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities referenced in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1):	196,176	$21.68	965(2)
Equity compensation plans not approved by security holders(3):	520	$ 4.55	5,874(2)
Total	196,696	$21.63	6,839

(1) Consists of the 2014 Plan.

(2) As of December 31, 2025, there were 965 shares available for grant under the 2014 Plan and 5,874 shares available for grants under the 2020 Inducement Award Plan.

(3) Consists of the 2020 Inducement Award Plan. For more information on the 2020 Inducement Award Plan, see Note 12 to the financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025.

The following table provides information as of December 31, 2024 regarding shares of Common Stock that may be issued under the Company's equity compensation plans consisting of our 2014 Plan and our 2020 Inducement Award Plan after adjustment due to the Reverse Stock Split effective in March 2025.

	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities referenced in column (a))
Plan category			
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1 and 4):	30,469	$133.87	149(2)
Equity compensation plans not approved by security holders(3 and 4):	0	$ 0	17,546(2)
Total	30,469	$133.87	17,695(4)

(1) Consists of the 2014 Plan.
(2) As of December 31, 2024, there were 17,546 shares available for grant under the 2014 Plan and 149 shares available for grants under the 2020 Inducement Award Plan.
(3) Consists of the 2020 Inducement Award Plan. For more information on the 2020 Inducement Award Plan, see Note 11 to the financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024.
(4) Shows effect of 1-for-25 reverse split of the Company's voting common stock, effective March 24, 2025 (the "2025 Reverse Stock Split").

The following table provides information as of December 31, 2023 regarding shares of common stock that may be issued under the Company's equity compensation plans consisting of our 2014 Plan and our 2020 Inducement Award Plan.

	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities referenced in column (a))
Plan category			
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1 and 4):	17	$914,985	94(2 and 4)
Equity compensation plans not approved by security holders(3 and 4):	1	$519,255	323(2 and 4)
Total	18	$ 595.63	626,182(4)

(1) Consists of the 2014 Plan.
(2) As of December 31, 2023, there were 94 shares available for grant under the 2014 Plan and 323 shares available for grants under the 2020 Inducement Award Plan.
(3) Consists of the 2020 Inducement Award Plan. For more information on the 2020 Inducement Award Plan, see Note 11 to the financial statements in our Annual Report on Form 10-K for the year ended December 31, 2023.
(4) Shows effects of 1-for 60 reverse split of the Company's voting common stock, effective May 23, 2024 and 1-for-25 reverse split of the Company's voting common stock, effective March 24, 2025.

Executive Employment Agreements

Lisa A. Conte

Effective March 1, 2014, we entered into an offer letter with Ms. Conte to serve as our Chief Executive Officer in an at-will capacity. Under this offer letter, Ms. Conte's annual base salary was $400,000, with eligibility for an annual target bonus of 30% of her base salary. Effective June 16, 2015, the Compensation

Committee and our board of directors reviewed her annual compensation and adjusted her base salary to $440,000. Effective May 1, 2018, the Compensation Committee adjusted Ms. Conte's base salary to $500,000 and increased her annual target bonus of 40% of her base salary. Effective April 1, 2021, the Compensation Committee adjusted Ms. Conte's base salary to $535,700. Effective April 1, 2022, the Compensation Committee increased Ms. Conte's annual base salary from $535,700 to $576,374. There was no salary increase for Ms. Conte during the fiscal year 2023. Effective October 1, 2024, the Compensation Committee increased Ms. Conte's annual base salary from $576,374 to $600,005. There was no annual base salary or target bonus increase in 2025. Ms. Conte is entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans.

Pravin Chaturvedi, Ph.D.

Effective March 1, 2022, we entered into an offer letter with Dr. Chaturvedi to serve as our Chief Scientific Officer in an at-will capacity. Under the offer letter, Dr. Chaturvedi's annual base salary was $465,500, with eligibility for an annual target bonus of 40% of his base salary. There was no salary increase for Dr. Chaturvedi during the fiscal year 2023. Effective October 1, 2024, the Compensation Committee increased Dr. Chaturvedi's annual base salary from $465,500 to $484,585. There was no annual base salary or target bonus increase in 2025. Dr. Chaturvedi is entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans.

Steven R. King, Ph.D.

Effective March 1, 2014, we entered into an offer letter with Dr. King to serve as our Executive Vice President, Sustainable Supply, Ethnobotanical Research and Intellectual Property in an at-will capacity. Under this offer letter, Dr. King's annual base salary was $255,000, he is eligible for an annual target bonus of 30% of his base salary. Effective May 16, 2016, the Compensation Committee and Board of Directors increased his base salary to $280,500. Effective May 1, 2018, the Compensation Committee increased Dr. King's base salary to $290,317. Effective November 1, 2019, the Compensation Committee increased Dr. King's base salary to $300,000 and his annual target bonus to 40%. Effective April 1, 2021, the Compensation Committee increased Dr. King's annual base salary to $311,900, and again effective effective April 1, 2022 increased his annual base salary to $352,900. There were no salary increases for Dr. King during the fiscal year 2023. Effective October 1, 2024, the Compensation Committee increased Dr. King's annual base salary from $367,369. There was no annual base salary or target bonus increase in 2025. Dr. King is entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans.

Jonathan S. Wolin

Effective November 1, 2018, we entered into an offer letter with Mr. Wolin to serve as our Chief Compliance Officer in an at will capacity. Under this offer letter Mr. Wolin's annual base salary was $260,000, with eligibility to receive an annual target bonus of 30% of his base salary. Effective September 1, 2019, Mr. Wolin was promoted to Chief of Staff, Chief Compliance Officer and General Counsel pursuant to which his base salary was increased to $280,800, and his annual target bonus increased to 40% of base salary. His annual base salary was later increased to $300,000, $309,000 and $344,800 effective November 1, 2019, April 1, 2020, and April 1, 2021, respectively. Effective April 1, 2022, the Compensation Committee increased Mr. Wolin's annual base salary to $396,520. There was no salary increase for Mr. Wolin during the fiscal year 2023. Effective October 1, 2024, the Compensation Committee increased Mr. Wolin's annual base salary to $412,777. There was no annual base salary or target bonus increase in 2025. Mr. Wolin is entitled to participate in all employee benefit plans, including group health care plans and all fringe benefit plans.

Severance Arrangements with our Executive Officers

In June 2020, the Company entered into certain agreements relating to the payment of severance and other benefits to certain executive officers of the Company (the "Severance Agreements"), including Ms. Conte, Dr. King, Ms. Lizak and Mr. Wolin. In March 2022, the Company entered into a severance agreement with Dr. Chaturvedi on terms that were substantially identical to the Severance Agreement. The Severance Agreements provide for compensation and benefits if the executive officer is subject to (a) a termination of employment by the Company without Cause (as defined in the Severance Agreements) (other than death or disability) or (b) a Good Reason Termination (as defined in the Severance Agreements), within three months following a change in control. The compensation and benefits payable to the executive officer pursuant to the Severance Agreements are as follows:

- Severance payment in an amount equal to twelve months of the executive officer's base salary, which amount will be payable, in the Company's discretion, as a lump sum or in equal installments over twelve months (the "Severance Period"), consistent with the Company's normal payroll practices.

- Payment of premiums for any Consolidated Omnibus Budget Reconciliation Act continuation coverage under the Company's group health plan for twelve months following the termination of employment.

- All unvested stock options and restricted stock units will accelerate and become fully vested as of the date of termination of employment and the executive officer will be entitled to exercise any of his or her vested stock options until the one-year anniversary of the termination of employment.

Each of the executive officer's rights to receive benefits under the Severance Agreements is contingent upon the executive officer's execution of a release agreement.

Clawback Policy

The SEC adopted final rules in October 2022 to implement Section 954 of the Dodd-Frank Act, which mandates national securities exchanges and associations to establish listing standards requiring all listed companies to adopt and comply with compensation recovery (clawback) policies for incentive-based compensation received by current and former executive officers based on financial statements that are subsequently restated, and to disclose their clawback policies in accordance with SEC rules. On October 27, 2023, Nasdaq proposed its clawback listing standards that generally align with the SEC's adopted clawback rules and require listed companies to file clawback-related disclosures in applicable SEC filings. In light of Nasdaq's adoption of its clawback listing standards, we adopted our new Clawback Policy, which was filed as an exhibit to our Annual Report, that complies with the new SEC and Nasdaq listing standards, and provides that the Company shall recover certain incentive-based compensation of our current and former executive officers in the event the Company is required to issue restated consolidated financial statements with a qualifying accounting restatement.

PAY VERSUS PERFORMANCE

As required by Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive compensation and our financial performance for each of the last two completed calendar years. In determining the "compensation actually paid" to our named executive officers ("NEOs"), we are required to make various adjustments to amounts that have been previously reported in the Summary Compensation Table in previous years, as the SEC's valuation methods for this section differ from those required in the Summary Compensation Table.

Pay Versus Performance Table

The table below summarizes compensation values both previously reported in our Summary Compensation Table, as well as the adjusted values required in this section for fiscal years 2023, 2024 and 2025. Note that for our NEOs other than our principal executive officer (the "PEO"), compensation is reported as an average.

Year	Summary Compensation Table Total for PEO ($)[1][2]	Compensation Actually Paid to PEO ($)[1][3][4]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)[1][2]	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[1][3][4]	Value of Initial Fixed $100 Investment Based on Total Shareholder Return ($)[5]	Net Loss ($)[6][7] (in thousands)
2025	$705,675	$548,776	$508,596	$457,955	$0.01	$(54.00)
2024	$875,320	$857,266	$578,612	$575,969	$0.26	$(39.25)
2023	$815,854	$611,189	$560,486	$472,646	$2.32	$(41.90)

(1) During fiscal years 2025, 2024, and 2023, the PEO was Lisa Conte. During fiscal years 2025, 2024 and 2023, the non-PEO NEOs were Dr. Chaturvedi, Dr. King, and Mr. Wolin.

(2) The dollar amounts reported are the amounts of total compensation reported for Ms. Conte and the average total compensation reported for non-PEO NEOs for the applicable fiscal year in the "Total" column of the Summary Compensation Table (SCT).

(3) The numbers in these columns have been revised from the numbers previously reported in last year's "Pay versus Performance Table" in order to correct an administrative error.

(4) The following table sets forth the adjustments made to the SCT total for 2025, 2024, and 2023 in the pay versus performance table to arrive at "compensation actually paid" to our PEO and non-PEO NEOs, as computed in accordance with Item 402(v) of Regulation S-K:

Fiscal Year 2025	PEO	Non-PEO NEOs
SCT Total	**$ 705,675**	**$508,596**
Less: Amount reported under the "Stock Awards" & "Option Awards" columns in the SCT	$ (79,884)	$ (32,801)
Add: Fair value as of fiscal year-end of awards granted during the fiscal year that are outstanding and unvested as of the end of the fiscal year	$ 50,398	$ 20,694
Add: Change in fair value as of fiscal year-end, compared to prior fiscal year-end, of awards granted in any prior fiscal year that are outstanding and unvested as of the fiscal year	$ (88,677)	$ (26,455)
Add: Fair value as of vest date of awards granted and vested in the fiscal year	$ —	$ —
Add: Change in fair value as of vesting date, compared to prior fiscal year-end, of awards granted		
In any prior fiscal year for which all vesting conditions were satisfied at fiscal year-end or during the fiscal year		
Less: Forfeitures during the fiscal year equal to prior fiscal year-end value	$ (38,737)	$ (12,079)
Dividends or dividend equivalent not otherwise included in the total compensation	$ —	$ —
Total Adjustments for Equity Awards	**$(156,900)**	**$ (50,641)**
Compensation Actually Paid*	**$ 548,776**	**$457,955**

Fiscal Year 2024	PEO	Non-PEO NEOs
SCT Total	**$ 875,320**	**$578,612**
Less: Amount reported under the "Stock Awards" & "Option Awards" columns in the SCT	$(181,455)	$ (54,120)
Add: Fair value as of fiscal year-end of awards granted during the fiscal year that are outstanding and unvested as of the end of the fiscal year	$ 140,989	$ 42,044
Add: Change in fair value as of fiscal year-end, compared to prior fiscal year-end, of awards granted in any prior fiscal year that are outstanding and unvested as of the end of the fiscal year	$ 3,282	$ 1,582
Add: Fair value as of vest date of awards granted and vested in the fiscal year	$ 6,830	$ 2,028
Add: Change in fair value as of vesting date, compared to prior fiscal year-end, of awards granted in any prior fiscal year for which all vesting conditions were satisfied at fiscal year-end or during the fiscal year	$ 12,300	$ 5,823
Less: Forfeitures during fiscal year equal to prior fiscal year-end value	$ 0	$ 0
Total Adjustments	**$ (18,054)**	**$ (2,643)**
Compensation Actually Paid *	**$ 857,266**	**$575,969**

Fiscal Year 2023	PEO	Non-PEO NEOs
SCT Total	$ 815,854	$560,486
Less: Amount reported under the "Stock Awards" & "Option Awards" columns in the SCT	$ 205,190	$ 99,846
Add: Fair value as of fiscal year-end of awards granted during the fiscal year that are outstanding and unvested as of the end of the fiscal year	$ 58,078	$ 28,261
Add: Change in fair value as of fiscal year-end, compared to prior fiscal year-end, of awards granted in any prior fiscal year that are outstanding and unvested as of the end of the fiscal year	$ (38,102)	$ (10,841)
Add: Fair value as of vest date of awards granted and vested in the fiscal year	$ 0	$ 0
Add: Change in fair value as of vesting date, compared to prior fiscal year-end, of awards granted in any prior fiscal year for which all vesting conditions were satisfied at fiscal year-end or during the fiscal year	$ (19,451)	$ (5,414)
Less: Forfeitures during fiscal year equal to prior fiscal year-end value	$ 0	$ 0
Total Adjustments	$(204,665)	$ (87,840)
Compensation Actually Paid *	$ 611,189	$472,646

(5) The amounts reported represent the measurement period value of an investment of $100 in our stock on December 31, 2022 (the last trading day before the 2022 fiscal year), and then valued again on each of December 29, 2023 (the last trading day of the 2023 fiscal year), December 31, 2024 (the last trading day of the 2024 fiscal year), and December 31, 2025 (the last trading day of the 2025 fiscal year), based on the closing price per share of the Company's common stock as of such dates and assuming the reinvestment of dividends.

(6) The amounts reported represent net loss for the applicable fiscal year calculated in accordance with generally accepted accounting principles in the United States.

(7) Net Loss: The dollar amounts reported represent the amount of net loss reflected in the Company's audited financial statements for the applicable year.

* The valuation assumptions for stock option awards included in Compensation Actually Paid are: (i) the expected life of each stock option, which is determined using the "simplified method" and which takes into account the average of the remaining vesting period and remaining term as of the vest or fiscal year end date; (ii) the exercise price and the asset price, which are based on the closing price of our Common Stock traded on the Nasdaq on the vest and fiscal year end date, respectively; (iii) the risk-free rate, which is based on the Treasury Constant Maturity rate closest to the remaining expected life as of the vest or fiscal year end date; (iv) historical volatility, which is based on the daily price history for our Common stock for each expected life period prior to each vest or fiscal year end date; and (v) the annual dividend yield, which for Jaguar Health was zero as we do not pay dividends.

Relationship Between CAP Amounts and Performance Measures

The following charts show graphically the relationships over the past three years of the CAP Amounts for the PEO and non-PEO NEOs as compared to our (i) cumulative total shareholder return and (ii) net loss.

While the Compensation Committee makes executive compensation decisions in consideration of a variety of factors, including corporate and individual performance, the decisions of the Compensation Committee and Board of Directors in 2023, 2024 and 2025 were made independently of these disclosure requirements.





Compensation of Directors

The following table summarizes the total compensation earned in 2023, 2024 and 2025 for the Company's non-management directors. Ms. Conte receives no additional compensation for her service as a director.

	Year	Fees Earned or Paid in Cash ($)	Option awards ($)[1]	Stock awards ($)[2]	Total ($)
James J. Bochnowski	2025	100,000	8,615	9,163	117,778
	2024	100,000	—	32,577	140,980
	2023	100,000	—	40,980	140,980
John Micek III	2025	65,000	9,988	10,623	85,611
	2024	65,000	—	30,244	101,677
	2023	65,000	—	36,677	101,677
Jonathan B. Siegel	2025	67,500	9,988	10,623	88,111
	2024	67,500	—	30,244	104,177
	2023	67,500	—	36,677	104,177
Anula Jayasuriya	2025	40,000	7,948	8,453	56,401
	2024	40,000	28,877	—	77,605
	2023	40,000	—	37,605	77,605

(1) Assumptions used in calculating the value of option awards are described in Note 12 to the Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025, incorporated herein by reference. The amounts reported for option awards are based on the aggregate grant date fair value computed in accordance with ASC topic 718. On June 3, 2019, the Company filed the Certificate of Fifth Amendment to its Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-70 reverse split of the Company's voting common stock, effective June 7, 2019 (the "2019 Reverse Stock Split"). On September 3, 2021, the Company filed the Certificate of Sixth Amendment to its Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-3 reverse split of the Company's voting common stock, effective September 8, 2021 (the "2021 Reverse Stock Split"). On January 20, 2023, the Company filed the Certificate of Seventh Amendment to its Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-75 reverse split of the Company's voting common stock, effective January 23, 2023 (the "2023 Reverse Stock Split"). On May 23, 2024, the Company filed the Certificate of Eighth Amendment to its Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-60 reverse split of the Company's voting common stock, effective May 23, 2024 (the "2024 Reverse Stock Split"). On March 16, 2025, the Company filed the Certificate of Ninth Amendment to its Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse split of the Company's voting common stock, effective March 24, 2025 (the "2025 Reverse Stock Split"). No fractional shares were issued, and cash was paid in lieu of any resulting fractional shares. The 2025 Reverse Stock Split, 2024 Reverse Stock Split, 2023 Reverse Stock Split, 2021 Reverse Stock Split and 2019 Reverse Stock Split have been retrospectively reflected in the following options held by each executive officer as of December 31, 2025:

The aggregate number of options held by each non-management director officer as of December 31, 2025 was as follows: Mr. Bochnowski was granted an aggregate of 7,291 options (928 options granted in fiscal year 2024 and 6,363 options granted in fiscal year 2025). Mr. Micek III was granted an aggregate of 8,437 options (1,060 options granted in fiscal year 2024 and 7,377 options granted in fiscal year 2025). Mr. Siegel was granted an aggregate of 8,437 options (1,060 options granted in fiscal year 2024 and 7,377 options granted in fiscal year 2025); Dr. Jayasuriya was granted an aggregate of 6,710 options (840 options granted in fiscal year 2024 and 5,870 options granted in fiscal year 2025.

(2)   Assumptions used in calculating the value of stock awards which is mainly restricted stock units are described in Note 12 to the Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2025 incorporated herein by reference. The amounts reported for stock awards are based on the aggregate grant date market value. The aggregate number of restricted stock units held by each non-management director officer as of December 31, 2025 was as follows: Mr. Bochnowski was granted 51 restricted stock units on August 14, 2023 and 6,363 restricted stock units on December 11, 2025; Mr. Micek III was granted 45 restricted stock units on August 14, 2023 and 7,377 restricted stock units on December 11, 2025; Mr. Siegel was granted 45 restricted stock units on August 14, 2023 and 7,377 restricted stock units on December 11, 2025 and Dr. Jayasuriya was granted 1 restricted stock unit on April 6, 2023, 45 restricted stock units on August 14, 2023, and 5,870 restricted stock units on December 11, 2025.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2025, to which we have been a party in which the amount involved exceeded or will exceed the lesser of (i) $120,000 and (ii) one percent (1%) of the average of our total assets at year-end for the prior two fiscal years, and in which any of our directors, executive officers or beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest. Compensation arrangements for our directors and executive officers are described in our annual proxy statement on Schedule 14A.

Transactions with Executive Officers

On March 26, 2025, the Company entered into securities purchase agreements (the "Convertible Note Purchase Agreements") with selected institutional and accredited investors (each, an "Original Note Investor"), pursuant to which the Company agreed to issue approximately $3.4 million aggregate principal amount of convertible promissory notes (collectively, the "Original Notes") and warrants to purchase up to 622,584 shares of Common Stock to the Original Note Investors (the "Convertible Notes Financing"). The Convertible Notes Financing closed on March 31, 2025.

The Original Notes bore interest at the rate of 6% per annum and would mature on June 30, 2025 (the "Maturity Date"). The Original Notes were convertible, at each holder's option, in part or in full, into an aggregate of 622,584 shares (the "Conversion Shares") of Common Stock, at a conversion price of $5.535 per share for Original Note Investors who were not an officer, director, employee or consultant of the Company (collectively, an "Insider"), and $5.555 per share for Original Note Investors who were Insiders, subject to adjustment for customary stock dividend, stock split, stock combination or other similar transactions.

As an inducement to enter into the Convertible Note Purchase Agreements, the Original Note Investors received warrants (collectively, the "Convert Warrants") to purchase up to an aggregate of 622,584 shares of Common Stock (the "Convert Warrant Shares") with an initial exercise price equal to $5.41 per share for Original Note Investors who were not Insiders, and $5.43 per share for Original Note Investors who were Insiders, in each case subject to adjustment for reclassification of the Common Stock, non-cash dividend, stock split, reverse stock split or other similar transaction (the "Convert Warrant Exercise Price"). The Convert Warrants are exercisable immediately upon issuance and will expire on the earlier of (i) March 31, 2030, (ii) the consummation of a fundamental transaction and (iii) the consummation of a liquidation event (the "Convert Warrant Expiration Date").

Certain Insiders, including the Company's Chief Executive Officer, Chief Financial Officer and certain members of the Company's board of directors and officers, participated in the Convertible Notes Financing. These Insiders purchased $535,000 aggregate principal amount of the Original Notes, which would be convertible into up to 96,309 Conversion Shares, and received Convert Warrants to purchase up to 96,309 Convert Warrant Shares. Such Insiders included: Ms. Lisa A. Conte, Chief Executive Officer, President, and Director; Dr. Pravin Chaturvedi, Chief Scientific Officer, Chair of Scientific Advisory Board; Dr. Stephen King, Chief Sustainable Supply, Ethnobotanical Research, and IP Officer; Mr. Jonathan Wolin, Chief of Staff, Chief Compliance Officer, and General Counsel; Ms. Carol Lizak, Chief Financial Officer; Mr. Jim Bochnowski, Chairman of the Board; Mr. John Micek III, Director; Mr. Jonathan Siegel, Director; Mr. Niccolo Caderni, Board Member of our subsidiary, Napo Therapeutics, Inc.; Mr. Mark Johnson, Sr. Vice President, Product Development; Mr. David Sesin, Chief of Manufacturing; and Mr. Ian Wendt, Chief of Commercial Operations.

On June 24, 2025, the Company entered into note exchange and warrant purchase agreements (the "Exchange Agreements") with certain of the Original Note Investors (the "Participating Investors"), pursuant to which the Company agreed to issue and sell (i) approximately $2.57 million aggregate principal amount of new 6% convertible promissory notes (the "Replacement Notes"), in exchange for the cancellation of the Original Notes held by the Participating Investors, and (ii) warrants to purchase shares of Common Stock (the "New

Warrants") to such Participating Investors, in a private placement closed on June 24, 2025 (the "Exchange Transaction").

The Replacement Notes bear interest at the rate of 6% per annum and will mature on January 30, 2026 (the "New Maturity Date").

The Replacement Notes are convertible, at each holder's option, in part or in full, into an aggregate of up to 481,150 shares (the "Replacement Conversion Shares") of the Company's Common Stock (assuming no payment of the principal amounts or any accrued interest), at a conversion price of $5.535 per share for Participating Investors who are not an Insider, and $5.555 per share for Participating Investors who are an Insider, subject to adjustment for customary stock dividend, stock split, stock combination or other similar transactions; provided, however, that (a) no Replacement Conversion Shares may be issued to a noteholder who is an Insider unless the stockholder approval is obtained by the Company in accordance with Nasdaq Listing Rules 5635(c) and 5635(d), and (b) the total cumulative number of Conversion Shares that may be issued to a noteholder who is not an Insider, together with any shares of Common Stock issued to (i) such noteholder upon exercise of the New Warrants issued to such noteholder and (ii) the other Participating Investors in the same series of transactions as the Replacement Notes, may not exceed the requirements of The Nasdaq Capital Market (including the rules related to the aggregation of offerings under Nasdaq Listing Rule 5635(d), if applicable) (the "Issuance Cap"), unless the stockholder approval is obtained by the Company to issue more than the Issuance Cap.

As an inducement to enter into the Exchange Agreements, the Participating Investors received New Warrants to purchase up to an aggregate of 928,582 shares of Common Stock (the "New Warrant Shares") with an initial exercise price equal to $2.70 per share, subject to adjustment for reclassification of the Common Stock, non-cash dividend, stock split, reverse stock split or other similar transaction (the "Exercise Price"). The New Warrants will be exercisable immediately upon the Initial Exercise Date (as define therein) and will expire on the earlier of (i) 18 months from the date of issuance, (ii) the consummation of a fundamental transaction and (iii) the consummation of a liquidation event; provided, however, that no New Warrant Shares may be issued to a holder unless the stockholder approval is obtained by the Company in accordance with Nasdaq Listing Rules 5635(c) and/or 5635(d), as applicable.

Certain Insiders participated in the Exchange Transaction. These Insiders acquired $492,012 aggregate principal amount of the Replacement Notes, which will be convertible into up to 91,784 Replacement Conversion Shares, and received New Warrants to purchase up to 177,138 New Warrant Shares. Such Insiders include: Ms. Lisa A. Conte; Dr. Pravin Chaturvedi; Dr. Stephen King; Mr. Jonathan Wolin; Mr. Jim Bochnowski; Mr. John Micek III; Mr. Jonathan Siegel; Mr. Mark Johnson; Mr. David Sesin; and Mr. Ian Wendt.

Transactions with CVP and Its Affiliates

On January 28, 2025, the Company entered into a privately negotiated exchange agreement with Streeterville Capital, LLC ("Streeterville"), an affiliate of Chicago Venture Partners L.P. ("CVP"), pursuant to which the Company issued 1,290,000 shares of common stock to Streeterville in exchange for a $1,094,952 reduction in the outstanding balance of the royalty interest held by such holder.

On January 29, 2025, the Company and Napo Pharmaceuticals, Inc. ("Napo") entered into an amendment with Streeterville to the 2021 Streeterville Note (as defined hereunder). Pursuant to the amendment, the maturity date of the 2021 Streeterville Note was extended to July 20, 2025. Previously, the Company and Napo issued a secured promissory note on January 19, 2021 in the aggregate principal amount of $6,220,813 to Streeterville (such note, as amended from time to time, the "2021 Streeterville Note"), pursuant to a note purchase agreement among the same parties dated as of the even date (the "2021 Note Purchase Agreement"). The 2021 Streeterville Note bears interest at 3.25% per annum, with an original maturity date as of January 20, 2025.

On February 13, 2025, the Company and Napo entered into an amendment with Streeterville to the 2021 Streeterville Note. Pursuant to the amendment, the maturity date of the 2021 Streeterville Note was further extended to January 20, 2026.

On April 30, 2025, the Company entered into a privately negotiated exchange agreement with Iliad Research and Trading, L.P. ("Iliad"), an affiliate of CVP. Pursuant to the exchange agreement, the Company issued 57,500 shares of common stock to Iliad in exchange for a $632,500 reduction in the outstanding balance of the royalty interest held by Iliad.

On May 13, 2025, the Company entered into a privately negotiated exchange agreement (the "Iliad Common Stock Exchange Agreement") with Iliad. Pursuant to the Common Stock Exchange Agreement, the Company issued 60,000 shares of Common Stock to Iliad in exchange for a $466,200 reduction in the outstanding balance of the royalty interest in the original principal amount of $18 million sold by the Company to Iliad on October 8, 2020 (as amended, the "Iliad 2020 Royalty Interest").

On May 14, 2025, the Company entered into a privately negotiated exchange agreement (the "Streeterville Series L Exchange Agreement") with Streeterville, pursuant to which the Company issued an aggregate of 99.3822 shares of Series L perpetual preferred stock, $0.0001 par value per share, of the Company (the "Series L Preferred Stock") to Streeterville in exchange for all of the outstanding 99.3822 shares of Series J Preferred Stock held by Streeterville. Upon completion of the transaction, all outstanding shares of Series J Preferred Stock were cancelled and retired.

Also on May 14, 2025, the Company entered into a privately negotiated exchange agreement (the "Iliad Series L Exchange Agreement") with Iliad, pursuant to which the Company issued 22 shares of Series L Preferred Stock to Iliad in exchange for a $550,000 reduction in the outstanding balance of the Iliad 2020 Royalty Interest.

On June 27, 2025, the Company entered into a privately negotiated exchange agreement (the "Iliad Series M Exchange Agreement") with Iliad, pursuant to which the Company issued 170 shares of Series M perpetual preferred stock, $0.0001 par value per share, of the Company (the "Series M Preferred Stock") to Iliad in exchange for a $4,250,000 reduction in the outstanding balance of the Iliad 2020 Royalty Interest.

Also on June 27, 2025, the Company entered into a privately negotiated exchange agreement (the "Streeterville Series M Exchange Agreement") with Streeterville, pursuant to which the Company issued 90 shares of Series M Preferred Stock to Streeterville in exchange for a $2,250,000 reduction in the outstanding balance of the royalty interest in the original principal amount of $12 million sold by the Company to Streeterville on August 24, 2022 (as amended, the "Streeterville 2022 Royalty Interest").

On or around September 9, 2025, the Company entered into securities purchase agreements (the "Series N Purchase Agreements") with certain investors named therein, including, among others, Streeterville. Pursuant to the Series N Purchase Agreements, the Company issued and sold to such investors in a private placement an aggregate of approximately 951 shares of Series N perpetual preferred stock, $0.0001 par value per share, of the Company (the "Series N Preferred Stock"), for an aggregate purchase price of approximately $2.38 million, including 84 shares of Series N Preferred Stock to Streeterville for an aggregate purchase price of $252,000.

On September 30, 2025, the Company entered into a privately negotiated exchange agreement with Streeterville. Pursuant to this agreement, the Company issued 286,532 shares of common stock to Streeterville in exchange for a $600,000 reduction in the outstanding balance of the royalty interest held by Streeterville.

On November 12, 2025, the Company entered into a note purchase agreement with Streeterville, pursuant to which the Company issued and sold to Streeterville a secured promissory note in the original principal amount of $10.8 million (the "2025 Streeterville Note"). The 2025 Streeterville Note carries an original issue discount of $800,000 and bears interest at a rate of 8.00% per annum and matures 36 months following the date of issuance.

On November 12, 2025, Streeterville paid $2.0 million to the Company and $8.0 million was deposited into a deposit account at Lakeside Bank owned by the Company's newly formed wholly-owned subsidiary, JAGX

Holdings, subject to a Deposit Account Control Agreement ("DACA"). The Company's obligations under the 2025 Streeterville Note are secured by the DACA, a guaranty from JAGX Holdings, and a pledge of all membership interests in JAGX Holdings.

On November 17, 2025, the Company entered into a privately negotiated exchange agreement with Streeterville, pursuant to which the Company issued an aggregate of 361,271 shares of common stock to Streeterville in exchange for 25 outstanding shares of Series M Preferred Stock held by Streeterville. Upon completion of such exchange transaction, the exchanged Series M Preferred Stock were cancelled and retired.

On December 9, 2025, the Company entered into a privately negotiated exchange agreement with Iliad, pursuant to which the Company issued (i) 400,000 shares of common stock and (ii) a pre-funded common stock purchase warrant to purchase 1,304,545 shares of common stock to Iliad in exchange for 75 shares of Series M Preferred Stock held by Iliad. Upon completion of the exchange, such 75 shares of Series M Preferred Stock were cancelled and retired.

On December 11, 2025, the Company entered into another privately negotiated exchange agreement with Iliad, pursuant to which the Company issued (i) 40,000 shares of common stock and (ii) a pre-funded common stock purchase warrant to purchase 304,827 shares of common stock to Iliad in exchange for 16 shares of Series M Preferred Stock held by Iliad. Upon completion of the exchange, such 16 shares of Series M Preferred Stock were cancelled and retired.

On January 16, 2026, the Company entered into a privately negotiated exchange agreement with Streeterville, pursuant to which the Company issued a pre-funded common stock purchase warrant to purchase 2,270,765 shares of Common Stock to Streeterville in exchange for 69.44 shares of Series M Preferred Stock. Upon completion of the exchange, such 69.44 shares of Series M Preferred Stock were cancelled and retired.

On January 16, 2026, the Company entered into a privately negotiated exchange agreement with Iliad, pursuant to which the Company issued a pre-funded common stock purchase warrant to purchase 2,870,503 shares of common stock to Iliad in exchange for 87.78 shares of Series M Preferred Stock. Upon completion of the exchange, such 87.78 shares of Series M Preferred Stock were cancelled and retired.

CVP Debt Restructuring

Royalty Interest Global Amendments

On March 6, 2026, the Company entered into an amendment to the royalty interest in the original principal amount of $12 million sold by the Company to Uptown Capital, LLC (f/k/a Irving Park Capital, LLC; an affiliate of CVP) ("Uptown") on December 22, 2020 (as amended, the "Uptown 2020 Royalty Interest") with Uptown, pursuant to which the starting date for the Company to make the monthly royalty payment under the Uptown 2020 Royalty Interest would be postponed from April 1, 2026 to July 1, 2026, and the royalty repayment amount would be reduced by ten percent. Immediately following completion of such reduction, the royalty repayment amount would become $11.1 million.

On March 6, 2026, the Company also entered into an amendment to the Streeterville 2022 Royalty Interest with Streeterville, pursuant to which the starting date for the Company to make the monthly royalty payment under the Streeterville 2022 Royalty Interest would be postponed from April 1, 2026 to July 1, 2026, and the royalty repayment amount would be reduced by ten percent. Immediately following completion of such reduction, the royalty repayment amount would become $12. 4 million.

Note Amendments

On March 6, 2026, the Company and Napo entered into an amendment with Streeterville to the 2021 Streeterville Note, pursuant to which the maturity date of the note is extended to July 1, 2026, and the outstanding balance would be reduced by ten percent. Immediately following completion of such reduction, the outstanding balance would become $6.6 million.

On March 6, 2026, the Company also entered into an amendment with Streeterville to the 2025 Streeterville Note, pursuant to which the maturity date of the note is extended to March 12, 2029, and immediately following the execution of the note amendment, the outstanding balance would be $7.0 million.

Security Agreement

On March 6, 2026, Napo entered into a security agreement with Streeterville, pursuant to which, Napo agreed to grant to Streeterville a security interest in the Lechlemer Collateral and the TDPRV Collateral to secure the Company's obligations under the 2025 Streeterville Note.

Warrant Termination Agreement

On March 6, 2026, the Company entered into a warrant termination agreement with Uptown, Streeterville, and Iliad, pursuant to which, warrants exercisable into an aggregate of 48,211 shares of the Company's common stock previously issued by the Company to Uptown, Streeterville, and Iliad would be terminated.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us or will require us to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or officer.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act, and regulations of the SEC thereunder require our directors, officers and persons who own more than 10% of our Common Stock, as well as certain affiliates of such persons, to file initial reports of their ownership of our Common Stock and subsequent reports of changes in such ownership with the SEC. Directors, officers and persons owning more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based solely on our review of the copies of such reports and amendments thereto received by us and written representations from these persons that no other reports were required, we believe that during the fiscal year ended December 31, 2025, our directors, officers and owners of more than 10% of our Common Stock complied with all applicable filing requirements, except that one Form 4 covering one transaction was filed late on January 21, 2026 for each of Ms. Conte, Dr. King, and Mr. Wolin, and one Form 4 covering one transaction was filed late on March 12, 2026 for Mr. Micek.

AUDIT COMMITTEE REPORT

Management has primary responsibility for our financial statements and the overall reporting process, including maintaining effective internal control over financial reporting and assessing the effectiveness of our system of internal controls. The independent registered public accounting firm audits the annual financial statements prepared by management, expresses an opinion as to whether those financial statements fairly present our financial position, results of operations and cash flows in conformity with U.S. generally accepted accounting principles, and discusses with the Audit Committee any issues it believes should be raised with the Audit Committee. These discussions include a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee monitors our processes, relying, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm.

RBSM LLP ("RBSM"), our Company's independent auditor for the year ended December 31, 2025, is responsible for expressing an opinion on the fairness of the presentation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, in all material respects.

In this context, the Audit Committee has reviewed and discussed with management and RBSM the audited financial statements for the year ended December 31, 2025. The Audit Committee has discussed with RBSM the matters that are required to be discussed under the Public Accounting Oversight Board Auditing Standard No. 1301 "*Communications with Audit Committees*". RBSM has provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board's Ethics and Independence rule 3526 "*Communications with Audit Committees Concerning Independence*", and the Audit Committee has discussed with RBSM that firm's independence.

The Audit Committee has concluded that RBSM's provision of audit and non-audit services to the Company are compatible with RBSM's independence.

Based on the considerations and discussions referred to above, the Audit Committee recommended to our Board of Directors that the audited financial statements for the year ended December 31, 2025 be included in our Annual Report on Form 10-K. This report is provided by the following independent directors, who comprise the Audit Committee:

Audit Committee:

John Micek III, Chairperson
James J. Bochnowski
Jonathan B. Siegel

April 5, 2026

STOCKHOLDER PROPOSALS FOR 2027 ANNUAL MEETING

In accordance with SEC Rule 14a-8, in order for stockholder proposals intended to be presented at the 2027 Annual Meeting of Stockholders to be eligible for inclusion in our proxy statement for such meeting, they must be received by us at our executive offices in San Francisco, California, before January 4, 2027. The board of directors has not determined the date of the 2027 Annual Meeting of the Company's Stockholders, but does not currently anticipate that the date will be changed by more than 30 calendar days from the date of the 2027 Annual Meeting of Stockholders.

Stockholder proposals (including recommendations of nominees for election to the board of directors) intended to be presented at the 2027 Annual Meeting of Stockholders, other than a stockholder proposal submitted pursuant to SEC Rule 14a-8, must be received in writing at our principal executive office no earlier than January 22, 2027 and no later than February 22, 2027, in accordance with our bylaws. If the date of the 2027 Annual Meeting of Stockholders is scheduled for a date more than 30 days before or more than 60 days after May 22, 2027, then such proposals must be received not later than the close of business on the later of the 90th day prior to the scheduled date of the 2027 Annual Meeting or the 10th day following the day on which public disclosure of the date of the 2027 Annual Meeting of Stockholders is first made, as set forth in our bylaws.

AVAILABILITY OF ANNUAL REPORT TO STOCKHOLDERS AND REPORT ON FORM 10-K

A copy of our Annual Report, which includes certain financial information about the Company, is being provided with this Proxy Statement. Copies of our Annual Report (exclusive of exhibits and documents incorporated by reference) may also be obtained for free by directing written requests to: Jaguar Health, Inc., Attention: Jonathan S. Wolin, 200 Pine Street, Suite 400, San Francisco, CA 94104 (415.371.8300 phone).

Copies of exhibits and basic documents filed with the Annual Report or referenced therein will be furnished to stockholders upon written request and payment of a nominal fee in connection with the furnishing of such documents. You may also obtain the Annual Report over the Internet at the SEC's website, www.sec.gov, or at https://jaguarhealth.gcs-web.com/financial-information/annual-reports.

LIST OF THE COMPANY'S STOCKHOLDERS

A list of our stockholders as of April 15, 2026, the Record Date, will be available for inspection at our corporate headquarters during normal business hours during the 10-day period prior to the Annual Meeting. The list of stockholders will also be available for such examination at the Annual Meeting.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Unless contrary instructions are received, we may send a single copy of the Annual Report, Proxy Statement and Notice of Annual Meeting to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process is known as "householding" and helps reduce the volume of duplicate information received at a single household, which reduces costs and expenses borne by us.

If you would like to receive a separate set of our annual disclosure documents this year or in future years, follow the instructions described below and we will deliver promptly a separate set. Similarly, if you share an address with another stockholder and the two of you would like to receive only a single set of our annual disclosure documents, follow the instructions below:

1. If your shares are registered in your own name, please contact our transfer agent by writing to them at Equiniti Trust Company, LLC, 55 Challenger Road, Floor 2, Ridgefield Park, NJ 07660 (Attn: Jaguar Health, Inc. Representative), calling 1-800-937-5449, or emailing helpast@equiniti.com.

2. If a bank, broker or other nominee holds your shares, please contact your bank, broker or other nominee directly.

OTHER MATTERS THAT MAY COME BEFORE THE ANNUAL MEETING

Our board of directors knows of no matters other than those referred to in the accompanying Notice of Annual Meeting of Stockholders which may properly come before the Annual Meeting. However, if any other matter should be properly presented for consideration and voting at the Annual Meeting or any adjournments or postponements thereof, it is the intention of the persons named as proxies on the enclosed form of proxy card to vote the shares represented by all valid proxy cards in accordance with their judgment of what is in the best interest of the Company.

By Order of the Board of Directors.

Lisa A. Conte
Chief Executive Officer & President

San Francisco, California
April 29, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

COMMISSION FILE NO. 001-36714

JAGUAR HEALTH, INC.
(Exact name of registrant as specified in its charter)

Delaware	**46-2956775**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Pine Street, Suite 400
San Francisco, California 94104
(Address of principal executive offices)
Registrant's telephone number, including area code:
(415) 371-8300

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.0001 Per Share	JAGX	The Nasdaq Capital Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $3.8 million based upon the closing sales price of the registrant's common stock on The Nasdaq Capital Market on such date.

The number of shares of the registrant's common stock outstanding as of April 7, 2026, was 13,019,277 shares of voting common stock and no share of non-voting common stock, par value $0.0001 per share were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the registrant's 2026 Annual Meeting of Stockholders, or Proxy Statement, to be filed within 120 days of the end of the fiscal year ended December 31, 2025 are incorporated by reference in Part III hereof. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as a part hereof.

TABLE OF CONTENTS

PART I

Forward‑looking statements

This Form 10‑K contains forward‑looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts contained in this Form 10‑K, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing of receipt of clinical trial, field study and other study data, and likelihood of success, commercialization plans and timing, other plans and objectives of management for future operations, and future results of current and anticipated products are forward‑looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward‑looking statements.

In some cases, you can identify forward‑looking statements by terms such as "may," "will," "should," "expect," "plan," "aim," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other similar expressions. The forward‑looking statements in this Form 10‑K are only predictions. We have based these forward‑looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward‑looking statements speak only as of the date of this Form 10‑K and are subject to a number of risks, uncertainties and assumptions described under the sections in this Form 10‑K titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Form 10‑K. Forward‑looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward‑looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward‑looking statements. Moreover, we operate in a dynamic industry and economy. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward‑looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Jaguar Health, our logo, Napo Pharmaceuticals, Napo Therapeutics, Mytesi, Equilevia, Canalevia, Canalevia-CA1, Canalevia-CA2, and Neonorm are our trademarks that are used in this Form 10-K. This Form 10-K also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this Form 10-K appear without the ©, ® or ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

ITEM 1. BUSINESS

BUSINESS

Jaguar Health, Inc. ("Jaguar"), in conjunction with Jaguar family company Napo Pharmaceuticals, Inc. ("Napo"), develops novel proprietary prescription drugs sustainably derived from plants for people with complicated gastrointestinal ("GI") disease states. Jaguar family companies Napo and Napo Therapeutics, S.p.A., an Italian corporation Jaguar was established in Milan, Italy in 2021, are focused on expanding global crofelemer access and are developing new therapies for orphan and rare GI conditions. Jaguar Animal Health is a Jaguar tradename. Magdalena Biosciences, a joint venture formed by Jaguar and Filament Health Corp., is focused on developing novel prescription medicines derived from plants for mental health indications.

Jaguar was founded in San Francisco, California, as a Delaware corporation on June 6, 2013 ("inception"). The Company was a majority-owned subsidiary of Napo until the close of the Company's initial public offering on May 18, 2015. The Company was formed to develop and commercialize first-in-class prescription and non-prescription products for companion animals. On July 31, 2017, Jaguar completed a merger with Napo pursuant to the Agreement and Plan of Merger dated March 31, 2017, by and among Jaguar, Napo, Napo Acquisition Corporation

("Merger Sub"), and Napo's representative (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, upon the completion of the merger, Merger Sub merged with and into Napo, with Napo surviving as the wholly owned subsidiary (the "Merger" or "Napo Merger"). Immediately following the Merger, Jaguar changed its name from "Jaguar Animal Health, Inc." to "Jaguar Health, Inc." Napo now operates as a wholly owned subsidiary of Jaguar focused on human health, including the ongoing development of crofelemer and commercialization of Mytesi.

Napo's crofelemer 125 mg delayed-release tablets (Mytesi) is an FDA (the U.S. Food and Drug Administration) approved prescription drug for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. In January 2026, following Napo's entry into a United States ("US") licensing agreement with an affiliate of privately held Future Pak, LLC ("Future Pak"), Future Pak became the exclusive marketer for Mytesi as well as the tablet formulation for animal health, Canalevia-CA1, which is Jaguar's crofelemer prescription drug for the treatment of chemotherapy-induced diarrhea in dogs. Jaguar was provided with $16 million of non-dilutive capital in January 2026 upon closing of the agreement with Future Pak, with an additional $2 million due to Jaguar upon completion of post-closing conditions. Per the terms of the agreement, Jaguar also has the opportunity to receive up to $20 million in milestone payments and other future payments. The milestone payments are one-time, non-refundable, and non-creditable payments triggered by the first achievement of cumulative trailing 12-month Net Sales of the Products in the Territory equal to $20 million, $50 million, and $100 million, respectively. Jaguar will continue to manufacture crofelemer for Mytesi and Canalevia-CA1 for Future Pak. Mytesi and Canalevia-CA1 are both delayed-release tablet formulations of crofelemer.

In May 2025, Napo conducted a Type C Meeting with the Division of Gastroenterology at the FDA to discuss the responder analysis results of crofelemer in the cohort of breast cancer patients receiving targeted therapies with or without cytotoxic chemotherapy for prophylaxis of diarrhea from the company's pivotal OnTarget Phase 3 clinical trial. OnTarget was a 24-week (two 12-week stages), randomized, multicenter, placebo-controlled, double-blind global study to evaluate the safety and efficacy of crofelemer in diarrhea prophylaxis in adult solid tumor patients receiving targeted therapies with or without standard chemotherapy. As previously announced, the top line results from the OnTarget study showed that the trial did not meet its primary endpoint for the prespecified analysis of all tumor types and all targeted therapies. As previously announced, in the prespecified subgroup of patients with breast cancer, crofelemer showed statistically significant improvement in the monthly responder analysis. Breast cancer patients represent one of the largest group of adult patients with solid tumors with patients often remaining on targeted therapy over prolonged periods in both adjuvant and metastatic settings.

The results in the cohort of patients with breast cancer are based on responder analysis, as was also the primary endpoint in the pivotal Phase 3 ADVENT trial that led to FDA approval of crofelemer for its currently commercialized indication, under the brand name Mytesi, for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. Patients with breast cancer accounted for 183 of the 287 participants in the OnTarget clinical trial, and the results of responder analysis for patients with breast cancer were the subject of a poster presentation at the Multinational Association of Supportive Care in Cancer (MASCC) in Seattle in June 2025. A greater proportion of patients with breast cancer randomized to the crofelemer arm were monthly responders for the entire 3-month period of the OnTarget study. This research underscores the potential of crofelemer for prophylaxis of cancer therapy-related diarrhea (CTD) in adult patients with breast cancer receiving targeted therapies with or without chemotherapy.

As previously announced, it has been reported that patients with cancer-related diarrhea ("CRD") were 40% more likely to discontinue chemotherapy or targeted therapy than patients without CRD. The persistence of index cancer therapy and the time to switch were also lower for patients with CRD. Strategies to control CRD and continue cancer therapy are urgently needed. Furthermore, it has been reported that patients with CRD used significantly more resources, including outpatient services, emergency room visits, and hospitalizations. Effective prevention of CRD provides an untapped market opportunity to reduce the overall cost of cancer care. Findings from studies have indicated that patients with CRD had nearly 2.9 times higher all-cause total cost of care than patients without CRD after adjusting for covariates. Thus, prophylaxis of CRD is expected to result in a significant reduction in cancer treatment costs.

In the second half of 2026, based on discussions with the FDA in May 2025, the company plans to submit to the FDA the final clinical study report (CSR) for the OnTarget trial together with additional details of the responder analysis in the cohort of breast cancer patients, along with a patient survey evaluating clinically meaningful reductions in the frequency of weekly loose/watery stools for patients metastatic cancer patients receiving targeted therapies with or without standard chemotherapy.

Napo is developing a novel, highly concentrated lyophilized crofelemer powder for oral solution for its prioritized focus on intestinal failure (IF) for the treatment of the ultrarare pediatric disorder, microvillus inclusion disease (MVID), and short bowel syndrome with intestinal failure (SBS-IF). Crofelemer oral powder for solution formulation is a paradigm-shifting and first-in-class drug for the development of novel therapies for these serious unmet medical conditions. This lyophilized oral powder for solution is in advanced clinical development with near-term New Drug Application (NDA) opportunity for MVID and rapid time to market for this potentially breakthrough drug. The lyophilized crofelemer powder for solution has a unique IP position with a long period of exclusivity due to the botanical origin of the drug.

Intestinal failure (IF) is a debilitating condition that often requires patients to receive life-sustaining fluids, electrolytes and nutrients through intravenous administration, which consists of total parenteral nutrition (TPN) with supplemental intravenous fluids, which together constitute parenteral support (PS). Many intestinal failure patients require PS up to 7 days a week, and sometimes for 20 hours or more per day. While crucial for IF patients, PS is associated with significant toxicities to patients, similar to some toxicities associated with chemotherapy, often causing serious health problems including infections, metabolic complications, and liver and kidney function problems. These symptoms may emerge at any time in intestinal failure patients and often become life-threatening.

MVID is an ultrarare, fatal pediatric disorder with around 200 patients in the US and EU combined. There are currently no approved therapies and only lifelong PS, making it one of the most serious unmet medical needs in pediatric patients due to the lethal natural history of the disease. Crofelemer's unique physiological mechanism of modulating intestinal chloride ion secretion results in normalizing electrolyte and fluid balance in the gastrointestinal (GI) tract which reduces the need for electrolyte and fluid requirements through PS. Since MVID patients lack a brush border membrane, this physiological MOA addresses the pathophysiology of MVID, and represents a paradigm-shifting therapy for reduction of PS, which would potentially reduce TPN- and MVID-related comorbidities and improve clinical outcomes.

SBS-IF affects an estimated 12,000 patients in the US. SBS-IF patients without colon-in-continuity have poor prognosis with significant comorbidities associated with life-sustaining PS and disease pathology. Despite availability of GLP-2 therapies, which require intestinal adaptation of 2-3 years following abdominal surgery in a subset of SBS-IF patients, PS remains the life-sustaining standard of care for these patients. Novel crofelemer powder for oral solution is a first-in-class paradigm-shifting therapy which does not require intestinal adaptation and can be initiated within 6-12 months after surgery upon stabilization of PS. Since it is not a growth hormone, it can be used in SBS-IF patients who have had abdominal surgery due to cancer, mesenteric etiologies, and inflammatory bowel conditions such as Crohn's disease and colitis. Furthermore, crofelemer, due to its unique physiological MOA of modulating intestinal chloride ion secretion for maintaining electrolyte and fluid balance, can be used in combination with GLP-2 analogs as well as in patients who are either intolerant or for whom GLP-2 is contraindicated.

Crofelemer was granted Orphan Drug Designation ("ODD") by the FDA in February 2023 for MVID, an ultra-rare congenital diarrheal disorder ("CDD"), and granted ODD for MVID by the European Medicines Agency ("EMA") in October 2022. Crofelemer was granted ODD for short bowel syndrome ("SBS") by the EMA in December 2021 and by the FDA in August 2017. In August 2023, the FDA activated Napo's Investigational New Drug ("IND") application for a new crofelemer powder for oral solution formulation for the treatment of MVID.

The Orphan Drug Act ("ODA") in the US grants special status to a small molecule drug or biological product to treat a rare disease or condition upon request of a sponsor. This status is referred to as ODD (or sometimes "orphan status"). ODD qualifies the drug's sponsor for various development incentives, including tax credits for qualified clinical testing and relief of filing fees. Additionally, the ODA provides a seven-year period of marketing exclusivity to the first sponsor who obtains marketing approval for a designated orphan drug.

In the EU, receipt of ODD supports some specific regulatory pathways, and sponsors who obtain ODD for their drug can benefit from Scientific Advice from the EMA for clinical trials for the orphan indication and receive market exclusivity for a period of ten years once the medicine is approved for commercialization.

Napo is currently supporting multiple proof-of-concept (POC) investigator-initiated trials (IIT), and also conducting two pivotal clinical trials, of crofelemer powder for oral solution for MVID and SBS-IF in the US, European Union (EU), and/or Middle East. The Company's trial to evaluate the safety and efficacy of crofelemer powder for oral solution in pediatric MVID patients is ongoing at multiple sites. Napo Therapeutics is conducting a Phase 2 study in adult SBS-IF patients at multiple clinical sites in Italy and Germany. An open label IIT is ongoing in pediatric IF patients with MVID and/or SBS in Abu Dhabi in the United Arab Emirates. Groundbreaking results from pediatric IF patients with MVID and SBS-IF were presented at North American Society for Pediatric Gastroenterology, Hepatology and Nutrition (NASPGHAN 2025) in Chicago. The study showed that the liquid formulation of crofelemer powder resulted in a reduction of parenteral support (PS) of up to 37% in a pediatric MVID patient who has remained on crofelemer therapy for >1 year. PS reductions of up to 15.6% were observed in two pediatric SBS-IF patients who have also remained on crofelemer oral liquid treatment for >1 year.

Napo is also supporting an IIT in the US to evaluate crofelemer powder for oral solution for treatment of adult SBS-IF patients. The Company plans to pursue approval of crofelemer powder for oral solution for MVID in the US following the completion of the pivotal pediatric MVID trial. In accordance with the guidelines of specific EU countries, published data from such clinical investigations could support reimbursed early patient access to crofelemer for these debilitating IF conditions. Participation in early access programs, which do not exist in the US, provides an opportunity for reimbursement while impacting the morbidity and high cost of care for these chronic unmet needs. Additionally, the Company expects that if even just a very small number of MVID patients show benefit with crofelemer, this may potentially allow expedited pathways for regulatory approval in the US. Napo Therapeutics plans to pursue the opportunity for crofelemer powder for oral solution for PRIME designation, a European Medicines Agency (EMA) program providing enhanced interaction and early dialogue with drug developers of novel medicines targeting unmet medical needs. In the US, Napo plans to pursue Breakthrough Therapy Designation (BTD) from the FDA. If a drug is designated as breakthrough therapy, the FDA will expedite the review timeline for the drug.

In addition, a second-generation proprietary anti-secretory antidiarrheal drug ("NP-300") is in development for symptomatic relief and treatment of moderate-to-severe diarrhea, with or without concomitant antimicrobial therapy, from bacterial, viral, and parasitic infections, including Vibrio cholerae, the bacterium that causes cholera. This program is being pursued with the potential targeted incentive of a tropical disease review voucher from the FDA.

In keeping with the Company's focus on supportive care for patients undergoing cancer treatment, Jaguar in April 2024 signed an exclusive 5-year in-license agreement with United Kingdom-based Venture Life Group PLC ("Venture Life"), an international consumer health company focused on the global self-care market, for Venture Life's FDA-approved oral mucositis prescription product, Gelclair, for the US market. In October 2024, Jaguar initiated the commercial launch of Gelclair, the Company's third commercialized prescription product, in the US.

Oral mucositis is among the most common, painful, and debilitating cancer treatment-related side effects. Gelclair is a gel with a mechanical action indicated for the management of pain and relief of pain by adhering to the mucosal surface of the mouth. It coats and protects the oral mucosa, which supports healing. Gelclair is convenient and easy to use, provides rapid and long-lasting pain relief, and improves the ability of oral mucositis patients to eat, drink, and swallow. Unlike other products for oral mucositis, it is not a numbing agent and does not sting the mouth.

In January 2023, Jaguar and Filament Health, with funding from One Small Planet, formed the US-based joint venture Magdalena Biosciences ("Magdalena"). Magdalena's focus is on the development of novel, natural prescription medicines derived from plants for mental health indications, including, initially, attention-deficit/hyperactivity disorder ("ADHD") in adults. The goal of the collaboration is to extend the botanical drug development capabilities of Jaguar and Filament in order to develop pharmaceutical-grade, standardized drug candidates for mental health disorders and to partner with a potential future licensee to develop and commercialize these novel plant-based drugs. This venture aligns with Jaguar's Entheogen Therapeutics Initiative (ETI) and Filament's corporate mission to develop novel, natural prescription medicines from plants. Magdalena is leveraging Jaguar's proprietary medicinal plant library and Filament's proprietary drug development technology. Jaguar's library of 2,300 highly characterized medicinal plants and 3,500 plant extracts, all from firsthand ethnobotanical investigation by Jaguar and members of the ETI Scientific Strategy Team.

In the field of animal health, the Company is continuing limited activities related to developing first-in-class gastrointestinal products for dogs. In December 2021, the Company received conditional approval from the FDA to market Canalevia-CA1 (crofelemer delayed-release tablets) for the treatment of chemotherapy-induced diarrhea (CID) in dogs. The FDA conditionally approved Canalevia-CA1 under application number 141-552. Conditional approval allows for product commercialization while Jaguar Animal Health continues to collect the substantial evidence of effectiveness required for full approval. We have received a Minor Use in a Major Species ("MUMS") designation from the FDA for Canalevia-CA1 to treat CID in dogs. FDA has established a "small number" threshold for minor use in each of the seven major species covered by the MUMS Act. The small number threshold is currently 80,000 for dogs, representing the largest number of dogs that can be affected by a disease or condition over the course of a year and still have the use qualify as a minor use.

Napo completed its requisite preclinical and formulation activities to support the IND application for NP-300, its second-generation, plant-based oral prescription drug product, for clinical development for the symptomatic relief and treatment of moderate-to-severe diarrhea, with or without concomitant antimicrobial therapy, from bacterial, viral and parasitic infections including Vibrio cholerae, the bacterium that causes cholera. Following the completion of the Phase 1 trial, the Company will be positioned to initiate the next stage of our clinical development program for cholera-related diarrhea when our development team has the requisite resources and bandwidth to initiate the additional required trials.

Cholera produces a devastating loss of electrolytes and fluid in patients, and without appropriate reduction in loss of fluid and electrolytes, patients experience significant hospitalization and mortality. NP-300 provides the opportunity to treat cholera patients in combination with oral rehydration salts ("ORS") and the recommended guidelines from the World Health Organization ("WHO") for the use of appropriate antibiotics to reduce the burden of the pathogen. Appropriate preclinical toxicity studies and formulation development activities are ongoing to support the conduct of clinical studies with NP-300.

Napo received partial financial support for preclinical services from the National Institute of Allergy and Infectious Diseases ("NIAID") of the National Institutes of Health, and Napo is grateful for their support of NP-300's development.

Cholera is an acute diarrheal illness caused by intestine infection with the bacterium *Vibrio cholerae*. According to the Centers for Disease Control and Prevention of the US Department of Health & Human Services, an estimated 1.3 to 4 million people around the world get cholera each year, and 21,000 to 143,000 people die from it. The infection is often mild or without symptoms but can sometimes be severe. Approximately one in ten infected persons will have severe disease characterized by profuse, watery diarrhea, vomiting, and leg cramps. In these people, rapid loss of body fluids leads to dehydration and shock. Without treatment, death can occur within hours. Cholera is now endemic in many countries outside the US. From January 1, 2024 to July 28, 2024, a cumulative total of 307,433 cholera cases and 2,326 deaths were reported from 26 countries across five World Health Organization (WHO) regions. WHO classified the global resurgence of cholera as a grade 3 emergency in January 2023, the highest internal level for emergencies in WHO. Based on the number of outbreaks and their geographic expansion, alongside the shortage of vaccines and other resources, WHO continues to assess the risk at the global level as very high and the event remains classified as a grade 3 emergency.

We expect that NP-300 could be significantly less expensive and would support development efforts to receive a tropical disease priority review voucher ("TDPRV") from the FDA for an indication of the symptomatic treatment of diarrhea from acute infections such as cholera. The FDA grants priority review vouchers as an incentive to develop treatments for neglected diseases and rare pediatric diseases. Priority review vouchers are transferable and, in past transactions by other companies, have sold for prices ranging from $60 million to $350 million. The NP-300 program is paired with funding from a promissory note related to the potential future sale of a possible TDPRV.

Napo has actively ensured that its intellectual property ("IP") filings in support of the development of crofelemer for various proposed indications are protected appropriately. The IP portfolio for crofelemer includes the relief and treatment of HIV-associated diarrhea and CID as well as planned indications for inflammatory diarrhea, IBS-D, CDD, and SBS, with all indications, Napo prioritizes IP protection. Napo currently holds approximately 195 patents, the majority of which do not expire until 2027-2031.

Napo and Napo Therapeutics remain focused on the development of crofelemer powder for solution for the rare disease indications of MVID and SBS-IF. Our management team has significant experience in gastrointestinal product development. We have assembled an impressive group of scientific advisory board ("SAB") members who work closely with the Chair of Jaguar's Scientific Advisory Board, Dr. Pravin Chaturvedi, who also serves as the Chief Scientific Officer ("CSO") of Jaguar.

We believe Jaguar is poised to realize the opportunities for the commercialization of crofelemer powder for oral solution for our IF programs from MVID and SBS-IF. Jaguar, through Napo, holds global unencumbered rights for crofelemer.

Pipeline development opportunities for crofelemer

Napo is developing a novel, highly concentrated lyophilized crofelemer powder for oral solution for its prioritized focus on intestinal failure (IF) for the treatment of the ultrarare pediatric disorder, microvillus inclusion disease (MVID), and short bowel syndrome with intestinal failure (SBS-IF). Crofelemer oral powder for solution formulation is a paradigm-shifting and first-in-class drug for the development of novel therapies for these serious unmet medical conditions. This lyophilized oral powder for solution is in advanced clinical development with near-term New Drug Application (NDA) opportunity for MVID and rapid time to market for this potentially breakthrough drug. The lyophilized crofelemer powder for solution has a unique IP position with a long period of exclusivity due to the botanical origin of the drug.

Jaguar's and Napo's portfolio development strategy involves meeting with Key Opinion Leaders ("KOLs") to identify indications that are potentially high value because they address important medical needs that are significantly or globally unmet, obtain input on protocol practicality and protocol generation, and then strategically sequencing indication development priorities, second-generation product pipeline development, and partnering goals on a global basis.

Crofelemer is extracted and purified from the crude plant latex (CPL) of the *Croton lechleri* tree, which we sustainably harvest and manage through programs that we have been developing for many years. This process has involved working with local and indigenous communities to plant trees, obtain permits for export, and create a supply network that is robust and reliable. Our team continues to have relationships with partners that we began working within the 1990s. Additionally, through the establishment of a nonprofit called the Healing Forest Conservancy, our team has created a long-term mechanism for benefit sharing that recognizes the intellectual contribution of Indigenous populations. This program intends to contribute to the continued strength and effectiveness of the valued and strategically important relationships we have cultivated over the past 30 years.

Product Pipeline

Crofelemer 125 mg delayed-release tablets (Mytesi): US rights licensed to Future Pak/Woodward Specialty LLC in January 2026

PRODUCT	INDICATIONS EVALUATED	DEVELOPMENT STAGE					GEOGRAPHIC FOCUS OF CLINICAL STUDIES
		PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	COMMERCIALIZED (US)	
Mytesi (crofelemer)	Noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy						US
Crofelemer	Cancer therapy-related diarrhea (CTD)			*Phase 3 OnTarget trial completed*			Global
Crofelemer	IBS - Diarrhea Predominant (IBS-D)				*Oct 2024: Poster at American College of Gastroenterology Annual Meeting*		US
Crofelemer	Chronic idiopathic diarrhea				*Oct 2024: Poster at American College of Gastroenterology Annual Meeting*		US
Crofelemer	Symptomatic relief of diarrhea from the bacterium that causes cholera				*Data presented at 2008 NIAID Annual Meeting in Japan*		US

Napo is developing a novel, highly concentrated lyophilized crofelemer powder for oral solution for its prioritized focus on intestinal failure (IF) for the treatment of the ultrarare pediatric disorder, microvillus inclusion disease (MVID), and short bowel syndrome with intestinal failure (SBS-IF).

Novel crofelemer powder for oral solution for rare disease indications of Intestinal Failure (IF) – New NDAs planned

PRODUCT	INDICATIONS EVALUATED	DEVELOPMENT STAGE					GEOGRAPHIC FOCUS OF CLINICAL STUDIES
		PRECLINICAL	PHASE 1	PHASE 2	PHASE 3	COMMERCIALIZED (US)	
Highly concentrated formulation of lyophilized crofelemer	Pediatric microvillus inclusion disease (MVID), an ultrarare congenital diarrheal disorder (CDD)			*Phase 2/3*	*Initial POC results presented Nov 8, 2025, at NASPGHAN*		US, EU & Middle East/North Africa (MENA)
Highly concentrated formulation of lyophilized crofelemer	Short bowel syndrome with intestinal failure (SBS-IF)				*Pediatric initial POC results presented Nov 8, 2025, at NASPGHAN*		EU & US

* Clinical trials are funding dependent

Estimated Size of Mytesi Target Markets

We believe the medical need for Mytesi is significant, compelling, and unmet, and that doctors are looking for a drug product with a mechanism of action that is distinct from the options currently available to resolve diarrhea. A growing percentage of HIV patients have lived with the virus in their guts for 10+ years, often causing gut enteropathy and chronic or chronic episodic diarrhea. According to data from the US Centers for Disease Control and Prevention, it was estimated that by 2020 more than 70% of Americans with HIV were 50 and older and had lived with HIV for more than 10 years (1).

Market	Competition	Market Size/Potential
HIV‑related Diarrhea (Mytesi)	None	We estimate the US market revenue potential for Mytesi to be approximately $50 million in gross annual sales.

CTD (crofelemer delayed-release tablets)	None	An estimated 650,000 US cancer patients receive chemotherapy in an outpatient oncology clinic (2). Comparable supportive care (i.e., CINV) product sales of ~$620 million in 2013 (3). The global CINV market is projected to reach a valuation of $2.7 billion by 2022 (4).
SBS/MVID (crofelemer powder for oral solution)	1	Financial benefits of ODD. The global SBS market exceeded $568 million in 2019 and is expected to reach $4.6 billion by 2027, according to a report by Vision Research Reports (5).
IBS‑D (crofelemer delayed-release tablets)	3	Most IBS products have an estimated revenue potential of greater than $1.0 billion (6).
Infectious Diarrhea (NP-300 tablets)	None	In transactions by other companies, priority review vouchers have sold for $67 million to $350 million (7).

(1) HIV Among People Aged 50 and Older (https://www.cdc.gov/hiv/group/age/olderamericans/index.html)

(2) Centers for Disease Control and Prevention. Preventing Infections in Cancer Patients: Information for Health Care Providers (cdc.gov/cancer/prevent infections/providers.htm)

(3) Heron Therapeutics, Inc. Form 10-K for the fiscal year ended December 31, 2016

(4) Report published by Allied Market Research, titled, "Chemotherapy-induced Nausea and Vomiting (CINV) Market-Global Opportunity Analysis and Industry Forecast, 2014-2022" (https://www.prnewswire.com/news-releases/chemotherapy-induced-nausea-and-vomiting-cinv-market-expected-to-reach-2659-million-by-2022-611755395.html)

(5) Short Bowel Syndrome Market – Global Industry Analysis, Size, Share, Trends, Revenue, Forecast 2020 to 2027 (https://www.mynewsdesk.com/us/medical-technology-news/pressreleases/short-bowel-syndrome-market-global-industry-analysis-size-share-trends-revenue-forecast-2020-to-2027-3069433)

(6) February 17, 2022: Ironwood Pharmaceuticals Reports Fourth Quarter and Full Year 2021 Results; LINZESS® (linaclotide) Achieves Blockbuster Status as US Net Sales Exceed $1 Billion in 2021 (https://investor.ironwoodpharma.com/press-releases/press-release-details/2022/Ironwood-Pharmaceuticals-Reports-Fourth-Quarter-and-Full-Year-2021-Results-LINZESS-linaclotide-Achieves-Blockbuster-Status-as-U.S.-Net-Sales-Exceed-1-Billion-in-2021/default.aspx); Rodman & Renshaw estimate peak annual sales of Synergy Pharmaceuticals' Trulance at $2.3 bn in 2021 (https://www.benzinga.com/analyst-ratings/analyst-color/17/04/9304883/what-synergys-new-patents-mean-for-its-commercial-prospe)

(7) In Aug. 2015, AbbVie Inc. bought a priority review voucher from United Therapeutics Corp for $350 million (https://www.wsj.com/articles/united-therapeutics-sells-priority-review-voucher-to-abbvie-for-350-million-1439981104). In July 2014, BioMarin announced that it had sold a priority review voucher to Sanofi and Regeneron for $67.5 million. (https://investors.biomarin.com/2014-07-30-BioMarin-Sells-Priority-Review-Voucher-for-67-5-Million).

Business Strategy

Our goal is to become a specialty pharmaceutical company with first in class, sustainably derived products that address significant unmet gastrointestinal medical needs globally. To accomplish this goal, we plan to:

Expand Mytesi by leveraging our significant gastrointestinal product knowledge, experience and intellectual property portfolio

Mytesi (crofelemer 125 mg delayed-release tablets), licensed to Future Pak in January 2026 for US distribution and commercialization, is a novel, first-in-class anti-secretory antidiarrheal agent which has a normalizing effect on the electrolyte and fluid balance in the gut, and this mechanism of action has the potential to benefit multiple gastrointestinal disorders. Our Mytesi (crofelemer) product is approved by the FDA for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. Jaguar, through Napo and Napo Therapeutics, holds global unencumbered rights for Mytesi.

Crofelemer powder for oral solution is being developed to treat the orphan and/or rare intestinal failure (IF) indications for pediatric MVID and adult SBS-IF indications.

In addition, an NP-300 is in development for symptomatic relief and treatment of moderate-to-severe diarrhea, with or without concomitant antimicrobial therapy, caused by bacterial, viral, and parasitic infections, including *Vibrio cholerae*, the bacterium that causes cholera.

Our management team has extensive experience in the development of prescription drugs. This experience covers all aspects of product development, including discovery, preclinical and clinical development, GMP manufacturing, regulatory affairs, and commercialization. Key members of this team successfully developed Mytesi.

Leverage our relationships with Scientific Advisory Board (SAB) members for crofelemer commercialization and development in follow-on indications

The Company has retained several subject matter experts and KOLS as its SAB members across the therapeutic areas of gastrointestinal disorders, including MVID and SBS-IF.

Establish partnerships to support moving pipeline indications to pivotal clinical trials

The Company's goal is to establish partnerships to support the development and commercialization of the novel lyophilized crofelemer powder for oral solution for the indications of MVID and SBS-IF in the US and/or other geographies.

Strategically sequence the development of follow-on indications of Mytesi and seek geographically focused licensing opportunities

In January 2026, Jaguar and Napo entered into a US licensing agreement with an affiliate of privately held Future Pak, LLC ("Future Pak"). Under the terms of the agreement, Future Pak became the exclusive marketer for Mytesi (crofelemer), Jaguar's FDA-approved novel prescription drug for the symptomatic relief of noninfectious diarrhea in adult patients with HIV/AIDS on antiretroviral therapy, and Canalevia-CA1, Jaguar's crofelemer prescription drug for the treatment of chemotherapy-induced diarrhea in dogs. Jaguar was provided with $16 million of non-dilutive capital in January 2026 upon closing of the agreement with Future Pak, with an additional $2 million due to Jaguar upon completion of post-closing conditions. Per the terms of the agreement, Jaguar also has the opportunity to receive up to $20 million in milestone payments and other future payments.

As announced in March 2026, Napo received a $3.0 million payment from Future Pak following termination by the Company of the buy-back provision of the US licensing agreement Jaguar entered in January 2026 with a Future Pak affiliate, which allows Future Pak to continue to commercialize Mytesi beyond five years. Jaguar will continue to manufacture Mytesi and Canalevia-CA1 for Future Pak.

Previously, in September 2025, Future Pak acquired Theratechnologies Inc., a specialty biopharmaceutical company with two commercialized HIV medicines in the United States - EGRIFTA WR (tesamorelin) and Trogarzo (ibalizumab-uiyk). Jaguar's license arrangement with Future Pak represents a strategic convergence for heightening awareness of Mytesi and the importance of supportive care for HIV long-term survivors - allowing the HIV community to benefit from the commercial capabilities of an organization with deep experience and a primary focus on the US HIV market.

As announced April 1, 2022, the Company entered an agreement with Quadri Pharmaceuticals Store LLC ("Quadri Pharma") that grants Quadri Pharma exclusive promotional, commercialization, and distribution rights for specified human indications of Mytesi (crofelemer 125 mg delayed-release tablets) in Bahrain, Kuwait, Qatar, Saudi Arabia, the United Arab Emirates ("UAE"), and Oman following regulatory approval to market crofelemer in these countries for the specified indications, including the indication currently approved in the US for HIV-related diarrhea.

They also have rights to commercialization, for Mytesi for CTD. In addition, the agreement grants Quadri Pharma exclusive rights to distribute crofelemer in these countries in the immediate future under Named Patient Programs.

As announced September 24, 2018, Jaguar and Knight Therapeutics Inc. ("Knight") entered into a Distribution, License and Supply Agreement that grants Knight the exclusive right to commercialize Mytesi and related products in Canada and Israel. The License Agreement has a term of 15 years (with automatic renewals) and provides Knight with an exclusive right to commercialize current and future Jaguar human health products (including crofelemer, NP-300, and any product containing a proanthocyanidin or with an anti-secretory mechanism) in Canada and Israel. Knight forfeited its right of first negotiation for expansion to Latin America. Under the License Agreement, Knight is responsible for applying for and obtaining necessary regulatory approvals in the territory of Canada and Israel, as well as marketing, sales and distribution of the licensed products. Knight will pay a transfer price for all licensed products, and upon achievement of certain regulatory and sales milestones, the Company may receive payments from Knight in an aggregate amount of up to approximately $18 million payable throughout the initial 15-year term of the agreement. The Company did not have any license revenues since the execution of this agreement.

We continue to seek partnership opportunities for the novel crofelemer powder for oral solution intestinal failure program either in the US or globally or regionally.

Reduce risks relating to product development

Risk reduction is a key focus of our product development programs. In an effort to reduce risk further, we have implemented the following approach: first, we meet with KOLs, including at medical conferences. Next, we confirm unmet medical needs with patients as well as KOLs and discuss the practicality of patient enrollment and trial implementation. We then generate protocols to discuss with the FDA, seeking, when possible, special protocol assessments. Our goal is to have de risked the program as much as we believe we possibly can, by the time we start devoting significant funds to a clinical trial, in particular the regulatory pathway. We believe this approach will lead to better long-term outcomes for our products in development.

We will continue to seek partnerships for the intestinal failure program indications in the US or globally or regionally. We plan to develop NP-300 for various gastrointestinal indications. NP-300 is a proprietary Jaguar pharmaceutical product, a standardized botanical extract distinct from crofelemer, also sustainably derived from the *Croton lechleri* tree.

We believe NP-300, which has a similar mechanism of action as crofelemer and is significantly less costly to produce, may support efforts to receive a priority review voucher from the FDA for symptomatic relief and treatment of moderate-to-severe diarrhea, with or without concomitant antimicrobial therapy, from bacterial, viral and parasitic infections including *Vibrio cholerae*, the bacterium that causes cholera. The FDA grants priority review vouchers to drug developers for TDPRV as an incentive to develop treatments for neglected diseases and rare pediatric diseases. Additionally, we believe NP-300 represents a long-term pipeline opportunity as a second-generation anti-secretory agent, on a global basis, for multiple gastrointestinal diseases, especially in resource-constrained countries where the cost of goods is a factor, in part because requirements often exist in such regions for drug prices to decrease annually.

Since the Company previously presented Phase 2 data on crofelemer for the treatment of diarrhea in cholera patients from a study in Bangladesh, Napo plans to follow a similar clinical study design to support the development of NP-300 for a cholera-related indication. Our portfolio development strategy is based on identifying indications that are potentially high value because they address important medical needs that are significantly or globally unmet, and then strategically sequencing indication development priorities, second-generation product pipeline development, and partnering goals on a global basis.

Competition

Several significantly larger pharmaceutical companies are competing with us in the gastrointestinal segment.

In the US, Takeda Pharmaceuticals commercializes GATTEX (teduglutide), which is glucagon-like peptide-2 (GLP-2), a growth hormone. Teduglutide is approved by the FDA for treating adults and pediatric patients with SBS dependent on parenteral support (PS). Zorbtive is a recombinant human growth hormone indicated for the treatment of

SBS in adult patients receiving specialized nutritional support. To the best of our knowledge, no drugs have been approved in the US or the rest of the world ("ROW") to reduce parenteral support (PS), which is associated with significant toxicities and comorbidities that result in frequent hospitalizations and/or death. Crofelemer powder for oral solution is a paradigm-shifting first-in-class novel therapy that would reduce PS needs for this disease, as it has a unique physiological mechanism of action (MOA) for improved fluid and electrolyte balance. Crofelemer can also be administered earlier after abdominal surgery when compared to GLP-2 therapies, and can be administered to patients that are ineligible for GLP-2 therapies such as cancer patients as well as those that are intolerant of, or have failed, GLP-2 therapies.

MVID. There are no approved therapies for the treatment of the serious, life-threatening pediatric disorder of MVID, as these patients lack a brush border membrane in the gastrointestinal tract and thus do not have any ability to absorb electrolytes, fluids and nutrients. Life-sustaining and lifelong parenteral support (PS) is required for the management of MVID. PS includes total parenteral nutrition (TPN) with or without supplemental intravenous fluids (IVF) and lipids for the management and treatment of MVID. TPN and MVID pathology are associated with significant toxicities and comorbidities that result in frequent hospitalizations and/or death. Crofelemer powder for oral solution is a paradigm-shifting first-in-class novel therapy that would reduce PS needs for this disease.

Infectious diarrhea. We are not aware of any FDA-approved drugs specifically acting as anti-secretory drugs to improve stool consistency. ORS, with or without antibiotics, is the current standard of care for infectious diarrhea. NP-300 provides a first-of-its-kind antisecretory antidiarrheal drug that would potentially reduce the duration of diarrhea, including its sequelae such as hospitalization.

Manufacturing

The plant material used to manufacture is crude plant latex ("CPL") extracted and purified from *Croton lechleri*, a widespread and naturally regenerating tree in the rainforest that is managed as part of sustainable harvesting programs. The tree is found in several South American countries and has been the focus of long-term sustainable harvesting research and development work. Napo's collaborating suppliers obtain CPL and arrange for the shipment of CPL to Napo's third-party contract manufacturer.

Napo's third-party contract manufacturer, India-based Alivus Life Sciences Limited (f/k/a Glenmark Life Sciences Limited) ("Alivus"), a research-driven, global, integrated pharmaceutical company, is Napo's manufacturer of crofelemer, the active pharmaceutical ingredient in Mytesi. Alivus processes CPL into crofelemer utilizing a proprietary manufacturing process. The processing occurs at an FDA-approved Alivus facility. Additionally, Napo is establishing a second processing site, which will be operated by Indena S.p.A. ("Indena"), a Milan, Italy-based contract manufacturer dedicated to the identification, development, and production of high-quality active principles derived from plants, for use in the pharmaceutical, health food, and personal care industries. Indena has completed the required validation activities to gain approval as a manufacturer of crofelemer drug substance.

As announced January 25, 2023, the required procedure of registering the source of the API of crofelemer with the Agenzia Italiana Del Farmaco ("AIFA"), the Italian Medicines Agency, has been successfully completed. Resultingly, batches of crofelemer API manufactured by Indena can now be used by Jaguar for further development work. This was a key milestone in the ongoing process of establishing Indena as an additional approved crofelemer manufacturer as we work to support the increased crofelemer manufacturing demand expected upon potential FDA approval of crofelemer for new indications, including approval for CTD.

Proprietary Library of Medicinal Plants

We possess a proprietary library of more than 2,300 medicinal plants.

Intellectual Property

Trademarks

We plan to market all of our products under a trademark or trademarks we select, and we will own all rights, title and interest, including all goodwill, associated with such trademarks. Mytesi is a registered trademark owned by Napo. Jaguar Animal Health is a trademark owned by Jaguar.

Patent Portfolio

Napo

Napo owns a portfolio of patents and patent applications covering formulations of and treatment methods with proanthocyanidin polymers isolated from Croton spp. or Calophyllum spp., including Mytesi (crofelemer).

Napo owns a family of patents arising from International Patent Application Publication WO2012/058664 that cover methods of treating HIV-associated diarrhea and Highly Active Antiretroviral Therapy "HAART" associated diarrhea with proanthocyanidin polymers isolated from Croton spp. or Calophyllum spp., including crofelemer. In the US, there are two issued patents, US 8,962,680 and US 9,585,868, both of which expire on October 31, 2031. Outside the US, patent protection for methods of treating HIV-associated diarrhea has been obtained in Australia, Europe, Hong Kong, Japan, Kenya, Mexico, Russia, Ukraine, South Africa, and Zimbabwe, with expiration dates of October 31, 2031, and applications are pending in Brazil, Hong Kong, and China. Napo also has patent families related to methods of treating diarrhea-predominant irritable bowel syndrome, methods of treating constipation-predominant irritable bowel syndrome, and methods of treating inflammatory bowel disease, familial adenomatous polyposis, and colon cancer, with proanthocyanidin polymers isolated from Croton spp. or Calophyllum spp., including crofelemer. In particular, for diarrhea predominant irritable bowel syndrome, Napo has two issued US patents, US 8,846,113 and US 9,980,938, which expire on February 9, 2027, as well as issued patents in Australia, Canada, Europe, Gulf States, Hong Kong, Japan, South Korea, Mexico, New Zealand, Singapore, Thailand, and Taiwan and pending applications in Bangladesh, and Venezuela, all of which are estimated to expire April 30, 2027; for constipation predominant irritable bowel syndrome, Napo has three issued US patents, with terms to at least April 30, 2027, patents in Australia, Canada, Europe, Hong Kong, Mexico, New Zealand, and Singapore, all of which are estimated to expire April 30, 2027; and for inflammatory bowel disease, familial adenomatous polyposis and/or colon cancer, Napo has two issued US patents, US 8,852,649 and US 9,987,250 with terms until at least January 4, 2028, as well as issued patents in Australia, Hong Kong, and Europe and Canada, which have estimated expiration dates of April 30, 2027. Napo has a US patent for the treatment of CID caused by neratinib with crofelemer and a related continuation application also directed to treating CID effectively filed on March 9, 2018, as well as multiple pending national stage applications outside the US also directed to treating CID with crofelemer effectively filed June 19, 2020. In addition, Napo has two patent families, each with pending applications in the US, Australia, Canada, China, Europe, Israel, Jordan, Japan, and the Gulf States, directed to the treatments of SBS and CDD, respectively, and each filed on May 31, 2018. Napo also has pending international applications to "Methods and Compositions for Treating Post-Acute Infection Gastrointestinal Disorders," filed November 23, 2021.

For methods of manufacturing proanthocyanidin polymers isolated from Croton spp. or Calophyllum spp., including crofelemer, Napo owns issued patents in India, South Africa, and Eurasia with terms at least until August 26, 2029. Napo also owns issued patents in Brazil, India, and Russia, and a pending application in Venezuela that also covers methods of manufacturing proanthocyanidin polymers isolated from Croton spp. or Calophyllum spp., including crofelemer, with terms at least until January 17, 2032. Lastly, Napo owns two US patents covering a formulation of NP 500 (nordihydroguiaretic acid ("NDGA") and its use in treating a metabolic disorder that has terms until April 23, 2031.

Napo also has two international applications pending directed to alstonine derivatives and salts thereof and uses thereof for treating psychotic disorders filed on June 14, 2022, and October 26, 2022, respectively.

Napo License to Napo Therapeutics

In August 2021, Napo signed a license agreement with Napo Therapeutics to study, develop, manufacture, and commercialize Napo's plant-based crofelemer and NP-300 drug product candidates in the European Union (excluding Russia) and in specified non-EU countries in Europe for specific indications, which rights and obligations were assumed by the combined company formed by the merger of Napo EU S.p.A. with Dragon SPAC (the combined company uses the Napo Therapeutics name). The license agreement grants Napo Therapeutics the rights for SBS-IF, HIV-related diarrhea, and the symptomatic relief and treatment of IF-related diarrhea in patients with congenital disorders.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing, and distribution of prescription drugs such as those that Jaguar and its subsidiaries are commercializing and/or developing. These agencies and other federal, state, and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of Napo's drug product candidates. To comply with the regulatory requirements in each of the jurisdictions in which Napo is seeking to market and subsequently sell its prescription products, Napo has established processes and resources to provide oversight of the development, approval processes, and launch of its products and to position those products to gain market share.

US Government Regulation

Human Prescription Drugs

In the US, the FDA approves and regulates drugs under the Federal Food, Drug, and Cosmetic Act ("FDCA") and its implementing regulations.

The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations requires substantial time and financial resources. Failure to comply with the applicable US requirements at any time during the product development process, approval process, or after approval may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA's refusal to approve pending New Drug Applications ("NDAs"), withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a human prescription drug may be marketed in the US generally involves the following:

- completion of pre-clinical laboratory tests, animal studies, and formulation studies in compliance with the FDA's good laboratory practice or good laboratory practices ("GLPs") regulations;

- submission to the FDA of an IND for human clinical trials;

- approval by an institutional review board ("IRB") for human trials. Multiple sites may necessitate the involvement of multiple IRBs and submissions for human health products;

- performance of adequate and well-controlled human clinical trials in accordance with good clinical practices ("GCPs"), requirements to establish the safety and efficacy of the proposed drug product for each indication;

- submission to the FDA of an NDA for marketing approval of human prescription drugs;

- satisfactory completion of FDA advisory committees review, if applicable;

- satisfactory completion of an FDA pre-approval inspection ("PAI") of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practices ("cGMPs"), requirements and to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity; and

- FDA review and approval of the NDA.

Pre-clinical Studies

Pre-clinical studies include laboratory evaluation of the drug product's chemistry, toxicity, and formulation and animal studies to assess potential safety and effectiveness. An IND sponsor must submit the results of the pre-clinical tests, manufacturing information, analytical data, and any available clinical data or literature, among other things, to the FDA as part of an IND. Some pre-clinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA unless, before that time, the FDA raises concerns or questions about one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials for Human Prescription Drugs

Clinical trials involve the administration of the investigational new drug to human subjects pursuant to a clinical protocol under the supervision of qualified investigators in accordance with GCPs requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives or endpoints of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA under the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

- Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion, and, if possible, to gain an early indication of its effectiveness depending on the endpoints set forth in the protocol.

- Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

- Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted to the FDA at least annually and more frequently if serious adverse events occur. Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients.

Special Protocol Assessment for Human Health Prescription Drugs

The special protocol assessment ("SPA") process is designed to facilitate the FDA's review and approval of drugs by allowing the FDA to evaluate issues related to the adequacy of certain clinical trials, including Phase 3 clinical trials that can form the primary basis for a drug product's efficacy claim in an NDA. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor's questions regarding, among other things, primary efficacy endpoints, trial conduct, and data analysis within 45 days of receipt of the request.

The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the product candidate with respect to the effectiveness of the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or meeting minutes between the sponsor and the FDA.

Even if the FDA agrees to the design, execution, and analyses proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement under the following circumstances:

- public health concerns emerged that were unrecognized at the time of the protocol assessment;

- the director of the review division determines that a substantial scientific issue essential to determining safety or efficacy has been identified after testing has begun;

- a sponsor fails to follow a protocol that was agreed upon with the FDA; or

- the relevant data, assumptions, or information provided by the sponsor in a request for SPA change, are found to be false statements or misstatements or are found to omit relevant facts.

A documented SPA may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study.

Marketing Approval for Human Prescription Drugs

Assuming successful completion of the required clinical testing, the results of the pre-clinical studies and clinical trials, together with detailed information relating to the product's chemistry, manufacture, controls, and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, submitting an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act ("PDUFA") guidelines that are currently in effect, the FDA has a goal of ten months from the date of "filing" of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a "filing" decision.

In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations; this would include information which supports dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults or full or partial waivers from the pediatric data requirements.

The FDA may also require the submission of a risk evaluation and mitigation strategy ("REMS"), plan to ensure that the drug's benefits outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA may also require other information as part of the NDA filing, such as an environmental impact statement. The FDA can waive some or delay compliance with some of these requirements.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission before accepting them for filing to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. The FDA begins an in-depth substantive review once the submission is accepted for filing. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged, or held meets standards designed to ensure the product's continued safety, quality, and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates, and recommends whether the application should be approved and under what conditions. The recommendations of an advisory committee do not bind the FDA, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities comply with cGMPs requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to ensure compliance with GCPs requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter or, in some cases, a complete response letter. A complete response letter must contain a statement of specific items that prevent the FDA from approving the application and will also contain conditions that must be met to secure final approval of the NDA and may require additional clinical or pre-clinical testing for the FDA to reconsider the application. Even with the submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, require that post-approval studies, Phase 4 clinical trials, be conducted to further assess a drug's safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements for Human Prescription Drugs

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising, and promotion, and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. Clinical trials or data must support new secondary indications. There are also continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition for approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials and surveillance to further assess and monitor the product's safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMPs requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may use. Accordingly, manufacturers must continue to expend time, money, and effort in production and quality control to maintain cGMP compliance.

Once approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, but are not limited to:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters or holds on post-approval clinical trials;

- refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

- product seizure or detention, or refusal to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. In addition, the FDA regulates the purity and or consistency of the approved product. Products, if deemed adulterated, can lead to serious consequences, as set forth above as well as civil and criminal penalties.

EMA Regulation of Human Prescription Drugs

Napo and Napo Therapeutics intend to leverage the orphan medicines marketing authorization incentives from the EMA for the SBS and CDD indications for crofelemer for the licensed territories in the European Union. EMA has developed a regulatory procedure for sponsor eligibility for incentives available for drugs with ODD for the appropriate patient populations in an expedited manner. The EMA is responsible for scientific evaluation of centralized marketing authorization applications ("MAA"). Once granted by the European Commission, the centralized MAA is valid in all EU member states, Iceland, Norway, and Liechtenstein.

Centralized authorization procedure

Under the centralized authorization procedure, pharmaceutical companies submit a single marketing authorization application to EMA. This allows the marketing authorization holder to market the medicine and make it available to patients and healthcare professionals throughout the EU on the basis of a single marketing authorization.

EMA's Committee for Medicinal Products for Human Use ("CHMP") or Committee for Medicinal Products for Veterinary Use ("CVMP") carries out a scientific assessment of the application and gives a recommendation on whether the medicine should be marketed or not. However, under EU law EMA has no authority to actually permit marketing in the different EU countries. The European Commission is the authorizing body for all centrally authorized products, which takes a legally binding decision based on EMA's recommendation. This decision is issued within 67 days of receipt of EMA's recommendation.

Once granted by the European Commission, the centralized marketing authorization is valid in all EU Member States as well as in the European Economic Area ("EEA") countries Iceland, Liechtenstein, and Norway. Commission decisions are published in the Community Register of Medicinal Products for human use.

Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and viral diseases.

Conditional marketing authorization

The EMA supports the development of medicines that address unmet medical needs. In the interest of public health, applicants may be granted conditional marketing authorization for such medicines on less comprehensive clinical data than normally required, where the benefit of immediate availability of the medicine outweighs the risk inherent in the fact that additional data are still required.

Medicines for human use are eligible if they are intended for treating, preventing, or diagnosing seriously debilitating or life-threatening diseases. This includes orphan medicines. Its use is also intended for a public health emergency (e.g., a pandemic). For these medicines, less comprehensive pharmaceutical and non-clinical data may also be accepted. The legal basis is Article 14-a of Regulation (EC) No 726/2004. The provisions for granting conditional marketing authorization are further elaborated in Regulation (EC) No 507/2006.

Criteria and conditions

EMA's CHMP may grant conditional marketing authorization for medicine if it finds that all of the following criteria are met:

- the benefit-risk balance of the medicine is positive;

- it is likely that the applicant will be able to provide comprehensive data post-authorization;

- the medicine fulfills an unmet medical need; and

- the benefit of the medicine's immediate availability to patients is greater than the risk inherent in requiring additional data.

Conditional marketing authorizations are valid for one year and can be renewed annually. Once a conditional marketing authorization has been granted, the marketing authorization holder must fulfill specific obligations within defined timelines. These obligations could include completing ongoing or new studies or collecting additional data to confirm the medicine's benefit-risk balance remains positive. EMA publishes the conditions of the marketing authorization in the medicine's European public assessment report.

The marketing authorization can be converted into a standard marketing authorization (no longer subject to specific obligations) once the marketing authorization holder fulfills the obligations imposed and the complete data confirms that the medicine's benefits continue to outweigh its risks. Initially, this is valid for five years. It can then be renewed for unlimited validity.

As for any medicine, if new data show that the medicine's benefits no longer outweigh its risks, EMA can take regulatory action, such as suspending or revoking the marketing authorization. EMA can also take regulatory action if the company does not comply with the imposed obligations.

Despite earlier approval, it guarantees that the medicine meets rigorous EU safety, efficacy and quality standards and that comprehensive data is still generated post-approval. It offers a robust post-authorization regulatory framework based on legally binding obligations, safeguards, and controls.

These include:

- full prescribing information and package leaflet with detailed instructions for safe use and conditions for storage;

- a robust risk-management and safety monitoring plan;

- manufacturing controls, including official batch controls for vaccines, as required;

- legally binding post-approval obligations (i.e., conditions) for the marketing authorization holder and a clear legal framework for the evaluation of emerging efficacy and safety data;

- a pediatric investigation plan.

Guidance for applicants for conditional marketing authorization

EMA advises applicants to discuss their development plans with the EMA via scientific advice or protocol assistance early in the development process. Early involvement of health technology assessment bodies is also encouraged, which is possible via EMA's parallel consultations procedure. The applicant should indicate a request for conditional marketing authorization in their notification of intention to submit a marketing authorization application. They should submit this six to seven months before submitting the application. EMA also encourages applicants to discuss their plans further with EMA as part of a pre-submission meeting. For products deemed suitable for conditional marketing authorization, EMA also encourages applicants to consider requesting accelerated assessment.

Applicants should include a formal request for a conditional marketing authorization in their marketing authorization application. The CHMP will assess this request together with the application. Guideline on the scientific application and the practical arrangements necessary to implement Regulation (EC) No 507/2006 on the conditional marketing authorization for medicinal products for human use falling within the scope of Regulation (EC) No 726/2004.

Distinction from authorization under exceptional circumstances

EMA may also grant marketing authorization in the absence of comprehensive data under exceptional circumstances. Unlike conditional marketing authorization, where marketing approval is granted in the likelihood that the sponsor will provide such data within an agreed timeframe, EMA can grant authorization under exceptional circumstances when comprehensive data cannot be obtained even after authorization. This authorization route normally does not lead to a standard marketing authorization.

Orphan drug development incentives from EMA

Protocol assistance

The EMA provides a form of scientific advice specifically for orphan medicines called protocol assistance. This allows sponsors to get answers to their questions on the types of studies needed to demonstrate the medicine's quality, benefits, and risks, as well as information on the significant benefit of the medicine. Protocol assistance is available at a reduced charge for designated orphan medicines, linked to a fee-reduction scale that depends on the sponsor's status. There is no restriction on the number of times a sponsor can request protocol assistance.

The EMA encourages sponsors to consider coordinating the timing of protocol assistance from the EMA with the request for scientific advice from the FDA. Parallel scientific advice with the FDA is available.

Access to the centralized authorization procedure

All designated orphan medicines are assessed for central marketing authorization in the European Union. This allows companies to make a single application to the EMA, resulting in a single opinion and a single decision from the European Commission, valid in all EU Member States. Sponsors may also have access via orphan designation to conditional approval, which is conducted under the centralized procedure.

Ten years of market exclusivity

Once approved, authorized orphan medicines benefit from ten years of protection from market competition with similar medicines with similar indications. This protection period is extended by two years for medicines that also have complied with an agreed pediatric investigation plan granted at the time of review of the orphan medicine designation.

Additional incentives for micro, small and medium-sized enterprises ("SMEs")

Companies classified as SMEs benefit from further incentives when developing medicines with orphan designation. These include administrative and procedural assistance from the EMA's SME office and fee reductions.

Fee reductions

Companies applying for designated orphan medicines pay reduced fees for regulatory activities. This includes reduced fees for protocol assistance, marketing authorization applications, inspections before authorization, applications for changes to marketing authorizations made after approval, and reduced annual fees. Fee reductions are revised each year in relation to the budget available.

EMA Grants

The EMA does not offer research grants for sponsors of orphan medicines, but funding is available from the European Commission and other sources:

- Horizon 2020, the EU Framework Programme for Research and Innovation

- E-Rare, a transnational project for research programs on rare diseases

- Grants are also available for sponsors considering research in the US or Japan

- US: Food and Drug Administration: Orphan products grants program

- Japan: National Institute of Biomedical Innovation: Services to promote development of medicinal products for rare diseases

Incentives in Member States

Details on incentives available for designated orphan medicines in EU Member States are available in the European Commission's Inventory of Union and Member State incentives to support research into and the development and availability of orphan medicinal products.

Activities after orphan designation

The orphan designation makes the sponsor eligible for a number of orphan incentives. Sponsors need to comply with various activities that take place after a designation has been granted. Sponsors should submit all post-designation activities, including annual reports. For information and guidance on using IRIS, see the IRIS homepage. Sponsors must submit an annual report on development to the EMA summarizing the status of the development of the medicine.

Sponsors of medicines with orphan designation should also remember to apply for a pediatric investigation plan ("PIP"), deferral, or waiver at the appropriate time, as specified in the Pediatric regulation.

Sponsors also need to submit an application for maintenance of the orphan designation at the time of marketing authorization to be eligible for the ten-year market exclusivity incentive.

A valid and completed PIP could make the sponsor eligible for the two-year marketing exclusivity extension to the ten-year marketing exclusivity granted at the time of review of the orphan medicinal designation. Transfers of orphan designation from one sponsor to another are possible. Transfers are free of charge. Sponsors can also request removal of an orphan designation.

EMA Compassionate Use Program

Compassionate use is a treatment option that allows the use of an unauthorized medicine. Under strict conditions, products in development can be made available to groups of patients who have a disease with no satisfactory authorized therapies and who cannot enter clinical trials. The EMA provides recommendations through CHMP, but these do not create a legal framework. Compassionate use programs are coordinated and implemented by Member States, which set their own rules and procedures.

Established by Article 83 of Regulation (EC) No 726/2004, this tool is designed to:

- facilitate and improve access to compassionate use programs by patients in the EU;

- favor a common approach regarding the conditions of use, the conditions for distribution, and the patients targeted for the compassionate use of unauthorized new medicines;

- increase transparency between Member States in terms of treatment availability.

These programs are only put in place if the medicine is expected to help patients with life-threatening, long-lasting, or seriously debilitating illnesses that cannot be treated satisfactorily with any currently authorized medicine. The medicine must be undergoing clinical trials or have entered the marketing-authorization application process, and while early studies will generally have been completed, its safety profile and dosage guidelines may not be fully established.

How to request an opinion for Compassionate Use

National competent authorities can ask EMA for an opinion on how to administer, distribute, and use certain medicines for compassionate use. The CHMP also identifies which patients would benefit, and Member States should take note of these recommendations when making decisions.

Manufacturers and marketing-authorization applicants should not contact the EMA to request an opinion, but they may wish to inform the EMA of applications underway at a national level. National competent authorities will inform the EMA if they are making a product available to a group of patients for compassionate use.

Comparison to individual basis treatment (Named Patient Program)

Compassionate use should not be confused with 'named-patient basis' treatments, which see doctors obtain medicines directly from manufacturers before authorization. This is done on an individual basis under the direct responsibility of the doctor, and the EMA does not need to be informed.

In general, medicines that are not yet authorized are first made available through clinical trials, and patients should always be considered for inclusion in trials before being offered compassionate use programs.

Compassionate use recommendations

EMA's recommendations cover how a medicine should be used in compassionate use programs across the EU, and the type of patient who may benefit from treatment. EMA does not update its recommendations after a medicine receives marketing authorization, as all relevant information on the medicine's use is available in its European Public Assessment Report ("EPAR"). However, compassionate use programs may continue in certain Member States until the medicine becomes available on the market.

Rewards and incentives for pediatric medicines

Several rewards and incentives for the development of pediatric medicines for children are available in the EU. Medicines authorized across the EU with the results of studies from a pediatric investigation plan included in the product information are eligible for an extension of their supplementary protection certificate by six months. This is the case even when the studies' results are negative.

For orphan medicines, the incentive is an additional two years of market exclusivity.

Scientific advice and protocol assistance at the EMA are free of charge for questions relating to the development of pediatric medicines. Medicines developed specifically for children that are already authorized but are not protected by a patent or supplementary protection certificate are eligible for a pediatric-use marketing authorization ("PUMA"). If a PUMA is granted, the product will benefit from 10 years of market protection as an incentive. The above can be complemented by other incentives to support the research, development and availability of medicinal products for pediatric use.

Market exclusivity: Orphan medicines

Orphan medicines benefit from ten years of market exclusivity once they receive marketing authorization in the EU. This measure is intended to encourage the development of medicines for rare diseases by protecting them from competition from similar medicines with similar indications, which cannot be marketed during the exclusivity period. Market exclusivity is an orphan incentive awarded by the European Commission to a specific clinical indication with an orphan designation.

Each indication with an orphan designation confers ten years of market exclusivity for the particular indication. A medicine that has multiple orphan designations for different conditions will benefit from separate market exclusivity periods pertaining to its different orphan designations.

To benefit from market exclusivity, a medicine must maintain its orphan designation at the time of marketing authorization.

Extension of market exclusivity period

The market exclusivity period is extended by two additional years for an orphan-designated condition when the results of specific studies are reflected in the summary of product characteristics ("SmPC") addressing the pediatric population and completed in accordance with a fully compliant PIP.

The European Commission grants the extension based on a positive compliance check from the Pediatric Committee and opinion from the CHMP and includes this information in the Community register of orphan medicinal products.

Review of the market exclusivity period

Article 8(2) of the Orphan Regulation establishes the possibility for Member States to request that the market exclusivity be reduced from ten to six years under certain circumstances.

Expiry of market exclusivity

When the period of market exclusivity for an indication ends, the orphan designation for that indication expires, and the European Commission removes it from the CHMP.

Once all of the orphan designations associated with an approved medicine have expired or been withdrawn by the sponsor, the medicine ceases to be classified as an orphan medicine and no longer benefits from the orphan incentives.

European Union's new chemical entity exclusivity

In the EU, new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. This data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator's data to assess a generic application for eight years, after which a generic marketing authorization application can be submitted, and the innovator's data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

European Union orphan designation and exclusivity

In the EU, the EMA's Committee for Orphan Medicinal Products grants ODD to promote the development of products that are intended for the diagnosis, prevention, or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in the European Union Community and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, the designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating, or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the medicinal product.

In the European Union, ODD entitles a party to financial incentives such as reduction of fees or fee waivers, and ten years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the ODD criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify the maintenance of market exclusivity. ODD must be requested before submitting an application for marketing approval. ODD does not convey any advantage in or shorten the duration of the regulatory review and approval process.

European Union Pediatric Plan

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA's Pediatric Committee ("PDCO"). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there is sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and study results are included in the product information, even when negative, the product is eligible for six six-month supplementary protection certificate extension. For orphan drug-designated medicinal products, the 10-year period of market exclusivity is extended to 12 years.

Clinical Trials Regulation in Europe

In the EU, pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the EU has been implemented through national legislation of the EU member states. Under this system, an applicant must obtain approval from the national competent authority of an EU member state in which the clinical trial is to be conducted or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the applicant may only start a clinical trial at a specific study site after the independent ethics committee for each site has issued a favorable opinion. The clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the individual EU member states and further detailed in applicable guidance documents. In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive

2001/20/EC. The new Clinical Trials Regulation (EU) No 536/2014 took effect in late 2021 with a three-year transition period for some types of clinical trials. It will overhaul the current system of approvals for clinical trials in the EU. Specifically, the new regulation, which will be directly applicable in all EU member states, aims to simplify and streamline the approval of clinical trials in the EU. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single entry point and strictly defined deadlines for the assessment of clinical trial applications.

Other US Healthcare Laws

In addition to FDA restrictions on the marketing of pharmaceutical and biological products, other US federal and state healthcare regulatory laws restrict business practices in the pharmaceutical industry, which include, but are not limited to, state and federal anti-kickback, false claims, data privacy and security and physician payment and drug pricing transparency laws.

The US federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving, or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term "remuneration" has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not meet the requirements of a statutory or regulatory exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the US federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare-covered business, the statute has been violated.

Additionally, the intent standard under the US federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, to a stricter standard such that a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the US federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal Civil False Claims Act. The majority of states also have Anti-Kickback laws, which establish similar prohibitions and, in some cases, may apply to items or services reimbursed by any third-party payer, including commercial insurers.

The federal false claims and civil monetary penalties laws, including the civil False Claims Act, prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious, or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the US federal government. A claim includes "any request or demand" for money or property presented to the US government. Actions under the Civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the Civil False Claims Act can result in very significant monetary penalties and triple damages. Several pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free products to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies' marketing of products for unapproved or off-label uses. Companies have also been prosecuted for allegedly violating the Anti-Kickback Statute and False Claims Act as a result of impermissible arrangements between companies and healthcare practitioners or as a result of the provision of remuneration by the companies to healthcare practitioners. In addition, the civil monetary penalties statute imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Many states also have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs or, in several states, apply regardless of the payer.

Violations of fraud and abuse laws, including federal and state Anti-Kickback and false claims laws, may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies. Given the significant size of actual and potential settlements, it is expected that the government authorities will continue to devote substantial resources to investigating healthcare providers' and manufacturers' compliance with applicable fraud and abuse laws.

The federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA") created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the US federal Anti-Kickback Statute, the ACA broadened the reach of certain criminal healthcare fraud statutes created under HIPAA by amending the intent requirement such that a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and certain other healthcare providers. The ACA imposed, among other things, new annual reporting requirements through the Physician Payments Sunshine Act for covered manufacturers for certain payments and "transfers of value" provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately, and completely the required information for all payments, transfers of value, and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1 million per year for "knowing failures." Covered manufacturers must submit reports by the 90th day of each subsequent calendar year. In addition, certain states require the implementation of compliance programs and compliance with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices and/or tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

Napo may also be subject to data privacy and security regulation by both the federal government and the states in which Napo conducts its business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), and their respective implementing regulations, including the Final HIPAA Omnibus Rule, published on January 25, 2013, impose specified requirements relating to privacy, security, and transmission of individually identifiable health information held by covered entities and their business associates. Among other things, HITECH made HIPAA's security standards directly applicable to "business associates," defined as independent contractors or agents of covered entities that create, receive, maintain, or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates, and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same requirements, thus complicating compliance efforts.

Animal Health Prescription Drugs

Under the FDCA, the term "drug" means articles recognized in the official US Pharmacopoeia, official Homeopathic Pharmacopoeia of the United States, or official National Formulary; articles intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals; and articles other than food intended to affect the structure or any function of the body of man or other animals. It also includes articles intended for use as a component of a drug.

Once a product is determined to be a drug for animal use, the next step is to determine whether or not it is a new animal drug. The FDCA defines a new animal drug (in part) as any drug intended for use for animals other than man, the composition of which is not generally recognized among experts qualified by scientific training and experience, as safe and effective for use under the conditions prescribed, recommended, or suggested in its labeling. By virtue of Supreme Court interpretations of the necessary basis for general recognition, there are, for all practical purposes, no animal drugs, which are not also new animal drugs.

Under the FDCA, a new animal drug may not be legally introduced into interstate commerce unless it is the subject of either:

- an approved New Animal Drug Application ("NADA") or abbreviated new animal drug application ("ANADA") under section 512 of the Act;

- a conditional approval under section 571 of the FDCA;

- a listing on the Legally Marketed Unapproved New Animal Drug Index for Minor Species (the "Index") under section 572 of the FDCA;

- an emergency use authorization ("EUA") under section 564 of the FDCA (an EUA may only be issued under very limited circumstances, more information regarding EUAs is available at this webpage: Emergency Use Authorization); or

- an investigational exemption under section 512(j) of the FDCA.

Three Regulatory Pathways in the US to Legal Marketing Status for Animal Health Drugs

Approval

An approved animal drug has gone through the NADA process or the ANADA process for an approved generic animal drug. If the information in the application meets the requirements for approval, FDA approves the animal drug. FDA's approval means the drug is safe and effective when it is used according to the label. FDA's approval also ensures that the drug's strength, quality, and purity are consistent from batch to batch and that the drug's labeling is truthful, complete, and not misleading.

Conditional Approval

Conditional approval is only available for some animal drugs for use in a minor species or in a major species under special circumstances. A conditionally approved animal drug has gone through the FDA's approval process, but the drug has not yet met the effectiveness standard for full approval. FDA's conditional approval means that when used according to the label, the drug is safe and has a "reasonable expectation of effectiveness." FDA's conditional approval also means that the drug is properly manufactured.

The conditional approval is valid for one year. The drug company can ask the FDA to renew the conditional approval annually for up to four more years, for a total of five years of conditional approval. During the 5-year period, the drug company can legally sell the animal drug while collecting the remaining effectiveness data. After collecting the remaining effectiveness data, the company submits an application to the FDA for full approval. The agency reviews the application and, if appropriate, fully approves the drug.

Indexing

An indexed animal drug is a drug on the FDA's Index of Legally Marketed Unapproved New Animal Drugs for Minor Species, referred to simply as "the Index." As the name says, a drug listed on the Index is unapproved but has legal marketing status. It can be legally sold for a specific use in certain minor species. Indexing is allowed for drugs for:

- Non-food-producing minor species, such as pet birds, hamsters, and ornamental fish. These animals are typically not eaten by people or by other animals that produce food for people to eat, and

- An early non-food life stage of a food-producing minor species, such as oyster spat (immature oysters). Because people do not generally eat oyster spat, a drug to treat a disease in spat can be indexed, but a drug to treat a disease in adult oysters, which people commonly eat, cannot be indexed.

Indexing a drug is quite different from the drug approval process. Indexing relies heavily on a panel of qualified experts outside the FDA. The experts review the drug's safety in the specific minor species and the drug's effectiveness for the intended use. All experts on the panel must agree that, when used according to the label, the drug's benefits outweigh the risks to the treated animal. If the FDA agrees with the panel, the agency adds the drug to the Index.

Animal Health Business Regulations

The development, approval and sale of animal health products are governed by the laws and regulations of each country in which we intend to seek approval, where necessary, to market and subsequently sell our prescription drug and non-drug products. To comply with these regulatory requirements, we have established processes and resources to provide oversight of the development, approval processes, and launch of our products and to position those products in order to gain market share in each respective market.

Certain US federal regulatory agencies are charged with oversight and regulatory authority of animal health products in the US. These agencies, depending on the product and its intended use, may include the FDA, the USDA, and the Environmental Protection Agency. The approval of prescription drugs intended for animal use is regulated by the FDA's CVM. In addition, the Drug Enforcement Administration regulates animal therapeutics that are classified as controlled substances. In addition, the Federal Trade Commission may, in the case of non-drug products, regulate the marketing and advertising claims being made.

Labeling

The FDA plays a significant role in regulating the labeling, advertising, and promotion of animal drugs. This is also true of regulatory agencies in the EU and other territories. In addition, advertising and promotion of animal health products are controlled by regulations in many countries. These rules generally restrict advertising and promotion to those claims and uses that have been reviewed and approved by the applicable agency. We will conduct a review of advertising and promotional material for compliance with the local and regional requirements in the markets where we sell our product candidates.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical products for which Napo obtains regulatory approval. In the US and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payers to reimburse all or part of the associated healthcare costs. Patients are unlikely to use Napo's products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of Napo's products. Sales of any products for which Napo receives regulatory approval for commercial sale will, therefore, depend, in part, on the availability of coverage and adequate reimbursement from third-party payers. Third-party payers include government authorities, managed care plans, private health insurers, and other organizations. In the US, the process for determining whether a third-party payer will provide coverage for a pharmaceutical or biological product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payer will pay for the product once coverage is approved. Third-party payers may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication. A decision by a third-party payer not to cover Napo's product candidates could reduce physician utilization of Napo's products once approved and have a material adverse effect on Napo's sales, results of operations, and financial condition. Moreover, a third-party payer's decision to provide coverage for a pharmaceutical or biological product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable Napo to maintain price levels sufficient to realize an appropriate return on Napo's investment in product development. Additionally, coverage and reimbursement for products can differ significantly from payer to payer. One third-party payer's decision to cover a particular medical product or service does not ensure that other payers will also provide coverage for the medical product or service or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require Napo to provide scientific and clinical support for the use of Napo's products to each payer separately, and it will be a time-consuming process.

In the EEA, governments influence the price of products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed to by the government. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription products, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert commercial pressure on pricing within a country.

The containment of healthcare costs has become a priority of federal, state, and foreign governments, and the prices of pharmaceutical or biological products have been a focus in this effort. Third-party payers are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of pharmaceutical or biological products, medical devices, and medical services, in addition to questioning safety and efficacy. If these third-party payers do not consider Napo's products to be cost-effective compared to other available therapies, they may not cover Napo's products after FDA approval or if they do, the level of payment may not be sufficient to allow Napo to sell its products at a profit.

Healthcare Reform

A primary trend in the US healthcare industry and elsewhere is cost containment. Government authorities and other third-party payers have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. For example, in March 2010, the ACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to the utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers' outpatient drugs covered under Medicare Part D; subjected drug manufacturers to new annual fees based on pharmaceutical companies' share of sales to federal healthcare programs; created a new Patient Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; creation of the Independent Payment Advisory Board, once empaneled, will have authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs; and establishment of a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending. Since its enactment, the US federal government has delayed or suspended the implementation of certain provisions of the ACA.

Napo expects that the ACA and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria, lower reimbursement, and additional downward pressure on the price that Napo receives for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payers. Moreover, recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. The implementation of cost containment measures or other healthcare reforms may prevent Napo from being able to generate revenue, attain profitability or commercialize Napo's drugs.

Additionally, on August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach the required goals, thereby triggering the legislation's automatic reduction to several government programs. This included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and due to subsequent legislative amendments to the statute, will stay in effect through 2025 unless additional action is taken by Congress. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers, and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products.

Napo expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Napo's products once approved or additional pricing pressures.

Other Regulatory Considerations

We believe regulatory rules relating to human food safety, food additives, or drug residues in food will not apply to the products we currently are developing because our animal prescription drug product candidates are not intended for use in production animals, with the exception of horses, which qualify as food animals in Europe and Canada; and our non-prescription products are not regulated by section 201(g) of the Federal Food, Drug, and Cosmetic Act, which the FDA is authorized to administer.

We do not believe that our animal non-prescription products are currently subject to regulation in the US. The CVM only regulates those animal supplements that fall within the FDA's definition of an animal drug, food or feed additive. The Federal Food Drug and Cosmetic Act defines food as "articles used for food or drinks for man or other animals and articles used as components of any such article." Animal foods are not subject to pre-market approval and are designed to provide a nutritive purpose to the animals that receive them. Feed additives are defined as those articles that are added to an animal's feed or water, as illustrated by the guidance documents. Our non-prescription products are not added to food, are not ingredients in food, nor are they added to any animal's drinking water. There is no intent to make our non-prescription products a component of animal food, either directly or indirectly. We do not believe that our non-prescription products fit the definition of an animal drug, food, or food additive and, therefore are not regulated by the FDA at this time.

In addition to the foregoing, we may be subject to state, federal, and foreign healthcare and/or veterinary medicine laws, including but not limited to anti-kickback laws, as we may, from time to time, enter consulting and other financial arrangements with veterinarians, who may prescribe or recommend our products. If our financial relationships with veterinarians are found to be in violation of such laws that apply to us, we may be subject to penalties.

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising from the ordinary course of business. Other than as set forth in "Item 3. LEGAL PROCEEDINGS", there are currently no claims or actions pending against us, the ultimate disposition of which could have a material adverse effect on our results of operations, financial condition, or cash flows.

Corporate Information

We were incorporated in the State of Delaware on June 6, 2013. Our principal executive office is located at 200 Pine Street, Suite 400, San Francisco, CA 94104, for human health prescription drugs, and the telephone number is (415) 371 8300. We have an additional office at 200 Pine Street, Suite 600, San Francisco, CA 94104, for Jaguar Animal Health. Our website for the corporation is https://jaguar.health. The information contained on, or that can be accessed through, our website is not part of this annual report. Our voting common stock is listed on the Nasdaq Capital Market and trades under the symbol "JAGX." On July 31, 2017, we completed the acquisition of Napo pursuant to the Agreement and Plan of Merger, dated March 31, 2017, by and among the Company, Napo, Napo Acquisition Corporation, and Napo's representative (the "Merger").

Employees

As of December 31, 2025, we had forty-seven employees. Nine employees hold M.D., D.V.M and/or Ph.D. degrees. Seventeen of our employees are in research and development activities, and eighteen are in sales and marketing. We have four employees within Napo Therapeutics in Italy. Our employees are not represented by labor unions or covered by collective bargaining agreements.

Description of Properties

Our corporate headquarters are located in San Francisco, California, where we currently lease 10,998 rentable square feet of office space from M & E, LLC.

ITEM 1A. RISK FACTORS

The business, financial condition, and operating results of the Company may be affected by a number of factors, whether currently known or unknown, including but not limited to those described below. Any or more of such factors could directly or indirectly cause the Company's actual results of operations and financial condition to vary materially from past or anticipated future results of operations and financial condition. Any of these factors, in whole or in part, could materially and adversely affect the Company's business, financial condition, results of operations, and stock price. The following information should be read in conjunction with Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report.

Risk Factor Summary

The following is a summary of the principal risks that could adversely affect our business, operations, and financial results.

Risks Related to Our Business

- We have a limited operating history, expect to incur further losses as we grow, and may be unable to achieve or sustain profitability.

- We expect to incur significant additional costs as we continue research and development efforts for current prescription drug candidates or other product candidates and undertake the clinical trials necessary to obtain any necessary regulatory approvals, as we focus on rare disease programs.

- We will need to raise substantial additional capital in the future in the event that we conduct clinical trials for new indications and for new products, and we may be unable to raise such funds when needed and on acceptable terms, which would force us to delay, limit, reduce or terminate one or more of our product development programs.

- We are substantially dependent on the success of our new licensee, Woodward Specialty LLC ("Woodward") and its affiliates, for Mytesi, our current lead prescription drug product, and Canalevia-CA1, our conditionally approved prescription drug product for CID in dogs. We cannot be certain that necessary approvals will be received for planned Mytesi or Canalevia-CA1 follow-on indications or that these product candidates will be successfully commercialized, either by us or any of our partners. Our future revenue stream will only come from one customer, Woodward, and will solely be dependent on the Manufacturing and Supply Agreement (as defined hereunder) with Woodward. We cannot be certain that we will be successful in the commercialization of Gelclair.

- Mytesi faces significant competition from other pharmaceutical companies, both for its currently approved indication and for planned follow-on indications, and our operating results will suffer if we fail to compete effectively.

- We may be unable to obtain, or obtain on a timely basis, regulatory approval for our existing or future human or animal prescription drug product candidates under applicable regulatory requirements, which would harm our operating results.

- Even if we obtain regulatory approval for planned follow-on indications of crofelemer, Canalevia, or our other product candidates, they may never achieve market acceptance. Further, even if Woodward is successful in the ongoing commercialization of Mytesi and Canalevia, we may not achieve commercial success.

- We are dependent on two suppliers for the raw material used to produce the active pharmaceutical ingredients in Mytesi and Canalevia-CA1. The termination of either of these contracts would result in a disruption to product development and manufacturing, and harm our business.

- We are dependent upon third-party contract manufacturers, both for the supply of the active pharmaceutical ingredients in Mytesi and Canalevia-CA1, as well as for the supply of finished products for commercialization. The termination of any of these contracts would result in a disruption to product development and manufacturing and harm our business.

- Our obligations to Streeterville Capital, LLC ("Streeterville") are secured by a security interest in all of Napo's NP-300 assets, so if we default on those obligations, Streeterville could foreclose on the NP-300 assets.

- Our royalty interests require us to make minimum royalty payments, even if we do not sell a sufficient amount of products to cover the amount of such payments, which may strain our cash resources.

Risks Related to Our Intellectual Property

- We cannot be certain that our patent strategy will be effective in protecting against competition.

- Obtaining and maintaining our patent protection depends on compliance with various procedural requirements, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

- Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, which would be costly and time-consuming and, if successfully asserted against us, delay or prevent the development and commercialization of our current or future products and product candidates.

- Our proprietary position depends upon the botanical guidance of our drug approval and patents that are formulation or method-of-use patents, which do not prevent a competitor from using the same human or animal drug for another use.

Risks Related to Our Common Stock

- Our failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a delisting of our common stock.

- If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

- The price of our common stock could be subject to volatility related or unrelated to our operations, and purchasers of our common stock could incur substantial losses.

- We do not intend to use the ATM, but if we do, you may be diluted by exercises of outstanding options and warrants, and issuances of securities pursuant to our ATM Agreement and/or our stockholder rights plan.

- Our issuance of additional common stock and other securities to repay debt would dilute your proportionate ownership and voting rights and could have a negative impact on the market price of our common stock.

Risks Related to the Preferred Stock Dividend

- The Series O Preferred Stock is not freely transferable and therefore provides limited liquidity to investors.

- The potential issuance of a large number of shares of common stock upon the conversion of our Series O Preferred Stock may have a negative effect on the trading price of our common stock as well as a significant dilutive effect.

- Holders of Eligible Warrants (as defined further below) will not actually receive the Preferred Stock Dividend unless and until the exercise of the Eligible Warrants and will cease to be entitled to the Preferred Stock Dividend upon transfer of the Eligible Warrants.

Risks Related to Our Business

We have a limited operating history, expect to incur further losses as we grow, and may be unable to achieve or sustain profitability.

Since the consummation of our merger with Napo Pharmaceuticals Inc. in 2017, our operations have been primarily focused on research, development, and the ongoing commercialization of our lead prescription drug product, Mytesi, which the FDA approves for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. As a result, we have limited meaningful historical operations upon which to evaluate our business and prospects and have not yet demonstrated an ability to broadly commercialize any of our human health products beyond Mytesi for HIV-related diarrhea or animal health products, obtain any required marketing approval for any of our animal prescription drug product candidates or successfully overcome the risks and uncertainties frequently encountered by companies in emerging fields such as the animal health industry or the gastrointestinal health industry in general. Our revenues to date have been insufficient to offset our expenses, and we expect to continue to incur significant research and development and other expenses. Our net comprehensive losses for the years ended December 31, 2025 and 2024, were $54.4 million and $39.0 million, respectively. As of December 31, 2025, we had a total stockholder's deficit of $18.7 million. We expect to continue to incur losses for the foreseeable future, which will increase significantly from historical levels as we expand our product development activities, seek necessary approvals for our human and veterinary drug product candidates, conduct species-specific formulation studies for our non-prescription products, and increase commercialization activities. Even if we succeed in developing and broadly commercializing one or more of our products or product candidates, we expect to continue to incur losses for the foreseeable future, and we may never become profitable. If we fail to achieve or maintain profitability, then we may be unable to continue our operations at planned levels and be forced to reduce or cease operations.

As more fully discussed in Note 1 to our consolidated financial statements, we believe there is substantial doubt about our ability to continue as a going concern as we do not currently have sufficient cash resources to fund our operations through March 2027, or one year from the filing date of our Form 10-K. While we received $18.0 million in proceeds provided by our January 12, 2026, license agreement, this infusion of capital is not sufficient to fully alleviate the conditions that raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to continue as a viable entity, our stockholders may lose their investment. Our long-term viability remains dependent on the success of our commercialization efforts and our ability to secure significant additional financing to fund our ongoing operations and clinical trials.

We expect to incur significant additional costs as we continue commercialization efforts for current prescription drug candidates or other product candidates and undertake the clinical trials necessary to obtain any necessary regulatory approvals, as we focus on rare disease programs.

Napo commenced sales of Mytesi for adults with HIV/AIDS on antiretroviral therapy in September 2016. Jaguar launched Canalevia-CA1 for CID in dogs in December 2021. Moreover, as previously announced, we and our subsidiary, Napo, entered into a license agreement with Woodward Specialty LLC ("Woodward"), an affiliate of Future Pak, LLC ("Future Pak"), and Future Pak on January 12, 2026, pursuant to which Napo granted to Woodward an exclusive, non-transferable, sublicensable, royalty-free right and license under certain of our existing patents to commercialize our Mytesi and Canalevia products in the United States for an upfront payment and potential milestone payments, which products represented our main commercial assets. We will need to continue to invest in developing our internal and third-party sales and distribution network and outreach efforts to key opinion leaders in the gastrointestinal health industry, including physicians and veterinarians, as applicable.

We are actively identifying additional products for development and commercialization and will continue to expend substantial resources for the foreseeable future to develop Mytesi, NP-300, Canalevia-CA1, and Gelclair. These expenditures will include costs associated with:

- identifying additional potential prescription drug product candidates and non-prescription products;

- formulation studies;

- conducting pilot, pivotal, and toxicology studies;

- completing other research and development activities;

- payments to technology licensors;

- maintaining our intellectual property;

- obtaining necessary regulatory approvals;

- establishing commercial supply capabilities; and

- sales, marketing and distribution of our commercialized products.

We may also incur unanticipated costs in developing and commercializing our products. Because the outcome of our development activities and commercialization efforts is inherently uncertain, the actual amounts necessary to successfully complete the development and commercialization of our current or future products and product candidates may be greater than we anticipate.

Because we anticipate incurring significant costs for the foreseeable future, if we are not successful in broadly commercializing any of our current or future products or product candidates or raising additional funding to pursue our research and development efforts, we may never realize the benefit of our development efforts and our business may be harmed.

In the event that we conduct clinical trials for new indications and new products, we will need to raise substantial additional capital in the future, and we may be unable to raise such funds when needed and on acceptable terms, which would force us to limit new indications and new product development.

We are forecasting continued losses and negative cash flows as we continue to fund our operating and marketing activities and research and development programs and to complete the development of all the current products in our pipeline or any additional products we may identify. Moreover, as previously announced, we and Napo entered into a license agreement with Woodward Specialty LLC as licensee, and Future Pak on January 12, 2026, pursuant to which Napo granted to Woodward an exclusive, non-transferable, sublicensable, royalty-free right and license under certain of existing patents to commercialize our Mytesi and Canalevia products in the United States for an upfront payment and potential milestone payments, which products represented our main commercial assets. As a result, we will need to seek additional funds through public or private equity or debt financing or other sources such as strategic collaborations in order to fund our operating and any marketing activities and research and development programs. Any such financings or collaborations may result in dilution to our stockholders, the imposition of debt covenants and repayment obligations, or other restrictions that may harm our business or the value of our common stock. We may also seek from time to time to raise additional capital based upon favorable market conditions or strategic considerations such as potential acquisitions or potential license arrangements.

Our future capital requirements depend on many factors, including, but not limited to:

- the scope, progress, results and costs of researching and developing our current and future prescription drug product candidates and non-prescription products;

- the timing of, and the costs involved in, obtaining any regulatory approvals for our current and any future products;

- the number and characteristics of the products we pursue;

- the cost of manufacturing our current and future products and any products we successfully commercialize;

- the cost of commercialization activities for Mytesi and Canalevia, if approved, including sales, marketing and distribution costs;

- the expenses needed to attract and retain skilled personnel;

- the costs associated with being a public company;

- our ability to establish and maintain strategic collaborations, distribution, or other arrangements and the financial terms of such agreements; and

- the costs involved in preparing, filing, prosecuting, maintaining, defending, and enforcing possible patent claims, including litigation costs and the outcome of any such litigation.

General economic conditions, both inside and outside the US, including heightened inflation, capital market volatility, interest rate and currency rate fluctuations, economic slowdown or recession, and geopolitical events, including civil or political unrest (e.g. Ukraine Conflict and Iran Conflict), have resulted in a significant disruption of global financial markets. If the disruption persists and deepens, we could experience an inability to access additional capital, which could, in the future, negatively affect our capacity for certain corporate development transactions or our ability to make other important, opportunistic investments. In addition, market volatility, high levels of inflation, and interest rate fluctuations may increase our financing costs or restrict our access to potential sources of future liquidity. Additional funds may not be available when we need them on terms that are acceptable to us, or we may not have sufficient authorized shares to raise additional capital. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce, or terminate one or more of our product development programs or future commercialization efforts.

We are substantially dependent on the success of Mytesi, our current lead prescription drug product, and Canalevia-CA1, our conditionally approved prescription drug product for CID in dogs. We cannot be certain that necessary approvals will be received for planned Mytesi and Canalevia-CA1 follow-on indications or that these product candidates will be successfully commercialized, either by us or any of our partners. We cannot be certain that we will be successful in the commercialization of Gelclair.

Other than Mytesi and Canalevia-CA1 (for which we have conditional approval), we currently do not have regulatory approval for any of our prescription drug product candidates. Our current efforts are primarily focused on the ongoing commercialization of Mytesi and Canalevia-CA1 and development efforts related to Mytesi and Canalevia-CA1. With regard to Mytesi, we are focused on marketing the product in the US as well as on development efforts related to a follow-on indication for Mytesi in CTD, an important supportive care indication for patients undergoing primary or adjuvant chemotherapy for cancer treatment. Mytesi is also in development for other possible follow-up indications, including the rare disease indications of SBS with intestinal failure and CDD, for IBS-D and idiopathic/functional diarrhea, and for pediatric MVID patients. With regard to Canalevia-CA1, we are focused on the ongoing commercialization of the product in the US for CID in dogs. Moreover, as previously announced, we and Napo entered into a license agreement with Woodward Specialty LLC as licensee, and Future Pak on January 12, 2026, pursuant to which Napo granted to Woodward an exclusive, non-transferable, sublicensable, royalty-free right and license under certain of our existing patents to commercialize our Mytesi and Canalevia products in the United States for an upfront payment and potential milestone payments, which products represented our main commercial assets. In addition, a second-generation proprietary anti-secretory agent is in development for symptomatic relief and treatment of moderate-to-severe diarrhea, with or without concomitant antimicrobial therapy, from bacterial, viral, and parasitic infections, including *Vibrio cholerae*, the bacterium that causes cholera. Crofelemer has been granted orphan-drug designation for SBS and MVID, a CDD condition, by both the FDA and EMA. Accordingly, our near-term prospects, including our ability to generate material product revenue, obtain any new financing if needed to fund our business and operations, or enter into potential strategic transactions, will depend heavily on the success of Mytesi and Canalevia-CA1.

Substantial time and capital resources have been previously devoted by third parties in the development of crofelemer, the active pharmaceutical ingredient ("API"), in Mytesi and Canalevia, and the development of the botanical extract used in Equilevia and Neonorm. Both crofelemer and the botanical extract used in Equilevia and Neonorm were originally developed at Shaman Pharmaceuticals, Inc. ("Shaman"), by certain members of our management team, including Lisa A. Conte, our chief executive officer and president, and Steven R. King, Ph.D., our executive vice president of sustainable supply, ethnobotanical research and intellectual property and secretary. Shaman spent significant development resources before voluntarily filing for bankruptcy in 2001 pursuant to Chapter

11 of the US Bankruptcy Code. The rights to crofelemer and the botanical extract used in Equilevia and Neonorm, as well as other intellectual property rights, were subsequently acquired by Napo from Shaman in 2001 pursuant to a court-approved sale of assets. Ms. Conte founded Napo in 2001 and was Napo's interim chief executive officer and a member of its board of directors prior to the merger. While at Napo, certain members of our management team, including Ms. Conte and Dr. King, continued the development of crofelemer. Following the merger of Jaguar and Napo in July 2017, Napo became Jaguar's wholly owned subsidiary. If we are not successful in the development and commercialization of Mytesi, our business, and our prospects will be harmed.

The successful development and commercialization of Mytesi, Canalevia-CA1 and Gelclair will depend on a number of factors, including the following:

- our ability to demonstrate, to the satisfaction of the FDA and any other regulatory bodies, the safety and efficacy of Canalevia;

- our ability and that of our contract manufacturers to manufacture supplies of Mytesi, Canalevia-CA1 and Gelclair, and to develop, validate, and maintain viable commercial manufacturing processes that are compliant with current good manufacturing practices, or cGMPs if required;

- our ability to successfully market Mytesi, Canalevia-CA1 and Gelclair, whether alone or in collaboration with others;

- the availability, perceived advantages, relative cost, relative safety, and relative efficacy of our prescription drug product candidates compared to alternative and competing treatments;

- the acceptance of our prescription drug product candidates and non-prescription products as safe and effective by physicians, veterinarians, patients, animal owners, and the human and animal health community, as applicable;

- our ability to achieve and maintain compliance with all regulatory requirements applicable to our business; and

- our ability to obtain and enforce our intellectual property rights and marketing exclusivity for our prescription drug product candidates and non-prescription products, and avoid or prevail in any third-party patent interference, patent infringement claims, or administrative patent proceedings initiated by third parties or the US Patent and Trademark Office ("USPTO").

Many of these factors are beyond our control. Accordingly, we may not be successful in developing or commercializing Mytesi, Gelclair, Neonorm, Equilevia, Canalevia, or any of our other potential products. If we are unsuccessful or are significantly delayed in commercializing Mytesi or Gelclair, our business and prospects will be harmed and you may lose all or a portion of the value of your investment in our common stock.

We face uncertainty in the launch of Gelclair as the market for oral mucositis treatments is highly competitive, with established companies and emerging therapies. Gelclair's success depends on its ability to differentiate itself and gain market share.

We recently introduced Gelclair in the US as a prescription treatment specifically designed for oral mucositis, a painful and common side effect experienced by cancer patients undergoing chemotherapy and radiation therapy. However, Gelclair faces significant competition from established treatments provided by larger pharmaceutical companies, as well as emerging therapies under development. Many competitors have significantly greater financial resources, well-established brands, extensive marketing capabilities, and strong relationships with healthcare providers, which could limit Gelclair's market penetration.

Although Gelclair offers distinctive benefits, including rapid and long-lasting pain relief without numbing or stinging the mouth, these benefits alone do not guarantee market acceptance. Our success in commercializing Gelclair will depend substantially on our ability to effectively communicate its unique advantages to healthcare providers and patients and to persuade healthcare providers to integrate Gelclair into their treatment protocols over other established or emerging therapies.

If we are unable to effectively differentiate Gelclair and establish its value in the marketplace, our financial performance and business prospects could be adversely affected.

If we are not successful in identifying, licensing, developing and commercializing additional product candidates and products, our ability to expand our business and achieve our strategic objectives could be impaired.

Although a substantial amount of our efforts is focused on the commercial performance of Mytesi and Canalevia-CA1, a key element of our strategy is to identify, develop and commercialize a portfolio of products to serve the gastrointestinal health market. Most of our potential products are based on our knowledge of medicinal plants. Our current focus is primarily on product candidates whose active pharmaceutical ingredients or botanical extract has been successfully commercialized or demonstrated to be safe and effective in human or animal trials. In some instances, we may be unable to develop these potential products further because of perceived regulatory and commercial risks. Even if we successfully identify potential products, we may still fail to yield products for development and commercialization for many reasons, including the following:

- competitors may develop alternatives that render our potential products obsolete;

- an outside party may develop a cure for any disease state that is the target indication for any of our planned or approved drug products;

- potential products we seek to develop may be covered by third-party patents or other exclusive rights;

- a potential product may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

- a potential product may not be capable of being produced in commercial quantities at an acceptable cost or at all; and

- a potential product may not be accepted as safe and effective by physicians, veterinarians, patients, animal owners, key opinion leaders, and other decision-makers in the gastrointestinal health market, as applicable.

While we are developing specific formulations, including flavors, methods of administration, new patents, and other strategies with respect to our current potential products, we may be unable to prevent competitors from developing substantially similar products and bringing those products to market earlier than we can. If such competing products achieve regulatory approval and commercialization prior to our potential products, our competitive position may be impaired. If we fail to develop and successfully commercialize other potential products, our business and future prospects may be harmed and we will be more vulnerable to any problems that we encounter in developing and commercializing our current potential products.

Mytesi faces significant competition from other pharmaceutical companies, both for its currently approved indication and for planned follow-on indications, and our operating results will suffer if we fail to compete effectively.

The development and commercialization of products for human gastrointestinal health is highly competitive, and our success depends on our ability to compete effectively with other products in the market. During the ongoing commercialization of Mytesi for its currently approved indication and during the future commercialization of Mytesi for any planned follow-on indications, if such follow-on indications receive regulatory approval, we expect to compete with major pharmaceutical and biotechnology companies that operate in the gastrointestinal space, such as Takeda Pharmaceuticals, Ironwood Pharmaceuticals, Inc., Synergy Pharmaceuticals Inc., and Sebela Pharmaceuticals, Inc.

Many of our competitors and potential competitors in the human gastrointestinal space have substantially more financial, technical, and human resources and a greater ability to lower manufacturing costs, sales and marketing costs than we do. Many also have more experience in developing, manufacturing, regulating, and commercializing human gastrointestinal health products worldwide.

For these reasons, we cannot be certain that we and Mytesi can compete effectively.

We may be unable to obtain, or obtain on a timely basis, regulatory approval for our existing or future human or animal prescription drug product candidates under applicable regulatory requirements, which would harm our operating results.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of human and animal health products are subject to extensive regulation. We are typically not permitted to market our prescription drug product candidates in the US until we receive approval of the product from the FDA through the filing of an NDA or NADA, as applicable. To gain approval to market a prescription drug, we must provide the FDA with safety and efficacy data from pivotal trials that adequately demonstrate that our prescription drug product candidates are safe and effective for the intended indications. Likewise, to gain approval to market an animal prescription drug for a particular species, we must provide the FDA with safety and efficacy data from pivotal trials that adequately demonstrate that our prescription drug product candidates are safe and effective in the target species (e.g., dogs, cats or horses) for the intended indications. In addition, we must provide manufacturing data evidencing that we can produce our product candidates in accordance with cGMPs. For the FDA, we must also provide data from toxicology studies, also called target animal safety studies, and in some cases, environmental impact data. In addition to our internal activities, we will partially rely on contract research organizations ("CROs") and other third parties to conduct our toxicology studies, biostatistical analysis, and certain other product development activities. The results of toxicology studies, other initial development activities, and/or any previous studies in humans or animals conducted by us or third parties may not be predictive of future results of pivotal trials or other future studies, and failure can occur at any time during the conduct of pivotal trials and other development activities by us or our CROs. Our pivotal trials may fail to show the desired safety or efficacy of our prescription drug product candidates despite promising initial data or the results in previous human or animal studies conducted by others. The success of a prescription drug product candidate in prior animal studies or in the treatment of humans does not ensure success in subsequent studies. Clinical trials in humans and pivotal trials in animals sometimes fail to show a benefit, even for drugs that are effective, because of statistical limitations in the design of the trials or other statistical anomalies. Therefore, even if our studies and other development activities are completed as planned, the results may not be sufficient to obtain the required regulatory approval for a product candidate.

Regulatory authorities can delay, limit, or deny approval of any of our prescription drug product candidates for many reasons, including:

- if they disagree with our interpretation of data from our pivotal studies or other development efforts;

- if we are unable to demonstrate to their satisfaction that our product candidate is safe and effective for the target indication and, if applicable, in the target species;

- if they require additional studies or change their approval policies or regulations;

- if they do not approve the formulation, labeling, or specifications of our current and future product candidates; and

- if they do not approve the manufacturing processes of our third-party contract manufacturers.

Further, even if we receive the required approval, such approval may be for a more limited indication than we originally requested, and the regulatory authority may not approve the labeling that we believe is necessary or desirable for successful commercialization.

Any delay or failure in obtaining any necessary regulatory approval for the intended indications of our human or animal product candidates would delay or prevent the commercialization of such product candidates and would harm our business and our operating results.

The failure to identify a reasonable regulatory pathway to make crofelemer available for breast cancer patients based on a responder analysis may lead us to pause, change or discontinue commercialization of other products within our cancer supportive care business.

As previously announced, while the initial top line results from the OnTarget study showed that the clinical trial did not meet its primary estimand for the prespecified analysis of all tumor types and all targeted therapies, in the prespecified subgroup of patients with breast cancer, crofelemer showed statistically significant improvement in the monthly responder analysis. In the second half of 2027, based on discussions with the FDA in May 2025, we plan to submit to the FDA the final clinical study report (CSR) for the OnTarget trial together with additional details of the responder analysis in the cohort of breast cancer patients, along with a patient survey evaluating clinically meaningful reductions in the frequency of weekly loose/watery stools for patients' metastatic cancer patients receiving targeted therapies with or without standard chemotherapy. If we cannot identify a reasonable pathway to make crofelemer available for breast cancer patients based on such responder analysis, we may decide to pause, change or discontinue development of other products within our supportive care business, which could prevent us from, or significantly delay, achieving profitability and could result in disruptions to our business including potential impairment charges, restructuring costs, or costs that are greater than expected.

The results of our earlier studies of Mytesi may not be predictive of the results in any future clinical trials and species-specific formulation studies, respectively, and we may not be successful in our efforts to develop or commercialize line extensions of Mytesi.

Our human and animal product pipeline includes a number of potential indications of Mytesi, our lead prescription product. The results of our studies and other development activities and of any previous studies in humans or animals conducted by us or third parties may not be predictive of future results of these clinical studies and formulation studies, respectively. Failure can occur at any time during the conduct of these trials and other development activities. Even if our formulation/clinical studies and other development activities are completed as planned, the results may not be sufficient to pursue a particular line extension for Mytesi. Further, even if we obtain promising results from our clinical trials or species-specific formulation studies, as applicable, we may not successfully commercialize any line extension. Because line extensions are developed for a particular market, we may not be able to leverage our experience from the commercial launch of Mytesi in new markets. If we are not successful in developing and successfully commercializing these line extension products, we may not be able to grow our revenue, and our business may be harmed.

Development of prescription drug products is inherently expensive, time-consuming and uncertain, and any delay or discontinuance of our current or future pivotal trials would harm our business and prospects.

Development of prescription drug products for human and animal gastrointestinal health remains an inherently lengthy, expensive, and uncertain process, and our development activities may not be successful. We do not know whether our current or planned pivotal trials for any of our product candidates will begin or conclude on time, and they may be delayed or discontinued for a variety of reasons, including if we are unable to:

• address any safety concerns that arise during the course of the studies;

• complete the studies due to deviations from the study protocols or the occurrence of adverse events;

• add new study sites;

• address any conflicts with new or existing laws or regulations; or

• reach agreement on acceptable terms with study sites, which can be subject to extensive negotiation and may vary significantly among different sites.

Further, we may not be successful in developing new indications for Mytesi and Canalevia-CA1, and Neonorm may be subject to the same regulatory regime as prescription drug products in jurisdictions outside the US. Any delays in completing our development efforts will increase our costs, delay our development efforts and approval process, and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may harm our business, financial condition, and prospects. In addition, factors that may cause a delay in the commencement or completion of our development efforts may also ultimately lead to the denial of regulatory approval of our product candidates, which, as described above, would harm our business and prospects.

We will partially rely on third parties to conduct our development activities. If these third parties do not successfully carry out their contractual duties, we may be unable to obtain regulatory approvals or commercialize our current or future human or animal product candidates on a timely basis or at all.

We will partially rely upon Biostatisticians to conduct our toxicology studies and for other development activities. We intend to rely on CROs to conduct one or more of our planned pivotal trials. These CROs are not our employees, and except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to our programs or manage the risks associated with their activities on our behalf. We are responsible for ensuring that each of our studies is conducted in accordance with the development plans and trial protocols presented to regulatory authorities. Any deviations by our CROs may adversely affect our ability to obtain regulatory approvals, subject us to penalties, or harm our credibility with regulators. The FDA and foreign regulatory authorities also require us and our CROs to comply with regulations and standards, GCPs or GLPs, for conducting, monitoring, recording, and reporting the results of our studies to ensure that the data and results are scientifically valid and accurate.

Agreements with CROs generally allow the CROs to terminate in certain circumstances with little or no advance notice. These agreements generally will require our CROs to reasonably cooperate with us at our expense for an orderly winding down of the CROs' services under the agreements. If the CROs conducting our studies do not comply with their contractual duties or obligations, if they experience work stoppages, do not meet expected deadlines, or if the quality or accuracy of the data they obtain is compromised, we may need to secure new arrangements with alternative CROs, which could be difficult and costly. In such an event, our studies may also need to be extended, delayed, or terminated as a result, or may need to be repeated. If any of the foregoing were to occur, regulatory approval, if required, and commercialization of our product candidates may be delayed, and we may be required to expend substantial additional resources.

Even if we obtain regulatory approval for planned follow-on indications of crofelemer, Canalevia, or our other product candidates, they may never achieve market acceptance. Further, even if Woodward is successful in the ongoing commercialization of Mytesi, Canalevia-CA1 and our other product candidates, we may not achieve commercial success.

If we obtain necessary regulatory approvals for planned follow-on indications of crofelemer or our other product candidates, such products may still not achieve market acceptance and may not be commercially successful. Market acceptance of Mytesi, Canalevia, and any of our other products depends on a number of factors, including:

- the safety of our products as demonstrated in our target animal studies;

- the indications for which our products are approved or marketed;

- the potential and perceived advantages over alternative treatments or products, including generic medicines and competing products currently prescribed by physicians or veterinarians, as applicable, and, in the case of animal products, products approved for use in humans that are used extra-label in animals;

- the acceptance by physicians, veterinarians, and companion animal owners, as applicable, of our products as safe and effective;

- the cost in relation to alternative treatments and willingness on the part of physicians, veterinarians, patients, and animal owners, as applicable, to pay for our products;

- the prevalence and severity of any adverse side effects of our products;

- the relative convenience and ease of administration of our products; and

- the effectiveness of our sales, marketing, and distribution efforts.

Any failure by Mytesi, Canalevia, or our other products to achieve market acceptance or commercial success would harm our financial condition and the results of operations.

Human and animal gastrointestinal health products are subject to unanticipated post-approval safety or efficacy concerns, which may harm our business and reputation.

The success of our commercialization efforts will depend upon the perceived safety and effectiveness of human and animal gastrointestinal health products, in general, and of our products, in particular. Unanticipated safety or efficacy concerns can subsequently arise with respect to approved prescription drugs products, such as Mytesi and Gelclair, or non-prescription products, such as Neonorm, which may result in product recalls or withdrawals or suspension of sales, as well as product liability and other claims. Any safety or efficacy concerns, recalls, withdrawals, or suspensions of sales of our products could harm our reputation and business, regardless of whether such concerns or actions are justified.

Future federal and state legislation may result in increased exposure to product liability claims, which could result in substantial losses.

Under current federal and state laws, companion and production animals are generally considered to be the personal property of their owners and as such, the owners' recovery for product liability claims involving their companion and production animals may be limited to the replacement value of the animal. Companion animal owners and their advocates, however, have filed lawsuits from time to time seeking non-economic damages such as pain and suffering and emotional distress for harm to their companion animals based on theories applicable to personal injuries to humans. If new legislation is passed to allow recovery for such non-economic damages, or if precedents are set allowing for such recovery, we could be exposed to increased product liability claims that could result in substantial losses to us if successful. In addition, some horses can be worth millions of dollars or more, and product liability for horses may be very high. While we currently have product liability insurance, such insurance may not be sufficient to cover any future product liability claims against us.

If we fail to retain current members of our senior management or to identify, attract, integrate, and retain additional key personnel, our business will be harmed.

Our success depends on our continued ability to attract, retain, and motivate highly qualified management and scientific personnel. We are highly dependent upon our senior management, particularly Lisa A. Conte, our president and Chief Executive Officer. The loss of services of any of our key personnel would cause a disruption in our ability to develop our current or future product pipeline and commercialize our products and product candidates. Although we have offer letters with these key members of senior management, such agreements do not prohibit them from resigning at any time. To help attract, retain, and motivate qualified management and other personnel, we use share-based incentive awards such as employee stock options and restricted stock units. However, given the volatility in our stock price, it may be more difficult and expensive to recruit and retain employees, particularly senior management, through grants of stock or stock options. If our share-based compensation ceases to be viewed as a valuable benefit, our ability to attract, retain, and motivate qualified management and other personnel could be weakened, which could harm our results of operations and adversely affect the timing or outcomes of our current and planned studies, as well as the prospects for commercializing our products.

In addition, competition for qualified personnel in the human gastrointestinal health field is intense because there are a limited number of individuals who are trained or experienced in the field. We will need to hire additional personnel as we expand our product development and commercialization activities. Even if we are successful in hiring qualified individuals, as we are a growing organization, we do not have a track record for integrating and retaining individuals. If we are not successful in identifying, attracting, integrating or retaining qualified personnel on acceptable terms, or at all, our business will be harmed.

We are dependent on two suppliers for the raw materials used to produce the active pharmaceutical ingredients in Mytesi and Canalevia-CA1. The termination of either of these contracts would result in a disruption to product development and harm our business for Mytesi, Canalevia-CA1 and Gelclair.

The raw material used to manufacture Mytesi and Canalevia-CA1 is CPL derived from the *Croton lechleri* tree, which is found in countries in South America, principally Peru. The ability of our contract suppliers to harvest CPL is governed by the terms of their respective agreements with local government authorities. Although CPL is available from multiple suppliers, we only have contracts with two suppliers to obtain CPL and arrange the shipment to our contract manufacturer. Accordingly, if our contract suppliers do not or are unable to comply with the terms of our respective agreements, and we are not able to negotiate new agreements with alternate suppliers on terms that we deem commercially reasonable, it may harm our business and prospects. The countries from which we obtain CPL could change their laws and regulations regarding the export of natural products or impose or increase taxes or duties payable by exporters of such products. Restrictions could be imposed on the harvesting of the natural products, or additional requirements could be implemented for the replanting and regeneration of the raw material. Such events could have a significant impact on our cost and ability to produce Mytesi, Canalevia-CA1, and anticipated line extensions.

We are dependent upon third-party contract manufacturers, both for the supply of the active pharmaceutical ingredients in Mytesi and Canalevia-CA1, as well as for the supply of finished products for commercialization.

Indena is a producer of Crofelemer and the botanical extract in Neonorm. Alivus used to be the manufacturer of crofelemer, the active API in Canalevia-CA1 and Mytesi. As announced in October 2015, we have entered into an agreement with Thermofisher, a provider of drug development and delivery solutions, under which Thermofisher provides enteric-coated tablets to us for use in humans and animals. We also may contract with additional third parties for the formulation and supply of finished products, which we will use in our planned studies and commercialization efforts.

We are dependent upon our contract manufacturers for the supply of the API in Mytesi, Canalevia-CA1 and our other products. We currently have sufficient quantities of the API used in Mytesi and Canalevia-CA1 to support our projected sales efforts. We are working with our contract manufacturers to increase the API manufacturing capacity of the API to support the sales forecast for 2026 and beyond. If our contract manufacturer cannot manufacture sufficient quantities of the API in a timely manner, we could suffer losses due to lost sales opportunities. We currently have sufficient quantities of the botanical extract used in Neonorm and Equilevia to support planned commercialization efforts for Neonorm and Equilevia. If we are not successful in reaching agreements with third parties on terms that we consider commercially reasonable for manufacturing and formulation of Mytesi and Canalevia-CA1, or if our contract manufacturer and formulator are not able to produce sufficient quantities or quality of the Mytesi and Canalevia-CA1 API or finished product under their agreements, it could delay our plans and harm our business prospects.

The facilities used by our third-party contractors are subject to inspections, including by the FDA and other regulators, as applicable. We also depend on our third-party contractors to comply with cGMPs. If our third-party contractors do not maintain compliance with these strict regulatory requirements, they and we will not be able to secure or maintain regulatory approval for their facilities, which would have an adverse effect on our operations. In addition, in some cases, we also depend on our third-party contractors to produce supplies in conformity with our specifications, maintain quality control and quality assurance practices, and not employ disqualified personnel. If the FDA or a comparable foreign regulatory authority does not approve the facilities of our third-party contractors if so required, or if it withdraws any such approval in the future, we may need to find alternative manufacturing or formulation facilities, which could result in delays in our ability to develop or commercialize our products, if at all. We and our third-party contractors also may be subject to penalties and sanctions from the FDA and other regulatory authorities for any violations of applicable regulatory requirements. The EMA employs different regulatory standards than the FDA, so we may require multiple manufacturing processes and facilities for the same product candidate or any approved product. We are also exposed to risk if our third-party contractors do not comply with the negotiated terms of our agreements or if they suffer damage or destruction to their facilities or equipment.

If we are unable to establish sales capabilities on our own or through third parties, we may not be able to market and sell our current or future human products and product candidates, if approved, and generate product or other revenue.

We currently have limited sales, marketing, or distribution capabilities, and prior to Napo's launch of Mytesi for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy, and our launch of Neonorm for pre-weaned dairy calves and Canalevia-CA1 for CID in dogs, we had no experience in the sale, marketing, and distribution of human or animal health products. There are significant risks involved in building and managing a sales organization, including our potential inability to attract, hire, retain, and motivate qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively oversee a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing, and distribution capabilities and entry into adequate arrangements with distributors or other partners would adversely impact the commercialization of Mytesi, Canalevia-CA1, Gelclair, and/or any of our other products. If we are not successful in commercializing Mytesi Canalevia-CA1, Gelclair, and/or any of our other products, for their respective currently approved or conditionally approved indications or for any potential follow-on indications, either on our own or through one or more distributors, or in generating upfront licensing or other fees, including through the previously announced licensing arrangement between Napo Pharmaceuticals, Inc. and Napo Therapeutics S.p.A., we may never generate significant revenue and may continue to incur significant losses, which would harm our financial condition and results of operations.

Canalevia-CA1 and our animal health prescription drug product candidates, if approved, may be marketed in the US only in the target animals and for the indications for which they are approved, and if we want to expand the approved animals or indications, it will need to obtain additional approvals, which may not be granted.

We may market or advertise Canalevia-CA1 and our animal health prescription drug product candidates approved by regulatory authorities only in the specific species and for treatment of the specific indications for which they were approved, which could limit the use of the products by veterinarians and animal owners. We intend to develop, promote, and commercialize approved products for new animal treatment indications in the future, but we cannot be certain whether or at what additional time and expense we will be able to do so. If we do not obtain marketing approvals for new indications, our ability to expand our animal health business may be harmed.

Under the Animal Medicinal Drug Use Clarification Act of 1994, veterinarians are permitted to prescribe extra-label uses of fully approved animal drugs and approved human drugs for animals under certain conditions. While veterinarians may in the future prescribe and use human-approved products or use our products for extra-label uses, we may not promote our animal health products for extra-label uses. We note that extra-label uses are uses for which the product has not received approval. If the FDA determines that any of our marketing activities constitute promotion of an extra-label use, we could be subject to regulatory enforcement, including seizure of any misbranded or mislabeled drugs, and civil or criminal penalties, any of which could have an adverse impact on our reputation and expose us to potential liability. We will continue to spend resources ensuring that our promotional claims for our animal health products and product candidates remain compliant with applicable FDA laws and regulations, including materials we post or link to on our website. For example, in 2012, our Chief Executive Officer received an "untitled letter" from the FDA while at Napo regarding pre-approval promotion statements constituting misbranding of crofelemer, which was then an investigational drug. These statements were included in archived press releases included on Napo's website. Napo was required to expend time and resources to revise its website to remove the links in order to address the concerns raised in the FDA's letter.

The misuse or extra-label use of Mytesi, Canalevia-CA1 and Gelclair and our human or animal prescription drug product candidates approved by regulatory authorities may harm our reputation or result in financial or other damages.

If our human or animal prescription drug product candidates are approved by regulatory authorities, there may be increased risk of product liability if physicians, veterinarians, patients, animal owners or others, as applicable, attempt to use such products extra-label, including the use of our products for indications or in species for which they have not been approved. Furthermore, the use of an approved human or animal drug such as Mytesi, Canalevia-CA1 and Gelclair for indications other than those indications for which such products have been approved may not be effective, which could harm our reputation and lead to an increased risk of litigation. If we are deemed by a governmental or regulatory agency to have engaged in the promotion of any approved human or animal product for extra-label use, such agency could request that we modify our training or promotional materials and practices, and we could be subject to significant fines and penalties, and the imposition of these sanctions could also affect our reputation and position within the gastrointestinal health industry. Any of these events could harm our reputation and our operating results.

We may be unable to obtain, or obtain on a timely basis, a renewal of conditional approval for Canalevia-CA1 or to eventually obtain full regulatory approval of Canalevia-CA1, which would harm our operating results.

On December 21, 2021, the FDA conditionally approved Canalevia-CA1 (crofelemer delayed-release tablets) for the treatment of CID in dogs under application number 141-552. FDA's conditional approval allows the Company to legally sell Canalevia-CA1 before proving it meets the "substantial evidence" standard of effectiveness for full approval. The Company may request renewal of the conditional approval annually for up to four more years, for a total of five years of conditional approval. To receive a renewal from FDA, the Company must show active progress toward proving "substantial evidence of effectiveness" for full approval.

If the FDA grants all four annual renewals, the Company has up to four-and-a-half years to develop and submit the necessary data to complete the effectiveness requirement. If the Company does not submit all necessary information to support full approval of Canalevia-CA1 by this four-and-a-half-year deadline, the conditional approval terminates immediately. The Company would then be required to stop marketing the drug because it would be considered to be unapproved.

If the Company submits the necessary information before the four-and-a-half-year deadline, the conditional approval period runs another six months, for a total of five years, while the FDA reviews the application for full approval. The conditional approval automatically terminates five years after the date of the initial conditional approval. If FDA does not fully approve the drug before the five-year termination date, the Company would then have to stop marketing the drug because it would be considered to be unapproved.

We may not maintain the benefits associated with MUMS designation, including market exclusivity.

Although we have received MUMS designation for Canalevia-CA1 for the treatment of CID in dogs, we may not maintain the benefits associated with MUMS designation. MUMS designation is a status similar to "orphan drug" status for human drugs. When we were granted MUMS designation for Canalevia-CA1 for the indication of CID in dogs, we became eligible for incentives to support the approval or conditional approval of the designated use. This designation does not allow us to commercialize a product until such time as we obtain approval or conditional approval of the product.

Because Canalevia-CA1 has received MUMS designation for the identified particular intended use, we are eligible to obtain seven years of exclusive marketing rights upon approval (or conditional approval) of Canalevia-CA1 for that intended use and become eligible for grants to defray the cost of our clinical work. Each designation that is granted must be unique, i.e., only one designation can be granted for a particular API in a particular dosage form for a particular intended use. The intended use includes both the target species and the disease or condition to be treated.

At some point, we could lose MUMS designation. The basis for a lost designation can include but is not limited to, our failure to engage with due diligence in moving forward with a nonconditional approval. In addition, MUMS designation may be withdrawn for a variety of reasons such as where the FDA determines that the request for designation was materially defective, or if the manufacturer is unable to assure sufficient quantity of the prescription drug product to meet the needs of animals with the rare disease or condition. If this designation is lost, it could have a negative impact on the product and us, which includes but is not limited to, market exclusivity related to MUMS designation, or eligibility for grants as a result of MUMS designation.

The market for our human and animal products, and the gastrointestinal health market as a whole, is uncertain and may be smaller than we anticipate, which could lead to lower product revenue and harm our operating results.

It is very difficult to estimate the commercial potential of any of our human or animal products because the gastrointestinal health market continues to evolve and it is difficult to predict the market potential for our products. The market will depend on important factors such as safety and efficacy compared to other available treatments, changing standards of care, preferences of physicians, as applicable, the willingness of patients, as applicable, to pay for such products, and the availability of competitive alternatives that may emerge either during the product development process or after commercial introduction. If the market potential for our human or animal products is less than we anticipate due to one or more of these factors, it could negatively impact our business, financial condition and results of operations. Further, the willingness of patients to pay for our products may be less than we anticipate, and may be negatively affected by overall economic conditions.

Insurance coverage for Mytesi for its current approved indication could continue to be limited or end, or Mytesi might not receive insurance coverage for any approved follow-on indications, which could lead to lower revenue and harm our operating results.

For its current approved indication, Mytesi is currently reimbursed by almost all of commercial and Medicare insurance plans. Mytesi is currently covered by Medicaid in all 50 states. However, the nature or extent of coverage for Mytesi by any of these plans or programs could change or be terminated, or Mytesi might not receive insurance coverage for any approved follow-on indications. Either outcome could lead to significantly lower revenue and significantly harm our operating results.

We face challenges obtaining favorable reimbursement and insurance coverage for Gelclair, which limit its market adoption and commercial success.

Gelclair's commercial success significantly depends on obtaining favorable reimbursement and insurance coverage from third-party payers, including private insurance companies, Medicare, Medicaid, and other governmental programs. Even though Gelclair is FDA-approved and has demonstrated clinical benefits, insurers may limit reimbursement or require higher patient co-payments or other restrictions, potentially making Gelclair less accessible to patients. If we cannot secure adequate reimbursement or favorable coverage terms, healthcare providers and patients may be less likely to choose Gelclair, thereby adversely affecting its market adoption and our overall commercial performance and financial results.

We may engage in future acquisitions that increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

We may evaluate various strategic transactions, including licensing or acquiring complementary products, technologies, or businesses. Any potential acquisitions may entail numerous risks, including increased operating expenses and cash requirements, assimilation of operations and products, retention of key employees, diversion of our management's attention, and uncertainties in our ability to maintain key business relationships of the acquired entities. In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses, and acquire intangible assets that could result in significant future amortization expenses. Moreover, we may not be able to locate suitable acquisition opportunities, and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

Certain of the countries in which we plan to commercialize our products in the future are developing countries, some of which have potentially unstable political and economic climates.

We may commercialize our products in jurisdictions that are developing and emerging countries. This may expose us to the impact of political or economic upheaval, and we could be subject to unforeseen administrative or fiscal burdens. At present, we are not insured against the political and economic risks of operating in these countries. Any significant changes to the political or economic climate in any of the developing countries in which we operate or plan to sell products either now or in the future may substantially affect our business, financial condition, trading performance, and prospects.

Changing political environment in the US could adversely affect our business and financial performance.

The evolving political landscape in the US presents potential risks to our operations, including regulatory changes, policy uncertainty, or economic disruptions. These developments could lead to unforeseen administrative or financial burdens that adversely impact our business. While we monitor such developments closely, we currently do not maintain insurance coverage against political or regulatory risks. Any significant adverse changes in the US political or economic climate may materially impact our business operations, financial condition, and future prospects.

Fluctuations in the exchange rate of foreign currencies could result in currency transaction losses.

As we expand our operations, we expect to be exposed to risks associated with foreign currency exchange rates. We anticipate that we may commercialize Mytesi and Canalevia-CA1 and its line extensions in jurisdictions outside the US. As a result, we may also be further affected by fluctuations in exchange rates in the future to the extent that sales are denominated in currencies other than US dollars. We do not currently employ any hedging or other strategies to minimize this risk, although we may seek to do so in the future.

Laws and regulations governing global trade compliance could adversely impact our business.

The US Department of the Treasury's Office of Foreign Assets Control ("OFAC") and the Bureau of Industry and Security ("BIS") at the US Department of Commerce administer certain laws and regulations that restrict US persons and, in some instances, non-US persons, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals subject to US economic sanctions. In addition, engaging in sales activities to foreign governments introduces additional compliance risks, including risks specific to anti-bribery regulations, including the US Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.K. Bribery Act 2010 and other similar statutory requirements prohibiting bribery and corruption in the jurisdictions in which we operate. The FCPA prohibits US corporations and their representatives from offering, promising, authorizing, or making payments to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA includes interactions with certain healthcare professionals in many countries. Other countries have enacted similar anti-corruption laws and/or regulations.

Our international operations subject us to these laws and regulations, which are complex, restrict our business dealings with certain countries, governments, entities, and individuals, and are constantly changing. Further restrictions may be enacted, amended, enforced, or interpreted in a manner that materially impacts our operations.

Violations of these regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts, and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have established policies and procedures designed to assist with our compliance with such laws and regulations. However, there can be no assurance that our policies and procedures will prevent us from violating these regulations in every transaction in which we may engage or that any businesses that we may acquire have complied with such regulations, and such a violation could adversely affect our reputation, business, financial condition, results of operations and cash flows.

There are other gastrointestinal-focused human pharmaceutical companies, and we face competition in the marketplaces in which we operate or plan to operate.

Our commercial success in the human drug arena remains dependent on maintaining or establishing a competitive position in the market for the currently approved specialty indication of Mytesi as well as for planned Mytesi follow-on indications. In the IBS-D market, in particular, several competitors have commercially available products approved for our planned IBS-D indication. The availability of our competitors' products could limit the demand and the price we are able to charge for any drug candidate we develop. The inability to compete with existing or subsequently introduced drug candidates would have a material adverse impact on our business, financial condition, and prospects.

Our obligations to Streeterville are secured by a security interest in all of Napo's NP-300 assets, so if we default on those obligations, Streeterville could foreclose on the NP-300 assets.

Our obligations under the secured promissory notes issued to Streeterville are secured by a first priority security interest in all existing and future NP-300 technology held by Napo, including intellectual property, as provided in the Security Agreement, dated January 19, 2021, between Napo and Streeterville and the Security Agreement, dated March 6, 2026, between Napo and Streeterville. As a result, if we default on our obligations under these agreements, Streeterville could foreclose on its security interests and liquidate some or all of these assets, which would harm our plans to develop and commercialize NP-300, financial condition and results of operations and could require us to reduce or cease operations with respect to NP-300.

Our royalty interests require us to make minimum royalty payments, even if we do not sell a sufficient amount of products to cover such payments, which may strain our cash resources.

Since March 2020, we have sold royalty interests to certain lenders that entitle such lenders to receive future royalties on sales of our products. These royalty interests (as amended) require us to make minimum royalty payments beginning from July 2026, even if we do not sell a sufficient amount of product to cover such payments, which may strain our cash resources. Total minimum royalty payments, approximately totaling $27.0 million, will commence in 2026.

Failure in our information technology systems, including cyber-attacks or other data security incidents, could significantly disrupt our operations.

Our operations depend, in part, on the continued performance of our information technology systems. Our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses, phishing attacks, and other types of disruptions. We have and continue to experience cyber-attacks of varying degrees. Our security measures may also be breached due to employee error, malfeasance, system errors or other vulnerabilities. Such breach or unauthorized access or attempts by outside parties to fraudulently induce employees or users to disclose sensitive information in order to gain access to our data could result in significant legal and financial exposure, and damage to our reputation that could potentially have an adverse effect on our business. Because the techniques used to obtain unauthorized access or sabotage systems change frequently, become more sophisticated, and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. Additionally, cyber-attacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could negatively affect our business. Although we have information technology security systems, a successful cybersecurity attack or other data security incident could result in the misappropriation and/or loss of confidential or personal information, create system interruptions, deploy malicious software that attacks our systems, or result in financial losses. It is possible that a cybersecurity attack might not be noticed for some period of time. The occurrence of a cyber-security attack or incident could result in business interruptions from the disruption of our information technology systems or negative publicity resulting in reputational damage to our stockholders and other stakeholders and/or increased costs to prevent, respond to, or mitigate cybersecurity events. In addition, the unauthorized dissemination of sensitive personal information or proprietary or confidential information could expose us or other third parties to regulatory fines or penalties, litigation, and potential liability, or otherwise harm our business.

Global macroeconomic conditions may negatively affect us and may magnify certain risks that affect our business.

Our business is sensitive to general economic conditions, both inside and outside the US Slower global economic growth, credit market crises, high levels of unemployment, reduced levels of capital expenditures, government deficit reduction, changes in inflation and interest rate environments, sequestration and other austerity measures and other challenges affecting the global economy adversely affects us and our distributors, customers, and suppliers. It is uncertain how long these effects will last or whether economic and financial trends will worsen or improve. Changes in economic conditions, supply chain constraints, and steps taken by governments and central banks could lead to higher inflation than previously experienced or expected, which could, in turn, lead to an increase in costs. In an inflationary environment, we may be unable to raise the prices of our products sufficiently to keep up with the rate of inflation. Such uncertain economic times may have a material adverse effect on our revenues, results of operations, financial condition, and, if circumstances worsen, our ability to raise capital at reasonable rates. If slower growth in the global economy or in any of the markets we serve continues for a significant period, if there is significant deterioration in the global economy or such markets, or if improvements in the global economy don't benefit the markets we serve, our business could be adversely affected.

Additionally, as a result of any future global economic downturn, our third-party payers may delay or be unable to satisfy their reimbursement obligations. Sales of our principal products are dependent, in part, on the availability and extent of reimbursement from third-party payers, including government programs such as Medicare and Medicaid and private-payer healthcare and insurance programs. A reduction in the availability or extent of reimbursement from government and/or private payer healthcare programs could have a material adverse effect on the sales of our products, our business, the results of our operations and cash flows.

Current economic conditions may adversely affect the ability of our distributors, customers, suppliers, and service providers to obtain the liquidity required to pay for our products or to buy necessary inventory or raw materials and to perform their obligations under agreements with us, which could disrupt our operations, and could negatively impact our business and cash flow. Although we make efforts to monitor these third parties' financial condition and their liquidity, our ability to do so is limited, and some of them may become unable to pay their bills in a timely manner or may even become insolvent, which could negatively impact our business and results of operations. These risks may be elevated with respect to our interactions with third parties with substantial operations in countries where current economic conditions are the most severe, particularly where such third parties are themselves exposed to sovereign risk from business interactions directly with fiscally challenged government payers.

At the same time, significant changes and volatility in the financial markets, in the consumer and business environment, in the competitive landscape, and in the global political and security landscape make it increasingly difficult for us to predict our revenues and earnings into the future. As a result, any revenue or earnings guidance or outlook that we have given or might give may be overtaken by events or may otherwise turn out to be inaccurate. Though we endeavor to give reasonable estimates of future revenues and earnings at the time we give such guidance, based on then-current conditions, there is a significant risk that such guidance or outlook will turn out to be, or to have been, incorrect.

Unfavorable global economic conditions could adversely affect our business, financial condition, or results of operations.

Our business, financial condition, results of operations, cash flows or prospects could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn, including as a result of the ongoing war in Ukraine and Iran, interest rate fluctuations, rising inflation, recession, or other global financial or geopolitical crises, could result in a variety of risks to our business, including weakened demand for our product candidates, if approved, or our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers and contract manufacturing organizations ("CMO"), possibly resulting in supply or manufacturing disruption. Any of the foregoing could harm our business and we cannot anticipate all the ways in which such conditions could adversely impact our business.

Geopolitical instability and armed conflict could disrupt our clinical trials and delay development of our product candidates. Geopolitical instability and armed conflict in regions where we support or conduct clinical trials or other research and development activities could disrupt our operations and delay development of our product candidates. For example, ongoing hostilities, military conflicts, or political instability in the Middle East, including potential escalation involving Iran or neighboring countries, could affect our ability to conduct clinical trials or collaborate with investigators, research institutions, or contract research organizations in the region. Such events could interrupt patient enrollment, prevent site monitoring, disrupt supply of investigational products, limit travel by our personnel or clinical investigators, or otherwise delay regulatory submissions and development timelines. Any prolonged disruption to our research and development activities in affected regions could materially delay or increase the cost of developing our product candidates.

Substantially all of our revenue for future periods will be received from one customer.

Our future revenue stream will substantially come from one customer, Woodward, and will solely be dependent on that certain manufacturing and supply agreement, dated January 12, 2026, by and among Napo, Woodward and Future Pak.

Evolving expectations around corporate responsibility practices, specifically related to Environmental, Social, and Governance ("ESG") matters, may expose us to reputational and other risks.

Investors, stockholders, customers, suppliers, and other third parties are increasingly focusing on ESG and corporate social responsibility endeavors and reporting. Companies that do not adapt to or comply with the evolving investor or stakeholder expectations and standards or which are perceived to have not responded appropriately may suffer from reputational damage and result in the business, financial condition and/or stock price of a company being materially and adversely affected. Further, this increased focus on ESG issues may result in new regulations and/or third-party requirements that could adversely impact our business or certain stockholders reducing or eliminating their holdings of our stock. Additionally, an allegation or perception that we have not taken sufficient action in these areas could negatively harm our reputation.

The growing use of AI systems to automate processes, analyze data, and support decision-making poses inherent risks.

Flaws, biases, or malfunctions in systems powered by AI could lead to operational disruptions, data loss, or erroneous decision-making, that may impact business operations, financial condition, and reputation. Ethical and legal challenges may arise, including biases or discrimination in AI outcomes, non-compliance with data protection regulations, and lack of transparency. Furthermore, the deployment of AI systems could expose the Company to increased cybersecurity threats, such as data breaches and unauthorized access leading to financial losses, legal liabilities, and reputational damage. The Company also faces competitive risks if it fails to adopt AI or other machine learning technologies in a timely fashion.

Risks Related to Intellectual Property

We cannot be certain that our patent strategy will be effective in protecting against competition.

Our commercial success depends in large part on obtaining and maintaining patent, trademark, and trade secret protection of our human or animal products, both prescription and non-prescription, our current human or animal product candidates and any future human or animal product candidates, and their respective components, formulations, methods used to manufacture them and methods of treatment, as well as successfully defending our patents and other intellectual property rights against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell, or importing our products or our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents, trade secrets, and other similar intellectual property that cover these activities. The patent prosecution process is expensive and time-consuming, and we may not be able to prepare, file, and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of inventions made in the course of development and commercialization activities in time to obtain patent protection on them.

We have a portfolio of US and foreign-issued patents and pending applications related to our products and product candidates. We have issued three US patents, which are listed in the FDA's Orange Book for Mytesi. We plan to rely on certain of these issued patents as protection for Canalevia-CA1. The strength of patents in the field of pharmaceuticals and animal health involves complex legal and scientific questions and can be uncertain. We cannot be certain that pending applications will be issued as patents. For those patents that are already issued and even if other patents are successfully issued, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, invalidated, or held unenforceable. Furthermore, even if they are unchallenged, our patents may not adequately protect our intellectual property or prevent others from designing around their claims. If the patents we have are not maintained, their scope is significantly narrowed, or if we cannot obtain issued patents from pending applications, our business and prospects will be harmed.

The Leahy-Smith America Invents Act, patent reform legislation enacted in 2011, could increase the uncertainties and costs surrounding the prosecution of any patent applications and the enforcement or defense of any patents that are issued. The Leahy-Smith Act introduced significant changes to US patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switch the US patent system from a "first-to-invent" system to a "first-to-file" system. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application is generally entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO developed regulations and procedures to govern the administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, became effective on March 16, 2013. Among some of the other changes to the patent laws are changes that limit where a patentee may file a patent infringement suit and that provide opportunities for third parties to challenge any issued patent in the USPTO. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our patents and any other patents that are issued, all of which could harm our business and financial condition.

Obtaining and maintaining our patent protection depends on compliance with various procedural requirements, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent and, in certain jurisdictions, pending applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The

USPTO and various foreign governmental patent agencies require compliance with a number of procedurals, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can, in many cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our prescription drug products, prescription drug product candidates, and non-prescription products, our competitors might be able to enter the market, which would harm our business.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, which would be costly and time-consuming and, if successfully asserted against us, delay or prevent the development and commercialization of our current or future products and product candidates.

Our research, development, and commercialization activities may infringe, otherwise violate, or be claimed to infringe or otherwise violate patents owned or controlled by other parties. There may be patents already issued that we are unaware of that might be infringed by a product or one of our current or future prescription drug product candidates or non-prescription products. Moreover, it is also possible that patents may exist that we are aware of but that we do not believe are relevant to our current or future prescription drug product candidates or non-prescription products, which could nevertheless be found to block our freedom to market these products. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, there may be applications now pending of which we are unaware and which may later result in issued patents that may be infringed by our current or future prescription drug product candidates or non-prescription products. We cannot be certain that our products, current or future prescription drug product candidates or non-prescription products will not infringe these or other existing or future third-party patents. In addition, third parties may obtain patents in the future and claim that the use of our technologies infringes upon these patents.

To the extent we become subject to future third-party claims against us or our collaborators, we could incur substantial expenses, and if any such claims are successful, we could be liable to pay substantial damages, including treble damages and attorney's fees if we or our collaborators are found to be willfully infringing a third-party's patents. If a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing, or sales of the human or animal prescription drug or non-prescription product that is the subject of the suit. Even if we are successful in defending such claims, infringement and other intellectual property claims can be expensive and time-consuming to litigate and divert management's attention from our business and operations. As a result of or in order to avoid potential patent infringement claims, we or our collaborators may be compelled to seek a license from a third party for which we would be required to pay license fees, royalties, or both. Moreover, these licenses may not be available on acceptable terms or at all. Even if we or our collaborators were able to obtain such a license, the rights may be nonexclusive, which could allow our competitors access to the same intellectual property. Any of these events could harm our business and prospects.

Our proprietary position depends upon the botanical guidance of our drug approval and patents that are formulation or method-of-use patents, which do not prevent a competitor from using the same human or animal drug for another use.

Composition-of-matter patents on the API in prescription drug products are generally considered to be the strongest form of intellectual property protection because such patents provide protection without regard to any particular method of use, manufacture, or formulation of the API used. The composition-of-matter patents for crofelemer, the API in Mytesi and Canalevia-CA1 have expired, and the issued patents and applications relevant to our products and product candidates cover methods of use for crofelemer and the botanical extract in Neonorm and Equilevia.

Method-of-use patents protect the use of a product for the specified method, and formulation patents cover formulations of the API or botanical extract. These types of patents do not prevent a competitor from developing or marketing an identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method-of-use patents, even if competitors do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use our products extra-label, and veterinarians may recommend that animal owners use these products extra-label, or animal owners may do so themselves. Although extra-label use may infringe or contribute to the infringement of method-of-use patents, the practice is common, and such infringement is difficult to prevent or prosecute.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming, and unsuccessful, and third parties may challenge the validity or enforceability of our patents, and they may be successful.

We intend to rely upon a combination of regulatory exclusivity periods, patents, trade secret protection, and confidentiality agreements to protect the intellectual property related to Mytesi, our current prescription drug product candidates, non-prescription products, and our development programs.

If the breadth or strength of protection provided by any patents, patent applications, or future patents we may own, license, or pursue with respect to any of our current or future product candidates or products is threatened, it could threaten our ability to commercialize any of our current or future human or animal product candidates or products. Further, if we encounter delays in our development efforts, the period of time during which we could market any of our current or future product candidates or products under any patent protection we obtain would be reduced.

Given the amount of time required for the development, testing, and regulatory review of new product candidates or products, patents protecting such candidates might expire before or shortly after such product candidates or products are commercialized. The USPTO has issued a patent term extension certificate extending the term of US 7,341,744 by 1,075 days under 35 U.S.C 156. With respect to requests for patent term extensions, the applicable authorities, including the USPTO and the FDA, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available and may refuse to grant extensions to patents, or may grant more limited extensions than requested. If this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launching their product earlier than might otherwise be the case.

Even where laws provide protection, or we are able to obtain patents, costly and time-consuming litigation may be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions we may take to enforce our intellectual property against our competitors could provoke them to bring counterclaims against us, and some of our competitors have substantially greater intellectual property portfolios than we have. To counter infringement or unauthorized use of any patents we may obtain, we may be required to file infringement claims, which can be expensive and time-consuming to litigate. In addition, if we or one of our future collaborators were to initiate legal proceedings against a third party to enforce a patent covering one of our products, current product candidates, or one of our future products, the defendant could counterclaim that the patent is invalid or unenforceable. In patent litigation in the US, defendant counterclaims alleging invalidity or unenforceability are commonplace, and challenges to the validity of patents in certain foreign jurisdictions are common as well. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with the prosecution of the patent withheld relevant material information from the USPTO or made a materially misleading statement during prosecution. Under the Hatch-Waxman Act, a competitor seeking to market a generic form of Mytesi before the expiration of any of the patents listed in the FDA's Orange Book for Mytesi could file an ANDA with a certification under 21 U.S.C. § 3559(j)(2)(A)(iv) that each of these patents (except for those which the ANDA filer states it will market only after its expiration) is either invalid, unenforceable or not infringed. We may assert the patents in Hatch-Waxman litigation against the party filing the ANDA to keep the competing product off of the market until the patents expire, but there is a risk that we will not succeed. The party filing the ANDA may also counterclaim in the litigation that our patents are not valid or unenforceable, and the court may find one or more claims of our patents invalid or unenforceable. If this occurs, a competing generic product could be marketed prior to the expiration of our patents listed in the Orange Book, which would harm our business.

Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the US, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on one or more of our products or our current or future product candidates. Such a loss of patent protection could harm our business. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution or other basis for a finding of invalidity. Litigation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, public announcements of the results of hearings, motions, or other interim proceedings or developments could be made public. If securities analysts or investors perceive these results to be unsuccessful, it could have an adverse effect on the price of our common stock. Finally, we may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the US.

If we are unable to prevent disclosure of our trade secrets or other confidential information to third parties, our competitive position may be impaired.

We also rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or for which we have not filed patent applications, processes for which patents are difficult to enforce, and other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us and endeavor to execute confidentiality agreements with all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information, or technology, we cannot be certain that we have executed such agreements with all parties who may have helped to develop our intellectual property or had access to our proprietary information, or that our agreements will not be breached. We cannot guarantee that our trade secrets and other confidential, proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. If we are unable to prevent disclosure of our intellectual property to third parties, we may not be able to maintain a competitive advantage in our market, which would harm our business.

Any disclosure to or misappropriation of our confidential, proprietary information by third parties could enable competitors to quickly duplicate or surpass our technological achievements.

Changes in US patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other human or animal pharmaceutical product companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the human and animal health industries involves both technological and legal complexity. Therefore, obtaining and enforcing patents is costly, time-consuming, and inherently uncertain. In addition, the US has recently enacted and implemented wide-ranging patent reform legislation. The US Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the US Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have or that we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world, which could impair our business.

Filing, prosecuting and defending patents on human and animal drug products, product candidates and non-prescription products throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection, but where patent enforcement is not as strong as that in the US. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent such competition.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to animal health products, which could make it difficult for us to stop the infringement of our future patents, if any, or patents we have in licensed, or marketing of competing products in violation of our proprietary rights generally. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the US. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the US and abroad. Proceedings to enforce our future patent rights, if any, in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Our business could be harmed if we fail to obtain certain registered trademarks in the US or in other countries.

Our registered and pending US trademarks include MYTESI®, JAGUAR HEALTH®, the Jaguar Health Logo®, NAPO®, Napo Logo®, Napo Therapeutics, CANALEVIA, CANALEVIA-CA1, CANALEVIA-CA2, EQUILEVIA, NEONORM®, JAGUAR ANIMAL HEALTH®, and the Jaguar Animal Health Logo®. We also own registered and pending applications for the CANALEVIA mark in a number of foreign countries. During trademark registration proceedings, we may receive rejections of our trademark applications. If so, we will have an opportunity to respond, but we may be unable to overcome such rejections. In addition, the USPTO and comparable agencies in many foreign jurisdictions may permit third parties to oppose pending trademark applications and to seek to cancel registered trademarks. If opposition or cancellation proceedings are filed against any of our trademark applications or any registered trademarks, our trademarks may not survive such proceedings. Moreover, any name we propose to use with our prescription drug product candidates in the US, including CANALEVIA and CANALEVIA-CA1, must be approved by the FDA, regardless of whether we have registered or applied to register as a trademark. The FDA typically conducts a review of proposed prescription drug product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology, pharmaceutical or animal health companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees' former employers. Litigation may be necessary to defend against any such claims. Even if we were successful in defending against any such claims, such litigation could result in substantial cost and be a distraction to our management and employees.

Even if we receive any of the required regulatory approvals for our current or future prescription drug product candidates and non-prescription products, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expenses and delays.

If the FDA or any other regulatory body approves any of our current or future prescription drug product candidates, or if necessary, our non-prescription products, the manufacturing processes, clinical development, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product may be subject to extensive and ongoing regulatory requirements. These requirements could include but are not limited to, submissions of efficacy and safety and other post-marketing information and reports, establishment registration, and product listing, compliance with new rules promulgated under the FSMA, as well as continued compliance with cGMPs, GLPs, and GCPs for any studies that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our contract manufacturers or manufacturing processes, or failure to comply with regulatory requirements, are reportable events to the FDA and may result in, among other things:

- restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, revised labeling, or voluntary or involuntary product recalls;

- additional clinical studies, fines, warning letters or holds on target animal studies;

- refusal by the FDA, or other regulators to approve pending applications or supplements to approved applications filed by us or our strategic collaborators related to the unknown problems, or suspension or revocation of the problematic product's license approvals;

- product seizure or detention, or refusal to permit the import or export of products; and

- injunctions and/or the imposition of civil or criminal penalties.

The FDA or other regulatory agency's policies may change, and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of our product candidates or require certain changes to the labeling or additional clinical work concerning the safety and efficacy of the product candidates. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the US or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability, which would harm our business. In addition, failure to comply with these regulatory requirements could result in significant penalties and delays.

In addition, from time to time, we may enter into consulting and other financial arrangements with physicians or veterinarians, who prescribe or recommend our products once approved. As a result, we may be subject to state, federal, and foreign healthcare and/or veterinary medicine laws. If our financial relationships with veterinarians are found to be in violation of such laws that apply to us, we may be subject to penalties.

Further, our commercial supply is regulated by the FDA, which requires regular filings of annual reports and may include modifications by the Company to our approvals. Failure to gain agreement from the FDA on a timely basis could adversely affect our commercial supply of products.

Lastly, if we obtain conditional approval for our current or future drug product candidates, this conditional approval is renewable annually for five years and may be withdrawn or terminated under certain circumstances either during or at the end of the five-year period. For example, even though we have obtained conditional approval for Canalevia-CA1, if we do not undertake substantial efforts to do additional clinical research each year for the next five years, the FDA could terminate such conditional approval by refusing to renew the conditional approval.

Any of our current or future prescription drug product candidates or non-prescription products may cause or contribute to adverse medical events that we would be required to report to regulatory authorities and if we fail to do so, we could be subject to sanctions that would harm our business.

If we are successful in commercializing any of our current or future prescription drug product candidates or non-prescription products, certain regulatory authorities will require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events we become aware of within the prescribed timeframe. We may also fail to appreciate that we have become aware of a reportable adverse event, especially if such an event is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we fail to comply with our reporting obligations, the regulatory authorities could take action including, but not limited to, criminal prosecution, seizure of our products, facility inspections, removal of our products from the market, recalls of certain lots or batches, or cause a delay in approval or clearance of future products.

Legislative or regulatory reforms with respect to animal health may make it more difficult and costly for us to obtain regulatory clearance or approval of any of our current or future product candidates and to produce, market, and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in the US Congress or other jurisdictions in which we intend to operate that could significantly change the statutory provisions governing the testing, regulatory clearance or approval, manufacture, and marketing of regulated products. In addition, the FDA's regulations and guidance are often revised or reinterpreted by the FDA and such other regulators in ways that may significantly affect our business and our products and product candidates. Similar changes in laws or regulations can occur in other countries. Any new regulations or revisions or reinterpretations of existing regulations in the US or in other countries may impose additional costs or lengthen review times of any of our current or future products and product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

- changes to manufacturing methods;

- additional clinical trials or testing;

- new requirements related to approval to enter the market;

- recall, replacement, or discontinuance of certain products; and

- additional record keeping or the development of certain regulatory-required hazard identification plans.

Each of these would likely entail substantial time and cost and could harm our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition, and results of operations.

We believe that our non-prescription products are not subject to regulation by regulatory agencies in the US, but there is a risk that regulatory bodies may disagree with our interpretation or may redefine the scope of their regulatory reach in the future, which would result in additional expense and could delay or prevent the commercialization of these products.

The FDA retains jurisdiction over all animal prescription drug products. However, in many instances, the Federal Trade Commission will exercise primary or concurrent jurisdiction with the FDA on non-prescription products as to post-marketing claims made regarding the product. On April 22, 1996, the FDA published a statement in the Federal Register, 61 FR 17706, that it believes that the Dietary Supplement and Health Education Act ("DSHEA") does not apply to animal health supplement products, such as our non-prescription products. Accordingly, the FDA's Center for Veterinary Medicine only regulates those animal supplements that fall within the FDA's definition of an animal drug, animal food, or animal feed additive. The Federal Food Drug and Cosmetic Act defines food as "articles used for food or drinks for man or other animals and articles used as components of any such article." Animal foods are not subject to pre-market approval and are designed to provide a nutritive purpose to the animals that receive them. Feed additives are defined as those articles that are added to an animal's feed or water, as illustrated by the guidance documents. Our non-prescription products are not added to food, are not ingredients in food, nor are they added to any animal's drinking water. Therefore, our non-prescription products do not fall within the definition of a food or feed additive. In light of the pronouncement by the FDA that the DSHEA was not intended to apply to animals, the FDA seeks to regulate such supplements as food or food additives depending on the intended use of the product. The intended use is demonstrated by how the article is included in a food or added to the animals' intake (i.e., through its drinking water). If the intended use of the product does not fall within the proscribed use, making the product a food, it cannot be regulated as a food. There is no intent to make our non-prescription products a component of animal food, either directly or indirectly. A feed additive is a product that is added to a feed for any reason, including the top dressing of an already prepared feed. Some additives, such as certain forage, are deemed to be Generally Recognized as Safe, or GRAS, and therefore, not subject to a feed Additive Petition approval prior to use. However, the substances deemed GRAS are generally those that are recognized as providing nutrients as food does. We do not believe that our non-prescription products fit within this framework either. Finally, a new animal drug refers to drugs intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in animals. Our non-prescription Neonorm Foal and Neonorm Calf products are not intended to diagnose, cure, mitigate, treat, or prevent disease and, therefore, do not fit within the definition of an animal drug. Additionally, because a previously marketed human formulation of the botanical extract in our non-prescription products was regulated as a human dietary supplement subject to the DSHEA (and not regulated as a drug by the FDA), we do not believe that the FDA would regulate the animal formulation used in our non-prescription products in a different manner. We do not believe that our non-prescription products fit the definition of an animal drug, food, or food additive and, therefore, are not regulated by the FDA at this time.

However, despite many such unregulated animal supplements currently on the market, the FDA may choose in the future to exercise jurisdiction over animal supplement products, in which case, we may be subject to unknown regulations, thereby inhibiting our ability to launch or to continue marketing our non-prescription products. In the past, the FDA has redefined or attempted to redefine some non-prescription non-feed products as falling within the definition of drug, feed or feed additive and therefore subjected those products to the relevant regulations. We have not discussed with the FDA its belief that the FDA currently does not exercise jurisdiction over our non-prescription products. Should the FDA assert regulatory authority over our non-prescription products, we would take commercially reasonable steps to address the FDA's concerns, potentially including but not limited to seeking registration for such products, reformulating such products to further distance such products from regulatory control, or ceasing the sale of such products. Further, the Animal and Plant Health Inspection Service, an agency of the USDA, may at some point choose to exercise jurisdiction over certain non-prescription products that are not intended for production animals. We do not believe we are currently subject to such regulation but could be in the future. If the FDA or other regulatory agencies, such as the USDA, try to regulate our non-prescription products, we could be required to seek regulatory approval for our non-prescription products, which would result in additional expense and could delay or prevent the commercialization of these products.

Even if we receive the required regulatory approvals for our current or future prescription drug product candidates and non-prescription products, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expenses.

If the FDA or any other regulatory body approves any of our current or future prescription drug product candidates, or if necessary, our non-prescription products, the manufacturing processes, clinical development, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product is subject to extensive and ongoing regulatory requirements. These requirements could include but are not limited to, submissions of efficacy and safety and other post-marketing information and reports, establishment registration, and product listing, compliance with new rules promulgated under the FSMA, as well as continued compliance with cGMPs, GLPs, and GCPs for any studies that Napo conducts post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our contract manufacturers or manufacturing processes, or failure to comply with regulatory requirements, are reportable events to the FDA and may result in, among other things:

- restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, revised labeling, or voluntary or involuntary product recalls;

- additional clinical studies fines, warning letters or holds on studies;

- refusal by the FDA, or other regulators to approve pending applications or supplements to approved applications filed by Napo or Napo's strategic collaborators related to the unknown problems or suspension or revocation of the problematic product's license approvals;

- product seizure or detention, or refusal to permit the import or export of products; and

- injunctions or the imposition of civil or criminal penalties.

The FDA or other regulatory agency's policies may change, and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of our product candidates, require certain labeling changes, or require additional clinical work concerning the safety and efficacy of the product candidates. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action, either in the US or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability, which would harm our business. In addition, failure to comply with these regulatory requirements could result in significant penalties.

In addition, from time to time, we may enter into consulting and other financial arrangements with physicians who prescribe or recommend our products once approved. As a result, we may be subject to state, federal, and foreign healthcare laws, including but not limited to anti-kickback laws. If our financial relationships with physicians or veterinarians are found to be in violation of such laws that apply to us, we may be subject to penalties.

Risks Related to Our Common Stock

Our failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a delisting of our common stock.

Our common stock is listed on the Nasdaq Capital Market under the symbol "JAGX." In order to maintain that listing, we must satisfy minimum financial and other requirements, including, without limitation, the minimum stockholders' equity requirement and the minimum bid price requirement. There can be no assurances that we will be successful in maintaining, or if we fall out of compliance, in regaining compliance with the continued listing requirements and maintaining the listing of our common stock on the Nasdaq Capital Market. Delisting from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, and we would incur additional costs under requirements of state "blue sky" laws in connection with any sales of our securities. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest, and fewer business development opportunities. If Nasdaq delists our common stock, the price of our common stock may decline, and our common stock may be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the pink sheets, which would negatively affect the liquidity of our common stock and an investor may find it more difficult to dispose of their common stock or obtain accurate quotations as to the market value of our common stock.

On May 23, 2024, we effected a 1-for-60 reverse stock split of our outstanding voting common stock. Additionally, in 2020, the SEC approved a Nasdaq rule change to expedite the delisting of securities of companies that have had one or more reverse stock splits with a cumulative ratio of one for 250 or more shares over the prior two-year period. Under the new rules, if a company falls out of compliance with the $1.00 minimum bid price after completing reverse stock splits over the immediately preceding two years that cumulatively result in a ratio of one for 250 shares, the company will not be able to avail itself of any compliance periods. Nasdaq will instead require the issuance of a Staff delisting determination, which is appealable to a hearings panel. Our ability to remain listed on the Nasdaq Capital Market may be negatively impacted by this new Nasdaq rule.

On June 25, 2024, we received a letter from Nasdaq confirming that we have regained compliance with the bid price requirement under Listing Rule 5550(a)(2) ("Rule 5550(a)(2)"). However, in application of Listing Rule 5815(d)(4)(B), the Company will be subject to a mandatory panel monitor for a period of one year through June 25, 2025. If, within that one-year monitoring period, the Nasdaq Listing Qualifications staff (the "Staff") finds that the Company again out of compliance with the bid price requirement, then, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, the Staff will issue a delist determination letter and the Company will have an opportunity to request a new hearing with the initial panel or a newly convened hearings panel if the initial panel is unavailable. The Company will have the opportunity to respond/present to the hearings panel as provided by Listing Rule 5815(d)(4)(C) and the Company's securities may at that time be delisted from Nasdaq.

On March 24, 2025, we effected a 1-for-25 reverse stock split of our outstanding voting common stock. All share amounts and warrant or option exercise prices contained in this report reflect that adjustment.

On March 5, 2026, we received a written notification (the "Notice") from the staff of the Listing Qualifications Department (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") indicating that because the bid price for our common stock for the previous 30 consecutive business days had closed below the minimum $1.00 per share, we were no longer in compliance with the requirement for continued listing on Nasdaq under Rule 5550(a)(2). Further, the Notice stated that, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), we were not eligible for any compliance period specified in Nasdaq Listing Rule 5810(c)(3)(A) due to the fact that we effected a reverse stock split over the prior one-year period or effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one.

The Notice stated that unless we timely request by March 12, 2026, an appeal before a Hearings Panel (the "Panel"), our securities would be scheduled for delisting from Nasdaq. We have requested an appeal before the Panel, which requested automatically stays any further suspension or delisting action by Nasdaq at least pending the ultimate conclusion of the hearing process . There can be no assurance that the Panel will grant our request for continued listing or that we will be able to regain compliance and thereafter maintain our listing on Nasdaq.

In addition, while Listing Rule 5550(a)(5) currently requires the market value of publicly held shares of at least $1 million, Nasdaq has recently announced its intention to amend its rules to not only increase the market value of publicly held shares requirement to at least $5 million, but accelerate the suspension and delisting process for certain noncompliant companies. Specifically, assuming the proposed amendment to the rules as is adopted, if a company remains noncompliant with the $5 million market value of publicly held shares requirement for 30 consecutive trading days, it will be subject to immediate suspension and delisting without a compliance period.

We continue to actively monitor our performance with respect to the listing standards and will consider available options to resolve any deficiency and maintain compliance with the Nasdaq rules. There can be no assurance that we will be able to maintain compliance or, if we fall out of compliance, regain compliance with any deficiency, or if we implement an option that regains our compliance, maintain compliance thereafter. In addition, even if we are successful in maintaining compliance with applicable Nasdaq continued listing requirements, our Board may decide, in its sole discretion, that the costs of compliance and the demands of management time and our resources required to maintain our Nasdaq listing are greater than the benefits received by the Company and our stockholders from being a Nasdaq-listed company and that, accordingly, consistent with other cash management and cost reduction measures that we have implemented, we should voluntarily delist from the Nasdaq Capital Market.

If our common stock were delisted from Nasdaq voluntarily or involuntarily, trading of our Common Stock most likely will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as OTCID, OTCQX, OTCBX or OTC Pink which will reduce the market liquidity of our Common Stock. Delisting may result in lower levels of ownership and trading by institutional investors, who are generally guided by quantitative and qualitative investment standards such as market capitalization, minimum share price and liquidity, which in turn often produces lower trading volumes and reduced liquidity. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our Common Stock. Also, many brokers will not allow customers to hold non-listed securities in managed accounts or place restrictions which inhibit holding or trading, and it is generally understood that brokers will not recommend non-listed securities to retail clients, perhaps not as official policy but rather as a practical reality. We cannot assure you that our Common Stock, if delisted from Nasdaq voluntarily, or if they would be delisted involuntarily by Nasdaq, will be listed on another national securities exchange or quoted on an over-the counter quotation system.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on The Nasdaq Capital Market and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore, stockholders may have difficulty selling their shares.

The price of our common stock could be subject to volatility related or unrelated to our operations, and purchasers of our common stock could incur substantial losses.

We have experienced and may continue to experience significant volatility in the price of our common stock. From January 2, 2025, through January 30, 2026, the share price of our common stock ranged from a high of $32 to a low of $0.67. The reason for the volatility in our stock is not well understood and may continue. Factors that may have contributed to such volatility include but are not limited to, those discussed previously in this "Risk Factors" section of this report and others, such as:

- delays in the commercialization of Mytesi, Canalevia-CA1, or our other current or future prescription drug product candidates and non-prescription products;

- any delays in, or suspension or failure of, our current and future studies;

- announcements of regulatory approval or disapproval of any of our current or future product candidates or of regulatory actions affecting our company or our industry;

- manufacturing and supply issues that affect product candidate or product supply for our studies or commercialization efforts;

- quarterly variations in our results of operations or those of our competitors;

- changes in our earnings estimates or recommendations by securities analysts;

- the payment of licensing fees or royalties in shares of our common stock;

- announcements by us or our competitors of new prescription drug products or product candidates or non-prescription products, significant contracts, commercial relationships, acquisitions or capital commitments;

- announcements relating to future development or license agreements including termination of such agreements;

- adverse developments with respect to our intellectual property rights or those of our principal collaborators;

- commencement of litigation involving us or our competitors;

- any major changes in our board of directors or management;

- new legislation in the US relating to the prescription, sale, distribution or pricing of gastrointestinal health products;

- product liability claims, other litigation or public concern about the safety of our prescription drug product or product candidates and non-prescription products or any such future products;

- market conditions in the human or animal industry, in general, or in the gastrointestinal health sector, in particular, including performance of our competitors;

- future issuances of shares of common stock or other securities;

- general economic conditions in the US and abroad; and

- market speculation regarding any of the foregoing.

In addition, the stock market, in general, or the market for stocks in our industry, in particular, may experience broad market fluctuations, which may adversely affect the market price or liquidity of our common stock. Any sudden decline in the market price of our common stock could trigger securities class-action lawsuits against us. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit, and the time and attention of our management would be diverted from our business and operations. We also could be subject to damages claims if we were found to be at fault in connection with a decline in our stock price.

A possible "short squeeze" due to a sudden increase in demand for our common stock that largely exceeds supply may lead to further price volatility in our common stock.

Investors may purchase shares of our common stock to hedge existing exposure in our common stock or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common stock for delivery to lenders of our common stock. Those repurchases may dramatically increase the price of our common stock until investors with short exposure can purchase additional shares of common stock to cover their short position. This is often referred to as a "short squeeze." A short squeeze could lead to volatile price movements in shares of our common stock that are not directly correlated to our company's performance or prospects. Once investors purchase the shares necessary to cover their short position, the price of our common stock may decline.

You may not be able to resell our common stock when you wish to sell it or at a price that you consider attractive or satisfactory.

The listing of our common stock on The Nasdaq Capital Market does not assure that a meaningful, consistent, and liquid trading market exists. Although our common stock is listed on The Nasdaq Capital Market, its trading volume has been limited, and an active trading market for our shares may never develop or be sustained. If an active market for our common stock does not develop, you may be unable to sell your shares when you wish to sell them or at a price that you consider attractive or satisfactory. The lack of an active market may also adversely affect our ability to raise capital by selling securities in the future or impair our ability to license or acquire other product candidates, businesses, or technologies using our shares as consideration.

If securities or industry analysts do not publish research or reports about our company, or if they issue adverse or misleading opinions regarding us or our stock, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that industry or financial analysts publish about us or our business. We do not influence or control the reporting of these analysts. If one or more of the analysts who do cover us downgrade or provide a negative outlook on our company, our industry, or the stock of any of our competitors, the price of our common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause the price of our common stock to decline.

You may be diluted by exercises of outstanding options and warrants, and issuances of securities pursuant to our ATM Agreement, our stockholder rights plan, or other equity arrangements.

As of December 31, 2025, we had (i) outstanding options to purchase an aggregate of 196,052 shares of our common stock at a weighted average exercise price of $252.84 per share, (ii) outstanding options to purchase an aggregate of 520 share of our common stock issuable upon exercise of outstanding inducement options, with a weighted-average exercise price of $540.69 per share, (iii) 3,708,349 shares of our common stock issuable upon exercise of warrants outstanding, with weighted-average exercise price of $3.03, (iv) 181,011 shares of our common stock issuable upon vesting of outstanding RSUs, (v) 181,338 shares of our common stock issuable to third parties upon exercise of those shares, and (vi) 9 shares of our non-voting common stock issuable at an equivalent share of voting common stock. The exercise of such options, warrants, and vesting of RSUs will result in further dilution of your investment.

In addition, you may experience further dilution if we issue common stock in the future, including common stock from other equity arrangements or issued pursuant to our existing At The Market Offering Agreement dated December 10, 2021, by and between the Company and Ladenburg Thalmann & Co. Inc. ("Ladenburg") (as amended, the "ATM Agreement"), and securities issued upon exercise of the Rights pursuant to our stockholder rights plan. Pursuant to the ATM Agreement, we may offer and sell our common stock from time to time pursuant to the terms of the ATM Agreement. During the year ended December 31, 2025, we sold 2,159,049 shares of common stock pursuant to the terms of the ATM Agreement for net proceeds of $6.3 million.

As a result of this dilution, you may receive significantly less in net tangible book value than the full purchase price you paid for the shares in the event of liquidation.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our third amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions include the following:

- a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could adversely affect the rights of our common stockholders or be used to deter a possible acquisition of our company;

- the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

- the required approval of the holders of at least 75% of the shares entitled to vote at an election of directors to adopt, amend, or repeal our bylaws or repeal the provisions of our third amended and restated certificate of incorporation regarding the election and removal of directors;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

- advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions could inhibit or prevent possible transactions that some stockholders may consider attractive.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation generally may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated bylaws provide that unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action asserting a claim that is governed by the internal affairs doctrine or (v) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our amended and restated bylaws. This choice-of-forum provision may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated bylaws inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could harm our business and financial condition.

We do not intend to pay dividends on our common stock, and your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock.

We currently intend to invest our future earnings, if any, to fund our growth and not to pay any cash dividends on our common stock. Because we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market price of our common stock. We cannot be certain that our common stock will appreciate in price.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs, and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

Our initial public offering had a significant, transformative effect on us. Prior to our initial public offering, our business operated as a privately held company, and we were not required to comply with public reporting, corporate governance, and financial accounting practices and policies required of a publicly traded company. As a publicly traded company, we incur significant additional legal, accounting, and other expenses compared to historical levels. In addition, new and changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations thereunder, as well as under the Sarbanes-Oxley Act, the JOBS Act and the rules and regulations of the SEC and The Nasdaq Capital Market, may result in an increase in our costs and the time that our board of directors and management must devote to our compliance with these rules and regulations. These rules and regulations have substantially increased our legal and financial compliance costs and diverted management time and attention from our product development and other business activities.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on and our independent registered public accounting firm potentially to attest to the effectiveness of our internal control over financial reporting. We have needed to expend time and resources on documenting our internal control over financial reporting so that we are in a position to perform such evaluation when required. As a smaller reporting company ("SRC"), we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an SRC. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of

Section 404 requires that we incur substantial accounting expenses and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

We are a smaller reporting company and the reduced reporting requirements applicable to smaller reporting companies may make our common stock less attractive to investors.

We are a smaller reporting company ("SRC") and a non-accelerated filer, which allows us to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not SRCs or non-accelerated filers, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations regarding executive compensation in our Annual Report and our periodic reports and proxy statements and providing only two years of audited financial statements in our Annual Report and our periodic reports. We will remain an SRC so long as (a) the aggregate market value of our outstanding common stock held by non-affiliates as of the last business day our most recently completed second fiscal quarter is less than $250 million or (b) (1) we have less than $100 million in annual revenues and (2) the aggregate market value of our outstanding common stock held by non-affiliates as of the last business day our most recently completed second fiscal quarter is less than $700 million. We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

Our issuance of additional common stock and other securities to repay debt would dilute your proportionate ownership and voting rights and could have a negative impact on the market price of our common stock.

Since March 2020, we have sold royalty interests to certain lenders that entitle such lenders to receive future royalties on sales of our products. The royalty interests (as amended) require us to make minimum royalty payments beginning in July 2026, even if we do not sell a sufficient amount of products to cover such payments, which may strain our cash resources.

Pursuant to the terms of the royalty interests (as amended), we have the right, at our sole discretion and subject to certain limitations, to exchange from time to time, all or any portion of such royalty interests for shares of our common stock at a price per share equal to the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) as of the date of the applicable exchange. Since January 2025, we have conducted various debt-for-equity and equity-for-equity exchanges in accordance with Section 3(a)(9) of the Securities Act of 1933, as amended ("Securities Act"), whereby we issued, in the aggregate, approximately [1.27] million shares of common stock and pre-funded warrants to purchase up to [13.39] million shares of common stock in exchange for a reduction in the outstanding balance of the royalty interests of approximately $[12.17] million. As of April 7, 2026, approximately [4.22] million shares of Common Stock were issued upon exercise of the aforementioned pre-funded warrants.

In addition to the royalty interests, we also issued secured promissory notes to certain lenders in January 2021 and November 2025, respectively. The total outstanding balance of the royalty interests and the secured promissory notes as of April 7, 2026, was approximately $[30] million.

Since our inception, we have incurred recurring operating losses and negative cash flows from operations. We expect to incur substantial losses and negative cash flows in future periods. At the present time, we have very limited cash resources to allocate to the repayment of outstanding debt when any part thereof becomes due. We have previously, as described above, issued equity securities including shares of our common stock and pre-funded warrants in exchange for debt, and we may continue to do so based upon such factors as the board of directors may deem relevant in its sole discretion, including, but not limited to, our cash balances. It is very likely that we will continue to issue additional securities to reduce debt in the future.

Because the exchange ratio for a future exchange would be based on the Nasdaq Minimum Price as of the time of such exchange, the exact magnitude of the dilutive effect of a future exchange cannot be conclusively determined as of the date of this Form 10-K.

By way of example only, based on an assumed effective Nasdaq Minimum Price of $0.40 per share (the "Assumed Exchange Price"), and assuming the Company has $30,000,000 debt outstanding (the "Assumed Debt Amount"), all of which shall be exchanged, up to a maximum of 75,000,000 shares of our common stock would be issuable upon such exchange. Based on the shares of our common stock outstanding as of April 7, 2026, which was 13,019,277, the shares of Common Stock issued upon the full exchange of the Assumed Debt Amount would represent approximately 86.99% of our outstanding Common Stock (after giving effect to such exchange). The Nasdaq Minimum Price in connection with any future exchange could be materially lower than the Assumed Exchange Price, which, for example, would have a material dilutive effect on existing stockholders.

For illustration purposes only, below is a table showing the number of shares of Common Stock that may potentially be issued upon full exchange of the Assumed Debt Amount, based on three hypothetical exchange prices. The number of shares of Common Stock issuable will correspondingly increase or decrease depending on the actual Nasdaq Minimum Price for the exchange.

(in thousands)	Scenario A	Scenario B	Scenario C
Hypothetical Nasdaq Minimum Price	$ 0.10	$ 0.60	$ 1.50
Assumed debt amount	30,000	30,000	30,000
Total number of shares of common stock issued upon full exchange of assumed debt amount	300,000	50,000	20,000
Percentage of outstanding common stock represented by shares of common stock issued upon full exchange of assumed debt amount (after giving effect to such exchange)*	96.40 %	81.67 %	64.06

Calculated based on the shares of our Common Stock outstanding as of April 7, 2026 which was 13,019,277.

The potential for the issuance of such a substantial number of shares of common stock may depress the price of our common stock regardless of our business performance.

Risks Related to the Preferred Stock Dividend

The Series O Preferred Stock is not freely transferable and therefore provides limited liquidity to investors.

On February 18, 2026, we announced that our board of directors declared a special one-time dividend of one-tenth of one share of Series O Preferred Stock (as defined below) for each share of voting common stock outstanding, plus each share issuable upon exercise of certain warrants to purchase, in aggregate, 2,400,765 shares of our common stock with dividend rights (the "Eligible Warrants") outstanding, at the close of business on March 2, 2026 (the "Preferred Stock Dividend Record Date") (the "Preferred Stock Dividend"). The Preferred Stock Dividend was paid as of the close of business on March 4, 2026.

In connection with the Preferred Stock Dividend, on March 2, 2026 we filed a Certificate of Designation of Preferences, Rights and Limitations of Series O Convertible Preferred Stock (the "Certificate of Designation for Series O Preferred Stock") with the Secretary of State of the State of Delaware, to designate 1,557,000 shares of our preferred stock, par value $0.0001 per share, as Series O Convertible Preferred Stock (the "Series O Preferred Stock").

The Series O Preferred Stock provides limited liquidity since the Series O Preferred Stock may not be transferred, assigned or pledged by any holder without the prior written consent of the Company and are not certificated, listed on any exchange, or quoted on any quotation system. Moreover, the Series O Preferred Stock does not trade with our common stock.

The potential issuance of a large number of shares of common stock upon the conversion of our Series O Preferred Stock may have a negative effect on the trading price of our common stock as well as a significant dilutive effect.

The Certificate of Designation for Series O Preferred Stock provides that all of the then outstanding shares of Series O Preferred Stock shall convert, either as of December 31, 2026 or upon such earlier date, as determined by our board of directors in its sole discretion, to shares of common stock (the "Conversion Shares") at a ratio, for each share of Series O Preferred Stock (the "Series O Conversion Ratio"), equal to (i) the Stated Value of $ 8.01 of a share of Series O Preferred Stock, divided by (ii) the Minimum Price (as defined hereunder) as of the applicable conversion date (the "Series O Conversion Price"). The "Minimum Price" as defined in the form of the Certificate of Designation for Series O Preferred Stock means, with respect to any given date, the lower of: (i) the closing price of our common stock immediately preceding such date or (ii) the average closing price of the common stock for the five trading days immediately preceding such date.

This conversion of all of the Series O Preferred Stock will result in the issuance of a substantial number of additional shares of our common stock and, as a result, the percentage ownership and voting power held by our stockholders who do not receive the Series O Preferred Stock as described below will be significantly reduced. Such stockholders will experience significant dilution.

A stockholder's entitlement to the Preferred Stock Dividend as declared by our board of directors was determined by whether such stockholder held shares of our common stock as of the Preferred Stock Dividend Record Date for the Preferred Stock Dividend.

Our board of directors set March 2, 2026 as the Preferred Stock Dividend Record Date and March 4, 2026 as the dividend payment date (the "Dividend Payment Date").

By way of example only, if a person acquired shares of our common stock on March 3, 2026, the day between the Record Date and the Dividend Payment Date, even though such person was a holder of record of our common stock when the Preferred Stock Dividend was paid, such dividend would be paid to the seller of the common stock who was the holder of record as of the Record Date rather than such person, because such person was not a holder of record of our common stock as of the Record Date.

Because the Series O Conversion Ratio for a future conversion will be based on the Series O Conversion Price as of the time of such conversion, the exact magnitude of the dilutive effect of a future conversion cannot be conclusively determined as of the date of this Form 10-K but will very likely be material to those stockholders who do not receive our Preferred Stock Dividend. Potential future reverse stock splits and potential exchanges of our existing debt for our common stock after the Preferred Stock Dividend Record Date pursuant to Section 3(a)(9) of the Securities Act, for example, could result in significant future dilution to our holders of common stock acquired after the dates outlined above who do not benefit from holding our Series O Preferred Stock.

By way of example only, based on an assumed effective Series O Conversion Price of $0.40 per share (the "Assumed Series O Conversion Price") and the Stated Value of $ 8.01 for one share of Series O Preferred Stock, and assuming there are [1,361,945] shares of Series O Preferred Stock outstanding, which is approximately the total number of shares of Series O Preferred Stock that would be received by holders of record of the share of Common Stock outstanding as of March 2, 2026, the Record Date, and those certain warrants to purchase Common Stock with dividend rights (the "Eligible Warrants") outstanding as of March 2, 2026 as the Preferred Stock Dividend, (the "Assumed Series O Share Amount"), all of which shall be converted, up to a maximum of [20,994,382] shares of our common stock will be issuable upon such conversion. Based on the shares of our common stock outstanding as of April 7, 2026 which was 13,019,277, the shares of common stock issued upon the full conversion of the Series O Preferred Stock would represent approximately [60.65]% of our outstanding common stock (after giving effect to such conversion and assuming full exercise of the Eligible Warrants into shares of common stock). The Conversion Price in connection with a future conversion could be materially lower than the Assumed Series O Conversion Price, which, for example, would have an even greater material dilutive effect on those stockholders who do not receive our Preferred Stock Dividend.

For illustration purposes only, below is a table showing the number of shares of common stock that may potentially be issued upon full conversion of the shares of Series O Preferred Stock, based on the Assumed Series O Share Amount and three hypothetical conversion prices. The number of shares of common stock issuable will correspondingly increase or decrease depending on the actual Conversion Price for the Series O Preferred Stock.

(in thousands)	Scenario A	Scenario B	Scenario C
Hypothetical Series O Conversion Price	$ 0.10	$ 0.60	$ 1.50
Hypothetical Series O Conversion Ratio	80.10	13.35	5.34
Hypothetical Aggregate Outstanding Shares of Series O Preferred Stock	1,361,945	1,361,945	1,361,945
Total Number of Shares of Common Stock Issued Upon Full Conversion of Series O Preferred Stock	83,977,529	13,996,255	5,598,502
Percentage of outstanding common stock represented by shares of common stock issued upon full exchange of assumed debt amount (after giving effect to such exchange)*	86.05 %	50.68 %	29.13 %

Calculated based on the shares of our common stock outstanding as of April 7, 2026 which was 13,019,277.

The potential for the issuance of such a substantial number of shares of common stock may depress the price of our common stock regardless of our business performance. We may find it more difficult to raise additional equity capital while the Series O Preferred Stock is outstanding.

Further, it is possible that we will not have a sufficient number of available shares of common stock to satisfy the full conversion of the Series O Preferred Stock if the applicable Conversion Price is reduced. If we do not have a sufficient number of available shares for such conversion, we will be required to increase our authorized shares of common stock or conduct a reverse stock split with respect to issued and outstanding shares of common stock, which may require additional stockholder approval and will be time consuming and expensive.

Holders of Eligible Warrants will not actually receive the Preferred Stock Dividend unless and until the exercise of the Eligible Warrants and will cease to be entitled to the Preferred Stock Dividend upon transfer of the Eligible Warrants.

In addition to the holders of record of shares of our common stock at the close of business on the Preferred Stock Dividend Record Date, holders of certain warrants to purchase, in aggregate, 2,400,765 shares of our common stock with dividend rights (the "Eligible Warrants") outstanding at the close of business on the Preferred Stock Dividend Record Date will also be entitled to the Preferred Stock Dividend. However, pursuant to the terms and conditions of the Eligible Warrants respectively, a holder of an Eligible Warrant will not actually receive shares of Series O Preferred Stock as a dividend (or alternatively, shares of our common stock issued upon conversion of the Series O Preferred Stock in accordance with the terms of the Certificate of Designation for Series O Preferred Stock, if the Series O Preferred Stock has been converted), in respect of any shares of our common stock issuable upon exercise of the Eligible Warrant (the "Warrant Shares"), unless and until such holder exercises the Eligible Warrant at any time prior to the expiration of the Eligible Warrant.

Moreover, an Eligible Warrant may be transferrable by its holder, with the right to receive the Preferred Stock Dividend (or the Conversion Shares upon and after the conversion of Series O Preferred Stock, as described hereunder) transferrable along with such Eligible Warrant, pursuant to the terms of such Eligible Warrant (a "Transferrable Eligible Warrant"). In the event that a Transferrable Eligible Warrant is transferred by its holder in accordance with its terms after the Preferred Stock Dividend Record Date, the transferee of such Transferrable Eligible Warrant shall become entitled to receive the Series O Preferred Stock as a dividend (or alternatively, the Conversion Shares issued upon conversion of the Series O Preferred Stock in accordance with the terms of the Certificate of Designation for Series O Preferred Stock, if the Series O Preferred Stock has been converted), in respect of the Warrant Shares issued upon exercise of the Transferrable Eligible Warrant by the transferee. The transferor of the Transferrable Eligible Warrant shall, upon such transfer, cease to have any right to receive the Preferred Stock Dividend (or the Conversion Shares upon and after the conversion of Series O Preferred Stock).

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk management and strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include the identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to minimize identified risks, reasonably address any identified gaps in existing safeguards, and regularly monitor the effectiveness of our safeguards. Primary responsibility for assessing, monitoring, and managing our cybersecurity risks rests with an IT consultant who reports to our Chief Compliance Officer to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards in collaboration with IT and management. Personnel at all levels and departments are made aware of our cybersecurity policies through training.

We engage consultants or other third parties in connection with our risk assessment processes. These service providers assist us in designing and implementing our cybersecurity policies and procedures and monitor and test our safeguards.

We have not encountered cybersecurity challenges that have materially impaired our operations or financial standing. For additional information regarding risks from cybersecurity threats, please refer to Item 1A, "Risk Factors," in this annual report on Form 10-K.

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly as a whole, as well as through the audit committee.

Our Chief Financial Officer and Chief Compliance Officer are primarily responsible for assessing and managing our material risks from cybersecurity threats with assistance from third-party service providers.

Our Chief Financial Officer and Chief Compliance Officer oversee our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. The cybersecurity risk management program includes tools and activities to prevent, detect, and analyze current and emerging cybersecurity threats and plans and strategies to address threats and incidents.

Our Chief Compliance Officer and IT consultant provide periodic briefings to the audit committee regarding our company's cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like. Our audit committee provides regular updates to the board of directors on such reports.

ITEM 2. PROPERTIES

Our corporate headquarters are located at 200 Pine Street, Suite 400, San Francisco, California.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Regardless of the outcome, litigation can have a material adverse effect on us due to defense and settlement costs, diversion of our management resources, and other factors. We are not currently subject to any material legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on The Nasdaq Capital Market under the symbol "JAGX."

Holders

As of April 7, 2026, there were approximately nine stockholders of record of our common stock. These figures do not reflect the beneficial ownership or shares held in the nominee's name nor include holders of any RSUs.

Dividend Policy

We have never paid any cash dividends on our common stock to date. We currently anticipate that we will retain all future earnings, if any, to fund the development and growth of our business and do not anticipate paying any cash dividends for at least the next five years, if ever.

Recent Sales of Unregistered Securities

On January 28, 2025, the Company entered into a privately negotiated exchange agreement with Uptown Capital, LLC (f/k/a Irving Park Capital, LLC) ("Uptown"). Pursuant to such exchange agreement, the Company issued 51,600 shares of common stock to such holder in exchange for a $1,094,952 reduction in the outstanding balance of the royalty interest held by Uptown. The shares of common stock that were issued in this exchange transaction were issued in reliance on the exemption from registration provided under Section 3(a)(9) of the Securities Act of 1933, as amended ("Securities Act").

On March 26, 2025, the Company entered into securities purchase agreements (the "Convertible Note Purchase Agreements") with selected institutional and accredited investors (each, a "Note Investor"), pursuant to which the Company agreed to issue approximately $3.4 million aggregate principal amount of convertible promissory notes (collectively, the "Notes") and warrants to purchase up to 622,584 shares of common stock to the Note Investors (the "Convertible Notes Financing"). The Convertible Notes Financing closed on March 31, 2025.

The Notes bore interest at the rate of 6% per annum and would mature on June 30, 2025 (the "Maturity Date"). The Notes were convertible, at each holder's option, in part or in full, into an aggregate of 622,598 shares (the "Conversion Shares") of common stock, at a conversion price of $5.535 per share for Investors who were not an officer, director, employee or consultant of the Company (collectively, an "Insider"), and $5.555 per share for Investors who were Insiders, subject to adjustment for customary stock dividend, stock split, stock combination or other similar transactions.

As an inducement to enter into the Convertible Note Purchase Agreements, the Investors received warrants (collectively, the "Convert Warrants") to purchase up to an aggregate of 622,598 shares of common stock (the "Convert Warrant Shares") with a fair value of $3.3 million and an initial exercise price equal to $5.41 per share for Investors who were not Insiders, and $5.43 per share for Investors who were Insiders, in each case subject to adjustment for reclassification of the common stock, non-cash dividend, stock split, reverse stock split or other similar transaction (the "Convert Warrant Exercise Price"). The Convert Warrants would be exercisable immediately upon issuance and would expire on the earlier of (i) March 31, 2030, (ii) the consummation of a fundamental transaction and (iii) the consummation of a liquidation event (the "Convert Warrant Expiration Date").

Certain Insiders, including the Company's Chief Executive Officer, Chief Financial Officer and certain members of the Company's board of directors and officers, participated in the Private Placement. These Insiders purchased $535,000 aggregate principal amount of the Notes, which were convertible into up to 96,309 Conversion Shares, and received Convert Warrants to purchase up to 96,309 Convert Warrant Shares.

In connection with the Convertible Notes Financing, the Company issued to H.C. Wainwright & Co., LLC ("Wainwright"), the placement agent for the Convertible Notes Financing, warrants to purchase up to 37,376 shares of common stock (the "Convert PA Warrants") with a fair value of $259,000. The Convert PA Warrants are immediately exercisable, would expire on the Convert Warrant Expiration Date, and have an exercise price of $6.9188 per share.

On April 30, 2025, the Company entered into a privately negotiated exchange agreement with Iliad Research and Trading, L.P. ("Iliad") pursuant to which the Company issued an aggregate of 57,500 shares of common stock to Iliad in exchange for $632,500 reduction in the outstanding balance of October 2020 Purchase Agreement. The shares of common stock that were issued in this exchange transaction were issued in reliance on the exemption from registration provided under Section 3(a)(9) of the Securities Act.

On May 13, 2025, the Company entered into a privately negotiated exchange agreement with Iliad, pursuant to which the Company issued an aggregate of 60,000 shares of common stock to Iliad in exchange for a $466,200 reduction in the outstanding balance of the October 2020 Purchase Agreement. The shares of common stock were issued in reliance on the exemption from registration provided under Section 3(a)(9) of the Securities Act.

On May 14, 2025, the Company entered into privately negotiated exchange agreements with Iliad and Streeterville, under which the Company issued 22 and 99.3822 shares of Series L Preferred Stock to Iliad and Streeterville, respectively, in exchange for a $550,000 reduction in the outstanding balance of the October 2020 Purchase Agreement, and for all of the outstanding 99.3822 shares of Series J Preferred Stock held by Streeterville, respectively. The shares of Series L Preferred Stock were issued in reliance on the exemption from registration provided under Section 3(a)(9) of the Securities Act.

On May 20, 2025, the Company entered into a securities purchase agreement with selected institutional investors for a registered direct offering (the "Registered Offering") of 246,306 shares of common stock at $6.09 per share, priced at-the-market under Nasdaq rules. In a concurrent private placement, the Company issued to such investors unregistered warrants to purchase up to 492,612 shares of common stock ("Common Warrants") at an exercise price of $5.84 per share. The Common Warrants are immediately exercisable and expire upon the earlier of (i) 24 months from issuance, (ii) a fundamental transaction, or (iii) a liquidation event. The Company also issued to Wainwright warrants to purchase 14,778 shares of common stock (the "Wainwright Warrants"), representing 6.0% of the shares sold in the Registered Offering. The Wainwright Warrants have substantially similar terms to the Common Warrants issued to investors in the same transaction, but with an exercise price of $7.6125 per share, which represents 125% of the offering price.

On June 24, 2025, the Company completed a private exchange transaction with selected accredited investors (the "Participating Investors"), issuing approximately $2.57 million aggregate principal amount of new 6% convertible promissory notes (the "Replacement Notes") in exchange for the cancellation of the March 2025 Convertible Notes held by such Participating Investors (the "Note Exchange Transaction"). The Replacement Notes would mature on January 30, 2026, bore interest at 6% per annum, and were immediately convertible at the option of the holders into up to 481,150 shares of the Company's common stock at a conversion price of $5.535 per share for non-Insiders and $5.555 per share for Insiders, subject to adjustment for customary stock dividend, stock split, stock combination or other similar transactions; provided, however, that (a) no conversion shares may be issued to a noteholder who was an Insider unless the stockholder approval was obtained by the Company in accordance with Nasdaq Listing Rules 5635(c) and 5635(d), and (b) the total cumulative number of conversion shares that may be issued to a noteholder who was not an Insider, together with any shares of Common Stock issued to (i) such noteholder upon exercise of the New Warrants issued to such noteholder and (ii) the other Participating Investors in the same series of transactions as the Replacement Notes, may not exceed the requirements of The Nasdaq Capital Market (including the rules related to the aggregation of offerings under Nasdaq Listing Rule 5635(d), if applicable) (the "Issuance Cap"), unless the stockholder approval was obtained by the Company to issue more than the Issuance Cap. The Company also issued warrants to purchase common stock (the "New Warrants") and agreed to file a registration statement for the resale of the related conversion shares and warrant shares.

In connection with the Note Exchange Transaction, the Company issued to the Participating Investors New Warrants to purchase up to an aggregate of 928,582 shares of common stock (the "New Warrant Shares") with an initial exercise price equal to $2.70, subject to adjustment for reclassification of the common stock, non-cash dividend, stock split, reverse stock split or other similar transaction. The New Warrants would be exercisable immediately upon the Initial Exercise Date (as define therein) and would expire on the earlier of (i) 18 months from the date of issuance, (ii) the consummation of a fundamental transaction and (iii) the consummation of a liquidation event; provided, however, that no New Warrant Shares may be issued to a holder unless the stockholder approval was obtained by the Company in accordance with Nasdaq Listing Rules 5635(c) and/or 5635(d), as applicable.

All of the securities issued in the Note Exchange Transaction were offered and sold in reliance upon the exemption from registration provided under Section 3(a)(9) of the Securities Act.

On June 27, 2025, the Company entered into a privately negotiated exchange agreements (the "Iliad Series M Exchange Agreement" and the "Streeterville Series M Exchange Agreement") with Iliad and Streeterville, pursuant to which Company issued 170 shares and 90 shares of Series M Preferred Stock to Iliad and Streeterville, respectively, in exchange for a $4,250,000 reduction in the outstanding balance of the October 2020 Purchase Agreement and a $2,250,000 reduction in the outstanding balance of the August 2022 Royalty Interest, respectively. The shares of Series M Preferred Stock were issued in reliance on the exemption from registration provided under Section 3(a)(9) of the Securities Act.

On or around September 9, 2025, the Company entered into securities purchase agreements (each a "PIPE Purchase Agreement" and collectively, the "PIPE Purchase Agreements") with certain investors named therein (collectively, the "Purchasers"), pursuant to which the Company issued and sold to the Purchasers in a private placement an aggregate of approximately 951 shares of Series N Preferred Stock, for an aggregate purchase price of approximately $2.38 million. The shares of Series N Preferred Stock were issued in reliance upon exemptions from registration pursuant to 4(a)(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder.

On September 28, 2025, the Company entered into a securities purchase agreement (the "Purchase Agreement") with Brown Stone Capital Limited ("Brown Stone"), pursuant to which the Company issued and sold to Brown Stone (i) 161,583 shares of common stock and (ii) 479,442 pre-funded warrants (the "Pre-Funded Warrants") to purchase shares of the Company's common stock (the "Pre-Funded Warrant Shares" and together with the Shares and the Pre-Funded Warrants, the "Securities"). The Securities were offered and sold in reliance upon exemptions from registration pursuant to Section 4(a)(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder.

On September 30, 2025, the Company entered into a privately negotiated exchange agreement with Streeterville. Pursuant to this agreement, the Company issued 286,532 shares of common stock to Streeterville in exchange for a $600,000 reduction in the outstanding balance of the royalty interest held by Streeterville. The shares of common stock that were issued in this exchange transaction were issued in reliance on the exemption from registration provided under Section 3(a)(9) of the Securities Act.

On November 17, 2025, the Company entered into a privately negotiated exchange agreement with Streeterville, pursuant to which the Company issued an aggregate of 361,271 shares of common stock to Streeterville in exchange for 25 outstanding shares of Series M Preferred Stock held by Streeterville. Upon completion of such exchange transaction, the exchanged Series M Preferred Stock were cancelled and retired. The common stock were issued in reliance on the exemption from registration provided under Section 3(a)(9) of the Securities Act.

On December 9, 2025, the Company entered into a privately negotiated exchange agreement with Iliad (the "First Exchange Agreement"), pursuant to which the Company issued (i) 400,000 shares (the "First Exchange Shares") of common stock and (ii) a pre-funded common stock purchase warrant to purchase 1,304,545 shares of common stock (the "First Pre-Funded Warrant") to Iliad in exchange for 75 shares of Series M Preferred Stock held by Iliad (the "First Exchange Transaction"). Upon completion of the First Exchange Transaction, such 75 shares of Series M Preferred Stock were cancelled and retired.

On December 11, 2025, the Company entered into another privately negotiated exchange agreement with Iliad (the "Second Exchange Agreement" and together with the First Exchange Agreement, collectively the "Exchange Agreements"), pursuant to which the Company issued (i) 40,000 shares of common stock (the "Second Exchange Shares" and together with the First Exchange Shares, collectively the "Exchange Shares") and (ii) a pre-funded common stock purchase warrant to purchase 304,827 shares of common stock (the "Second Pre-Funded Warrant" and together with the First Pre-Funded Warrant, collectively the "Pre-Funded Warrants") to Iliad in exchange for 16 shares of Series M Preferred Stock held by Iliad (the "Second Exchange Transaction"). Upon completion of the Second Exchange Transaction, such 16 shares of Series M Preferred Stock were cancelled and retired.

Each of the Pre-Funded Warrants is exercisable in part or in full immediately at an exercise price of $0.001 per share, and may be exercised at any time until such Pre-Funded Warrant is exercised in full. The Pre-Funded Warrants provide that the number of shares that may be exercised shall be limited to ensure that, following such exercise, the number of shares of Common Stock beneficially owned by the holder, together with its affiliates and certain related parties, does not exceed 9.99% of the total number of shares of common stock then issued and outstanding.

Other than equity securities issued in transactions disclosed above and on our Current Report on Form 8-K filed with the SEC on February 4, 2025 and March 26, 2025, May 2, 2025, May 15, 2025, May 22, 2025, June 24, 2025, June 30, 2025, September 11, 2025, October 1, 2025, October 3, 2025, November 19, 2025, and December 12, 2025, and on Form 8-K/A on April 25, 2025, there were no unregistered sales of equity securities during the period. Refer to Item 16. Subsequent Events for subsequent sales of unregistered securities.

The offers, sales, and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 3(a)(9) of the Securities Act, Section 4(a)(2) of the Securities Act, or Regulation D or Regulation S promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business, or other relationships, to information about us.

ITEM 6. SELECTED FINANCIAL DATA

Not Applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our financial statements and the related notes appearing elsewhere in this report.

Overview

Jaguar Health, Inc. ("Jaguar"), in conjunction with Jaguar family company Napo Pharmaceuticals, Inc. ("Napo"), develops novel proprietary prescription drugs sustainably derived from plants for people with complicated gastrointestinal ("GI") disease states. Jaguar family companies Napo and Napo Therapeutics, S.p.A., an Italian corporation Jaguar established in Milan, Italy in 2021, are focused on expanding global crofelemer access and are developing new therapies for orphan and rare GI conditions. Jaguar Animal Health is a Jaguar tradename. Magdalena Biosciences, a joint venture formed by Jaguar and Filament Health Corp., is focused on developing novel prescription medicines derived from plants for mental health indications.

Jaguar was founded in San Francisco, California, as a Delaware corporation on June 6, 2013 ("inception"). The Company was a majority-owned subsidiary of Napo until the close of the Company's initial public offering on May 18, 2015. The Company was formed to develop and commercialize first-in-class prescription and non-prescription products for companion animals. On July 31, 2017, Jaguar completed a merger with Napo pursuant to the Agreement and Plan of Merger dated March 31, 2017, by and among Jaguar, Napo, Napo Acquisition Corporation ("Merger Sub"), and Napo's representative (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, upon the completion of the merger, Merger Sub merged with and into Napo, with Napo surviving as the wholly owned subsidiary (the "Merger" or "Napo Merger"). Immediately following the Merger, Jaguar changed its name from "Jaguar Animal Health, Inc." to "Jaguar Health, Inc." Napo now operates as a wholly owned subsidiary of Jaguar focused on human health, including the ongoing development of crofelemer and commercialization of Mytesi.

Napo's crofelemer 125 mg delayed-release tablets (Mytesi) is an FDA-approved prescription drug for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. In January 2026, following Napo's entry into a US licensing agreement with an affiliate of privately held Future Pak, LLC ("Future Pak"), Future Pak became the exclusive marketer for Mytesi as well as the tablet formulation for animal health, Canalevia-CA1, which is Jaguar's crofelemer prescription drug for the treatment of chemotherapy-induced diarrhea in dogs. Jaguar was provided with $16 million of non-dilutive capital in January 2026 upon closing of the agreement with Future Pak, with an additional $2 million due to Jaguar upon completion of post-closing conditions. Per the terms of the agreement, Jaguar also has the opportunity to receive up to $20 million in milestone payments and other future payments. Jaguar will continue to manufacture crofelemer for Mytesi and Canalevia-CA1 for Future Pak. Mytesi and Canalevia-CA1 are both delayed-release tablet formulations of crofelemer.

In May 2025, Napo conducted a Type C Meeting with the Division of Gastroenterology at the FDA to discuss the responder analysis results of crofelemer in the cohort of breast cancer patients receiving targeted therapies with or without cytotoxic chemotherapy for prophylaxis of diarrhea from the company's pivotal OnTarget Phase 3 clinical trial. OnTarget was a 24-week (two 12-week stages), randomized, multicenter, placebo-controlled, double-blind global study to evaluate the safety and efficacy of crofelemer in diarrhea prophylaxis in adult solid tumor patients receiving targeted therapies with or without standard chemotherapy. As previously announced, the top line results from the OnTarget study showed that the trial did not meet its primary endpoint for the prespecified analysis of all tumor types and all targeted therapies. As previously announced, in the prespecified subgroup of patients with breast cancer, crofelemer showed statistically significant improvement in the monthly responder analysis. Breast cancer patients represent one of the largest group of adult patients with solid tumors with patients often remaining on targeted therapy over prolonged periods in both adjuvant and metastatic settings.

The results in the cohort of patients with breast cancer are based on responder analysis, as was also the primary endpoint in the pivotal Phase 3 ADVENT trial that led to FDA approval of crofelemer for its currently commercialized indication, under the brand name Mytesi, for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. Patients with breast cancer accounted for 183 of the 287 participants in the OnTarget clinical trial, and the results of responder analysis for patients with breast cancer were the subject of a poster presentation at the Multinational Association of Supportive Care in Cancer (MASCC) in Seattle in June 2025.

A greater proportion of patients with breast cancer randomized to the crofelemer arm were monthly responders for the entire 3-month period of the OnTarget study. This research underscores the potential of crofelemer for prophylaxis of cancer therapy-related diarrhea (CTD) in adult patients with breast cancer receiving targeted therapies with or without chemotherapy.

As previously announced, it has been reported that patients with cancer-related diarrhea ("CRD") were 40% more likely to discontinue chemotherapy or targeted therapy than patients without CRD. The persistence of index cancer therapy and the time to switch were also lower for patients with CRD. Strategies to control CRD and continue cancer therapy are urgently needed. Furthermore, it has been reported that patients with CRD used significantly more resources, including outpatient services, emergency room visits, and hospitalizations. Effective prevention of CRD provides an untapped market opportunity to reduce the overall cost of cancer care. Findings from studies have indicated that patients with CRD had nearly 2.9 times higher all-cause total cost of care than patients without CRD after adjusting for covariates. Thus, prophylaxis of CRD is expected to result in a significant reduction in cancer treatment costs.

Napo also participated in an in-person Type C Meeting on May 28, 2025 with the Division of Gastroenterology of the FDA to discuss these statistically significant responder analysis results for adult patients with breast cancer in the OnTarget trial. Napo proposed two concurrent potential approaches during the meeting for potentially making crofelemer available to metastatic breast cancer patients with the significant unmet medical need of CTD: 1) proposed conduct of a pivotal treatment trial to facilitate approval of crofelemer for CTD in patients with metastatic breast cancer; and 2) the conduct of an expanded access program for treatment of breast cancer patients with CTD who may not be eligible for the planned phase 3 treatment trial, by including breast cancer patients in the adjuvant and neoadjuvant settings. The FDA formally acknowledged both of these key discussion points in correspondence to Napo, and Napo plans to submit a protocol to the FDA for a pivotal treatment trial for metastatic breast cancer patients using crofelemer.

In the second half of 2026, based on discussions with the FDA in May 2025, the company plans to submit to the FDA the final clinical study report (CSR) for the OnTarget trial together with additional details of the responder analysis in the cohort of breast cancer patients, along with a patient survey evaluating clinically meaningful reductions in the frequency of weekly loose/watery stools for patients metastatic cancer patients receiving targeted therapies with or without standard chemotherapy. The currently estimated US metastatic breast cancer population potentially also qualifies as an orphan population, in alignment with the Company's core focus on orphan diseases. The Company therefore intends to request orphan drug designation from the FDA for the CTD indication in this population. Given crofelemer's novel and paradigm-shifting physiological mechanism of action, the Company also plans to seek Fast Track designation from the FDA to support potentially expedited regulatory review and potential approval in the US for crofelemer for CTD in metastatic breast cancer patients.

Napo is developing a novel, highly concentrated lyophilized crofelemer powder for oral solution for its prioritized focus on intestinal failure (IF) for the treatment of the ultrarare pediatric disorder, microvillus inclusion disease (MVID), and short bowel syndrome with intestinal failure (SBS-IF). Crofelemer oral powder for solution formulation is a paradigm-shifting and first-in-class drug for the development of novel therapies for these serious unmet medical conditions. This lyophilized oral powder for solution is in advanced clinical development with near-term New Drug Application (NDA) opportunity for MVID and rapid time to market for this potentially breakthrough drug. The lyophilized crofelemer powder for solution has a unique IP position with a long period of exclusivity due to the botanical origin of the drug.

Intestinal failure (IF) is a debilitating condition that often requires patients to receive life-sustaining fluids, electrolytes and nutrients through intravenous administration, which consists of total parenteral nutrition (TPN) with supplemental intravenous fluids, which together constitute parenteral support (PS). Many intestinal failure patients require PS up to 7 days a week, and sometimes for 20 hours or more per day. While crucial for IF patients, PS is associated with significant toxicities to patients, similar to some toxicities associated with chemotherapy, often causing serious health problems including infections, metabolic complications, and liver and kidney function problems. These symptoms may emerge at any time in intestinal failure patients and often become life-threatening.

MVID is an ultrarare, fatal pediatric disorder with around 200 patients in the US and EU combined. There are currently no approved therapies and only lifelong PS, making it one of the most serious unmet medical needs in pediatric patients due to the lethal natural history of the disease. Crofelemer's unique physiological mechanism of modulating intestinal chloride ion secretion results in normalizing electrolyte and fluid balance in the gastrointestinal (GI) tract which reduces the need for electrolyte and fluid requirements through PS. Since MVID patients lack a brush border membrane, this physiological MOA addresses the pathophysiology of MVID, and represents a paradigm-shifting therapy for reduction of PS, which would potentially reduce TPN- and MVID-related comorbidities and improve clinical outcomes.

SBS-IF affects an estimated 12,000 patients in the US. SBS-IF patients without colon-in-continuity have poor prognosis with significant comorbidities associated with life-sustaining PS and disease pathology. Despite availability of GLP-2 therapies, which require intestinal adaptation of 2-3 years following abdominal surgery in a subset of SBS-IF patients, PS remains the life-sustaining standard of care for these patients. Novel crofelemer powder for oral solution is a first-in-class paradigm-shifting therapy which does not require intestinal adaptation and can be initiated within 6-12 months after surgery upon stabilization of PS. Since it is not a growth hormone, it can be used in SBS-IF patients who have had abdominal surgery due to cancer, mesenteric etiologies, and inflammatory bowel conditions such as Crohn's disease and colitis. Furthermore, crofelemer, due to its unique physiological MOA of modulating intestinal chloride ion secretion for maintaining electrolyte and fluid balance, can be used in combination with GLP-2 analogs as well as in patients who are either intolerant or for whom GLP-2 is contraindicated.

SBS affects approximately 10,000 to 20,000 people in the US, according to the Crohn's & Colitis Foundation, and it is estimated that the population of SBS patients in Europe is approximately the same size, and the US population of SBS-IF patients was estimated at 12,000 patients in 2021 in a well-done epidemiology study. Despite limited treatment options, the global market for SBS was valued at $2 billion in 2024 and is projected to reach $6.4 billion by 2030, according to a report by ResearchAndMarkets.com. MVID is an ultrarare pediatric disease, with an estimated prevalence of a couple of hundred patients globally. Jaguar estimates that the global market size for MVID therapies is in the range of $50 million to $100 million, based on market research with key opinion leaders (KOLs) and payers.

Crofelemer was granted Orphan Drug Designation ("ODD") by the FDA in February 2023 for MVID, an ultra-rare congenital diarrheal disorder ("CDD"), and granted ODD for MVID by the European Medicines Agency ("EMA") in October 2022. Crofelemer was granted ODD for short bowel syndrome ("SBS") by the EMA in December 2021 and by the FDA in August 2017. In August 2023, the FDA activated Napo's Investigational New Drug ("IND") application for a new crofelemer powder for oral solution formulation for the treatment of MVID.

The Orphan Drug Act ("ODA") in the US grants special status to a small molecule drug or biological product to treat a rare disease or condition upon request of a sponsor. This status is referred to as ODD (or sometimes "orphan status"). ODD qualifies the drug's sponsor for various development incentives, including tax credits for qualified clinical testing and relief of filing fees. Additionally, the ODA provides a seven-year period of marketing exclusivity to the first sponsor who obtains marketing approval for a designated orphan drug. In the EU, receipt of ODD supports some specific regulatory pathways, and sponsors who obtain ODD for their drug can benefit from Scientific Advice from the EMA for clinical trials for the orphan indication and receive market exclusivity for a period of ten years once the medicine is approved for commercialization.

Napo is currently supporting multiple proof-of-concept (POC) investigator-initiated trials (IIT), and also conducting two pivotal clinical trials, of crofelemer powder for oral solution for MVID and SBS-IF in the US, European Union (EU), and/or Middle East. The Company's trial to evaluate the safety and efficacy of crofelemer powder for oral solution in pediatric MVID patients is ongoing at multiple sites. Napo Therapeutics is conducting a Phase 2 study in adult SBS-IF patients at multiple clinical sites in Italy and Germany. An open label IIT is ongoing in pediatric IF patients with MVID and/or SBS in Abu Dhabi in the United Arab Emirates. Groundbreaking results from pediatric IF patients with MVID and SBS-IF were presented at North American Society for Pediatric Gastroenterology, Hepatology and Nutrition (NASPGHAN 2025) in Chicago. The study showed that the liquid formulation of crofelemer powder resulted in a reduction of parenteral support (PS) of up to 37% in a pediatric MVID patient who has remained on crofelemer therapy for >1 year. PS reductions of up to 15.6% were observed in two pediatric SBS-IF patients who have also remained on crofelemer oral liquid treatment for >1 year.

Napo is also supporting an IIT in the US to evaluate crofelemer powder for oral solution for treatment of adult SBS-IF patients. The Company plans to pursue approval of crofelemer powder for oral solution for MVID in the US following the completion of the pivotal pediatric MVID trial. In accordance with the guidelines of specific EU countries, published data from such clinical investigations could support reimbursed early patient access to crofelemer for these debilitating IF conditions. Participation in early access programs, which do not exist in the US, provides an opportunity for reimbursement while impacting the morbidity and high cost of care for these chronic unmet needs. Additionally, the Company expects that if even just a very small number of MVID patients show benefit with crofelemer, this may potentially allow expedited pathways for regulatory approval in the US. Napo Therapeutics plans to pursue the opportunity for crofelemer powder for oral solution for PRIME designation, a European Medicines Agency (EMA) program providing enhanced interaction and early dialogue with drug developers of novel medicines targeting unmet medical needs. In the US, Napo plans to pursue Breakthrough Therapy Designation (BTD) from the FDA. If a drug is designated as breakthrough therapy, the FDA will expedite the review timeline for the drug.

In addition, a second-generation proprietary anti-secretory antidiarrheal drug ("NP-300") is in development for symptomatic relief and treatment of moderate-to-severe diarrhea, with or without concomitant antimicrobial therapy, from bacterial, viral, and parasitic infections, including Vibrio cholerae, the bacterium that causes cholera. This program is being pursued with the potential targeted incentive of a tropical disease review voucher from the FDA.

In keeping with the Company's focus on supportive care for patients undergoing cancer treatment, Jaguar in April 2024 signed an exclusive 5-year in-license agreement with United Kingdom-based Venture Life Group PLC ("Venture Life"), an international consumer health company focused on the global self-care market, for Venture Life's FDA-approved oral mucositis prescription product, Gelclair, for the US market. In October 2024, Jaguar initiated the commercial launch of Gelclair, the Company's third commercialized prescription product, in the US.

Oral mucositis is among the most common, painful, and debilitating cancer treatment-related side effects. Gelclair is a gel with a mechanical action indicated for the management of pain and relief of pain by adhering to the mucosal surface of the mouth. It coats and protects the oral mucosa, which supports healing. Gelclair is convenient and easy to use, provides rapid and long-lasting pain relief, and improves the ability of oral mucositis patients to eat, drink, and swallow. Unlike other products for oral mucositis, it is not a numbing agent and does not sting the mouth.

In January 2023, Jaguar and Filament Health, with funding from One Small Planet, formed the US-based joint venture Magdalena Biosciences ("Magdalena"). Magdalena's focus is on the development of novel, natural prescription medicines derived from plants for mental health indications, including, initially, attention-deficit/hyperactivity disorder ("ADHD") in adults. The goal of the collaboration is to extend the botanical drug development capabilities of Jaguar and Filament in order to develop pharmaceutical-grade, standardized drug candidates for mental health disorders and to partner with a potential future licensee to develop and commercialize these novel plant-based drugs. This venture aligns with Jaguar's Entheogen Therapeutics Initiative (ETI) and Filament's corporate mission to develop novel, natural prescription medicines from plants. Magdalena is leveraging Jaguar's proprietary medicinal plant library and Filament's proprietary drug development technology. Jaguar's library of 2,300 highly characterized medicinal plants and 3,500 plant extracts, all from firsthand ethnobotanical investigation by Jaguar and members of the ETI Scientific Strategy Team. Magdalena is currently approximately 40-percent owned by Jaguar.

In the field of animal health, Jaguar Animal Health is continuing limited activities related to developing first-in-class gastrointestinal products for dogs. In December 2021, the Company received conditional approval from the FDA to market Canalevia-CA1 (crofelemer delayed-release tablets) for the treatment of chemotherapy-induced diarrhea (CID) in dogs. The FDA conditionally approved Canalevia-CA1 under application number 141-552. Conditional approval allows for product commercialization while Jaguar Animal Health continues to collect the substantial evidence of effectiveness required for full approval. We have received a Minor Use in a Major Species ("MUMS") designation from the FDA for Canalevia-CA1 to treat CID in dogs. FDA has established a "small number" threshold for minor use in each of the seven major species covered by the MUMS Act. The small number threshold is currently 80,000 for dogs, representing the largest number of dogs that can be affected by a disease or condition over the course of a year and still have the use qualify as a minor use.

As announced, the Company plans to pursue approval from the EMA's Committee for Veterinary Medicinal Products ("CVMP") for Canalevia in the European Union for treatment of general diarrhea in dogs. Jaguar's primary objective for Canalevia is to identify a partner with which to collaborate to achieve our three parallel goals for the drug: Obtain approval in the EU for Canalevia for treatment of general diarrhea in dogs based on existing Jaguar study data; maintain continuity of availability in the US of Canalevia for treatment of CID in dogs; and to expand the US indication from CID in dogs to treatment of general diarrhea in dogs.

Napo completed its requisite preclinical and formulation activities to support the IND application for NP-300, its second-generation, plant-based oral prescription drug product, for clinical development for the symptomatic relief and treatment of moderate-to-severe diarrhea, with or without concomitant antimicrobial therapy, from bacterial, viral and parasitic infections including Vibrio cholerae, the bacterium that causes cholera. Following the completion of the Phase 1 trial, the Company will be positioned to initiate the next stage of our clinical development program for cholera-related diarrhea when our development team has the requisite resources and bandwidth to initiate the additional required trials.

Cholera produces a devastating loss of electrolytes and fluid in patients, and without appropriate reduction in loss of fluid and electrolytes, patients experience significant hospitalization and mortality. NP-300 provides the opportunity to treat cholera patients in combination with oral rehydration salts ("ORS") and the recommended guidelines from the World Health Organization ("WHO") for the use of appropriate antibiotics to reduce the burden of the pathogen. Appropriate preclinical toxicity studies and formulation development activities are ongoing to support the conduct of clinical studies with NP-300.

Napo received partial financial support for preclinical services from the National Institute of Allergy and Infectious Diseases ("NIAID") of the National Institutes of Health, and Napo is grateful for their support of NP-300's development.

Cholera is an acute diarrheal illness caused by intestine infection with the bacterium Vibrio cholerae. According to the Centers for Disease Control and Prevention of the US Department of Health & Human Services, an estimated 1.3 to 4 million people around the world get cholera each year, and 21,000 to 143,000 people die from it. The infection is often mild or without symptoms but can sometimes be severe. Approximately one in ten infected persons will have severe disease characterized by profuse, watery diarrhea, vomiting, and leg cramps. In these people, rapid loss of body fluids leads to dehydration and shock. Without treatment, death can occur within hours. Cholera is now endemic in many countries outside the US. From January 1, 2024 to July 28, 2024, a cumulative total of 307,433 cholera cases and 2,326 deaths were reported from 26 countries across five World Health Organization (WHO) regions. WHO classified the global resurgence of cholera as a grade 3 emergency in January 2023, the highest internal level for emergencies in WHO. Based on the number of outbreaks and their geographic expansion, alongside the shortage of vaccines and other resources, WHO continues to assess the risk at the global level as very high and the event remains classified as a grade 3 emergency.

We expect that NP-300 could be significantly less expensive and would support development efforts to receive a tropical disease priority review voucher ("TDPRV") from the FDA for an indication of the symptomatic treatment of diarrhea from acute infections such as cholera. The FDA grants priority review vouchers as an incentive to develop treatments for neglected diseases and rare pediatric diseases. Priority review vouchers are transferable and, in past transactions by other companies, have sold for prices ranging from $60 million to $350 million. The NP-300 program is paired with funding from a promissory note related to the potential future sale of a possible TDPRV.

Napo has actively ensured that its intellectual property ("IP") filings in support of the development of crofelemer for various proposed indications are protected appropriately. The IP portfolio for crofelemer includes the relief and treatment of HIV-associated diarrhea and CID as well as planned indications for inflammatory diarrhea, IBS-D, CDD, and SBS, with all indications, Napo prioritizes IP protection. Napo currently holds approximately 195 patents, the majority of which do not expire until 2027-2031.

Napo and Napo Therapeutics remain focused on the development of crofelemer powder for solution for the rare disease indications of MVID and SBS-IF. Our management team has significant experience in gastrointestinal product development. We have assembled an impressive group of scientific advisory board ("SAB") members who work closely with the Chair of Jaguar's Scientific Advisory Board, Dr. Pravin Chaturvedi, who also serves as the Chief Scientific Officer ("CSO") of Jaguar.

We believe Jaguar is poised to realize the opportunities for the commercialization of crofelemer powder for oral solution for our IF programs from MVID and SBS-IF. Jaguar, through Napo, holds global unencumbered rights for crofelemer.

Financial Operations Overview

On a consolidated basis, we have not yet generated enough revenue to date to achieve break-even or positive cash flow, and we expect to continue to incur significant research and development and other expenses. Our net comprehensive losses were $54.4 million and $39.0 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had total stockholders' deficit of $18.7 million, an accumulated deficit of $399.9 million, an accumulated other comprehensive loss of $833,000 and cash of $968,000. We expect to continue to incur losses, and experience increased expenditures for the foreseeable future as we expand our product development activities, seek necessary approvals for our product candidates, conduct species-specific formulation studies for our non-prescription products, establish API manufacturing capabilities and begin additional commercialization activities. Payments of cash compensation to directors under the Director Compensation Program for the year ended December 31, 2025 amounted to $431,000.

Revenue

Our product and collaboration revenue consists of the following:

- Revenues from the sale of our human drug Mytesi, which is sold through distributors and wholesalers and specialty pharmacies.

- Revenues from the sale of our animal products branded as Canalevia-CA1, Neonorm Calf and Neonorm Foal. Our Canalevia-CA1, Neonorm and botanical extract products are primarily sold to distributors, who then sell the products to the end customers.

- Revenues from the license agreement made with Gen Ilac Ve Saglik Urunleri Sanayi Ve Ticaret, A.S., ("Gen" or "Licensee") from which all finished Mytesi are sold in the licensed territory.

- Revenues from a 5-year in-license agreement with United Kingdom-based Venture Life, from which the Company was granted the exclusive rights to market Venture Life's FDA-approved oral mucositis prescription product, Gelclair, within the US market.

- Our policy typically permits returns if the product is damaged, defective, or otherwise cannot be used when received by the customer if the product has expired. Returns are accepted for product that will expire within six months or that have expired up to one year after their expiration dates. Estimates for expected returns of expired products are based primarily on an ongoing analysis of our historical return patterns.

See "Results of Operations" below for more detailed discussion on revenues.

Cost of Product Revenue

The cost of revenue consists of direct drug substance and drug product materials expenses, direct labor, distribution fees, royalties, and other related expenses associated with the sale of our products.

Research and Development

Research and development ("R&D") expenses consist primarily of clinical trial expenses and contract manufacturing costs, personnel and related benefits, stock-based compensation, employee travel, and reforestation expenses. Clinical and contract manufacturing expenses consist primarily of costs for executing clinical study protocols for safety and efficacy together with evaluating the stability, and manufacturing costs for crofelemer delayed-release tablets as well as crofelemer drug substance from Alivus an outsourced, FDA-approved crofelemer API provider in India. It also includes expenses with a third-party provider for transferring the Mytesi manufacturing process and the related feasibility and validation activities at a contract manufacturing facility in the US.

We capitalize certain tangible research and development materials, such as API and intermediate lyophilized products, that have a probable alternative future use. We reclassify and expense these materials as R&D expense when they are consumed in research activities or become specifically dedicated to a clinical trial. The determination of when materials are "specifically dedicated" to a clinical trial is a critical accounting estimate because it requires significant management judgment. We evaluate dedication based on several factors, including the finalization of clinical protocols, trial-specific labeling requirements, and the initiation of trial-specific manufacturing or packaging runs. If management's judgment regarding the timing or probability of clinical trial commencement were to change, it could result in the immediate expensing of significant capitalized balances. A material delay or change in clinical strategy could result in the recognition of substantial R&D expenses in a single period, which could materially impact our reported results of operations.

We typically use our employee and infrastructure resources across multiple development programs. We track outsourced development costs by prescription drug product candidate and non-prescription product, and we track personnel or other internal costs related to the development of specific programs or development compounds.

As of December 31, 2025, the Company has incurred approximately $25.0 million on its primary R&D projects. The timing and amount of our research and development expenses will depend largely upon the outcomes of current and future trials for our prescription drug product candidates, as well as the related regulatory requirements, the outcomes of current and future species-specific formulation studies for our non-prescription products, manufacturing costs and any costs associated with the advancement of our line extension programs. We cannot determine with certainty the duration and completion costs of the current or future development activities. The total project costs remain uncertain due to regulatory and clinical trial complexities. Management continues to monitor timelines closely to address any risks that could impact timely project completion and future operations.

The duration, costs and timing of trials, formulation studies and development of our prescription drug and non‑prescription products will depend on a variety of factors, including:

- the scope, rate of progress, and expense of our ongoing, as well as any additional clinical trials, formulation studies and other research and development activities;

- future clinical trial and formulation study results;

- potential changes in government regulations; and

- the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a prescription drug product candidate or non‑prescription product could mean a significant change in the costs and timing associated with our development activities.

Research and development expenses decreased following the completion of the in-life portion of the Phase 3 OnTarget Trial in first half of 2025. During the second half of 2026, the Company will submit clinical study report (CSR) and new protocols for the additional phase 3 clinical trial of crofelemer delayed-release tablets for the treatment of diarrhea in adult patients with metastatic breast cancer. Following FDA clearance for this new study in metastatic breast cancer patients, the costs associated with the clinical trial conduct will incur in the succeeding months in 2026.

Materials expense and tree planting refers to the Company's ongoing environmental costs related to the sustainable sourcing of crofelemer and reforestation activities in the Amazon Rainforest. These expenses include capital investments in seedling nurseries and tree planting. As of December 31, 2025, no significant non-recurring environmental remediation costs are anticipated. The Company continues to monitor its environmental impact and may incur future costs as needed.

Sales and Marketing Expense

Sales and marketing expenses consist of personnel and related benefits, stock-based compensation, direct sales and marketing, employee travel, and management consulting expenses. We currently incur sales and marketing expenses to promote Mytesi and Gelclair. We do not have significant marketing or promotional expenses related to Canalevia-CA1 and Neonorm Calf or Neonorm Foal for the years ended December 31, 2025 and 2024.

On January 12, 2026, Napo and the Company, entered into a license agreement with Woodward Specialty LLC ("Woodward"), an affiliate of Future Pak, LLC ("Future Pak"), and Future Pak, pursuant to which, Napo (a) granted to Woodward an exclusive, nontransferable, sublicensable, royalty-free right and license (subject to certain exceptions as set forth in the License Agreement) under the Napo Mytesi Patents (as defined in the License Agreement) to sell, offer for sale, have sold, make, have made, promote, distribute and otherwise commercialize the Mytesi Product and the Canalevia Product. Thus, we expect no sales and marketing expenses for these products going forward.

General and Administrative Expense

General and administrative expenses consist of personnel and related benefit expense, stock‑based compensation expense, employee travel expense, legal and accounting fees, rent and facilities expense, and management consulting expense.

In the near term, we expect general and administrative expense to decrease as we focus on our pipeline development and market access expansion on our Intestinal Failure (IF) programs.

Interest Expense

Interest expense consists primarily of non-cash and cash interest costs related to our borrowings.

Change in Fair Value of Financial Instruments and Hybrid Instrument Designated at Fair Value Option

Change in fair value of freestanding and hybrid financial instruments designated at Fair Value Option consists of gain or loss recognized related to fair values changes of our instruments designated at FVO.

Gain (Loss) on Debt Extinguishment

Gain (loss) on debt extinguishment consists of gain (loss) incurred related to the exchanges resulting from the extinguishment of our borrowings.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles ("US GAAP") requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in the financial statements. Critical accounting policies are those accounting policies that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. While we base our estimates and judgments on our experience and on various other factors that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies used in the preparation of our financial statements require significant judgments and estimates. For additional information relating to these and other accounting policies, see Note 2 to the consolidated financial statements, appearing elsewhere in this report.

Potential Material Effects of Trends, Events, and Uncertainties

Inflation and the Inflation Reduction Act (IRA)

The Company continues to monitor the effects of ongoing inflationary pressures and the IRA, which became effective on January 1, 2023. Inflation has contributed to higher operating costs across the pharmaceutical industry, including increases in raw material prices, distribution expenses, and labor costs. These cost pressures have affected the Company's gross margins and may continue to do so in future periods.

For the year ended December 31, 2025, the only material impacts of IRA are a significant reduction in the Company's Medicare Part D rebates payable to CMS and a reduction in patients' out-of-pocket copays for their Mytesi prescriptions. Management continues to assess the evolving implications of the IRA on pricing, reimbursement, and research incentives.

Lease Commitments

As of December 31, 2025, the Company holds several lease agreements, including two San Francisco office leases: Suite 400 and Suite 600. Both offices comprise 10,526 rentable square feet, with each suite accounting for 5,263 square feet. Both leases began on September 1, 2021, with an original expiration date of August 31, 2024. The first amendment executed on December 24, 2021, initially extended both leases to February 28, 2025, with monthly rent escalating from $42,000 to $45,000 in the final year.

On October 25, 2023, the second amendment extended Suite 400's lease to August 31, 2030, increased its rentable area to 5,735 square feet, bringing the total leased area to 10,998 square feet, and established a new monthly rent for Suite 400 of $18,000. The second amendment did not affect Suite 600.

The third amendment executed on January 1, 2025, extended Suite 600's lease to August 31, 2030, aligning it with the lease term of Suite 400. It also revised Suite 600's rent to $24.00 per sq. ft., with 3% annual increases. The third amendment did not affect Suite 400.

Given these escalating lease commitments, particularly the planned increases in base rent and the uncertainties surrounding the potential exercise of extension options, the Company is focused on maintaining effective liquidity management strategies to address potential cash flow impacts. Moreover, fluctuations in occupancy rates or operational changes may affect the utilization of leased spaces, thereby influencing amortization expenses associated with right-of-use assets.

The Company regularly evaluates its lease portfolio and market conditions to make informed decisions regarding future lease renewals or new lease agreements. Effective management of these lease liabilities will be essential for ensuring operational flexibility and financial stability in the upcoming years.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes the Company's results of operations with respect to the items set forth in such table for the years ended December 31, 2025 and 2024, together with the change in such items in dollars and as a percentage.

(in thousands)	Year Ended December 31, 2025	2024	Variance	Variance %
Product revenue, net	$ 11,339	$ 11,560	$ (221)	(1.9)%
License revenue	172	129	43	33.3 %
Total revenue	11,511	11,689	(178)	(1.5)%
Operating expenses				
Cost of product revenue	3,774	1,955	1,819	93.0 %
Research and development	24,966	16,542	8,424	50.9 %
Sales and marketing	9,235	7,692	1,543	20.1 %
General and administrative	18,644	16,331	2,313	14.2 %
Impairment loss on indefinite-lived intangible assets	800	—	800	100.0 %
Total operating expenses	57,419	42,520	14,899	35.0 %
Loss from operations	(45,908)	(30,831)	(15,077)	48.9 %
Changes in fair value of freestanding and hybrid financial instruments designated at Fair Value Option	(6,266)	(9,485)	3,219	(33.9)%
Gain (loss) on extinguishment of debt	(1,799)	1,245	(3,044)	(244.5)%
Interest income (expense)	(67)	(231)	164	(71.0)%
Other income (expense)	43	51	(8)	(15.7)%
Loss before income tax expense	(53,997)	(39,251)	(14,746)	37.6 %
Income tax expense	—	—	—	— %
Net loss	$ (53,997)	$ (39,251)	$ (14,746)	37.6 %
Net loss attributable to noncontrolling interest	$ (563)	$ (759)	$ 196	(25.8)%
Deemed dividend to preferred stockholders	$ 141	$ —	$ 141	100.0 %
Net loss attributable to common stockholders	$ (53,575)	$ (38,492)	$ (15,083)	39.2 %

Revenue

Product revenue

Due to the Company's arrangements, including elements of variable consideration, gross product sales are reduced in order to reflect the expected consideration to arrive at net product sales. Deductions to reduce gross product sales to net product sales for the years ended December 31, 2025 and 2024 are as follows:

| (in thousands) | Year Ended December 31, | | | |
	2025	2024	Variance	Variance %
Gross product sales				
Mytesi	$ 15,002	$ 15,218	$ (216)	(1.4)%
Canalevia	148	160	(12)	(7.5)%
Gelclair	140	49	91	185.7 %
Neonorm	35	28	7	25.0 %
Total gross product sales	15,325	15,455	(130)	(0.8)%
Medicaid rebates	(2,705)	(2,564)	(141)	5.5 %
Sales discounts	(1,260)	(1,149)	(111)	9.7 %
Sales returns	(21)	(182)	161	(88.5)%
Net product sales	$ 11,339	$ 11,560	$ (221)	(1.9)%

Our gross product revenues were approximately $15.3 million and $15.5 million for the years ended December 31, 2025 and 2024, respectively. These figures reflect revenue from the sale of our human drug Mytesi, our animal products branded as Neonorm Calf and Neonorm Foal and exclusive distribution agreement for the sale of Gelclair.

The decrease in gross product revenue of $130,000 for the year ended December 31, 2025 compared to the same period in 2024, was primarily due to the decrease in sales volume of Mytesi and Canalevia-CA1. The Company launched Gelclair during the third quarter of 2024, and recognized $140,000 in revenue for the year ended December 31, 2025.

Medicaid and AIDS Drug Assistance Program ("ADAP") rebates were $2.7 million and $2.6 million for the years ended December 31, 2025 and 2024, respectively, an increase of $141,000 due to higher product utilization within the program coupled with changes in rebate agreements.

Sales discounts were $1.3 million and $1.1 million for the years ended December 31, 2025 and 2024, respectively, an increase of $111,000 due to changes in sales discount arrangements to various customers.

Sales returns were $21,000 and $182,000 for the years ended December 31, 2025 and 2024, respectively, a decrease of $161,000 due to the decrease in volume of sales returns.

License revenue

License revenues increased by $43,000 from $129,000 for the year ended December 31, 2024 to $172,000 in the same period in 2025, due to license agreement entered by the Company with GEN on March 18, 2024. The license revenue is recognized as the Licensee receives and consumes the benefits from the Company's performance of providing access to its intellectual property evenly over the license period of 5 years.

Cost of Product Revenue

(in thousands)	Year Ended December 31,		Variance	Variance %
	2025	**2024**		
Cost of Product Revenue				
Direct labor	$ 556	$ 896	$ (340)	(37.9)%
Material cost	903	796	107	13.4 %
Distribution fees	125	186	(61)	(32.8)%
Other	2,190	77	2,113	2,744.2 %
Total	$ 3,774	$ 1,955	$ 1,819	93.0 %

The increase in cost of product revenue of $1.8 million for the year ended December 31, 2025 compared to 2024 was primarily due to:

- Direct labor decreased by $340,000 from $896,000 for the year ended December 31, 2024 to $556,000 in the same period in 2025, due to a decrease in resources spent in testing and manufacturing of inventory.

- Material cost increased by $107,000 from $796,000 for the year ended December 31, 2024 to $903,000 in the same period in 2025, due to higher average unit cost of the bottle lot sold for Mytesi, which increased from approximately $89 in 2024 to $119 in 2025. Sales volume for Gelclair also increased during the current year, contributing to the overall increase in material cost.

- Distribution fees decreased by $61,000 from $186,000 for the year ended December 31, 2024 to $125,000 in the same period in 2025, due to the decrease in warehouse fees driven by the decrease in overall sales volume.

- Other costs of product revenue increased by $2.1 million from $77,000 for the year ended December 31, 2024 to $2.2 million in the same period in 2025, due to the increase in royalty expense related to the sales of Gelclair. The increase reflects a higher sales volume threshold for royalty calculations, which grew from $300,000 in 2024 to $2.6 million in 2025, forming the basis for royalty payments. In addition, the Company recorded a $2.0 million reserve of inventory related to adjusting inventory to its fair value at December 31, 2025.

Research and Development

The following table presents the components of R&D expense for the years ended December 31, 2025 and 2024, together with the change in such components in dollars and as a percentage:

(in thousands)	Year Ended December 31,		Variance	Variance %
	2025	**2024**		
Research and Development:				
Clinical and contract manufacturing	$ 15,964	$ 6,068	$ 9,896	163.1 %
Personnel and related benefits	5,994	6,713	(719)	(10.7)%
Materials expense and tree planting	338	345	(7)	(2.0)%
Stock-based compensation	269	711	(442)	(62.2)%
Travel and other expenses	220	204	16	7.8 %
Other	2,181	2,501	(320)	(12.8)%
Total	$ 24,966	$ 16,542	$ 8,424	50.9 %

The increase in R&D expense of $8.4 million for the year ended December 31, 2025 compared to 2024 was primarily due to:

- Clinical and contract manufacturing expenses increased by $9.9 million from $6.1 million for the year ended December 31, 2024 to $16.0 million in the same period in 2025. Certain assets associated with crofelemer lyophilization and clinical trial data were charged to expense, as these assets have no alternative future use. The remaining increase was attributable to the continued advancement of our clinical programs into later-stage development, resulting in higher clinical trial-related expenses and expanded contract manufacturing activities.

- Personnel and related benefits decreased by $719,000 from $6.7 million for the year ended December 31, 2024 to $6.0 million in the same period in 2025, due to a reduction in headcount and the absence of bonuses issued to clinical trial, research, and quality assurance staff during the year.

- Stock-based compensation expense decreased by $442,000 from $711,000 for the year ended December 31, 2024 to $269,000 in the same period in 2025, due to higher RSU cancellations and decline in fair value of newly granted options, despite the increase in higher options and RSUs granted during the current year.

- Other R&D expenses decreased by $320,000 from $2.5 million for the year ended December 31, 2024, to $2.2 million in the same period in 2025, as the Phase 3 On Target Clinical Trial concluded, reducing other expenses such as consulting, formulation, and regulation fees.

The following table presents the components of R&D expense per project for the years ended December 31, 2025 and 2024, together with the change in such components in dollars and as a percentage:

| (in thousands) | Year Ended December 31, | | Variance | Variance % |
	2025	2024		
Research and Development:				
Clinical trials on:				
Congenital diarrheal disorder (CDD) and microvillus inclusion disease (MVID)	$ 4,427	$ 1,747	$ 2,680	153.4 %
Cancer therapy-related diarrhea (CTD)	1,151	3,616	(2,465)	(68.2)%
Short bowel syndrome with intestinal failure ("SBS-IF")	936	982	(46)	(4.7)%
Canalevia-CA1 (crofelemer delayed-release tablets)	505	198	307	155.1 %
Canalevia - commercial	289	364	(75)	(20.6)%
Gelclair	184	201	(17)	(8.5)%
Cholera	57	204	(147)	(72.1)%
Entheogen Therapeutics Initiative (ETI)	23	95	(72)	(75.8)%
Irritable bowel syndrome ("IBS-D")	—	4	(4)	(100.0)%
General research and development activities	17,394	9,131	8,263	90.5 %
Total	$ 24,966	$ 16,542	$ 8,424	50.9 %

The increase in R&D expense of $8.4 million for the year ended December 31, 2025 compared to 2024 was primarily due to:

- CDD and MVID clinical trial expenses increased by $2.7 million from $1.7 million for the year ended December 31, 2024 to $4.4 million in the same period in 2025, due to increased clinical trial activities related to progression from Phase 2 into Phase 3 clinical trial stage for MVID.

- CTD clinical trial expenses decreased by $2.5 million from $3.6 million for the year ended December 31, 2024 to $1.2 million in the same period in 2025, as the Phase 3 OnTarget Clinical Trial concluded, reducing the clinical trial-related costs and external contract manufacturing services.

- Canalevia-CA1 clinical trial expenses increased by $307,000 from $198,000 for the year ended December 31, 2024 to $505,000 in the same period in 2025, due to additional clinical trial activities required to transition the product for final FDA approval.

- Commercial Canalevia clinical trial expenses decreased by $75,000 from $364,000 for the year ended December 31, 2024, to $289,000 in the same period in 2025, due to reduced research and clinical activities caused by reduced funding for the Canalevia program.

- Cholera clinical trial expenses decreased by $147,000 from $204,000 for the year ended December 31, 2024, to $57,000 in the same period in 2025, due to reduced research and clinical activities caused by reduced funding for the cholera program.

- ETI clinical trial expenses decreased by $72,000 from $95,000 for the year ended December 31, 2024, to $23,000 in the same period in 2025, due to the transfer of ETI research activities and assets to Magdalena Biosciences, Inc. (Magdalena).

- Other R&D expenses increased by $8.3 million from $9.1 million for the year ended December 31, 2024, to $17.4 million in the same period in 2025. The remaining increase was attributable to the continued advancement of our clinical programs into later-stage development, resulting in higher clinical trial-related expenses and expanded contract manufacturing activities.

Sales and Marketing

The following table presents the components of sales and marketing ("S&M") expense for the years ended December 31, 2025 and 2024, together with the change in such components in dollars and as a percentage:

(in thousands)	Year Ended December 31, 2025		2024		Variance		Variance %
Sales and Marketing:							
Personnel and related benefits	$	4,955	$	3,449	$	1,506	43.7 %
Direct marketing fees and expense		2,744		2,407		337	14.0 %
Stock-based compensation		111		149		(38)	(25.5)%
Other		1,425		1,687		(262)	(15.5)%
Total	$	9,235	$	7,692	$	1,543	20.1 %

The increase in S&M expense of $1.5 million for the year ended December 31, 2025 compared to 2024 was primarily due to:

- Personnel and related benefits increased by $1.5 million from $3.4 million for the year ended December 31, 2024 to $5.0 million in the same period in 2025, due to additional headcount for the Gelclair sales team after their product launch in 2024, resulting in increased cost of compensation, health benefits, and commissions paid.

- Other sales and marketing expenses decreased by $262,000 from $1.7 million for the year ended December 31, 2024 to $1.4 million in the same period in 2025, due to the absence of recruiting fees as no additional personnel hiring was required during the year and decreased consulting fees.

General and Administrative

The following table presents the components of general and administrative ("G&A") expense for the years ended December 31, 2025 and 2024, together with the change in such components in dollars and as a percentage:

(in thousands)	Year Ended December 31, 2025		2024		Variance		Variance %
General and Administrative:							
Personnel and related benefits	$	4,344	$	4,724	$	(380)	(8.0)%
Legal services		3,813		1,805		2,008	111.2 %
Depreciation and amortization		1,858		1,840		18	1.0 %
Public company expense		2,327		1,699		628	37.0 %
Third-party consulting services		1,414		1,380		34	2.5 %
Audit, tax and accounting services		717		737		(20)	(2.7)%
Lease expense		511		817		(306)	(37.5)%
Stock-based compensation		451		781		(330)	(42.3)%
Travel and other expenses		623		529		94	17.8 %
Other		2,586		2,019		567	28.1 %
Total	$	18,644	$	16,331	$	2,313	14.2 %

The increase in G&A expenses of $2.3 million for the year ended December 31, 2025 compared to 2024 was due primarily to:

- Personnel and related benefits decreased by $380,000 from $4.7 million for the year ended December 31, 2024 to $4.3 million in the same period in 2025, largely due to the bonus paid in 2024 and none in 2025.

- Legal services increased by $2.0 million from $1.8 million for the year ended December 31, 2024 to $3.8 million in the same period in 2025, due to corporate legal fees amounting to $1.3 million related to the licensing of Mytesi and Canalevia rights to Woodward Specialty, LLC. In addition, the overall increase in legal services is caused by $600,000 increase in compliance and legal costs associated with financing and public securities activities.

- Public company expenses increased by $628,000 from $1.7 million for the year ended December 31, 2024, to $2.3 million in the same period in 2025 due to higher investor and public relations activities related to funding activities undertaken by the officers of the Company.

- Lease expense decreased by $306,000 from $817,000 for the year ended December 31, 2024 to $511,000 in the same period in 2025, primarily reflecting the termination of Napo Thera's office lease during the second half of 2025.

- Stock-based compensation expense decreased by $330,000 from $781,000 for the year ended December 31, 2024 to $451,000 in the same period in 2025, due to higher RSU cancellations and decline in fair value of newly granted options, despite the increase in higher options and RSUs granted during the current year.

- Travel and other expenses increased by $94,000 from $529,000 for the year ended December 31, 2024 to $623,000 in the same period in 2025, due to higher international trips related to funding activities undertaken by the officers of the Company.

- Other general and administrative expenses increased by $567,000 from $2.0 million for the year ended December 31, 2024 to $2.6 million in the same period 2025, due to license fees related to Company's transition to new financial regulatory filing and financial compliance service provider. In addition, the overall increase in other general and administrative expenses is caused by higher Delaware franchise taxes, other licenses and fees.

Impairment Loss on Indefinite-lived Intangible Assets

The Company recognized an impairment loss on intangible assets amounting to $800,000 as a result of impairment evaluation to its in-process research and development ("IPR&D") triggered by delays in IBS and PEDS programs, resulting in a decline of the estimated fair values of IPR&D.

Interest Expense, net

Interest expense decreased by $164,000 from $231,000 for the year ended December 31, 2024 to $67,000 in 2025, primarily due to the extinguishment of one royalty interest and the insurance financing agreements, as well as the 2019 Tempesta Note approaching maturity, which collectively resulted in lower interest expense incurred during the year.

Change in Fair Value of Freestanding and Hybrid Financial Instruments Designated at FVO

The fair value of financial instrument and hybrid instrument designated at FVO decreased by $3.2 million, from a loss of $9.5 million in year ended December 31, 2024, to a loss of $6.3 million in the same period in 2025, primarily due to fair value adjustments in notes payable designated at FVO.

Gain or Loss on Extinguishment of Debt

Loss on extinguishment of debt increased by $3.0 million from a gain of $1.2 million gain for the year ended December 31, 2024 to a loss of $1.8 million for the same period in 2025, primarily due to substantial modifications to the expected payments of one royalty interest agreement, which triggered extinguishment accounting.

Segment Data

The Company has two reportable segments: animal health and human health. The animal health segment develops and commercializes products for animals, while the human health segment focuses on human products, specifically Mytesi, which is approved for the symptomatic relief of non-infectious diarrhea in adults with HIV/AIDS on antiretroviral therapy.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred net losses since our inception. For the years ended December 31, 2025 and 2024, we had net losses of $54.0 million and $39.3 million, respectively, and expect to incur additional losses in the near-term future due to significant expenses incurred related to the research and development phase. At December 31, 2025, we had an accumulated deficit of $399.9 million and accumulated comprehensive loss of $833,000. We continue our efforts to develop our products and continue the development of our pipeline in the near term and to date, we have generated only limited revenues.

As of December 31, 2025, we had cash of $968,000. As of December 31, 2025, the carrying amount of JAGX Holdings' assets included in our consolidated financial statements was restricted cash of $6.9 million. While our historical resources were insufficient to fund our operating plan for one year from the issuance of these financial statements, our liquidity position improved in January 2026. We entered into a US licensing agreement that provided $18.0 million in total upfront fees. While management believes this infusion improves our liquidity, it does not fully alleviate the conditions that raise substantial doubt about our ability to continue as a going concern for one year from the issuance of these financial statements.

We have funded our operations primarily through issuing debt and equity securities, in addition to selling our commercial products. Cash provided by financing activities for the year ended December 31, 2025, were generated from $10.0 million proceeds from New Note from Streeterville, issuance of an aggregate of 2,159,049 shares of common stock under the ATM Agreement for total net proceeds of approximately $6.3 million, $3.4 million proceeds from Convertible Notes, $2.4 million in net proceeds from shares issued in PIPE financing, $1.3 million in net proceeds from shares issued to placement agents, $1.0 million in net proceeds from shares issued to Brown Stone Capital Limited, offset by $652,000 repayment of insurance financing, and $100,000 in principal payments of the notes payable.

We expect our expenditures will continue to increase as we continue our efforts to develop our products and continue the development of our pipeline in the near term. We may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. We may also not be successful in entering into partnerships that include payment of upfront licensing fees for our products and product candidates for markets outside the United States, where appropriate. If we do not generate upfront fees from any anticipated arrangements, it would have a negative effect on our operating plan. We still plan to finance our operations and capital funding needs through equity and debt financing as well as revenue from future product sales. However, there can be no assurance that additional funding will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to fund operating needs or ultimately achieve profitability adequately. If we are unable to obtain an adequate level of financing needed for the long-term development and commercialization of our products, we will need to curtail planned activities and reduce costs. Doing so will likely have an adverse effect on our ability to execute on our business plan.

Liquidity Management

As of December 31, 2025, the Company is actively monitoring trends in its capital resources, recognizing favorable and unfavorable developments that may materially impact its financial position. The Company has experienced a substantial increase in debt levels due to recent financing activities intended to support operational growth.

The Company expects changes in the mix of capital resources, particularly concerning the relative costs of debt versus equity financing. Current market conditions indicate a trend of rising interest rates, which may increase the cost of future debt issuances.

Furthermore, the Company recognizes challenges related to liquidity. It has incurred recurring operating losses and negative cash flows, which raises uncertainties about its future liquidity. The ability to meet current obligations relies on successful ongoing development efforts and securing additional financing.

While the Company plans to finance its operations through equity and/or debt financing, collaboration arrangements, and revenue from future product sales, it currently believes that existing cash balances may not be sufficient to fund its operating plan in the next years. There can be no assurance that additional funding will be available on acceptable terms.

To address these liquidity concerns, the Company is committed to pursuing all available avenues for financing and will continuously assess its capital structure and operational needs to ensure financial stability.

Comparison of Operating Loss and Cash Flow

For the year ended December 31, 2025, the Company's operating cash flows showed a decline over the prior period. Net loss was $54.0 million, decreased by $15.4 million, or 37.6%, over the prior period due to an increase in research and development expenses. The ongoing significant variation between net loss and operating cash flows, highlights challenges in achieving cash flow positivity due to high non-cash charges, such as provision for inventory obsolescence, depreciation and stock-based compensation, alongside increased working capital needs to support expanded operations. This variation highlights the Company's strategic focus on managing liquidity to maintain operational stability and pursue growth opportunities effectively.

Analysis of Cost of Capital Resources

Changes in market conditions may impact our cost of capital resources. Rising interest rates could increase our cost of debt, while seeking equity financing may lead to higher required returns on equity due to potential dilution. We will actively monitor these factors as part of our financial strategy.

Cash Flows for Year Ended December 31, 2025 compared to the Year Ended December 31, 2024

The following table shows a summary of cash flows for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
(in thousands)	2025	2024
Total cash used in operating activities	$ (23,686)	$ (29,384)
Total cash used in investing activities	(41)	(231)
Total cash provided by financing activities	23,670	31,202
Effects of foreign exchange rate changes on assets and liabilities	(113)	(54)
Net increase (decrease) in cash and restricted cash	$ (170)	$ 1,533

Cash Used in Operating Activities

During the year ended December 31, 2025, net cash used in operating activities of $23.7 million resulted from our net comprehensive loss of $54.4 million adjusted by the change in fair value of freestanding and hybrid financial instruments designated at FVO of $6.3 million, provision for inventory obsolescence of $2.0 million, depreciation and amortization expenses of $1.9 million, loss on extinguishment of debt $1.8 million, stock-based compensation of $831,000, impairment loss on indefinite-lived intangible assets of $800,000, amortization of operating lease right-of-use assets of $289,000, share in joint venture's loss of $162,000, amortization of debt issuance costs, debt discount, and non-cash interest expense of $153,000, and net changes in operating assets and liabilities of $16.5 million.

During the year ended December 31, 2024, net cash used in operating activities of $29.4 million resulted from our net comprehensive loss of $39.0 million adjusted by the change in fair value of freestanding and hybrid financial instruments designated at FVO of $9.5 million, depreciation and amortization expenses of $1.9 million, stock-based compensation of $1.6 million, amortization of operating lease right-of-use assets of $458,000, amortization of debt issuance costs, debt discount, and non-cash interest expense of $274,000, share in joint venture's loss of $138,000, shares issued in exchange for services of $9,000, gain on extinguishment of debt $1.2 million, and net changes in operating assets and liabilities of $3.0 million.

Cash Used in Investing Activities

During the year ended December 31, 2025, cash used in investing activities of $41,000 consisted of purchase of furniture and fixtures.

During the year ended cash used in investing activities of $231,000 consisted of a $16,000 purchase of equipment and purchase of intangible asset of $215,000.

Cash Provided by Financing Activities

During the year ended December 31, 2025, net cash provided by financing activities of $23.7 million consisted of $10.0 million proceeds from New Note from Streeterville, issuance of an aggregate of 2,159,049 shares of common stock under the ATM Agreement for total net proceeds of approximately $6.3 million, $3.4 million proceeds from Convertible Notes, $2.4 million in net proceeds from shares issued in PIPE financing, $1.3 million in net proceeds from shares issued to placement agent, $1.0 million in net proceeds from shares issued to Brown Stone Capital Limited, offset by $652,000 repayment of insurance financing, and $100,000 in principal payments of the notes payable.

Net cash provided by financing activities of $23.7 million in 2025, primarily from ATM offerings and issuance of New Note from Streeterville. This trend underscores the Company's ongoing necessity to leverage external financing to address cash flow shortfalls from operations.

During the year ended December 31, 2024, net cash provided by financing activities of $31.2 million consisted of issuance of an aggregate of 388,636 shares of common stock under the ATM Agreement for total net proceeds of approximately $30.8 million, $1.2 million proceeds from the issuance of common shares in exchange of License Agreement, offset by $608,000 repayment of insurance financing, and $100,000 in principal payments of the notes payable.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Jaguar Health, Inc.
Index to Financial Statements



101 Larkspur Landing Circle
Suite 321
Larkspur, California 94939
www.rbsmllp.com
415.448-5061

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Jaguar Health, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jaguar Health, Inc., (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has an accumulated deficit, recurring losses, and expects continuing future losses. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

New York, NY   Washington DC   Las Vegas, NV,   San Francisco, CA   Athens, GRE   Beijing, CHN   Mumbai, and Pune IND
Member ANTEA INTERNATIONAL with offices worldwide

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Intangible asset and impairment assessment

As described in Note 2 and Note 6 to the consolidated financial statements, as part of an earlier business combination, the Company recognized an intangible asset consisting of in-process research and development ("IPR&D") initially valued at $4.8 million. As of December 31, 2025, the IPR&D balance was $4.0 million. Management conducts an impairment test at least annually, in the fourth quarter of the fiscal year or whenever there is an indication that the asset may be impaired. Potential impairment is identified by comparing the fair value of the IPR&D to its carrying value. As of December 31, 2025, management noted that an indicator of potential impairment existed due to a decline in the market capitalization. Management performed a quantitative assessment and determined an impairment charge of $0.8 million related to IPRD for the year ended December 31, 2025. Fair value is estimated by management using a discounted cash flow model. Management's cash flow projections included significant judgments and assumptions relating to amount and timing of projected future cash flows and discount rates.

The principal considerations for our determination that performing procedures relating to the Intangible asset's initial valuation and impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the intangible asset; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions related to amount and timing of projected future cash flows and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management's process for developing the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of the underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the amount and timing of projected future cash flows and discount rates. Evaluating management's assumptions related to the amount and timing of projected future cash flows and discount rates involved evaluating whether the assumptions used by management were reasonable considering the consistency with external market and industry data. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rate assumptions.

/s/ RBSM, LLP

RBSM LLP

We have served as the Company's auditor since 2022.
Larkspur, California
April 7, 2026

PCAOB ID Number 587

New York, NY   Washington DC   Las Vegas, NV,   San Francisco, CA   Athens, GRE   Beijing, CHN   Mumbai, and Pune IND
Member ANTEA INTERNATIONAL with offices worldwide

JAGUAR HEALTH, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)		December 31, 2025		December 31, 2024
Assets				
Current assets:				
Cash	$	968	$	8,002
Restricted cash		6,864		—
Accounts receivable, net		1,521		1,527
Other receivable		177		120
Inventory, net		8,599		10,345
Prepaid expenses and other current assets		2,216		12,204
Total current assets		20,345		32,198
Property and equipment, net		463		464
Operating lease - right-of-use asset		1,000		936
Intangible assets, net		16,021		18,479
Other assets		494		1,348
Total assets	$	**38,323**	$	**53,425**
Liabilities, Redeemable Preferred Stock, and Stockholders' Equity (Deficit)				
Current liabilities:				
Accounts payable	$	8,686	$	5,286
Accrued liabilities		4,166		1,911
Deferred revenue		170		170
Operating lease liability, current		192		299
Notes payable, net of discount (includes note designated at Fair Value Option amounting to $26.2 million as of December 31, 2025, and $11.9 million as of December 31, 2024, respectively)		27,440		12,038
Total current liabilities		40,654		19,704
Operating lease liability, net of current portion		892		686
Deferred revenue, net of current portion		382		553
Notes payable, net of discount, net of current portion (includes notes designated at Fair Value Option amounting to $5.7 million as of December 31, 2025, and $23.5 million as of December 31, 2024, respectively)		15,083		23,503
Total liabilities		57,011		44,446
Commitments and contingencies (See Note 5)				
Series J redeemable preferred stock: $0.0001 par value; 179 shares designated from 10,000,000 preferred stock authorized at December 31, 2025, and December 31, 2024; 0 and 99 shares issued and outstanding at December 31, 2025 and December 31, 2024		—		2,485
Stockholders' equity (deficit)				
Series L perpetual preferred stock: $0.0001 par value; 121 and 0 shares designated from 4,475,074 preferred stock authorized at December 31, 2025, and December 31, 2024, respectively; 121 and 0 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively		2,485		—
Series M perpetual preferred stock: $0.0001 par value; 260 and 0 shares designated from 4,475,074 preferred stock authorized at December 31, 2025, and December 31, 2024, respectively; 144 and 0 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively		—		—
Series N perpetual preferred stock: $0.0001 par value; 951 and 0 shares designated from 4,475,074 preferred stock authorized at December 31, 2025, and December 31, 2024, respectively; 10 and 0 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively		—		—
Common stock - voting: $0.0001 par value, 298,000,000 shares authorized at December 31, 2025, and December 31, 2024; 6,976,544 and 528,440 issued and outstanding at December 31, 2025, and December 31, 2024, respectively		1		—
Common stock - non-voting: $0.0001 par value, 50,000,000 shares authorized at December 31, 2025, and December 31, 2024; 9 shares issued and outstanding at December 31, 2025, and December 31, 2024		—		—
Additional paid-in capital		380,974		354,234
Noncontrolling interest		(1,399)		(791)
Accumulated deficit		(399,916)		(346,482)
Accumulated other comprehensive loss		(833)		(467)
Total stockholders' equity (deficit)		(18,688)		6,494
Total liabilities, redeemable preferred stock and stockholders' equity (deficit)	$	**38,323**	$	**53,425**

The accompanying notes are an integral part of these consolidated financial statements.

JAGUAR HEALTH, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)	Year Ended December 31,			
		2025		2024
Product revenue, net	$	11,339	$	11,560
License revenue		172		129
Total revenue, net		11,511		11,689
Operating expenses				
Cost of product revenue		3,774		1,955
Research and development		24,966		16,542
Sales and marketing		9,235		7,692
General and administrative		18,644		16,331
Impairment loss on indefinite-lived intangible assets		800		—
Total operating expenses		57,419		42,520
Loss from operations		(45,908)		(30,831)
Changes in fair value of freestanding and hybrid financial instruments designated at Fair Value Option		(6,266)		(9,485)
Gain (loss) on extinguishment of debt		(1,799)		1,245
Interest income (expense)		(67)		(231)
Other income (expense)		43		51
Loss before income tax expense		(53,997)		(39,251)
Income tax expense		—		—
Net loss	$	(53,997)	$	(39,251)
Net loss attributable to noncontrolling interest	$	(563)	$	(759)
Deemed dividend to preferred stockholders	$	141	$	—
Net loss attributable to common stockholders	$	(53,575)	$	(38,492)
Net loss per share, basic and diluted	$	(22.97)	$	(130.69)
Weighted-average common stock outstanding, basic and diluted		2,332,401		294,534

The accompanying notes are an integral part of these consolidated financial statements.

JAGUAR HEALTH, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,		
(In thousands, except share and per share data)		**2025**		**2024**
Net loss	$	(53,997)	$	(39,251)
Other comprehensive gain (loss)		(411)		217
Net comprehensive loss	$	(54,408)	$	(39,034)
Common stockholders:				
Net loss attributable to common stockholders	$	(53,575)	$	(38,492)
Other comprehensive loss attributable to common stockholders				
Translation adjustments		(366)		185
Net comprehensive loss attributable to common stockholders	$	(53,941)	$	(38,307)
Noncontrolling interests:				
Net loss attributable to noncontrolling interests	$	(563)	$	(759)
Other comprehensive loss attributable to noncontrolling interests				
Translation adjustments		(45)		32
Net comprehensive loss attributable to noncontrolling interests	$	(608)	$	(727)

The accompanying notes are an integral part of these consolidated financial statements.

JAGUAR HEALTH, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except share data)	Series J Redeemable preferred stock Shares	Amount	Series G Convertible preferred stock Shares	Amount	Series I Convertible preferred stock Shares	Amount	Series L Perpetual preferred stock Shares	Amount	Series M Perpetual preferred stock Shares	Amount	Series N Perpetual preferred stock Shares	Amount	Common Stock – voting Shares	Amount	Common Stock – non-voting Shares	Amount	Additional paid-in capital	Noncontrolling interest	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders' equity (deficit)
Balance as of January 1, 2024	—	$ —	122	$ —	56	$ —	—	$ —	—	$ —	—	$ —	48,942	$ —	9	$ —	$ 313,862	$ (64)	$ (308,249)	$ (652)	$ 4,897
Preferred shares issued to Streeterville in exchange for notes payable and accrued interest	179	4,485	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common shares issued in At The Market offering, net of issuance and offering cost of $157	—	—	—	—	—	—	—	—	—	—	—	—	388,636	—	—	—	30,759	—	—	—	30,759
Common shares issued to Iliad in exchange for notes payable and accrued interest	—	—	—	—	—	—	—	—	—	—	—	—	47,281	—	—	—	4,906	—	—	—	4,906
Common shares issued from the conversion of warrants	—	—	—	—	—	—	—	—	—	—	—	—	12,557	—	—	—	—	—	—	—	—
Common shares issued to Streeterville from exchange of Series J Preferred Stock	(80)	(2,000)	—	—	—	—	—	—	—	—	—	—	12,222	—	—	—	1,740	—	259	—	1,999
Common shares issued to third party in exchange for license agreement	—	—	—	—	—	—	—	—	—	—	—	—	11,111	—	—	—	1,150	—	—	—	1,150
Common shares issued from conversion of Series G Preferred Stock	—	—	(122)	—	—	—	—	—	—	—	—	—	2,033	—	—	—	—	—	—	—	—
Common stock issued to third party for services	—	—	—	—	—	—	—	—	—	—	—	—	1,829	—	—	—	9	—	—	—	9
Common shares issued to Iliad from conversion of Series I Preferred Stock	—	—	—	—	(56)	—	—	—	—	—	—	—	1,798	—	—	—	—	—	—	—	—
Common shares issued to Streeterville in exchange for notes payable and accrued interest	—	—	—	—	—	—	—	—	—	—	—	—	1,058	—	—	—	166	—	—	—	166
RSUs issued	—	—	—	—	—	—	—	—	—	—	—	—	973	—	—	—	78	—	—	—	78
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,564	—	—	—	1,564
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(759)	(38,492)	—	(39,251)
Translation gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	32	—	185	217
Balances as of December 31, 2024	99	$ 2,485	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —	528,440	$ —	9	$ —	$ 354,234	$ (791)	$ (346,482)	$ (467)	$ 6,494

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except share data)	Series J Redeemable preferred stock — Shares	Amount	Series G Convertible preferred stock — Shares	Amount	Series I Convertible preferred stock — Shares	Amount	Series L Perpetual preferred stock — Shares	Amount	Series M Perpetual preferred stock — Shares	Amount	Series N Perpetual preferred stock — Shares	Amount	Common Stock – voting — Shares	Amount	Common Stock – non-voting — Shares	Amount	Additional paid-in capital	Noncontrolling interest	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders' equity (deficit)
Balances as of January 1, 2025	99	$2,485	—	$—	—	$—	—	$—	—	$—	—	$—	528,440	$—	9	$—	$354,234	$(791)	$(346,482)	$(467)	$6,494
Preferred shares issued to Streeterville in exchange for another preferred stock	(99)	(2,485)	—	—	—	—	99	2,485	—	—	—	—	—	—	—	—	—	—	—	—	2,485
Preferred shares issued to PIPE agreement purchasers in exchange for cash	—	—	—	—	—	—	—	—	—	—	951	—	—	—	—	—	2,377	—	—	—	2,377
Preferred shares issued to Iliad in exchange of notes payable and accrued interest	—	—	—	—	—	—	22	—	170	—	—	—	—	—	—	—	4,800	—	—	—	4,800
Preferred shares issued to Streeterville in exchange of notes payable and accrued interest	—	—	—	—	—	—	—	—	90	—	—	—	—	—	—	—	2,250	—	—	—	2,250
Common shares issued in At the Market offering, net of issuance and offering costs of $145	—	—	—	—	—	—	—	—	—	—	—	—	2,159,049	1	—	—	6,291	—	—	—	6,292
Common shares issued to placement agent in exchange of cash net of issuance and offering costs of $97	—	—	—	—	—	—	—	—	—	—	—	—	246,306	—	—	—	—	—	—	—	—
Common shares issued to investors in exchange for Series N Preferred Stock	—	—	—	—	—	—	—	—	—	—	(941)	—	1,959,994	—	—	—	71	—	—	—	71
Common shares issued to Brown Stone Capital Limited in exchange for cash	—	—	—	—	—	—	—	—	—	—	—	—	641,025	—	—	—	1,000	—	—	—	1,000
Common shares issued to note holders in exchange of notes payable and accrued interest	—	—	—	—	—	—	—	—	—	—	—	—	156,678	—	—	—	1,383	—	—	—	1,383
Common shares issued to Iliad in exchange for notes payable and accrued interest	—	—	—	—	—	—	—	—	—	—	—	—	117,500	—	—	—	1,100	—	—	—	1,100
Common shares issued to Iliad in exchange for Series M Preferred Stock	—	—	—	—	—	—	—	—	(25)	—	—	—	440,000	—	—	—	(185)	—	—	—	(185)
Common shares issued to Streeterville in exchange of notes payable and accrued interest	—	—	—	—	—	—	—	—	—	—	—	—	338,132	—	—	—	983	—	—	—	983
Common shares issued to Streeterville in exchange for Series M Preferred Stock	—	—	—	—	—	—	—	—	(91)	—	—	—	361,271	—	—	—	(27)	—	—	—	(27)
Common shares issued to Irving in exchange of notes payable and accrued interest	—	—	—	—	—	—	—	—	—	—	—	—	14,000	—	—	—	1,210	—	—	—	1,210
Common shares issued to Bridge Gruber in exchange for notes payable and accrued interest	—	—	—	—	—	—	—	—	—	—	—	—	11,551	—	—	—	59	—	—	—	59
Common shares issued to investors in exchange for restricted stock units (RSUs)	—	—	—	—	—	—	—	—	—	—	—	—	2,636	—	—	—	3	—	—	—	3
Shares retired	—	—	—	—	—	—	—	—	—	—	—	—	(38)	—	—	—	—	—	—	—	—
Deemed dividend to Iliad related to conversion of Series M Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	185	—	—	—	185
Deemed dividend to investors related to conversion of Series N Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(71)	—	—	—	(71)
Deemed dividend to Streeterville related to conversion of Series M Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	27	—	—	—	27
Warrants issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,776	—	—	—	4,776
Issuance costs attributable to warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(323)	—	—	—	(323)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	831	—	—	—	831
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(563)	(53,434)	—	(53,997)
Translation loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(45)	—	(366)	(411)
Balances as of December 31, 2025	—	$—	—	$—	—	$—	121	$2,485	144	$—	10	$—	6,976,544	$1	9	$—	$380,974	$(1,399)	$(399,916)	$(833)	$(18,688)

The accompanying notes are an integral part of these consolidated financial statements.

JAGUAR HEALTH, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31,	
	2025	**2024**
Cash flows from operating activities		
Net comprehensive loss	$ (54,408)	$ (39,034)
Adjustments to reconcile net comprehensive loss to net cash used in operating activities:		
Changes in fair value of freestanding and hybrid financial instruments designated at Fair Value Option	6,266	9,485
Provision for inventory obsolescence	2,000	—
Depreciation and amortization expenses	1,913	1,900
Loss (gain) on extinguishment of debt	1,799	(1,245)
Stock-based compensation, vested and released restricted stock units, and exercised stock options	831	1,641
Impairment loss on indefinite-lived intangible assets	800	—
Amortization of operating lease - right-of-use asset	289	458
Share in joint venture's loss	162	138
Amortization of debt issuance costs, debt discount, and non-cash interest expense	153	274
Shares issued in exchange for services	—	9
Changes in assets and liabilities		
Accounts receivable	6	440
Other receivable	(45)	86
Inventory	(254)	(1,156)
Prepaid expenses and other current assets	10,670	(1,513)
Other assets	1,173	(336)
Accounts payable	3,346	328
Accrued liabilities	2,056	(1,131)
Deferred revenue	(171)	723
Operating lease liability	(272)	(451)
Total cash used in operating activities	(23,686)	(29,384)
Cash flows from investing activities		
Purchase of furniture and fixtures	(41)	—
Purchase of intangible assets	—	(215)
Purchase of equipment	—	(16)
Total cash used in investing activities	(41)	(231)
Cash flows from financing activities		
Proceeds from New Note - Streeterville	10,000	—
Proceeds from issuance of shares in At the Market offering, net of issuance and offering costs of $145 and $157 in 2025 and 2024, respectively	6,291	30,760
Proceeds from Convertible Notes	3,445	—
Proceeds from issuance of preferred shares in PIPE financing, net of issuance cost	2,377	—
Proceeds from issuance of common shares to placement agent	1,309	—
Proceeds from issuance of common shares to Brown Stone Capital Limited	1,000	—
Repayment of insurance financing	(652)	(608)
Payment of Tempesta Note	(50)	(100)
Payment of Convertible Notes	(50)	—
Proceeds from issuance of common shares in exchange for License Agreement	—	1,150
Total cash provided by financing activities	23,670	31,202
Effects of foreign exchange rate changes on assets and liabilities	(113)	(54)
Net increase (decrease) in cash and restricted cash	(170)	1,533
Cash and restricted cash at beginning of the period	8,002	6,469
Cash and restricted cash at end of the period	$ 7,832	$ 8,002

JAGUAR HEALTH, INC.
STATEMENTS OF CASH FLOWS (continued)

	Year Ended December 31, 2025	Year Ended December 31, 2024
Supplemental schedule of cash flow information		
Cash paid for interest	$ 22	$ 14
Supplemental schedule of non-cash financing and investing activities		
Preferred stock issued to Iliad in exchange of notes payable and accrued interest	$ 4,800	$ —
Preferred stock issued in exchange of another class of preferred stock	$ 2,485	$ —
Preferred stock issued to Streeterville in exchange for notes payable and accrued interest	$ 2,250	$ 4,485
Common shares issued to Irving in exchange of notes payable and accrued interest	$ 1,210	$ —
Common stock issued to Iliad in exchange for notes payable and accrued interest	$ 1,100	$ 4,906
Common stock issued to Streeterville in exchange for notes payable and accrued interest	$ 983	$ 166
Common stock issued to notes holder in exchange of convertible notes payable and accrued interest	$ 925	$ —
First Insurance Financing	$ 681	$ 519
Recognition of operating lease - right-of-use asset and operating lease liability	$ 341	$ 221
Deemed dividend to Iliad related to conversion of Series M Preferred Stock	$ 185	$ —
Common shares issued to Iliad in exchange for Series M Preferred Stock	$ 185	$ —
Common stock issued to investors in exchange for Series N Preferred Stock	$ 71	$ —
Deemed dividend to investors related to conversion of Series N Preferred Stock	$ 71	$ —
Common shares issued to Bridge Gruber in exchange for notes payable and accrued interest	$ 59	$ —
Deemed dividend to Streeterville related to conversion of Series M Preferred Stock	$ 27	$ —
Common Stock issued to Streeterville in exchange for Series M Preferred Stock	$ 27	$ —
Common stock issued to Streeterville in exchange for Series J Preferred Stock	$ —	$ 1,999
Umbrella Insurance Financing	$ —	$ 52
Cash and restricted cash		
Cash	$ 968	$ 8,002
Restricted cash	6,864	—
Total cash and restricted cash	$ 7,832	$ 8,002

The accompanying notes are an integral part of these consolidated financial statements.

Jaguar Health, Inc.
Notes to Consolidated Financial Statements

1. Organization and Business

Jaguar Health, Inc. ("Jaguar" or the "Company") was founded in San Francisco, California, as a Delaware corporation on June 6, 2013 (inception). The Company was a majority-owned subsidiary of Napo Pharmaceuticals, Inc. ("Napo") until the close of the Company's initial public offering on May 18, 2015. The Company was formed to develop and commercialize first-in-class prescription and non-prescription products for companion animals.

On July 31, 2017, Jaguar completed a merger with Napo pursuant to the Agreement and Plan of Merger dated March 31, 2017, by and among Jaguar, Napo, Napo Acquisition Corporation ("Merger Sub"), and Napo's representative (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, upon the completion of the merger, Merger Sub merged with and into Napo, with Napo surviving as the wholly owned subsidiary (the "Merger" or "Napo Merger"). Immediately following the Merger, Jaguar changed its name from "Jaguar Animal Health, Inc." to "Jaguar Health, Inc." Napo now operates as a wholly owned subsidiary of Jaguar focused on human health, including the ongoing development of crofelemer and commercialization of Mytesi (crofelemer 125 mg delayed-release tablets).

On March 15, 2021, Jaguar established Napo EU S.p.A (which changed its name in December 2021 to "Napo Therapeutics") in Milan, Italy as a subsidiary of Napo. Napo Therapeutics' core mission is to provide access to crofelemer in Europe to address significant orphan disease indications, including, initially, two key orphan target indications: short bowel syndrome with intestinal failure ("SBS-IF") and microvillus inclusion disease ("MVID").

On November 1, 2025, Jaguar established JAGX Holdings, LLC ("JAGX Holdings"), a Utah limited liability company and wholly owned subsidiary of Jaguar. JAGX Holdings was formed primarily to hold the cash collateral deposit account securing Jaguar's obligations under the Note Purchase Agreement pursuant to a Deposit Account Control Agreement ("DACA") and may engage in other activities permitted for a Utah limited liability company as determined by Jaguar. JAGX Holdings is consolidated as a variable interest entity. See Note 2, Summary of Significant Accounting Policies, for further information regarding the consolidation of variable interest entities.

The Company manages its operations through two segments – human health and animal health – and is headquartered in San Francisco, California.

Liquidity and Going Concern

The Company, since its inception, has incurred recurring operating losses and negative cash flows from operations and has an accumulated deficit of $399.9 million as of December 31, 2025. The Company expects to continue incurring losses and negative cash flows in future periods. Further, the Company's future operations, which include the satisfaction of current obligations, are dependent on the success of the Company's ongoing development and commercialization efforts, as well as securing additional financing and generating positive cash flows from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern over the next 12 months after the date these financial statements are issued.

Although the Company plans to finance its operations and cash flow needs through equity and/or debt financing, collaboration arrangements with other entities, license royalty agreements, as well as revenue from future product sales, the Company does not have cash balances sufficient to fund its operating plan through one year from the issuance of these consolidated financial statements.

In January 12, 2026, prior to the issuance of these consolidated financial statements, the Company entered into a license and supply agreement with a third party providing for $16.0 million in upfront revenue and ongoing royalties. Management believes this infusion of capital improves the Company's liquidity position, but the Company still needs additional funding. This additional funding may not be available to the Company on acceptable terms or on a timely basis, if at all, or that the Company will generate sufficient cash from operations to adequately fund operating needs.

If the Company is unable to obtain an adequate level of financing needed for the long-term development and commercialization of its products, the Company will need to curtail planned activities and reduce costs. These conditions, along with recurring operating losses and an accumulated deficit, raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the issuance of these consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with US GAAP and applicable rules and regulations of the Securities and Exchange Commission ("SEC"). The consolidated financial statements include the accounts of the Company and its subsidiaries in which the Company has a controlling financial interest, including variable interest entities ("VIEs") for which the Company is the primary beneficiary. The Company is considered the primary beneficiary because it has (i) the power to direct the activities that most significantly affect the VIE's economic performance, and (ii) the obligation to absorb losses of, and the right to receive benefits from, the VIE that could potentially be significant. All intercompany transactions and balances have been eliminated in consolidation. The Company's reporting currency is the United States ("US") dollar.

Variable Interest Entities

The Company consolidates an entity in which it has a variable interest in accordance with the consolidation guidance in Accounting Standards Codification ("ASC") 810, *Consolidation*. JAGX Holdings is a VIE formed to hold cash collateral securing the Company's obligations under a Secured Promissory Note. The Company has concluded that it is the primary beneficiary of JAGX Holdings, and, accordingly, includes JAGX Holdings in its consolidated financial statements.

Significant Judgments and Determinations

The Company consolidates JAGX Holdings as a VIE because JAGX Holdings lacks sufficient equity at risk to finance its activities independently. The Company is the primary beneficiary as it holds the power to direct JAGX Holdings' most significant economic activities—primarily the administration of a restricted deposit account—and is exposed to significant residual returns and losses as the sole member and issuer of Streeterville New Note (see Note 7). Lender rights held by Streeterville Capital, LLC ("Streeterville") were determined to be protective and do not grant the ability to direct JAGX Holdings' significant activities.

Nature of Restrictions and Financial Position

JAGX Holdings was formed as a bankruptcy‑remote special purpose entity solely to hold the cash collateral securing the Note issued by Jaguar. Its primary asset consists of funds held in a restricted deposit account governed by a DACA, which are not available for Jaguar's general corporate purposes. Under the terms of the DACA, Jaguar is prohibited from unilaterally withdrawing funds; access is restricted to a formulaic release mechanism contingent upon the repayment of Jaguar's debt obligations, subject to Streeterville's right to seize the funds unilaterally upon the occurrence of a trigger event or a determination that repayment is impaired.

As of December 31, 2025, the carrying amount of JAGX Holdings' assets included in the Company's consolidated financial statements was restricted cash of $6.9 million. The Secured Promissory Note, which is a full‑recourse obligation of Jaguar and is collateralized by the restricted cash held by JAGX Holdings, is presented within Notes Payable in the consolidated balance sheet, with approximately $1.2 million classified as current and the remainder classified as non‑current. A derivative asset related to an embedded feature in the Secured Promissory Note is also recognized within the Company's consolidated balance sheet.

Risks and Recourse

The Note is a full‑recourse obligation of Jaguar. Streeterville's rights as a creditor extend beyond the assets held by JAGX Holdings to the general credit of Jaguar. During the period ended December 31, 2025, Jaguar provided no financial or other support to JAGX Holdings beyond what was contractually required under the Note Purchase Agreement dated November 12, 2025.

Effects on Financial Position, Financial Performance, and Cash Flows

Jaguar's involvement with JAGX Holdings primarily affects its financial position through the recognition of restricted cash, the related current and non‑current portions of notes payable, and the derivative asset associated with the embedded feature in the Secured Promissory Note within the consolidated balance sheet. The restricted cash is not available for general corporate purposes and is classified accordingly. JAGX Holdings does not conduct operations and therefore does not have a significant direct impact on the Company's revenues or operating expenses. However, the interest expense on the Secured Promissory Note, changes in the fair value of the related derivative asset, and interest income earned on the restricted deposit account are recognized in Jaguar's consolidated statements of operations in the periods incurred. Cash flows between Jaguar and JAGX Holdings are limited to movements of funds into and out of the restricted deposit account in connection with borrowings, repayments of principal and interest on the Note, and any permitted formula‑based releases under the DACA, all of which are reflected within Jaguar's consolidated statements of cash flows consistent with the underlying nature of the transactions.

Noncontrolling interest

The Company consolidates the results of Napo Therapeutics, which was owned 89% and 89% by the Company and 11% and 11% by private investors as of December 31, 2025 and 2024, respectively. The potential voting rights with a certainty of being exercised in its shares are included in the ownership percentage.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires the Company's management to make judgments, assumptions and estimates that affect the amounts reported in its audited consolidated financial statements and the accompanying notes. The accounting policies that reflect the Company's more significant estimates and judgments and that the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results are the valuation of stock options, restricted stock units ("RSUs"), freestanding and hybrid instruments designated at fair value option ("FVO"), warrant liabilities, acquired in-process research and development ("IPR&D"), and useful lives assigned to long-lived assets; impairment assessment of non-financial assets; valuation adjustments for excess and obsolete inventory; allowance for doubtful accounts; deferred taxes and valuation allowances on deferred tax assets; evaluation and measurement of contingencies; and recognition of revenue, including estimates for product returns. Those estimates could change, and as a result, actual results could differ materially from those estimates.

Cash and Restricted Cash

The Company's cash on deposit may exceed United States federally insured limits at certain times during the year. The Company maintains cash accounts with certain major financial institutions in the United States. Restricted cash represents cash not available to us for immediate and general use. Amounts included in restricted cash primarily relate to funds subject to legal or contractual withdrawal restrictions. The Company does not have cash equivalents as of December 31, 2025 and 2024.

Accounts Receivable, net

Accounts receivable is recorded net of allowances for discounts for prompt payment and credit losses.

Upon adoption of Accounting Standards Update ("ASU") No. 2013-13, ASC 326, *Financial Instruments—Credit Losses*, the Company began utilizing a loss rate approach under the Current Expected Credit Losses ("CECL") model to determine its lifetime expected credit losses on receivables from customers. This method calculates an estimate of credit losses based on historical experience, credit quality, age of the accounts receivable balances, and current and forecasted economic and business conditions that may affect a customer's ability to pay. In determining the loss rates, the Company evaluates information related to its historical losses, adjusted for existing conditions, and further adjusted for the period of time that can reasonably be forecasted. The facts and circumstances as of the balance sheet date are used to adjust the estimate for periods beyond those that can reasonably be forecasted.

The past due status of accounts receivable is determined based on the contractual due dates for payments. Receivable is deemed past due when payment has not been received 30 days after the contractual due date. The credit loss allowance was immaterial as of December 31, 2025 and 2024. The corresponding expense for the credit loss allowance is reflected in general and administrative expenses.

Current Expected Credit Losses

The Company recognizes an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on credit losses that are expected to arise over the contractual term of the asset, which includes consideration of historical credit loss information adjusted for current conditions and reasonable and supportable forecasts.

Changes in the allowance for credit losses are recorded as provision of (or reversal of) credit loss expense. Assets are written off when the Company determines that such are deemed uncollectible. Write-offs are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary allowance at the balance sheet date.

Concentrations

Cash is the financial instrument that potentially subjects the Company to a concentration of credit risk as cash is deposited with a bank and cash balances generally exceed Federal Deposit Insurance Corporation ("FDIC") insurance limits.

For the years ended December 31, 2025 and 2024, substantially all of the Company's revenue was derived from the sale of Mytesi. In looking at sales by the Company to specialty pharmacies whose net revenue percentage of total net revenue was equal to or greater than 10%, for fiscal years 2025 and 2024, the Company earned Mytesi revenue primarily from two specialty pharmacies located in the US. Revenue earned from each major customer as a percentage of total revenue is as follows:

	Year Ended December 31,	
	2025	2024
Customer 1	30%	33%
Customer 2	52%	54%

The Company is subject to credit risk from its accounts receivable related to its sales. Accounts receivable balance of the significant customers as a percentage of total accounts receivable is as follows:

	December 31,	
	2025	2024
Customer 1	39%	30%
Customer 2	46%	57%

The Company is subject to concentration risk from its accounts payable related to its cost of product revenue. Accounts payable balance of the significant suppliers as a percentage of total accounts payable is as follows:

	Year Ended December 31,	
	2025	2024
Supplier 1	17%	8%
Supplier 2	14%	1%

For the years ended December 31, 2025 and 2024, no single supplier accounted for 10% or more of the Company's total cost of product revenue.

Other Risks and Uncertainties

The Company's future operations results involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations including, but not limited to, war, rapid technological change, obtaining second source suppliers and manufacturers, regulatory approval from the US Food and Drug Administration ("FDA") or other regulatory authorities, the results of clinical trials and the achievement of milestones, market acceptance of the Company's product candidates, competition from other products and larger companies, protection of proprietary technology, strategic relationships, and dependence on key individuals. In addition, the reshaping of the federal government workforce may impact the availability, timing, and consistency of regulatory oversight and funding, introducing further uncertainty to the Company's operations.

Other Global Events

Macroeconomic conditions worldwide are subject to constant change, influenced by several factors, including persistently high inflation, structural weaknesses in the labor market, low productivity growth, adverse weather conditions, and possible political unrest in certain regions. Despite these global economic challenges, no significant changes have occurred in the Company's operations.

Fair Value

The Company's financial instruments include accounts receivable, net, other receivable, derivative asset, accounts payable, accrued liabilities, operating lease liability, and debt. The recorded carrying amount of accounts receivable, other receivable, accounts payable, and accrued liabilities reflect their fair value due to their short-term nature. Other financial liabilities are initially recorded at fair value, and subsequently measured at fair value or amortized cost using the effective interest method. See Note 3 for the fair value measurements.

Fair Value Option

ASC 825-10, *Financial Instruments* ("ASC 825-10"), provides an FVO election that allows companies an irrevocable election to use fair value as the initial and subsequent accounting measurement attribute for certain financial assets and liabilities. ASC 825-10 permits entities to elect to measure eligible financial assets and liabilities at fair value on an ongoing basis. Unrealized gains and losses on items for which the FVO has been elected are reported in earnings. The decision to elect the FVO is determined on an instrument-by-instrument basis, must be applied to an entire instrument and is irrevocable once elected. Assets and liabilities measured at fair value pursuant to ASC 825-10 are required to be reported separately from those instruments measured using another accounting method. In accordance with the options presented in ASC 825-10, the Company elected to present the aggregate of fair value and non-fair-value amounts in the same line item in the consolidated balance sheets and parenthetically disclose the amount measured at fair value in the aggregate amount. The fair values of the Company's financial instruments reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value estimates presented in these financial statements are based on information available to the Company as of December 31, 2025 and 2024.

Derivative Instrument

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative instruments that are bifurcated from a host contract, the Company recognizes them as either assets or liabilities in the consolidated balance sheet and measures them at fair value. Embedded derivatives are bifurcated from the host contract when their economic characteristics and risks are not clearly and closely related to the host contract, the hybrid instrument is not measured at fair value with changes in fair value reported in earnings, and the embedded feature would meet the definition of a derivative if it were a freestanding instrument. These derivatives are remeasured at each reporting date, with changes in fair value recognized in earnings within other income (expense), net in the consolidated statement of operations.

Inventory, net

Inventory is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. Cost is initially recorded at the invoiced amount of services or crude plant latex ("CPL") provided by third-party processors, Probos L&CH ("Probos") and Corporación Forestal Amazónico ("CORFA SAC"), including the sum of qualified expenditures and charges for bringing the inventory to its existing condition and location. Inventory is categorized into raw materials, work-in-process, and finished goods. Raw materials consist of CPL, recognized as inventory upon harvest and valued at cost, including acquisition and harvest expenditures. Work-in-process inventory is recognized only when CPL has been transformed into API and is in transit to Patheon Pharmaceuticals Inc., with costs comprising direct materials, labor, and applicable overheads. Finished goods represent completed crofelemer tablets ready for sale, valued at cost, which includes direct materials, labor, and manufacturing overhead allocated during production. The Company calculates inventory valuation adjustments when conditions indicate that net realizable value is less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand, or reductions in selling price. Inventory write-downs are measured as the difference between the cost of inventory and net realizable value. Inventory costs are removed from inventory and recorded in the cost of goods sold upon delivery of the tablets to customers.

Prelaunch Inventory

The Company's policy is to capitalize costs for prelaunch inventories within the drug development phase, which is evidence that the product's reasonably likely critical attributes for success are present and feasible, and the key causes of failures are absent based on management's assumptions. The costs that can be capitalized for prelaunch inventory are recorded as "Prepaid expenses and other current assets."

Property and Equipment

Land is stated at cost, reflecting the fair value of the property at July 31, 2017, the date of the Napo merger. Equipment is stated at cost, net of accumulated depreciation. Equipment begins to be depreciated when it is placed into service. Depreciation is calculated using the straight-line method over estimated useful lives ranging from three to ten years.

Expenditures for repairs and maintenance of assets are charged to expenses as incurred. Costs of major additions and betterments are capitalized and depreciated on a straight-line basis over their estimated useful lives. Upon retirement or sale, the cost and related accumulated depreciation of assets disposed of are removed from the accounts and any resulting gain or loss is included in the audited consolidated statement of operations.

Software Developed for Internal Use

The Company capitalizes the costs of developing software for internal use. These costs include both purchased software and internally developed software. Costs of developing software are expensed until technological feasibility has been established. Thereafter, all costs are capitalized and are carried at the lower of unamortized cost or net realizable value. Internally developed and purchased software costs are generally amortized over five years.

Long-lived Assets

The Company regularly reviews the carrying value and estimated lives of all of its long-lived assets, including property and equipment and definite-lived intangible assets, to determine whether indicators of impairment exist that warrant adjustments to carrying values or estimated useful lives. The determinants used for this evaluation include management's estimate of the asset's ability to generate positive income from operations and positive cash flow in future periods, as well as the strategic significance of the assets to the Company's business objectives. If the Company determines that events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, the Company evaluates the realizability of its long-lived assets (asset group) based on a comparison of projected undiscounted cash flows from use and eventual disposition with the carrying value of the related asset. Any write-downs (measured based on the difference between the fair value and the asset's carrying value) are treated as permanent reductions in the carrying amount of the assets (asset group).

None of the Company's long-lived assets were deemed impaired as of December 31, 2025 and 2024.

Indefinite-lived Intangible Assets

Acquired IPR&D are intangible assets acquired in the July 2017 Napo merger. Under ASC 805, *Business Combination*, IPR&D are initially recognized at fair value and classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. During the development period, these assets will not be amortized as charges to earnings; instead, these assets will be tested for impairment on an annual basis or more frequently if impairment indicators are identified. An impairment loss is measured based on the excess of the carrying amount over the asset's fair value.

Leases

The Company accounts for its leases in accordance with ASC 842, *Leases* ("ASC 842").

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. Because the interest rate implicit in lease contracts is typically not readily determinable, the Company utilizes its incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received.

The Company elected to include both the lease and non-lease components as a single component and account for its lease.

Lease Modification

ASC 842 defines lease modification as a change to the terms and conditions of a contract that results in a change in the scope of or the consideration for a lease. A lease modification can result in either a separate new contract that is accounted for separately from the original contract or a single modified contract.

The Company accounts for a modification to a contract as a separate contract when the modification grants the lessee an additional right of use not included in the original lease and the lease payments increase commensurate with the standalone price for the additional right of use, adjusted for the circumstances of the particular contract. When the Company concludes that a lease modification should be accounted for as a new contract that is separate and apart from the original lease, the new contract should be evaluated for whether it is a lease or contains an embedded lease. If the new contract is a lease or contains an embedded lease, the new lease should be accounted for as any other new lease. The new lease is recorded on the commencement date of the new lease, which is the date the lessee has access to the leased asset.

If a lease modification is not accounted for as a separate contract, the Company should reassess whether the contract contains a lease. If the modified contract is a lease or contains an embedded lease, a lessee should reallocate contract consideration, reassess the lease classification, remeasure the lease liability, and adjust the right-of-use asset.

Research and Development Expenses

Research and development ("R&D") expenses consist of expenses incurred in performing research and development activities, including related salaries, clinical trials, and related drug and non-drug product costs, contract services, and other outside service expenses. Research and development expenses are charged to operating expenses during the period incurred.

The Company capitalizes tangible costs for materials that have a probable alternative future use in other research and development projects. The Company determines that alternative future use exists when materials are not dedicated to a single, specific clinical trial and possess separate economic value independent of any one project's success. These capitalized materials are recorded as "Prepaid expenses and other current assets" based on their expected timing of use. The Company reclassifies these materials as R&D expense when they are consumed in research activities or become specifically dedicated to a clinical trial, at which point the alternative future use is deemed to no longer exist.

Clinical Trial Accruals

Clinical trial costs are a component of research and development expenses. The Company accrues and expenses for clinical trial activities performed by third parties based upon actual work completed in accordance with agreements established with clinical research organizations and clinical sites. The Company determines the costs to be recorded based upon validation with the external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

The Company's policy typically permits returns if the product is damaged, defective, or otherwise cannot be used when received by the customer if the product has expired. Returns are accepted for products that will expire within three months or that have expired up to one year after their expiration dates. Estimates for expected returns of expired products are based primarily on an ongoing analysis of our historical return patterns.

The Company recognizes revenue in accordance with the core principle of ASC 606 or when there is a transfer of control of promised goods or services to customers in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services.

The Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company does not adjust the amount of consideration for the effects of a significant financing component if, at contract inception, the expected period between the transfer of promised goods or services and customer payment is one year or less.

The Company has elected to treat shipping and handling activities as fulfillment costs. Additionally, the Company elected to record revenue net of sales and other similar taxes as "Product revenue, net" in the consolidated statements of operations.

Contracts - Distribution Agreement

The Company's Canalevia-CA1 and Neonorm products are primarily sold to distributors, who then sell the products to end customers. Since 2021, the Company has entered into one distribution agreement with an established distributor to distribute the Company's animal health products in the United States. The distribution agreement and the related purchase orders together meet the contract existence criteria under ASC 606. The Company sells directly to its customers without the use of an agent.

Performance obligations

For animal health products sold by the Company, the single performance obligation identified above is the Company's promise to transfer the Company's animal health products to distributors based on specified payment and shipping terms in the arrangement. Product warranties are assurance-type warranties that do not represent a performance obligation. For the Company's human health product, Mytesi, the single performance obligation identified above is the Company's promise to transfer Mytesi to specialty pharmacies based on specified payment and shipping terms as outlined in the Exclusive Distribution Agreement entered into by the Company and Cardinal Health, Inc. ("Cardinal Health") as of January 16, 2019.

Transaction price

For contracts with Cardinal Health and other distributors, the transaction price is the amount of consideration that which the Company expects to collect in exchange for transferring the promised goods or services. The transaction price of Mytesi is the Wholesaler Acquisition Cost ("WAC"), and the transaction price of Canalevia-CA1 and Neonorm is the manufacturer's list price, net of discounts, returns, and price adjustments.

Allocate transaction price

For contracts with distributor, the entire transaction price is allocated to the single performance obligation contained in each contract.

Revenue recognition

For contracts with Cardinal Health, a single performance obligation is satisfied at a point in time upon each contract's Free On Board ("FOB") terms when control, including title and all risks, has transferred to the customer.

Disaggregation of Product Revenue

Human

Sales of Mytesi are recognized as revenue at a point in time when the products are delivered to the specialty pharmacies. Net revenues from the sale of Mytesi were approximately $11.0 million and $11.3 million for the years ended December 31, 2025 and 2024, respectively.

Animal

The Company recognized Canalevia-CA1 products revenues of $148,000 and $160,000 for the years ended December 31, 2025 and 2024, respectively. The Company recognized Neonorm revenues of $35,000 and $28,000 for the years ended December 31, 2025 and 2024, respectively. Revenues are recognized at a point in time upon shipment, when title and control are transferred to the buyer. Sales of Canalevia-CA1, Neonorm Calf and Foal to distributors are made under agreements that may provide distributor price adjustments and rights of return under certain circumstances.

Contracts – Specialty Pharmacies

Effective October 1, 2020, the Company engaged a private company as an authorized specialty pharmacy provider of the Company's Mytesi product. Under the Specialty Product Distribution Agreement, the Company shall supply the products directly to the private company's specialty pharmacies in such amounts as may be ordered. There is no minimum purchase or inventory requirement. The specialty pharmacies were authorized distributors of record for all National Drug Codes of Mytesi.

Effective April 20, 2021, the Company engaged another private company as an authorized specialty pharmacy provider of Mytesi. Under the Specialty Pharmacy Distribution and Services Agreement, the private company shall sell and dispense Mytesi directly ordered from the Company at the agreed price to patients within the territories identified in the agreement.

The Company has entered into agreements with a total of five different specialty pharmacy chains that are authorized to provide Mytesi to patients.

Performance obligations

The single performance obligation is the Company's promise to transfer Mytesi to specialty pharmacies, based on specified payment and shipping terms outlined in the agreements.

Transaction price

The transaction price is the amount of consideration the Company expects to collect in exchange for transferring the promised goods or services. The transaction price of Mytesi is the WAC, net of estimated discounts, returns, and price adjustments.

Allocate transaction price

The entire transaction price is allocated to the single performance obligation contained in each contract.

Revenue recognition

The single performance obligation is satisfied at a point in time, upon the FOB terms of each contract, when control, including title and all risks, has been transferred to the customer.

Product Revenue

Sales of Mytesi are recognized as revenue at a point in time when the products are delivered to the specialty pharmacies. Net revenues from the sale of Mytesi to the specialty pharmacies were approximately $9.0 million and $10.0 million for the years ended December 31, 2025 and 2024, respectively.

Contracts – Exclusive Distribution Agreement

On April 12, 2024, the Company entered into a five-year exclusive in-license agreement with Venture Life Group PLC ("Venture Life"), a United Kingdom-based international consumer health company focused on the global self-care market for Venture Life's 510(k) cleared oral mucositis prescription product, Gelclair for the US market. The agreement grants the Company the exclusive rights to market Venture Life's FDA-approved oral mucositis prescription product, Gelclair, within the US market. The Company paid a non-refundable license fee of €200,000 (equivalent to $215,040, excluding value-added taxes or "VAT") to Venture Life. Additionally, the Company will pay Venture Life a running royalty based on a percentage of the net sales throughout the agreement term. The non-refundable license fee has been capitalized as license under intangible assets, while the running royalty will be recognized as royalty expense. The agreement and binding term sheet collectively qualify as a valid contract under ASC 606.

Performance obligations

The Company identified a single performance obligation, which is the exclusive rights to market Gelclair in the US market. The Company will pay Venture Life a running royalty based on a percentage of the net sales throughout the agreement term.

Transaction price

Transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Allocate transaction price

The entire transaction price is allocated to the single performance obligation contained in the contract.

Revenue recognition

The single performance obligation is satisfied over-time, throughout the five-year license period.

Product Revenue

For the years ended December 31, 2025 and 2024, the Company recognized a revenue of $140,000 and $49,000, respectively. For the years ended December 31, 2025 and 2024, the total royalty expense associated with this contract amounted to $156,000 and $15,000, respectively. The royalty expense are recorded as "Cost of product revenue" in the consolidated statements of operations.

Contracts – License Agreement

Effective March 18, 2024, the Company engaged in a securities purchase agreement, supplemented by a binding term sheet, with Gen Ilac Ve Saglik Urunleri Sanayi Ve Ticaret, A.S. ("GEN" or "Licensee"). The Company grants GEN a right to access its intellectual property for the Company's FDA-approved prescription drug crofelemer and commercialize crofelemer finished product in licensed Eastern Europe territories for a consideration including license fees, royalties and product sales. The agreement and binding term sheet collectively qualifies as a valid contract under ASC 606.

Performance obligations

The Company identified two promises, namely (1) the grant of license to manufacture and commercialize pharmaceutical products that utilize crofelemer (the "Licensing Transaction") and (2) the supply of crofelemer Active Pharmaceutical Ingredient ("API"). Licensee cannot benefit from the license alone without the API as the latter comes from a plant exclusive to the Company. No other entities can produce the API. Consequently, the grant of license and the supply API are not distinct, and accounted as a single performance obligation.

Transaction price

Transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The transaction price in the contract with GEN includes both fixed and variable considerations.

For the Licensing Transaction, the fixed consideration is measured as the difference between the proceeds from the related share issuance and the fair value of the shares issued. The variable consideration, in the form of royalty, is based on a percentage of the Licensee's revenue from the sale of pharmaceutical products utilizing crofelemer. For the supply of crofelemer API, the variable consideration is determined using the expected value of a wide range of possible amounts.

Allocate transaction price

The entire transaction price is allocated to the single performance obligation contained in the contract.

Revenue recognition

The single performance obligation is satisfied over-time, throughout the five-year license period, based on the expiration dates of the licensed patents.

License Revenue

For the year ended December 31, 2025 and 2024, license fees recognized from the contract with GEN amounted to $170,000 and $128,000, respectively. As of December 31, 2025 and 2024, the total deferred revenue associated with this contract amounted to $552,000 and $723,000, respectively.

Collaboration Revenue

Revenue recognition for collaboration agreements requires significant judgment. The Company's assessments and estimates are based on contractual terms, historical experience, and general industry practice. Revisions in these values or estimations increase or decrease collaboration revenue in the period of revision.

On September 24, 2018, the Company entered into a Distribution, License, and Supply Agreement ("License Agreement") with Knight Therapeutics ("Knight"). The License Agreement has a term of 15 years (with automatic renewals) and provides Knight with an exclusive right to commercialize current and future Jaguar human health products (including crofelemer, NP-300, and any product containing a proanthocyanidin or with an anti-secretory mechanism) in Canada and Israel. Knight forfeited its right of first negotiation for expansion to Latin America. Under the License Agreement, Knight is responsible for applying for and obtaining necessary regulatory approvals in the territory of Canada and Israel, as well as marketing, sales, and distribution of the licensed products. Knight will pay a transfer price for all licensed products, and upon achievement of certain regulatory and sales milestones, the Company may receive payments from Knight in an aggregate amount of up to approximately $18.0 million, payable throughout the initial 15-year term of the agreement. The Company did not have any license revenues for the years ended December 31, 2025 and 2024.

Modifications to Liability-classified Instruments

In accounting for debt modifications and exchange transactions, it is the Company's policy first to determine whether it qualifies as a troubled debt restructuring ("TDR") pursuant to the guidance provided in ASC 470-60, *Debt—Troubled Debt Restructurings by Debtors* ("ASC 470-60"). A debt modification or exchange transaction that is not within the scope of the ASC 470-60 is accounted for under ASC 470-50, *Modification and Extinguishments* ("ASC 470-50"), to determine if the transaction is a mere modification or an extinguishment.

For the years ended December 31, 2025 and 2024, the Company has entered into amendments to the terms of its royalty interests and purchase agreements. The cumulative impact of these amendments resulted to certain extinguishments and modifications (See Note 7).

Modifications to Equity-classified Instruments

In accounting for modifications of equity-classified warrants, the Company's policy is to determine the impact by analogy to the share-based compensation guidance of ASC 718, *Compensation-Stock Compensation* ("ASC 718"). The model for a modified share-based payment award that is classified as equity and remains classified in equity after the modification is addressed in ASC 718-20-35-3, *Compensation-Stock Compensation—Awards Classified as Equity—Subsequent Measurement*. Pursuant to that guidance, the incremental fair value from the modification is recognized as an expense in the statements of operations to the extent the modified instrument has a higher fair value; however, in certain circumstances, such as when an entire class of warrants is modified, the measured increase in fair value may be more appropriately recorded as a deemed dividend, depending upon the nature of the warrant modification.

The Company did not modify any equity-classified warrants for the years ended December 31, 2025 and 2024.

In accounting for amendments to preferred stock, the Company's policy is to measure the impact by analogy to ASC 470-50 in determining if such an amendment is an extinguishment or a modification. If the amendment results in an extinguishment, the Company follows the SEC staff guidance in ASC 260-10-S99-2, *Earnings Per Share—Overall—SEC Materials*, and ASC 470-20, *Debt—Debt with Conversion and Other Options*. If the amendment results in a modification, the Company follows the model in either ASC 718 or ASC 470-50, depending on the nature of the amendment.

The Company did not modify any equity-classified preferred stock for the years ended December 31, 2025 and 2024.

Stock-based Compensation

The Company's Stock Incentive Plan (See Note 12) provides for the grant of stock options, restricted stock, and restricted stock unit awards. The Company measures stock awards granted to employees, non-employees, and directors at estimated fair value on the date of grant and recognizes the corresponding compensation expense of the awards, net of estimated forfeitures, over the requisite service periods, which correspond to the vesting periods of the awards. If necessary, forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company issues stock awards with only service-based vesting conditions and records compensation expenses for these awards using the straight-line method.

The Company uses its common stock's grant date fair market value to determine the grant date fair value of options granted to employees, non-employees, and directors. The Company measures and recognizes compensation expense for all stock options and RSUs granted to its employees and directors based on the estimated fair value of the award on the grant date. The Company believes that the fair value of stock options granted to non-employees is more reliably measured than the fair value of the services received. The determination of the grant date fair value of options using an option pricing model is affected by the Company's estimated common stock fair value and requires management to make a number of assumptions, including the expected life of the option, the volatility of the underlying stock, the risk-free interest rate and expected dividends.

The Company estimates the fair value of stock options using the Black-Scholes option valuation model. The fair value is recognized as an expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, on a straight-line basis. The fair market value of common stock is based on the closing price of the Company's common stock as reported on the date of the grant.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company has adopted the provisions of ASC 740, *Income Taxes*. Under these principles, tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold, it is then measured to determine the amount of benefit to be recognized in the financial statements. The tax position is the most significant benefit, with a greater than 50 percent likelihood of being realized upon ultimate settlement.

The Company files a consolidated tax return for its related entities.

Foreign Currency Remeasurement and Translation

The functional currency of Napo Therapeutics is the Euro. The Company follows ASC 830, *Foreign Currency Matters* ("ASC 830"). ASC 830 requires the assets, liabilities, and results of operations of a foreign operation to be measured using the functional currency of that foreign operation. Exchange gains or losses from remeasuring transactions and monetary accounts in a currency other than the functional currency are included in current earnings or losses.

Translation adjustments result from translating the functional currency of subsidiary financial statements into the US Dollar reporting currency. These translation adjustments are reported separately and accumulated in the consolidated balance sheets as a component of accumulated other comprehensive gain or loss.

Comprehensive Loss

The Company follows ASC 220, *Income Statement—Reporting Comprehensive Income*, which establishes standards for reporting and displaying comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements.

For the years ended December 31, 2025 and 2024, the amount of other comprehensive income from translation adjustments were $411,000 loss and $217,000 gain, respectively.

Basic and Diluted Net Loss Per Share of Common Stock

Basic net loss per share of common stock is computed by dividing net loss attributable to common stockholders for the year by the weighted average number of common stock outstanding during the year. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders for the year by the weighted average number of common stock, including potential dilutive shares of common stock assuming the dilutive effect of potential dilutive securities. The Company uses the treasury stock method to calculate diluted net loss per share. For years in which the Company reports a net loss, diluted net loss per share is the same as basic net loss per share because their impact would be anti-dilutive to the calculation of net loss per share. For the years ended December 31, 2025 and 2024, the Company reports a combined basic net loss and diluted loss per share of common stock. Diluted net loss per share of common stock is the same as basic net loss per share of common stock for the years ended December 31, 2025 and 2024.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Joint Venture Formations

In August 2023, the FASB issued ASU 2023-05, Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. This update outlines the recognition and initial measurement requirements for these joint ventures. The amendments are effective for annual periods beginning after December 15, 2024, with early adoption permitted. The amendments did not have a material impact on its consolidated financial statements, but will continue to evaluate the impact on any future joint venture formations in which it participates.

Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This update enhances the transparency and decision usefulness of income tax disclosures by improving the effective tax rate reconciliation and requiring expanded annual disclosures related to income taxes paid and the disaggregation of pretax income and income tax expense by jurisdiction. The amendments are effective for annual periods beginning after December 15, 2024. The Company adopted this guidance effective January 1, 2025, and the adoption did not have a material impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

Stock Compensation

In March 2024, the FASB issued ASU 2024-01, *Compensation – Stock Compensation (Topic 718): Scope Application of Profit Interest and Similar Awards*. This update clarifies how companies account for profit interest and similar awards given to employees or non-employees, which helps determine whether such award fall under stock compensation or general compensation accounting standards. The amendments in this update are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods for entities other than public business entities. The Company will monitor the effects of the additional disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses (DISE)*, which requires additional disclosures regarding the nature of expenses included in the income statement. This update responds to investor feedback requesting greater transparency in financial reporting by requiring entities to provide a tabular disclosure of specified natural expense categories within relevant expense captions. The disclosure requirements include purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion expenses, among others. Additionally, entities must provide qualitative descriptions of any remaining amounts not separately disaggregated and disclose total selling expenses.

The amendments in this update apply to all public business entities and are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Entities may apply the requirements prospectively, with an option for retrospective application. Early adoption is permitted. The Company has elected not to early adopt but will monitor the impact of the additional disclosures.

Consolidation

In June 2025, the FASB issued ASU 2025-03, *Consolidation (Topic 810) and Derivatives and Hedging (Topic 815): Amendments to Certain Disclosure and Presentation Requirements*, which amends certain disclosure and presentation requirements for consolidation and derivatives. The amendments are intended to improve the clarity and usefulness of disclosures related to variable interest entities and derivative instruments. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. The Company is evaluating the effect of this guidance on its disclosures but does not expect a material impact on its consolidated financial statements. The Company has elected not to early adopt but will monitor the impact of the additional disclosures on its consolidated financial statements.

Financial Instruments—Credit Losses

In November 2025, the FASB issued ASU 2025‑08, *Financial Instruments—Credit Losses (Topic 326): Purchased Loans*. The amendments clarify the accounting for purchased loans within the scope of Topic 326 and retain the gross‑up approach for purchased financial assets with credit deterioration, while clarifying which purchased financial assets are subject to that guidance. The amendments are effective for the Company for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods, and are to be applied prospectively to loans acquired on or after the date of initial application. Early adoption is permitted. The Company has elected not to early adopt but will monitor the impact of this guidance on its consolidated financial statements.

Derivatives and Hedging

In December 2025, the FASB issued ASU 2025‑09, *Derivatives and Hedging (Topic 815): Improvements to Hedge Accounting*. The amendments refine and expands the existing scope exceptions that exclude certain contracts, including certain R&D funding arrangements, from derivative accounting, and clarifies the accounting for share-based noncash consideration received from a customer. The amendments are effective for the Company for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. Early adoption is permitted. The Company has elected not to early adopt but will monitor the impact of this guidance on its consolidated financial statements.

Government Grants

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities*. This update improves GAAP by establishing authoritative guidance on the recognition, measurement, and presentation of government grants received by business entities, reducing diversity in current practice. The amendments require that a grant be recognized when it is probable that the entity will comply with the attached conditions and the grant will be received. Entities may elect to recognize grants related to assets either as deferred income or as an adjustment to the cost basis of the asset. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim periods within those years. The Company is evaluating the effect of this guidance on its consolidated financial statements.

Interim Reporting

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*. This update improves the navigability of required interim disclosures and clarifies when the guidance is applicable to entities that provide interim financial statements in accordance with GAAP. The amendments introduce a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. For public business entities, the ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company has elected not to early adopt but will monitor the impact of the additional disclosures on its consolidated financial statements.

Codification Improvements

In December 2025, the FASB issued ASU 2025-12, *Codification Improvements*. This update addresses suggestions from stakeholders and makes incremental improvements to GAAP by clarifying guidance, correcting errors, and making minor improvements across a variety of Topics. Key amendments include clarifying the calculation of earnings per share when a loss from continuing operations exists and explicitly permitting the excess of treasury stock repurchase price over par value to be accounted for as a deduction from additional paid-in capital, provided the balance does not become negative. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

The Company has assessed recently issued accounting pronouncements and determined that there are no other new standards expected to have a material impact on its financial statements. However, the Company will continue to monitor developments in accounting standards and evaluate their relevance as they arise.

3. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value under US GAAP and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1 – Observable inputs such as quoted prices (unadjusted) for identical instruments in active markets.

- Level 2 – Observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or model‑derived valuations whose significant inputs are observable.

• Level 3 – Unobservable inputs that reflect the reporting entity's own assumptions.

The following tables set forth the fair value of the Company's consolidated financial instruments that were measured at fair value on a recurring basis as of December 31, 2025 and 2024. The liabilities categorized as Level 3 within the hierarchy below represent notes payable for which the Company has elected the fair value option.

	December 31, 2025			
(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Derivative asset	$ —	$ —	$ 322	$ 322
Total fair value of assets	$ —	$ —	$ 322	$ 322
Liabilities				
Iliad	$ —	$ —	$ 1,172	$ 1,172
Uptown	—	—	11,387	11,387
Streeterville 2	—	—	8,580	8,580
Streeterville Note	—	—	8,222	8,222
Convertible Notes	—	—	2,540	2,540
Total fair value of liabilities	$ —	$ —	$ 31,901	$ 31,901

	December 31, 2024			
(in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Derivative asset	$ —	$ —	$ —	$ —
Total fair value of assets	$ —	$ —	$ —	$ —
Liabilities				
Iliad	$ —	$ —	$ 5,215	$ 5,215
Uptown	—	—	9,615	9,615
Streeterville 2	—	—	8,673	8,673
Streeterville Note	—	—	11,853	11,853
Total fair value of liabilities	$ —	$ —	$ 35,356	$ 35,356

The change in the estimated fair value of Level 3 asset is summarized below:

	Year Ended December 31, 2025
(in thousands)	Derivative asset
Beginning fair value of Level 3 asset	$ —
Additions	322
Changes in fair value	—
Ending fair value of Level 3 asset	$ 322

	Year Ended December 31, 2024
(in thousands)	Derivative asset
Beginning fair value of Level 3 asset	$ —
Additions	—
Changes in fair value	—
Ending fair value of Level 3 asset	$ —

The change in the estimated fair value of Level 3 liabilities is summarized below:

| (in thousands) | Year Ended December 31, 2025 | | | | |
	Iliad	Uptown	Streeterville 2	Streeterville Note	Convertible Notes
Beginning fair value of Level 3 liability	$ 5,215	$ 9,615	$ 8,673	$ 11,853	$ —
Additions	—	—	—	—	1,833
Exchanges	(5,900)	(1,210)	(3,234)	—	(227)
Converted	—	—	—	—	(926)
Extinguishments	(7)	—	—	—	—
Settlements	—	—	—	—	(50)
Changes in fair value	1,864	2,982	3,141	(3,631)	1,910
Ending fair value of Level 3 liability	$ 1,172	$ 11,387	$ 8,580	$ 8,222	$ 2,540

| (in thousands) | Year Ended December 31, 2024 | | | | |
	Iliad	Uptown	Streeterville 2	Streeterville Note	Convertible Notes
Beginning fair value of Level 3 liability	$ 6,862	$ 7,473	$ 6,815	$ 9,793	$ —
Additions	—	—	—	—	—
Exchanges	(4,906)	—	(166)	—	—
Settlements	—	—	—	—	—
Changes in fair value	3,259	2,142	2,024	2,060	—
Ending fair value of Level 3 liability	$ 5,215	$ 9,615	$ 8,673	$ 11,853	$ —

The fair value of the Streeterville Note recognized as a Level 3 liability at the date of issuance and as of December 31, 2025 amounted to $7.8 million and $8.2 million, respectively. The fair value of the remaining Level 3 liabilities at the extinguishment date and as of December 31, 2025 amounted to $23.7 million and $23.5 million. The fair values were based on the weighted average discounted expected future cash flows representing the terms of the notes, discounting them to their present value equivalents. The notes were classified as Level 3 fair values in the fair value hierarchy due to the use of unobservable inputs, including the Company's own credit risk.

The Company determined and performed the valuations with the assistance of an independent valuation service provider. On a quarterly basis, the Company considers the main Level 3 inputs for hybrid instruments used derived as follows:

- Discount rate which was determined using a comparison of various effective yields on bonds as of the valuation date

- Market indications for vouchers, which affect the Return Bonus from the sale of Tropical Disease Priority Review Voucher ("TDPRV")

- Weighted probability of cash outflows which was estimated based on the entity's knowledge of the business and how the current economic environment is likely to impact the timing of the cash outflows, attributed to the different repayment features of the notes.

The following table summarizes the quantitative information about the significant unobservable inputs used in Level 3 fair value measurement for the Streeterville Note:

| Unobservable inputs | Range of inputs (probability-weighted average) | | Relationship of unobservable inputs to fair value |
	2025	2024	
Risk adjusted discount rate	8.85% - 28.67% (28.67%)	7.46%-25.53% (25.53%)	If discount rate is adjusted to a total of an additional 100 basis points (bps), fair value would have decreased by $287,000.
			If discount rate is adjusted to a total deduction of 100 bps, fair value would have increased by $287,000.
Sales proceeds: Amount of comparable TDPRV	$67.5 million to $350.0 million ($110.0 million)	$67.5 million to $350.0 million ($100.0 million)	If expected cash flows by management considered the highest amount of market indications for vouchers, fair value would have decreased by $482,000.
			If expected cash flows by management considered the lowest amount of market indications for vouchers, fair value would have increased by $2.7 million.
Range of probability for timing of cash flows: Variations of the terms and conditions of the timing of cash flows, including settlement of the note principal, interest, penalties, and acceleration clause	0.00%-50.00%	0.00%-85.00%	If expected cash flows by management considered the scenario with the least amount of indicated value, fair value would have decreased by $290,000.
			If expected cash flows by management considered the scenario with the most significant amount of indicated value, fair value would have increased by $1.4 million.

The fair value of the Convertible Notes recognized as a Level 3 liability at the date of issuance and as of December 31, 2025, amounted to $2.5 million. The fair value was determined based on the discounted expected future cash flows representing the terms of the notes, including their short-term maturity and conversion features, and was discounted to present value equivalents. The notes were classified as Level 3 within the fair value hierarchy due to the use of unobservable inputs, including the Company's own credit risk.

The Company determined and performed the valuation with the assistance of an independent valuation service provider. On a quarterly basis, the Company considers the main Level 3 input for these freestanding financial instruments to be the discount rate, which was determined using a comparison of various effective yields on bonds as of the valuation date.

The following table summarizes the quantitative information about the significant unobservable inputs used in Level 3 fair value measurement for the Convertible Promissory Notes:

| Unobservable inputs | Range of inputs (probability-weighted average) | | Relationship of unobservable inputs to fair value |
	2025	2024	
Risk adjusted discount rate	8.9% - 23.51% (23.51%)	—	If discount rate is adjusted to a total of an additional 100 bps, fair value would have decreased by $2,000.
			If discount rate is adjusted to a total deduction of 100 bps, fair value would have increased by $2,000.

For the additional notes designated at FVO that are freestanding, the Company considers only the discount rate which was determined using a comparison of various effective yields on bonds as of valuation date.

The following table summarizes the quantitative information about the significant unobservable inputs used in Level 3 fair value measurement for the remaining instruments that are not classified as hybrid instruments:

Unobservable inputs	Range of inputs (probability-weighted average)		Relationship of unobservable inputs to fair value
	2025	**2024**	
Risk adjusted discount rate	8.9% - 26.00% (26.00%)	7.5%-27.53% (27.53%)	If discount rate is adjusted to a total of an additional 100 bps, fair value would have decreased by $145,000.
			If discount rate is adjusted to a total deduction of 100 bps, fair value would have increased by $146,000.

The fair value of the derivative asset recognized as a Level 3 liability at the date of issuance and as of December 31, 2025, amounted to $322,000. The fair value was determined using a Black-Derman-Toy ("BDT") binomial lattice model in conjunction with a discounted cash flow methodology. The valuation incorporates a discount rate derived from the risk-free rate, based on the US Treasury Daily Treasury Par Yield Curve, plus a weighted option-adjusted spread ("OAS"). The weighted OAS reflects a blended credit profile of the Company and the financial institution holding the related collateral.

The following table summarizes the quantitative information about the significant unobservable inputs used in the Level 3 fair value measurement for the derivative asset:

Unobservable inputs	Range of inputs (probability-weighted average)		Relationship of unobservable inputs to fair value
	2025	**2024**	
Option-adjusted spread	5.40% - 7.40% (6.40%)	—	If option-adjusted spread is adjusted to a total of an additional 100 bps, fair value would have decreased by $170,000.
			If option-adjusted spread is adjusted to a total deduction of 100 bps, fair value would have increased by $187,000.

Fair Value Option

The Company elected to apply the FVO accounting to certain freestanding instruments and to the entire class of hybrid instruments, including structured notes, of which there are assessed embedded derivatives that would be eligible for bifurcation, to align the measurement attributes of those instruments under US GAAP and to simplify the accounting model applied to these financial instruments.

The valuations of these instruments were predominantly driven by the discount rate and the derivative features embedded within the instruments. The Company determined and performed the valuations of the freestanding and hybrid instruments with the assistance of an independent valuation service provider. The valuation methodology utilized is consistent with the income approach for estimating the fair value of the interest-bearing portion of the instruments and the related derivatives. Cash flows of the financial instruments in their entirety, including the embedded derivatives, are discounted at an appropriate rate for the applicable duration of the instrument. Interests on the interest-bearing portion of the instruments held to maturity and mark-to-market adjustments are aggregated in the changes in fair value of freestanding and hybrid financial instruments designated at FVO in the consolidated statements of operations. For the year ended December 31, 2025 and 2024, the Company did not note any fair value movement on FVO liabilities attributable to any instrument-specific credit risk, which should be recorded in other comprehensive income (loss).

The following tables summarize the fair value and outstanding balance for items the Company accounts for under FVO:

(in thousands)	Fair value		Unpaid Principal Balance	Accrued Interest		Fair Value Over (Under) Outstanding Balance
At December 31, 2025						
Iliad	$	1,172	$ —	$	1,183	$ (11)
Uptown		11,387	13,563		5,988	(8,164)
Streeterville 2		8,580	6,953		2,649	(1,022)
Streeterville Note		8,222	6,000		1,036	1,186
Convertible Notes		2,540	2,572		41	(73)

(in thousands)	Fair value		Unpaid Principal Balance	Accrued Interest		Fair Value Over (Under) Outstanding Balance
At December 31, 2024						
Iliad	$	5,215	$ 2,220	$	4,484	$ (1,489)
Uptown		9,615	7,994		5,347	(3,726)
Streeterville 2		8,673	10,094		2,024	(3,445)
Streeterville Note		11,853	6,000		815	5,038

4. Related Party Transactions

Board of Directors ("BOD") Cash Compensation

The Company makes BOD cash compensation quarterly based on the Director Compensation Program. For the years ended December 31, 2025 and 2024, the Company paid its directors approximately $431,000 and $442,000 in cash compensation, respectively.

5. Commitments and Contingencies

Commitments

Leases

On April 6, 2021, the Company entered into an office lease agreement of approximately 10,526 square feet of office space in San Francisco, inclusive of office space covered under the previous sublease agreement. The term of the lease began on September 1, 2021, and expired on February 28, 2025, unless terminated earlier. The lease had an early occupancy provision which entitled the Company to use a portion of the leased premises on June 1, 2021, free of rent obligation. In addition, the Company has the option to extend the lease for one three-year period after the expiration date. This option was not included as part of the lease term as the Company was not reasonably certain to exercise it; hence, the lease term only includes the non-cancellable period of three years plus the period of early occupancy.

The base rent under the lease office was $42,000 monthly for the first 12 months, $43,000 monthly for the next 12 months, and $45,000 for the last twelve months. The lease agreement only contained one lease component, which is the lease of the office space. Non-lease components such as payment of building operating costs and share in real property taxes were accounted for separately and were not considered as part of the total lease payments. The lease was classified as an operating lease.

On October 7, 2021, the Company entered an agreement for the lease of office premises from November 1, 2021, to April 30, 2022, subject to automatic renewal for subsequent periods until terminated by either party. Base rent amounted to €10,000 or approximately $10,500. If the contract was not terminated within 12 months, the lease amount would be increased in line with the index of relevant inflation at each annual expiration of the contract's start date. The lessor had the right to decline the renewal of the contract. Upon the happening of certain specified events, the lessor might immediately withdraw from the contract. The Company was required to leave the occupied spaces immediately in the same condition in which they were found in the event of contract termination or expiry. The Company paid a deposit of €20,000, or approximately $21,000, to the lessor. On January 26, 2022, the lease agreement was amended, whereby the term was extended by 20 months from May 1, 2022 to December 31, 2023. All other contract provisions remained the same.

On October 25, 2023, the Company entered a second amendment to extend the lease of the office premises whereby Suite 600 shall extend until February 28, 2025, while Suite 400 shall be accounted for as a separate lease commencing on September 1, 2023, and expiring on August 31, 2030. Under the second lease amendment, the office lease premises were remeasured separately, with Suite 400 measuring approximately 5,735 square feet while Suite 600 measuring 5,263 square feet. The base rent for Suite 400 was $18,000 monthly in the first two years, $18,000 monthly in the third and fourth years, $19,000 monthly in the fifth and sixth years, $20,000 monthly in the seventh and eighth years, and $21,000 in the last year. Accordingly, Suite 600's base rent was amended to $22,000 monthly on its remaining terms. The option to renew at the end of the lease term was amended into a one-to-five-year period from the original one-to-three-year period. All other contract provisions remained the same.

On October 10, 2021, the Company also entered a short-term office lease in Milan, Italy. The term of the lease began on November 1, 2021, subject to automatic renewal equal to the present term until terminated by mutual agreement. On January 26, 2022, the lease agreement was amended, whereby the term was extended by 20 months from May 1, 2022 to December 31, 2023. The Company recognized rent expense on a straight-line basis over the non-cancellable lease period. On September 12, 2023, the Company entered into a second lease amendment whereby the term was extended by another year from January 1, 2024 to December 31, 2024. The Company recognized rent expense on a straight-line basis over the non-cancellable lease period. On December 31, 2023, the Company elected not to renew the lease agreement for October 10, 2021.

On January 25, 2022, the Company entered an agreement for the lease of office premises from March 1, 2022, to December 31, 2023, subject to automatic renewal for subsequent periods until terminated by either party. Base rent amounted to €4,000 or approximately $4,200. A similar agreement was entered with the lessor for the lease of premises to be used as office space from November 1, 2022, to December 31, 2023, subject to automatic renewal for subsequent periods until terminated by either party. Base rent amounted to €3,817 or approximately $4,000. If the contracts are not terminated within 12 months, the lease amounts will be increased in line with the index of relevant inflation at each annual expiration of the contract's start date. The lessor has the right to decline the renewal of the contracts. Upon the happening of certain specified events, the lessor may immediately withdraw from the contracts. The Company is required to leave the occupied spaces immediately in the same conditions in which they were found in the event of contract termination or expiry. The Company paid a deposit of €9,000, or approximately $9,500, to the lessor.

On March 30, 2022, the Company entered an agreement for the lease of two separate vehicles for 48 months, expiring on March 29, 2026. The total monthly lease payment amounted to €2,000 or approximately $2,100, payable in advance. The Company elected to include both the lease and non-lease components as a single component and account for it as a lease. The Company also paid a total deposit of €19,000 or approximately $20,000, exclusive of VAT. Early termination of the contracts requires the payment of specified amounts. On December 17, 2025, the lease agreement was amended, whereby the term was extended by 12 months from March 30, 2026 to March 29, 2027.

In May 2022, the Company entered an agreement for the lease of one vehicle for 48 months, expiring on April 30, 2026. The total monthly lease payment amounted to €833 or approximately $880, payable in advance. The Company elected to include both the lease and non-lease components as a single component and account for it as a lease. The Company also paid a total deposit of €21,000 or approximately $22,000, exclusive of VAT. Early termination of the contracts requires the payment of specified amounts.

In October 2022, the Company entered an agreement for the lease of three vehicles for 48 months, expiring on September 30, 2026. The total monthly lease payment amounted to €2,094 or approximately $2,200, payable in advance. The Company elected to include both the lease and non-lease components as a single component and account for it as a lease.

In November 2022, the Company entered an agreement for the lease of two vehicles for 48 months, expiring on October 31, 2026. The monthly lease payment amounted to €1,459 or approximately $1,500, payable in advance. The Company elected to include both the lease and non-lease components as a single component and account for it as a lease.

On October 25, 2023, the Company entered into the second amendment to the lease of the office premises in San Francisco. Under this amendment, the lease term for Suite 400 was changed from February 28, 2025 to August 31, 2030. Additionally, it reflected a remeasurement of the premises, increasing the Company's total rentable area from 10,526 to 10,998 square feet. As part of this remeasurement, Suite 400's rentable area was adjusted to 5,735 square feet, while Suite 600's rentable area remained unchanged at 5,263 square feet per the original lease agreement. This amendment did not increase Suite 400's rent proportionally to the updated square footage. The option to renew at the end of the lease term was amended into a one-to-five-year period from the original one-to-three-year period. This option was not included as part of the lease term as the Company was not reasonably certain to exercise it; hence, the lease term only includes the noncancellable period until February 28, 2025. The second amendment did not modify any terms related to Suite 600.

On December 8, 2023, the Company entered a two-year office lease in Milan, Italy. The lease term began on January 1, 2024, until December 31, 2025. The Company recognizes rent expense on a straight-line basis over the non-cancellable lease period.

On January 1, 2025, the Company entered into the third amendment to the lease of the office premises in San Francisco. Under this amendment, the lease term for Suite 600 was changed from February 28, 2025 to August 31, 2030, rendering the lease terms for both Suite 400 and Suite 600 coterminous. Additionally, the amendment established a revised rental rate for Suite 600 at $24.00 per rentable square foot, effective upon the amendment's execution. The rental rate is subject to annual escalations of three percent (3%) thereafter. The third amendment did not modify any terms related to Suite 400.

The table below provides additional details of the office space and vehicle leases presented in the consolidated balance sheet as of December 31, 2025, and December 31, 2024:

	December 31,			
	2025		2024	
(in thousands)				
Operating lease - right-of-use asset - office space	$	954	$	819
Operating lease - right-of-use asset - vehicles		46		117
Total	$	1,000	$	936
Operating lease liability, current	$	192	$	299
Operating lease liability, net of the current portion		892		686
Total	$	1,084	$	985
Weighted-average remaining life (years)		4.46		4.44
Weighted-average discount rate		24.48%		20.75%

Lease costs included in general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2025 and 2024, were approximately $511,000 and $817,000, respectively.

For the years ended December 31, 2025 and 2024, cash paid for operating lease liabilities recognized under operating cash flows amounted to approximately $272,000 and $451,000, respectively.

Non-cash investing and financing activities for the years ended December 31, 2025 and 2024, including addition to right-of-use assets obtained from new and modified operating liabilities, amount to approximately $341,000 and $221,000, respectively.

The following table summarizes the undiscounted cash payment obligations for operating lease liability as of December 31, 2025 and 2024:

(in thousands)	December 31,	
	2025	2024
2025	$ —	$ 455
2026	408	266
2027	375	233
2028	379	240
2029	391	247
2030	266	168
Total undiscounted operating lease payments	1,819	1,609
Imputed interest expenses	(735)	(624)
Total operating lease liability	1,084	985
Operating lease liability, current	(192)	(299)
Operating lease liability, net of current portion	$ 892	$ 686

Purchase Commitment

On September 3, 2020, the Company entered into a manufacturing and supply agreement (the "Agreement") with Alivus Life Sciences Limited (f/k/a Glenmark Life Sciences Limited) ("Alivus"), pursuant to which Alivus will continue to serve as the Company's manufacturer of crofelemer for use in Mytesi, the Company's human prescription drug product approved by the FDA, and for other crofelemer-based products manufactured by the Company or its affiliates for human or animal use. The term of the Agreement is approximately 2.5 years (i.e., until March 31, 2023) and may be extended for successive two-year renewal terms upon mutual agreement between the parties thereto. The agreement was renewed on July 12, 2023, and was further renewed until March 31, 2026. The Agreement contains provisions regarding the rights and responsibilities of the parties with respect to manufacturing specifications, forecasting and ordering, delivery arrangements, payment terms, confidentiality and indemnification, and other customary provisions. The Agreement includes a commitment to purchase from Alivus a minimum quantity of 500 kilograms of crofelemer per year, pro-rated for partial years, where the Company may be obligated to pay any shortfall. Either party may terminate the Agreement for any reason with 12 months prior written notice to the other party. In addition, either party may terminate the Agreement upon written notice as a result of a material breach of the Agreement that remains uncured for a period of 90 days. If the Company terminates the Agreement due to a material breach caused by Alivus, the Company will not be obligated to pay for any minimum quantity shortfall. As of December 31, 2025, the remaining commitment is 125 kilograms.

Master Services Agreement

On October 5, 2020, the Company entered into an MSA for clinical research organization services (the "2020 MSA") and a service order under such 2020 MSA with Integrium, LLC ("Integrium"). The service order covers the Company's pivotal Phase 3 clinical trial for cancer-therapy-related diarrhea. As consideration for its services, the Company would pay Integrium a total amount of up to approximately $12.4 million, later reduced to approximately $6.0 million, which would be paid over the term of the engagement and based on the achievement of certain milestones. The 2020 MSA will terminate upon the satisfactory performance of all services to be provided thereunder unless earlier terminated by the parties. For the years ended December 31, 2025 and 2024, the Company paid Integrium approximately $0 and $505,000, respectively.

Asset Transfer and Transition Commitment

On September 25, 2017, the Company entered into the Termination, Asset Transfer, and Transition Agreement with Alivus dated September 22, 2017. As a result of the agreement, the Company now controls commercial rights for Mytesi for all indications, territories, and patient populations globally and also holds commercial rights to the existing regulatory approvals for crofelemer in Brazil, Ecuador, Zimbabwe, and Botswana. In exchange, the Company agrees to pay Alivus 25% of any payment it receives from a third party to whom the Company grants a license or sublicense or with whom the Company partners in respect of or sells or otherwise transfers any of the transferred assets, subject to certain exclusions until Alivus has received a total of $7.0 million. For the years ended December 31, 2025 and 2024, the Company paid Alivus approximately $1.4 million and $1.5 million, respectively.

Revenue Sharing Commitment Update

On December 14, 2017, the Company entered into a collaboration agreement with Seed Mena Businessmen Services LLC ("SEED") for Equilevia™, the Company's non-prescription, personalized, premium product for total gut health in equine athletes. According to the terms of this agreement, the Company will pay SEED 15% of total revenue generated from any clients or partners introduced to the Company by SEED in the form of fees, commissions, payments, or revenue received by the Company or its business associates or partners, and the agreed-upon revenue percentage increases to 20% after the first million dollars of revenue. In return, SEED will provide the Company access to its existing United Arab Emirates ("UAE") network and contacts and assist the Company with any legal or financial requirements. The agreement will continue indefinitely until terminated by either party pursuant to the terms of the Agreement. No payments have been made to date.

Joint Venture - Magdalena Biosciences, Inc.

In January 2023, Jaguar and Filament Health ("Filament"), with Funding from One Small Planet, formed the US-based joint venture Magdalena Biosciences, Inc. ("Magdalena"). Magdalena's focus is on the development of novel, natural prescription medicines derived from plants for mental health indications, including, initially, attention-deficit/hyperactivity disorder ("ADHD") in adults. The goal of the collaboration is to extend the botanical drug development capabilities of Jaguar and Filament in order to develop pharmaceutical-grade, standardized drug candidates for mental health disorders and to partner with a potential future licensee to develop and commercialize these novel plant-based drugs. This venture aligns with Jaguar's mental health Entheogen Therapeutics Initiative ("ETI") and Filament's corporate mission to develop novel, natural prescription medicines from plants. Magdalena will leverage Jaguar's proprietary medicinal plant library and Filament's proprietary drug development technology. Jaguar's library of 2,300 highly characterized medicinal plants and 3,500 plant extracts, all from firsthand ethnobotanical investigation by Jaguar and members of the ETI Scientific Strategy Team, is a key asset Jaguar has generated over 30 years that bridges the knowledge of traditional healers and Western medicine. Magdalena holds an exclusive license to plants and plant extracts in Jaguar's library, not including any sources of crofelemer or NP-300, for specific indications and is in the process of identifying plant candidates in the library that may prove beneficial for addressing indications such as ADHD.

The Company accounted for its 40% investment in Magdalena under the equity method. As of December 31, 2025 and 2024, the carrying value of the Company's investment in Magdalena was $0. The summarized income statement information for the year ended December 31, 2025, of Magdalena is as follows:

	December 31, 2025
(in thousands)	
Revenue	$ —
Operating expenses	(406)
Loss before income tax	(406)
Income tax expense	—
Net loss	$ (406)
Net loss attributable to the Company	$ (162)

The net loss attributable to the Company is included in other income in the consolidated statements of operations.

Securities Purchase and Licensing Agreement

On March 18, 2024, the Company entered into a privately negotiated securities purchase agreement with GEN, pursuant to which the Company issued 444 shares of the Company's common stock at $4,500.00 per share for gross proceeds of approximately $2.0 million. The sale of the securities was consummated in connection with the licensing transaction covering the exclusive license and commercialization agreement for the Company's FDA-approved prescription drug crofelemer with purchasers in certain Eastern European countries.

The Company determined that the issuance of shares and the license grant should be accounted for as a single arrangement under ASC 606. The fair value of the common stock issued was excluded from the consideration allocated to the revenue unit of account following the separation and initial measurement requirements. The deferred revenue amounting to $850,000 will be recognized as revenue evenly over a period of five years, which represents the approximate term of the license period considering the license patents' expiration dates. For the years ended December 31, 2025 and 2024, the Company recognized $170,000 and $128,000, respectively, related to the license granted. As of December 31, 2025, the remaining deferred revenue balance related to this agreement was $552,000, of which $170,000 is classified as current and $382,000 is classified as non-current deferred revenue.

April 2024 Agreement for Gelclair

On April 12, 2024, the Company entered into an exclusive 5-year in-license agreement with Venture Life, for the exclusive rights to market Gelclair within the US market. The agreement will automatically be renewed for an additional five-year term, totaling ten years, if the Company meets all Minimum Purchase Obligations ("MPOs") and minimum net sales obligations.

The Company paid a non-refundable license fee of €200,000 (equivalent to $215,040, excluding VAT) and will pay a running royalty based on a percentage of the net sales throughout the agreement term. The non-refundable license fee has been capitalized as License under Intangible Assets, while the running royalty will be recognized as royalty expense.

The Company commenced the commercial launch of Gelclair in October 2024. For the year ended December 31, 2025, the Company recognized $23,000 in amortization and $156,000 in royalty expense based on a percentage of net sales. As of December 31, 2025, the carrying amount of the Gelclair license was $187,000.

Contingencies

On February 3, 2026, a former employee filed a complaint against the Company with the American Arbitration Association (AAA). While we cannot predict the outcome of this matter with certainty, the claim financial result will not exceed our insurance retention for this matter, $100,000. An adverse ruling could potentially impact our reputation. The Company believes the lawsuit is without merit and intends to defend itself vigorously, so the Company is not recording a contingency against the claim.

6. Balance Sheet Components

Inventory, net

Inventory at December 31, 2025 and 2024 consisted of the following:

| | December 31, | |
	2025	2024
(in thousands)		
Raw materials	$ 2,041	$ 1,850
Work in process	7,236	7,407
Accumulated provision for inventory obsolescence	(2,000)	—
Work in process, net	5,236	7,407
Finished goods	1,322	1,088
Total inventory, net	$ 8,599	$ 10,345

Inventory provisions as a result of excess inventory or obsolescence are recorded as a component of cost of sales in the consolidated statements of operations. For the years ended December 31, 2025 and 2024, inventory provisions were $2.0 million and $0, respectively.

Property and Equipment, net

Property and equipment at December 31, 2025 and 2024 consisted of the following:

| | December 31, | |
	2025	2024
(in thousands)		
Land	$ 396	$ 396
Lab equipment	477	477
Software	63	63
Furniture and fixtures	62	18
Computers and peripherals	23	23
Total property and equipment at cost	1,021	977
Accumulated depreciation	(558)	(513)
Property and equipment, net	$ 463	$ 464

Depreciation and amortization expense was $45,000 and $48,000 for the years ended December 31, 2025 and 2024, respectively.

Intangible assets, net

Intangible assets consisted of the following:

(in thousands)	December 31, 2025		December 31, 2024	
Developed technology	$	25,000	$	25,000
Accumulated developed technology amortization		(14,028)		(12,361)
Developed technology, net		10,972		12,639
In-process research and development		4,800		4,800
Accumulated in-process research and development impairment		(800)		—
In process research and development, net		4,000		4,800
Trademarks		300		300
Accumulated trademark amortization		(168)		(148)
Trademarks, net		132		152
Internal use software costs - registry		1,237		1,237
Accumulated internal use software costs impairment		(371)		(371)
Accumulated internal use software costs amortization		(653)		(512)
Internal use software costs - registry, net		213		354
Patents		569		361
Accumulated patents amortization		(54)		(36)
Patents, net		515		325
License		217		215
Accumulated license amortization		(28)		(6)
License, net		189		209
Total intangible assets, net	$	16,021	$	18,479

Amortization expense of finite-lived intangible assets was approximately $1.9 million and $1.9 million for the years ended December 31, 2025 and 2024, respectively.

During 2025, in connection with its annual impairment assessment of the Company's in-process research and development ("IPR&D") assets, consisting of crofelemer for IBS and PEDS, the Company determined that the combined estimated fair value of these IPR&D programs was less than their carrying amount of $4.8 million. Based on this evaluation, the Company estimated the fair value of the IPR&D assets to be $4.0 million. Accordingly, for the year ended December 31, 2025, the Company recognized an impairment loss of $800,000.

The following table summarizes the Company's estimated future amortization expense of intangible assets with finite lives as of December 31, 2025:

(in thousands)	Amounts	
2026	$	1,823
2027		1,823
2028		1,823
2029		1,823
2030		1,823
Thereafter		2,906
	$	12,021

Accrued Liabilities

Accrued liabilities at December 31, 2025 and 2024 consisted of the following:

(in thousands)	December 31, 2025	2024
Accrued customer credits	$ 1,055	$ —
Accrued legal costs	829	34
Accrued chargebacks and discounts	641	572
Accrued vacation	357	393
Accrued share of joint venture losses	351	189
Accrued in-transit payable	328	344
Accrued payroll and commission	263	133
Accrued royalties	134	34
Accrued audit and tax services	81	100
Accrued local tax	12	13
Accrued payroll tax	6	1
Accrued interest	5	4
Accrued other	104	94
Total	$ 4,166	$ 1,911

Other accrued liabilities as of December 31, 2025 and 2024 mainly consist of consultancy fees, contract fees and scientific advisory board fees.

7. Debt

Notes payable at December 31, 2025 and 2024 consisted of the following:

(in thousands)	December 31, 2025	2024
Notes designated at Fair Value Option	$ 31,901	$ 35,356
Streeterville - New Note	10,925	—
Insurance Financing	164	135
Tempesta Note	—	50
Total	42,990	35,541
Less: Unamortized discount and debt issuance costs	(467)	—
Note payable, net of discount	$ 42,523	$ 35,541
Notes payable - non-current, net	$ 15,083	$ 23,503
Notes payable - current, net	$ 27,440	$ 12,038
Weighted average interest rate on short-term borrowings	8.33%	7.36%

The Company paid approximately $22,000 and $14,000 in interest on its debt for the years ended December 31, 2025 and 2024, respectively.

All notes payable not designated at FVO are expected to mature in 2026 to 2028. Future maturities are based on contractual minimum payments. The timing of maturities may fluctuate based on future revenue.

Sale of Future Royalty Interest

October 2020 Purchase Agreement

On October 8, 2020, the Company entered into a royalty interest purchase agreement (the "October 2020 Purchase Agreement") with Iliad Research and Trading, L.P. ("Iliad"), pursuant to which the Company sold to Iliad a royalty interest entitling Iliad to receive $12.0 million of future royalties on sales of Mytesi and certain up-front license fees and milestone payments from licensees and distributors (the "Royalty Repayment Amount") for an aggregate purchase price of $6.0 million.

Until the Royalty Repayment Amount has been paid in full, the Company will pay Iliad 10% of the Company's net sales on included products and 10% of worldwide revenues related to upfront licensing fees and milestone payments from licensees and distributors, but specifically excluding licensing fees and milestone payments that are reimbursements of clinical trial expenses (the "Royalty Payments"). Beginning on the six-month anniversary of the delivery of the October 2020 Purchase Agreement to the Company (the "Purchase Price Date") and continuing until the 12-month anniversary of the Purchase Price Date, the monthly Royalty Payment shall be the greater of (a) $250,000, and (b) the actual Royalty Payment amount Iliad is entitled to for such month. Beginning on the 12-month anniversary of the Purchase Price Date and continuing until the 18-month anniversary of the Purchase Price Date, the monthly Royalty Payment shall be the greater of (a) $400,000 and (b) the actual Royalty Payment amount Iliad is entitled to for such month. Beginning on the 18-month anniversary of the Purchase Price Date and continuing until 24 - month anniversary of the Purchase Price Date, the monthly Royalty Payment shall be the greater of (a) $600,000 and (b) the actual Royalty Payment amount Iliad is entitled to for such month. Beginning on the 24-month anniversary of the Purchase Price Date and continuing until the Royalty Repayment Amount has been paid in full, the monthly Royalty Payment shall be the greater of (a) $750,000, and (b) the actual Royalty Payment amount Iliad is entitled to for such month.

The Royalty Interest amount of $12.0 million was classified as debt, net of a $6.0 million discount, at initial recognition. Under ASC 470-10-35-3, *Debt—Overall—Subsequent Measurement* ("ASC 470-10-35-3"), Royalty Payments to Iliad will be amortized under the interest method per ASC 835-30, *Interest—Imputation of Interest* ("ASC 835-30"). While the agreement contains a stated interest rate, the timing and amount of royalty payments depend on future revenue streams. After each royalty payment, the Company will use a prospective method to determine a new discount rate based on the revised estimate of remaining cash flows. The new rate is the discount rate that equates the present value of the revised estimate of remaining cash flows with the carrying amount of the debt, and it will be used to recognize interest expense for the remaining periods. At issuance, based on projected cash outflows from future revenue streams, the discount rate was 34.51%.

Pursuant to the October 2020 Purchase Agreement, if the weekly volume weighted average price ("VWAP") of the Company's common stock is not equal to or greater than the minimum VWAP of $0.9105 at least twice during each calendar month during the six months beginning on November 1, 2020, then the Royalty Repayment Amount will be automatically increased by $6.0 million at the end of such six-month period. During the observation period starting November 1, 2020, the Company's weekly VWAP failed to reach the minimum VWAP of $0.9105. On November 13, 2020, the Company concluded that the contingent clause had been met, warranting an additional $6.0 million Royalty Repayment Amount to be added to the outstanding balance commencing on May 10, 2021, for the purpose of cash interest calculation. The change in the Royalty Repayment Amount was accounted for as a debt modification and resulted in a new discount rate of 45.42%.

The company entered into several exchange agreements from April 13, 2021, to March 9, 2022, whereby the Company agreed to partition $8.0 million from the original outstanding balance of the royalty interest and exchange for a total of 76 shares of the Company's voting common stock. The period between the first and last exchanges from February 11, 2022 to March 9, 2022, occurred within a 12-month period and each was individually assessed as a modification, the debt terms that existed prior to the February 11 exchange were used in applying the 10% test on the cumulative assessment performed. The exchanges were cumulatively accounted for as an extinguishment and resulted in a loss of $2.2 million.

On April 14, 2022, the Company entered into amendments (the "Royalty Interest Global Amendments") to its existing royalty interests, including the Royalty Interest in the original principal amount of $12.0 million under the October 2020 Purchase Agreement. The amendment grants the Company, at its sole discretion, the right to exchange from time to time, all or any portion of the Royalty Interests for shares of the Company's common stock at a price per share equal to the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) as of the date of the applicable exchange. Under the Royalty Interest Global Amendments, the Company's ability to exchange the Royalty Interests for shares of the Company's common stock is subject to certain limitations, on which the Company will not have such right and issue any common stock to investors if such limitations were not followed.

The Company entered into several exchange agreements after the Royalty Interest Global Amendments from May 13, 2022, to November 18, 2022, whereby the Company agreed to partition $1.9 million from the outstanding balance of the royalty interest in exchange for a total of 80 shares of the Company's voting common stock. These exchange agreements were individually assessed and accounted for as debt modification.

On March 17, 2023 and March 23, 2023, the Company entered into another exchange agreement with Iliad, pursuant to which the parties agreed to partition $992,000 and $227,000, respectively, from the outstanding balance of the royalty interest in exchange for 10 and 2 shares, respectively, of the Company's stock.

The exchanges that occurred within the 12 months before the May 13, 2022 exchange were previously accounted for as extinguishment; therefore, cumulative assessment was no longer performed.

On May 8, 2023, the Company entered into a standstill agreement (as amended, the "Standstill Agreement") with Iliad, Uptown Capital, LLC (f/k/a Irving Park Capital, LLC) ("Uptown") and Streeterville (together with Iliad and Uptown, collectively, "Investor") to allow the Company to refrain from making royalty payments with respect to four outstanding royalty interests issued by the Company to the Investor dated October 8, 2020, December 22, 2020, March 8, 2021, and August 24, 2022, respectively (each, a "Royalty Interest" and collectively, the "Royalty Interests"), including any royalty payments due and payable as of May 8, 2023 (the "Standstill Date"), and refrain from buying, selling, or otherwise trading in the Company's common stock for a period beginning on the Standstill Date and ending on the earliest of (a) the date that is six months following the Standstill Date (b) the date of the public announcement of the probability value in Jaguar's OnTarget Phase 3 clinical trial of crofelemer for prophylaxis of cancer therapy-related diarrhea, and (c) the date of any offering or sale of any debt or equity securities, including without limitation any at-the-market offering (the "Standstill Period"), but excluding any exempt issuances. As a material inducement and consideration for Investor's agreement to enter into the Standstill Agreement, the Company issued (i) Iliad warrants to purchase up to 551 shares of the common stock, (ii) Uptown warrants to purchase up to 492 shares of the common stock which will expire on May 8, 2033, and (iii) Streeterville warrants to purchase up to 1,262 shares of the common stock, all at an exercise price of $720.00 per share.

On June 28, 2023, the Company entered into the first amendment to the Standstill Agreement, pursuant to which the Standstill Agreement was amended to, among other things, permit (i) the Company to issue an aggregate of 105 shares of the Company's Series H Convertible Preferred Stock to the Investor in exchange for a $756,992 reduction in the outstanding balance of the December 2020 Royalty Interest and a $1,726,888 reduction in the outstanding balance of the August 2022 Royalty Interest (the "Exchange Transaction") without triggering the termination of the Standstill Period, and (ii) the Investor to (A) consummate the Exchange Transaction during the Standstill Period and (B) sell all shares of the Company's common stock beneficially owned by Investor immediately prior to the consummation of the Exchange Transaction during the Standstill Period.

On June 30, 2023, the Company entered into a binding memorandum of understanding (the "Binding MOU") with the Investor to modify the allocation of the warrants as set forth in the Standstill Agreement such that the Company issued (i) Iliad warrants to purchase up to 1,141 shares of the voting common stock and (ii) Uptown warrants to purchase up to 1,404 shares of the voting common stock, and no warrants were issued to Streeterville under the Standstill Agreement.

On August 14, 2023, the Company entered into an amendment ("the Second Amendment") to the Standstill Agreement with Iliad and Uptown (together, "Standstill Investor") to (i) permit the Company to offer and sell securities without triggering the termination of the Standstill Period, and (ii) remove the restriction on Standstill Investor's ability to buy, sell, or otherwise trade in shares of the Company's common stock during the Standstill Period.

On September 29, 2023, the Company entered into the Global Amendment No. 2 to the October 2020 Purchase Agreement with Iliad, pursuant to which, beginning on January 1, 2026, the monthly Royalty Payment under the October 2020 Purchase Agreement shall be the greater of (a) $750,000.00, and (b) the actual Royalty Payment amount Iliad is entitled to for such month pursuant to the terms of the October 2020 Purchase Agreement. As a material consideration for Iliad's agreement to enter into this amendment, the Company agreed to issue Iliad warrants to purchase up to 155 shares of the Company's voting common stock at an exercise price of $555.00 per share. Such warrants may be exercisable for cash or on a cashless basis at any time and from time to time during the period commencing on September 29, 2023 (the "Issuance Date") and ending on the five-year anniversary of the Issuance Date. Pursuant to an analysis of the indicators provided in ASC 470-60-55-8, *Debt—Troubled Debt Restructurings by Debtors—Implementation Guidance and Illustrations* ("ASC 470-60-55-8"), the Company is not deemed to be experiencing financial difficulty. The debt restructuring is, therefore, not considered a TDR.

The cumulative effect of the exchanges to the October 2020 Purchase Agreement resulted in significant modifications and was accounted for as extinguishment. The Company recorded an extinguishment gain in the consolidated statements of operations amounting to $2.0 million. The extinguishment triggered a remeasurement event under ASC 825-10 and created an election date on whether to account for the October 2020 Purchase Agreement under the FVO.

The Company irrevocably elected to initially and subsequently apply the FVO accounting to the entire royalty interest. The Company used the valuation report from an independent valuation service provided to measure the reporting date fair value of the royalty interest.

On December 28, 2023, the Company entered into a privately negotiated exchange agreement with Iliad, pursuant to which the Company issued an aggregate of 3,250 shares of the Company's voting common stocks to Iliad in exchange for a $789,000 reduction in the outstanding balance of the October 2020 Purchase Agreement. The effect of the exchange was accounted for as a debt modification.

On January 29, 2024, the Company entered into a privately negotiated exchange agreement with Iliad pursuant to which the Company issued an aggregate of 5,333 shares of the Company's voting common stock to Iliad in exchange for a $836,000 reduction in the outstanding balance of the royalty interest dated October 8, 2020, Royalty Interest. The effect of the exchange was accounted for as a debt modification.

On June 7, 2024, the Company entered into an exchange agreement with Iliad, pursuant to which the parties agreed to partition $1,500,000 from the outstanding balance of the royalty interest dated October 8, 2020. This reduced the outstanding balance of the original royalty interest. The partitioned royalty was exchanged for 262 shares of the Company's voting common stock.

On July 15, 2024, the Company entered into a privately negotiated exchange agreement with Iliad pursuant to which the Company issued an aggregate of 18,200 shares of the Company's voting common stock to Iliad in exchange for a $1.9 million reduction in the outstanding balance of the original royalty interest. The effect of the exchange was accounted for as a debt modification.

On July 18, 2024, the Company entered into a privately negotiated exchange agreement with Iliad pursuant to which the Company issued an aggregate of 8,000 shares of the Company's voting common stock to Iliad in exchange for $819,000 reduction in the outstanding balance of the original royalty interest. The effect of the exchange was accounted for as a debt modification.

On April 30, 2025, the Company entered into a privately negotiated exchange agreement with Iliad pursuant to which the Company issued an aggregate of 57,500 of the Company's voting common stock to Iliad in exchange for $632,500 reduction in the outstanding balance of October 2020 Purchase Agreement. The effect of the exchange was accounted for as a debt modification.

On May 13, 2025, the Company entered into a privately negotiated exchange agreement with Iliad, pursuant to which the Company issued an aggregate of 60,000 shares of the Company's voting common stock to Iliad in exchange for a $466,200 reduction in the outstanding balance of the October 2020 Purchase Agreement. The effect of the exchange was accounted for as a debt modification.

On May 14, 2025, the Company entered into a privately negotiated exchange agreement with Iliad, pursuant to which the Company issued an aggregate of 22 shares of the Company's newly authorized Series L Preferred Stock to Iliad in exchange for a $550,000 reduction in the outstanding balance of the October 2020 Purchase Agreement. The effect of the exchange was accounted for as a debt modification.

On June 27, 2025, the Company entered into a privately negotiated exchange agreements (the "Iliad Series M Exchange Agreement" and the "Streeterville Series M Exchange Agreement") with Iliad and Streeterville, pursuant to which Company issued 170 shares and 90 shares of the Company's newly authorized Series M Preferred Stock to Iliad and Streeterville, respectively, in exchange for a $4,250,000 reduction in the outstanding balance of the October 2020 Purchase Agreement and a $2,250,000 reduction in the outstanding balance of the August 2022 Royalty Interest, respectively.

On November 17, 2025, the Company entered into amendments (the "Royalty Interest Global Amendments No. 3") to the October 2020 Purchase Agreement with Iliad. Pursuant to these amendments, beginning on April 1, 2026, the monthly royalty payment under each of the Royalty Interests shall be the greater of (a) $750,000, and (b) the actual royalty payment amount the respective investor is entitled to for such month pursuant to the terms of such Royalty Interest.

On December 31, 2025 and 2024, the fair value of Iliad's royalty interests was determined to be $1.2 million and $5.2 million. For the year ended December 31, 2025, the net change in the fair value of Iliad's royalty interests was $1.9 million. The net change in fair value was recorded in the changes in fair value of freestanding and hybrid financial instruments designated at FVO in the consolidated statements of operations.

December 2020 Purchase Agreement

On December 22, 2020, the Company entered into a royalty interest purchase agreement (the "December 2020 Purchase Agreement") with Uptown Capital, LLC(f/k/a Irving Park Capital, LLC) ("Uptown"), a company affiliated with Chicago Venture Partners, L.P. ("CVP"). CVP is an institutional investor that has provided various financing facilities to the Company. Pursuant to this agreement, the Company sold to Uptown a royalty interest entitling Uptown to receive $12.0 million of future royalties on sales of Mytesi and certain up-front license fees and milestone payments from licensees and distributors (the "Uptown Royalty Repayment Amount") for an aggregate purchase price of $6.0 million (the "December 2020 Royalty Interest").

Until such time as the Uptown Royalty Repayment Amount has been paid in full, the Company will pay Uptown 10% of the Company's Net Sales on Included Products and 10% of worldwide revenues related to upfront licensing fees and milestone payments from licensees and distributors, but specifically excluding licensing fees and milestone payments that are reimbursements of clinical trial expenses (the "Uptown Royalty Payments"). Beginning on the payment start date of March 8, 2024 (the "Uptown Purchase Price Date"), and continuing until the 12-month anniversary of the Uptown Purchase Price Date, the monthly Royalty Payment shall be the greater of (a) $750,000 and (b) the actual Royalty Payment amount Uptown is entitled to for such month.

At initial recognition, the December 2020 Royalty Interest amount of $6.0 million is classified as debt, net of a $6.0 million discount (representing the difference between the purchase price and the $12.0 million Royalty Repayment Amount). Under ASC 470-10-35-3, royalty payments to Uptown will be amortized under the interest method per ASC 835-30. While the agreement contains a stated interest rate, the timing and amount of royalty payments depend on future revenue streams. After each royalty payment, the Company will use a prospective method to determine a new discount rate based on the revised estimate of remaining cash flows. The new rate is the discount rate that equates the present value of the revised estimate of remaining cash flows with the carrying amount of the debt, and it will be used to recognize interest expense for the remaining periods. At issuance, based on projected cash outflows from future revenue streams, the discount rate was 23.70%.

On April 14, 2022, under the Royalty Interest Global Amendments, the Company was granted, at its sole discretion, the right to exchange, from time to time, all or any of the Royalty Interest under the original principal amount of $12.0 million or any portion of the December 2020 Purchase Agreement for shares of the Company's voting common stock at a price per share equal to the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) as of date of the applicable exchange, subject to certain limitations.

On February 8, 2023, the Company entered into an exchange agreement with Uptown, pursuant to which the parties agreed to partition $675,000 from the outstanding balance of the royalty interest. The parties further agreed to exchange the partitioned royalty for 100 shares of the Company's common stock.

On May 8, 2023, the Company entered into an exchange agreement with Uptown to partition a new royalty interest in the Uptown Royalty Repayment Amount of $1.1 million from the outstanding balance of the royalty interest and exchange for 1,272 shares of the Company's voting common stock.

On the same date, the Company entered into the Standstill Agreement as described above, pursuant to which the Company may refrain from making royalty payments on the December 2020 Royalty Interest during the Standstill Period.

On September 29, 2023, the Company entered into the Global Amendment No. 2 to the December 2020 Royalty Interest with Uptown, pursuant to which, beginning on January 1, 2026, the monthly Royalty Payment under the December 2020 Royalty Interest shall be the greater of (a) $750,000.00, and (b) the actual Royalty Payment amount Uptown is entitled to for such month pursuant to the terms of the December 2020 Royalty Interest. As a material consideration for Uptown's agreement to enter into this amendment, the Company agreed to issue to Uptown warrants to purchase up to 175 shares of the Company's voting common stock at an exercise price of $555.00 per share. Such warrants may be exercisable for cash or on a cashless basis at any time and from time to time during the period commencing on September 29, 2023 (the "Issuance Date") and ending on the five-year anniversary of the Issuance Date. Pursuant to an analysis of the indicators provided in ASC 470-60-55-8, the Company is not deemed to be experiencing financial difficulty. The debt restructuring is, therefore, not considered a TDR.

On the same date, the Company entered into a privately negotiated exchange agreement with Uptown (the "Exchange Agreement"), pursuant to which the Company issued an aggregate of 118 shares of the Company's newly authorized Series I Convertible Preferred Stock (the "Series I Preferred Stock" or "Preferred Stock") to Uptown, at an effective exchange price per share equal to the market price (defined as the Minimum Price under Nasdaq Listing Rule 5635(d)) as of the date of the Exchange Agreement, in exchange for a $1,500,000.00 reduction in the outstanding balance of the December 2020 Royalty Interest ("Partitioned Royalty") (the "Exchange Transaction"). Subject to the terms of the Series I Preferred Stock, each share of Series I Preferred Stock is convertible into shares of the Company's Common Stock (the "Conversion Shares").

The cumulative effect of the exchanges to the December 2020 Royalty Interest resulted in significant modifications and was accounted for as extinguishment. The Company recorded an extinguishment gain in the consolidated statements of operations amounting to $2.7 million. The extinguishment triggered a remeasurement event under ASC 825-10 and created an election date on whether to account for the December 2020 Royalty Interest under the FVO accounting.

The Company irrevocably elected to initially and subsequently apply the FVO accounting to the entire royalty interest. The Company used the valuation report from an independent valuation service provided to measure the reporting date fair value of the royalty interest.

On January 28, 2025, the Company entered into a privately negotiated exchange agreement with Uptown, pursuant to which the Company issued 51,600 shares of voting common stock to Uptown in exchange for a $1.1 million reduction in the outstanding balance of the Uptown's royalty interest. The Company accounted for the exchange as a debt modification under ASC 470-50 because the present value of the modified cash flows differed from the original terms by only 0.86%, falling well below the 10% threshold required for extinguishment treatment. Consequently, no gain or loss was recognized in the consolidated statements of operations.

On November 17, 2025, the Company executed the Royalty Interest Global Amendments No. 3 regarding the December 2020 Royalty Interest with Uptown. Pursuant to these amendments, beginning on April 1, 2026, the monthly royalty payment under each of the Royalty Interests shall be the greater of (a) $750,000, and (b) the actual royalty payment amount the respective investor is entitled to for such month pursuant to the terms of such Royalty Interest.

On December 31, 2025 and 2024, the fair value of Uptown's royalty interests was determined to be $11.4 million and $9.6 million. For the year ended December 31, 2025, the net change in the fair value of Uptown's royalty interests was $3.0 million. The net change in fair value was recorded in the change in fair value of financial instruments and hybrid instruments designated at FVO in the consolidated statements of operations.

March 2021 Purchase Agreement

On March 8, 2021 (the "Closing Date"), the Company entered into a purchase agreement (the "March 2021 Purchase Agreement") with Streeterville, a company affiliated with CVP, pursuant to which the Company sold a royalty interest entitling Streeterville to $10.0 million and any interest, fees, and charges as royalty repayment amount (the "March 2021 Royalty Repayment Amount") for an aggregate purchase price of $5.0 million (the "March 2021 Royalty Interest"). Interest will accrue on the March 2021 Royalty Repayment Amount at a rate of 5% per annum, compounding quarterly, and will increase to 10% per annum, compounding quarterly on the 12-month anniversary of the Closing Date.

The Company is obligated to make minimum royalty payments on a monthly basis beginning at the earlier of (a) 36 months following the Closing Date or (b) 30 days following the satisfaction of all existing royalties to Streeterville, and its affiliates namely Iliad and Uptown, but not earlier than 18 months following the Closing Date (the "royalty payment start date") in an amount equal to the greater of (i) $250,000 beginning on the royalty payment start date and continuing until either the royalty repayment amount has been paid in full or the 6-month anniversary of the royalty payment start date, $400,000 beginning on the 6-month anniversary of the royalty payment start date and continuing until either the royalty repayment amount has been paid in full or the 12-month anniversary of the royalty payment start date, $600,000 beginning on the 12-month anniversary of the royalty payment start date and continuing until either the royalty repayment amount has been paid in full or the 18-month anniversary of the royalty payment start date, $750,000 beginning on the 18-month anniversary of the royalty payment start date and continuing until the royalty repayment amount has been paid in full, and (ii) 10% of the Company's net sales on Mytesi and any related improvements, modifications or follow-on products (collectively, the "Included Products"), 10% of worldwide revenues related to upfront licensing fees and milestone payments from licensees and/or distributors but specifically excluding licensing fees and/or milestone payments that are reimbursements of clinical trial expenses or associated with the license of Included Products from the Company to Napo EU, including but not limited to the upfront fee payable by Napo EU to Napo for Included Products and crofelemer for other indications; and 50% of royalties collected from licenses of the Included Product to third parties.

At initial recognition, the March 2021 Royalty Interest amount of $10.0 million is classified as debt, net of a $5.0 million discount. Under ASC 470-10-35-3, royalty payments to Streeterville will be amortized under the interest method per ASC 835-30. While the agreement contains a stated interest rate, the timing and amount of royalty payments depend on future revenue streams. After each royalty payment, the Company will use a prospective method to determine a new discount rate based on the revised estimate of remaining cash flows. The new rate is the discount rate that equates the present value of the revised estimate of remaining cash flows with the carrying amount of the debt, and it will be used to recognize interest expense for the remaining periods. At issuance, based on projected cash outflows from future revenue streams, the discount rate was 19.36%.

On April 14, 2022, under the Royalty Interest Global Amendments, the Company is granted, at its sole discretion, the right to exchange, from time to time, all or any of the Royalty Interest under the original principal amount of $10.0 million of the March 2021 Purchase Agreement for shares of the Company's voting common stock at a price per share equal to the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) as of date of the applicable exchange, subject to certain limitations.

The Company entered into several exchange agreements after the Royalty Interest Global Amendments from August 17, 2022, to September 30, 2022, whereby the Company agreed to partition $5.4 million from the outstanding balance of the royalty interest and exchange for a total of 207 shares of the Company's voting common stock in accordance with the term of the Royalty Interest Exchange Agreement. These exchange agreements were collectively assessed and accounted for as debt modification.

On March 1, 2024, the Company entered into a privately negotiated exchange agreement with Streeterville, pursuant to which the Company issued an aggregate of 179 shares of Series J Preferred Stock to Streeterville in exchange for the surrender of the March 2021 Royalty Interest by Streeterville. Upon completion of this transaction (the" CVP Exchange Transaction"), all outstanding balance of the March 2021 Royalty Interest was fully paid, and the March 2021 Royalty Interest was terminated.

The exchanges of Series J Preferred Stock were accounted for as extinguishment. Because the fair value of the common stock transferred is less than the carrying amount of the Series J Preferred Stock surrendered, the difference was credited to retained earnings and added to earnings available to common shareholders.

Interest expense for the years ended December 31, 2025 and December 31, 2024, was approximately $0 and $420,000, respectively. As of December 31, 2025 and 2024, the carrying value of the debt was $0 and $0, respectively.

August 2022 Purchase Agreement

On August 24, 2022, the Company entered into another royalty interest purchase agreement (the "August 2022 Purchase Agreement") with Streeterville, pursuant to which the Company sold Streeterville a royalty interest to receive $12.0 million (the "August 2022 Royalty Repayment Amount") of future royalties on sales of Mytesi® (crofelemer) for any indications that could cannibalize crofelemer indications or any other chronic indication and certain up-front license fees and milestone payments from licensees and/or distributors for an aggregate purchase price of $4.0 million ("the Royalty Financing"). The Company uses the proceeds to support the ongoing pivotal Phase 3 clinical trial of crofelemer for prophylaxis of diarrhea in adults receiving targeted cancer therapy. Interest accrues on the August 2022 Royalty Repayment Amount at a rate of 5% per annum from the Purchase Price Date until the one-year anniversary of such date and 10% per annum thereafter, using simple interest computed based on a 360-day year.

The Company is obligated to make minimum royalty payments on a monthly basis beginning on January 1, 2024 (the "Payment Start Date") in an amount equal to the greater of (A) a tiered monthly amount starting at $250,000 and increasing to $400,000, $600,000, and $750,000 on the 6, 12, and 18-month anniversaries of the Payment Start Date, respectively, and (B) the royalty payments to which the Investor (Streeterville) is entitled,, consisting of: (1) 10% of the Company's net sales on Crofelemer, including any improvements, modifications, follow-on products, and Lechlemer for specific indications (collectively, the "Included Products"); (2) 10% of worldwide revenues related to upfront licensing fees and milestone payments (excluding clinical trial reimbursements or certain Napo EU intercompany licenses); and (3) 50% of royalties collected from licenses of Included Products to third parties..

Pursuant to the terms of the August 2022 Purchase Agreement, the Company has the right to exchange from time to time, at the Company's sole discretion, all or any portion of the August 2022 Royalty Repayment Amount for shares of voting common stock at a price per share equal to the Nasdaq Minimum Price (as defined in Nasdaq Listing Rule 5635(d)) as of the date of the applicable exchange. At issuance, based on projected cash outflows from future revenue streams, the discount rate was 55.97%.

On September 29, 2023, the Company entered into Global Amendment No. 1 and Global Amendment No. 2 to the August 2022 Purchase Agreement with Streeterville. Under these amendments: (a) beginning on January 1, 2026, the monthly royalty payment shall be the greater of (x) $750,000.00, or (y) the actual royalty payment amount Streeterville is entitled to for such month; and (b) the Company is prohibited from making prepayments of the August 2022 Royalty Repayment Amount. As material consideration for these amendments, the Company issued Streeterville warrants to purchase up to 10,200 shares of common stock and an additional 170 shares of common stock at an exercise price of $555.00 per share. Pursuant to an analysis of the indicators provided in ASC 470-60-55-8, the Company is not deemed to be experiencing financial difficulty, and the restructuring is not considered a TDR.

At any time following an Event of Default, Investor may elect to increase the August 2022 Royalty Repayment Amount by 15% (the "Default Effect") and interest shall accrue at the lesser of 18% per annum or the maximum rate permitted by law.

The cumulative effect of the exchanges to the August 2022 Royalty Interest resulted in significant modifications, which were accounted for as extinguishment. The Company recorded an extinguishment loss in the consolidated statements of operations amounting to $1.0 million. The extinguishment triggered a remeasurement event under ASC 825-10, and the Company irrevocably elected to initially and subsequently apply the **FVO** accounting to the entire royalty interest.

The Company irrevocably elected to initially and subsequently apply the FVO accounting to the entire royalty interest. The Company used the valuation report from an independent valuation service provided to measure the reporting date fair value of the royalty interest.

On January 29, 2024, the Company entered into a privately negotiated exchange agreement with Streeterville pursuant to which the Company issued 1,058 shares of the Company's voting common stock to Streeterville in exchange for a $165,000 reduction in the outstanding balance of the royalty interest dated August 24, 2022.

On February 14, 2025, the Company entered into a privately negotiated exchange agreement with Streeterville, pursuant to which the Company issued 14,000 shares of voting common stock to Streeterville in exchange for a $291,375 reduction in the outstanding balance of the Streeterville's royalty interest.

On September 30, 2025, the Company entered into a privately negotiated exchange agreement with Streeterville, pursuant to which the Company issued 286,532 shares of voting common stock to Streeterville in exchange for a $600,000 reduction in the outstanding balance of the Streeterville's royalty interest.

On November 17, 2025, the Company executed the Royalty Interest Global Amendments No. 3 regarding the August 2022 Royalty Interest with Streeterville. Pursuant to these amendments, beginning on April 1, 2026, the monthly royalty payment under each of the Royalty Interests shall be the greater of (a) $750,000, and (b) the actual royalty payment amount the respective investor is entitled to for such month pursuant to the terms of such Royalty Interest.

On December 31, 2025 and 2024, the fair value of Streeterville's royalty interests was determined to be approximately $8.6 million and $8.7 million, respectively. For the year ended December 31, 2025, the net change in the fair value of Streeterville's royalty interests was $3.1 million. The net change in fair value were recorded in the changes in fair value of freestanding and hybrid instruments designated at FVO in the consolidated statements of operations.

Streeterville Note

On January 13, 2021, the Company issued a secured promissory note to Streeterville in the original principal amount of $6.2 million for an aggregate purchase price of $6.0 million. The Company will use the proceeds to fund the development of the Company's NP-300 drug product candidate for the indication of the symptomatic relief of diarrhea from cholera and general corporate purposes, including the Company's product pipeline activities. The note is due after four years and bears interest at 3.25% per annum. Interest on the note is payable annually in advance by adding the interest charge for each upcoming year to the outstanding balance on the date each such interest charge is accrued. The Company also paid $25,000 to cover legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the note issuance. The original principal amount includes the first year of prepaid interest and the transaction expenses.

At any time following the occurrence of a trial failure which refers to any of the following: (i) the Company abandons the clinical trial with NP-300 for an indication for the symptomatic relief of infectious diarrhea for cholera; (ii) the Company fails to start the Phase 1 clinical trial of NP-300 for the symptomatic relief of infectious diarrhea for cholera by July 1, 2022; or (iii) the Company fails to meet all primary endpoints in the pivotal trials of NP-300 for the symptomatic relief if infectious diarrhea for cholera with statistical significance, Streeterville may elect to increase the outstanding balance as of the date of the trial failure by 25% without acceleration (the "Trial Failure Effect"). If Streeterville elects to apply the Trial Failure Effect, it reserves the right to declare the outstanding balance immediately due and payable at any time. As of December 31, 2025, no trial failure occurred.

Streeterville is entitled to a maximum of 18% and a minimum of 1% of the gross proceeds received by the Company from the sale of TDPRV (the "Return Bonus"). The Return Bonus percentage is reduced pro rata based on the percentage of the original principal balance of the note that has been repaid as of the date of the sale of the TDPRV. Even if the note has been paid in full at the time of the sale of the TDPRV, the Company is still obliged to pay Streeterville a Return Bonus of 1%. If Streeterville applies the Trial Failure Effect, the Return Bonus will automatically be reduced to 1%. If the TDPRV has not been sold as of the day immediately preceding the note's maturity date, the Return Bonus percentage will be fixed as of such date. As of December 31, 2025, the Company has not sold any TDPRV.

Beginning on the earlier of (a) 6 months after January 2021 and (b) initiation of human trials with NP-300 for symptomatic relief of infectious diarrhea for cholera, the Company may pay all or any portion of the outstanding balance earlier than it is due. In the event the Company elects to prepay all or any portion of the outstanding balance, it shall pay to Streeterville 112.5% of the portion of the outstanding balance the Company elects to prepay. The Company may not prepay the note without Streeterville's consent on the date the last patient is enrolled in a pivotal trial.

After Streeterville becomes aware of the occurrence of any default, Streeterville may accelerate the note, with the outstanding balance becoming immediately due and payable in cash at the Mandatory Default Amount (i.e., the outstanding balance following the application of the Default Effect). Streeterville reserves the right to declare the outstanding balance immediately due and payable at any time following the default. Default Effect means multiplying the outstanding balance as of the date of default by 5% or 15% for each occurrence of default, capped at an aggregate of 25%, and then adding the resulting product to the outstanding balance. The percentage to be used depends on whether the default is viewed as minor or major, as defined in the agreement. Furthermore, interest accrues on the outstanding balance beginning on the default date at an interest rate equal to less than 18% per annum or the maximum rate permitted under applicable law. As of December 31, 2025, no default has occurred.

In connection with the note issuance, the Company has entered into a security agreement with Streeterville, pursuant to which Streeterville will receive a first priority security interest in all existing and future NP-300 technology and any TDPRV and the sale proceeds therefrom that may be granted to the Company by the FDA in connection with the development of NP-300 for the cholera indication. The Company also agreed, with certain exceptions, not to grant any lien on any of the collateral securing the note and not to grant any license under any of the intellectual property relating to such collateral. The grant of security interest has become effective in April 2021.

The Company irrevocably elected to initially and subsequently apply the FVO accounting to the entire note. The fair value at the transaction date was equal to the cash proceeds received of $6.0 million. The transaction expense of $25,000 was recognized in profit and loss as incurred. The Company used the valuation report from an independent valuation service provided to measure the reporting date fair value of the note.

On January 29, 2025, the Company entered into an amendment to its secured promissory note with Streeterville to extend the maturity date of the note to July 20, 2025. On February 13, 2025, the Company entered into another amendment to extend the maturity date of the note to January 20, 2026.

On November 17, 2025, the Company entered into an amendment to its secured promissory note with Streeterville to extend the maturity date of the note to July 1, 2026.

On December 31, 2025 and 2024, the fair value of the Streeterville note was determined to be $8.2 million and $11.9 million, respectively. For the year ended December 31, 2025, the net change in the fair value of the Streeterville note was negative $3.6 million. The net change in fair value was recorded in the changes in fair value of freestanding and hybrid instruments designated at FVO in the consolidated statements of operations.

Convertible Notes

On March 26, 2025, the Company entered into securities purchase agreements with selected accredited investors (the "Accredited Investors") pursuant to which the Company issued approximately $3.4 million aggregate principal amount of convertible promissory notes ("March 2025 Convertible Notes" or "Convertible Notes") to such investors ("Bridge Financing"). The March 2025 Convertible Notes had a 3-month maturity, bore interest at 6% per annum, and were convertible immediately at the option of the Accredited Investors into shares of the Company's common stock.

On March 31, 2025, the Company closed the Bridge Financing, in which the Company issued approximately $3.4 million aggregate principal amount of March 2025 Convertible Notes and warrants to purchase up to 622,584 shares of the Company's common stock to selected accredited investors at an initial exercise price of $5.41 per share for non-Insiders and $5.43 per share for Insiders. The warrants are exercisable for a period of five years. Additionally, warrants to purchase up to 37,376 shares of the Company's common stock were issued to the Placement Agents at an exercise price of $6.9188 per share, which are immediately exercisable and expire on March 31, 2030. The gross proceeds to Jaguar from the offering were approximately $3.4 million. Net proceeds were approximately $3.1 million, after deducting the placement agent's fees and other offering expenses, and excluding any potential proceeds from the exercise of the warrants. Jaguar intends to use the net proceeds from the offering for working capital and other general corporate purposes.

The Convertible Notes were immediately convertible, at each holder's option, in part or in full, into an aggregate of 622,598 shares of the Company's common stock, at a conversion price of $5.535 per share for the Accredited Investors who were not an officer, director, employee or consultant of the Company (the "Insiders"), and $5.555 per share for Investors who were Insiders, subject to adjustment for customary stock dividend, stock split, stock combination or other similar transactions.

The Company irrevocably elected to initially and subsequently apply the FVO accounting to the entire note. The fair value at the transaction date was equal to the cash proceeds received of $3.4 million. The transaction expense of $208,000 was recognized in profit and loss as incurred.

Replacement Notes

On June 24, 2025, the Company completed a private exchange transaction with selected accredited investors (the "Participating Investors"), issuing approximately $2.6 million aggregate principal amount of new 6% convertible promissory notes (the "Replacement Notes") in exchange for the cancellation of the March 2025 Convertible Notes held by such Participating Investors (the "Note Exchange Transaction"). The Company also issued warrants up to 928,582 to purchase common stock (the "New Warrants") at an initial exercise price of $2.70 per share. These warrants are exercisable immediately and expire 18 months from the date of issuance. The Company also agreed to file a registration statement for the resale of the related conversion shares and warrant shares.

The Replacement Notes would mature on July 1, 2026, bore interest at 6% per annum, and were immediately convertible at the option of the holders into up to 481,150 shares of the Company's common stock at a conversion price of $5.535 per share for non-Insiders and $5.555 per share for Insiders, subject to adjustment for customary stock dividend, stock split, stock combination or other similar transactions; provided, however, that (a) no conversion shares might be issued to a noteholder who is an Insider unless the stockholder approval was obtained by the Company in accordance with Nasdaq Listing Rules 5635(c) and 5635(d), and (b) the total cumulative number of conversion shares that might be issued to a noteholder who is not an Insider, together with any shares of Common Stock issued to (i) such noteholder upon exercise of the New Warrants issued to such noteholder and (ii) the other Participating Investors in the same series of transactions as the Replacement Notes, might not exceed the requirements of The Nasdaq Capital Market (including the rules related to the aggregation of offerings under Nasdaq Listing Rule 5635(d), if applicable) (the "Issuance Cap"), unless the stockholder approval was obtained by the Company to issue more than the Issuance Cap.

The Company was subject to covenants under the Replacement Notes, including restrictions on dividend payments and the requirement to use net proceeds exceeding $8.0 million from any financing or business development transaction by the Company or Napo, to repay the Replacement Notes.

On December 31, 2025 and 2024, the fair value of the Convertible Notes was determined to be $2.5 million and $0, respectively. For the year ended December 31, 2025, the net change in the fair value of the Convertible Notes was $1.9 million.

Streeterville New Note

Secured Promissory Note

On November 12, 2025, the Company entered into a note purchase agreement with Streeterville, pursuant to which the Company issued and sold to Streeterville a secured promissory note in the original principal amount of $10.8 million (the "Secured Promissory Note"). The Secured Promissory Note carries an original issue discount of $800,000 and the Company agreed to pay $10,000 to Streeterville to cover transaction costs, both of which were included in the original principal balance.

On November 12, 2025, Streeterville paid $2.0 million to the Company and $8.0 million was deposited into a deposit account at Lakeside Bank owned by the Company's newly formed wholly-owned subsidiary, JAGX Holdings, subject to a DACA. The collateral requirement for the deposit account starts at $8.0 million and decreases based on the repayment of unsecured outstanding obligations, terminating once the balance is $500,000 or less.

The Secured Promissory Note bears interest at a rate of 8.00% per annum and matures 36 months following the date of issuance. The Company's obligations are secured by the DACA, a guaranty from JAGX Holdings, and a pledge of all membership interests in JAGX Holdings.

Beginning on the 12-month anniversary of the issuance date, Streeterville has the right to redeem up to $600,000 plus accrued interest per calendar month. Additionally, the Company is required to make mandatory prepayments equal to the lesser of the outstanding balance or 25.00% of upfront licensing fees received from any IP Transaction.

The operating guidelines of JAGX Holdings contain restrictive covenants that, until the JAGX Holdings Note is repaid in full, prohibit JAGX Holdings from taking certain actions without the prior written consent of the Investor, including amending its organizational or operating documents; issuing additional membership interests or equity rights; purchasing assets or conducting business operations; incurring any additional debts, liabilities, or obligations; granting any security interests, liens, or encumbrances on its assets; dissolving, winding up, or liquidating the subsidiary or its assets; or merging with or into any other entity.

Additionally, the Company is required to grant Streeterville online access to monitor the JAGX Holdings deposit account until the JAGX Holdings Note is paid in full. The Investor is expressly designated as a third-party beneficiary with the right to enforce these restrictive covenants and terms of the operating guidelines.

Interest expense for the year ended December 31, 2025, was approximately $137,000. At December 31, 2025, the net carrying value of the note was approximately $10.5 million.

Restricted Cash

As of November 12, 2025, JAGX Holdings deposited $8,000,000 into a Lakeside Bank account in connection with a secured promissory note issued to Streeterville. These funds serve as collateral for the Secured Promissory Note and are held pursuant to DACA among JAGX Holdings, Streeterville, and Lakeside Bank.

Pursuant to the Note Purchase Agreement and the DACA, the Company is restricted from withdrawing funds from the Deposit Account unless the balance exceeds the defined collateral requirement. The initial collateral requirement is $8,000,000 and is subject to reduction based on the repayment of certain unsecured outstanding obligations to the Lender or its affiliates. The collateral requirement automatically terminates once the balance of the deposit account is $500,000 or less. If funds in the deposit account exceed the collateral requirement by more than $100,000, the Company may request a disbursement of the excess funds, subject to Streeterville's instruction to the bank.

The Company evaluated the contractual terms of the Secured Promissory Note in accordance with ASC 815, Derivatives and Hedging, to determine whether any embedded features require bifurcation from the host debt instrument. The embedded features identified include: (i) the Prepayment Clause, (ii) the Redemption Clause, (iii) the Mandatory Prepayment provision, (iv) the Increase in Outstanding Balance upon the occurrence of Trigger Events, (v) the Repayment of the Increased Outstanding Balance upon an Event of Default, and (vi) the Increase in Interest Rate upon an Event of Default.

Based on its assessment, the Company determined that the Increase in Outstanding Balance upon the occurrence of Trigger Events and the Repayment of the Increased Outstanding Balance upon an Event of Default are not clearly and closely related to the host debt instrument and therefore require bifurcation and separate accounting as derivative instruments. Although the Increase in Interest Rate upon the occurrence of an Event of Default has been assessed not clearly and closely related to the host debt instrument, it does not meet the definition of a derivative and, therefore, is not subject to bifurcation. The Prepayment Clause, Redemption Clause, and Mandatory Prepayment provision were determined to be clearly and closely related to the Note and, therefore, do not require bifurcation.

The embedded derivatives are not designated as hedging instruments and are accounted for separately from the host debt instrument. The derivatives are remeasured at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

The embedded derivative is classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs. The fair value was determined based on an independent valuation report prepared by a third-party valuation specialist. The valuation utilized a Black-Derman-Toy ("BDT") binomial lattice model in conjunction with a discounted cash flow ("DCF") methodology. The valuation incorporates a discount rate derived from the risk-free rate plus a weighted option-adjusted spread ("OAS"). The risk-free rate is based on the US Treasury Daily Treasury Par Yield Curve, converted to spot rates using a bootstrapping approach. The weighted OAS reflects a blended credit profile of Jaguar and Lakeside Bank, considering the portion of proceeds held as collateral with Lakeside Bank and the remaining balance available for Jaguar's use. As of the valuation date, the blended exposure approximates 74% attributable to Lakeside Bank and 26% to Jaguar.

As of December 31, 2025, the fair value of the embedded derivative was approximately $322,000 and is presented separately as part of "Other Assets" in the consolidated balance sheets. The derivatives are presented on a gross basis and are not offset against the carrying amount of the Secured Promissory Note or against any collateral arrangements. No cash collateral balances are netted against the reported fair value amounts.

Insurance Financing

March 2024 First Insurance Financing

In March 2024, the Company entered into a premium finance agreement for $97,000 with First Insurance representing the unpaid balance of the total premiums, taxes, and fees of $52,000 with an annual interest rate of 9.3%. The total finance charge was $2,000. Principal and interest payments are due in equal monthly installments over ten months. Interest expense for the years ended December 31, 2025 and 2024, was approximately $200 and $2,000, respectively. The financing balance was approximately $0 and $5,000 as of December 31, 2025 and 2024, respectively.

May 2024 First Insurance Financing

In May 2024, the Company entered into a premium finance agreement for $519,000, with First Insurance representing the unpaid balance of the total premiums, taxes, and fees of $611,000 with an annual interest rate of 9.2%. The total finance charge was $22,000. Principal and interest payments are due in equal monthly installments over ten months. Interest expense for the years ended December 31, 2025 and 2024, was approximately $10,000 and $7,000, respectively. The financing balance was approximately $0 and $130,000 as of December 31, 2025 and 2024, respectively.

March 2025 First Insurance Financing

In March 2025, the Company entered into a premium finance agreement for $60,000, with First Insurance representing the unpaid balance of the total premiums, taxes, and fees of $114,000, with an annual interest rate of 8.75%. The total finance charge was $2,700. Principal and interest payments are due in equal monthly installments over eleven months. Interest expense for the years ended December 31, 2025 and 2024, was approximately $2,000 and $0, respectively. The financing balance was approximately $11,000 and $0 as of December 31, 2025 and 2024, respectively.

May 2025 First Insurance Financing

In May 2025, the Company entered into a premium finance agreement for $510,000, with First Insurance representing the unpaid balance of the total premiums, taxes, and fees of $567,000, with an annual percentage rate of 8.3%. The total finance charge was $20,000. Principal and interest payments are due in equal monthly installments over ten months. Interest expense for the years ended December 31, 2025 and 2024, was approximately $14,000 and $0, respectively. The financing balance was approximately $153,000 and $0 as of December 31, 2025 and 2024, respectively.

2019 Tempesta Note

In October 2019, the Company entered into a License Termination and Settlement Agreement with Dr. Michael Tempesta ("Tempesta"), pursuant to which certain royalty payment disputes between the Company and Tempesta were settled. Per the terms of the Agreement, Tempesta received $50,000 in cash, an unsecured promissory note issued by the Company in the aggregate principal amount of $550,000, and 9 shares of the Company's common stock in exchange for the cessation of all royalty payments by the Company to Tempesta under certain license agreements. The $550,000 promissory note bears interest at the rate of 2.5% per annum and matured on March 1, 2025. The promissory note provides for the Company to make semi-annual payments equal to $50,000 plus accrued interest beginning on March 1, 2020, until the Note is paid in full. Interest expense for the years ended December 31, 2025 and 2024, was approximately $600 and $3,000, respectively. At December 31, 2025 and 2024, the net carrying value of the note was approximately $0 and $50,000, respectively.

8. Warrants

The following table summarizes information about warrants outstanding and exercisable into shares of the Company's common stock as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Warrants outstanding, beginning balance	3,045	8,073
Issuances	4,184,746	—
Exercises or conversions	(479,442)	(5,026)
Expirations and cancelations	—	(2)
Warrants outstanding, ending balance	3,708,349	3,045

As of December 31, 2025 and 2024, the Company's outstanding warrants have an exercise price ranging from $0 to $720 per common stock and generally expire before December 31, 2026.

PIPE Warrants

On May 8, 2023, the Company entered into a Securities Purchase Agreement (the "PIPE Purchase Agreement") with certain investors named therein (collectively, the "Purchasers"), pursuant to which the Company agreed to issue and sell to the Purchasers in a private placement an aggregate of (i) 137 shares (the "Preferred Shares") of Series G Convertible Preferred Stock, par value $0.0001 per share, y (the "Series G Preferred Stock") and (ii) warrants to purchase up to 4,567 shares of the Company's voting common stock, at an exercise price of $555.00 per share (the "PIPE Warrants"), for an aggregate purchase price of approximately $1.86 million (the "Private Placement"). The Company used the proceeds from the Private Placement for working capital and general corporate purposes.

The PIPE Warrants may be exercisable for cash or on a cashless basis at any time and from time to time during the period commencing on the later of (i) January 1, 2024, and (ii) the date on which the approval by the Company's stockholders (the "Stockholder Approval") to remove both the Voting Cap and the Conversion Cap (both as defined below) is obtained (the "PIPE Warrants Initial Exercise Date") and ending on the fifth anniversary of the PIPE Warrants Initial Exercise Date.

On May 10, 2023, the Company issued warrants equivalent to 4,567 shares of the Company's voting common stock in relation to the PIPE Purchase Agreement.

The PIPE Purchase Agreement provides that during the period commencing on the signing of the PIPE Purchase Agreement and ending October 22, 2023, the Company will not affect or enter into any agreement to (i) issue securities in exchange for any securities of the Company issued and outstanding on the date of the PIPE Purchase Agreement pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), or (ii) effect issuance by the Company of voting common stock or Common Stock Equivalents (as defined in the PIPE Purchase Agreement), subject to certain customary exceptions set forth in the PIPE Purchase Agreement including, among others, issuance of shares of voting common stock pursuant to the At The Market Offering Agreement, (the "ATM Agreement") dated December 10, 2021, by and between the Company and Ladenburg Thalmann & Co. Inc., ("Ladenburg") provided that such issuance has been consented to under the ATM Agreement.

On August 14, 2023, the Company entered into an amendment ("the First Amendment") to the PIPE Purchase Agreement with certain holders (the "Holders") named in the PIPE Purchase Agreement, pursuant to which the parties agreed to terminate the restriction on subsequent equity sales by the Company. In exchange for the Holders to enter into the First Amendment, the Company agreed to issue the Holders warrants to purchase 457 shares of the Company's voting common stock (the "PIPE Amendment Warrants") in a private placement pursuant to Section 4(a)(2) of the Securities Act. The PIPE Amendment Warrants are substantially the same as the PIPE Warrants and have an exercise price of $720.00 per share. The PIPE Amendment Warrants may be exercisable for cash or on a cashless basis at any time and from time to time during the period commencing on January 1, 2024 (the "PIPE Amendment Warrants Initial Exercise Date") and ending on the five-year anniversary of the PIPE Amendment Warrants Initial Exercise Date.

At the date of the PIPE Amendment Warrants, the warrants were valued at $1.2 million using the Black-Scholes option pricing model as follows: exercise price of $720.00 per share, stock price of $1,080.00 per share, expected life of five years, volatility of 145.95% and a risk-free rate of 3.37%. The warrants were classified in additional paid-in capital.

On February 27, 2024, pursuant to the PIPE Purchase Agreement, each of the PIPE investors entered into an exchange agreement with the Company (each, a "PIPE Warrant Exchange Agreement" and collectively, the "PIPE Warrant Exchange Agreements"). Pursuant to the PIPE Warrant Exchange Agreements, the Company agreed to exchange both the original PIPE Warrants and the PIPE Amendment Warrants for shares of voting common stock at an exchange ratio of 1-for-2.5 ("PIPE Warrant Exchange Transaction"). Upon completion of the PIPE Warrant Exchange Transaction, the Company exchanged the PIPE Warrants to purchase up to 5,024 shares of Common Stock for 12,558 shares of Common Stock (the "PIPE Exchange Shares"), and the PIPE Warrants were terminated. The PIPE Exchange Shares would be subject to a twelve-month lock-up, and any other equity security of the Company other than the PIPE Exchange Shares owned by the PIPE investors as of the date of the PIPE Warrant Exchange Agreement would be subject to a six-month lock-up.

On February 29, 2024, the PIPE investors converted 122 shares of Series G preferred stock into 2,033 shares of voting common stock subject to a six-month lock-up.

Standstill Agreement

Pursuant to the Company's entry in the Standstill Agreement, as amended by the Binding MOU, as described further above, the Company agreed to issue (i) Iliad warrants to purchase up to 1,141 shares of the Company's common stock, and (ii) Uptown warrants to purchase up to 1,404 shares of the Company's common stock, at an exercise price of $720.00 per share (the "Standstill Warrants").

The Standstill Warrants may be exercisable for cash or on a cashless basis at any time and from time to time during the period commencing on the later of (i) January 1, 2024, and (ii) the date on which the Stockholder Approval is obtained (the "Standstill Warrant Initial Exercise Date") and ending on the five-year anniversary of the Standstill Warrant Initial Exercise Date. As of December 31, 2025, 2,545 shares of the Company's common stock are still exercisable and outstanding.

At the date of the Standstill Agreement, the warrants were valued at approximately $2.5 million using the Black-Scholes option pricing model as follows: exercise price of $720.00 per share, stock price of $1,095.00 per share, expected life of five years, volatility of 118.88% and a risk-free rate of 3.49%. The warrants were classified in additional paid-in capital and the offsetting debit was recorded as a debt discount, which is being amortized over the remaining term of the modified royalty interest agreements.

Royalty Interest Global Amendments

On September 29, 2023, the Company entered into amendments Royalty Interest Global Amendments to (i) the October 2020 Purchase Agreement with Iliad, (ii) the December 2020 Royalty Interest with Uptown, and (iii) the August 2022 Royalty Interest with Streeterville, pursuant to which, among other things, the Company agreed to issue to (i) Iliad warrants to purchase up to 155 shares of the Company's common stock, (ii) Uptown warrants to purchase up to 175 shares of the common stock, and (iii) Streeterville warrants to purchase up to 170 shares of the Common Stock, at an exercise price of $555.00 per share (collectively, the "Royalty Interest Global Amendment Warrants").

The Royalty Interest Global Amendment Warrants may be exercisable for cash or on a cashless basis at any time and from time to time during the period commencing on September 29, 2023 (the "Royalty Interest Global Amendment Initial Exercise Date") and ending on the five-year anniversary of the Royalty Interest Global Amendment Initial Exercise Date. As of December 31, 2025, 500 shares of the Company's common stock are still exercisable and outstanding.

At the date of the Royalty Interest Global Amendments, the warrants were valued at $173,000 using the Black-Scholes option pricing model as follows: exercise price of $555.00 per share, stock price of $390.00 per share, expected life of five years, volatility of 139.53% and a risk-free rate of 4.6%. The warrants were classified in additional paid-in capital.

Convertible Notes Warrants

On March 31, 2025, the Company closed the Bridge Financing, in which the Company issued approximately $3.4 million aggregate principal amount of March 2025 Convertible Notes and warrants to purchase up to 622,584 shares of the Company's common stock to selected accredited investors at an initial exercise price of $5.41 per share for non-Insiders and $5.43 per share for Insiders. The warrants are exercisable for a period of five years. Additionally, warrants to purchase up to 37,376 shares of the Company's common stock were issued to the Placement Agents at an exercise price of $6.9188 per share, which are immediately exercisable and expire on March 31, 2030. The gross proceeds to Jaguar from the offering were approximately $3.4 million. Net proceeds were approximately $3.1 million, after deducting the placement agent's fees and other offering expenses, and excluding any potential proceeds from the exercise of the warrants. Jaguar intends to use the net proceeds from the offering for working capital and other general corporate purposes.

The Convertible Notes were immediately convertible, at each holder's option, in part or in full, into an aggregate of 622,598 shares of the Company's common stock, at a conversion price of $5.535 per share for the Accredited Investors who were not an officer, director, employee or consultant of the Company (the "Insiders"), and $5.555 per share for Investors who were Insiders, subject to adjustment for customary stock dividend, stock split, stock combination or other similar transactions.

Replacement Notes Warrants

On June 24, 2025, the Company completed a private exchange transaction with the Participating Investors, issuing approximately $2.6 million aggregate principal amount of the Replacement Notes in exchange for the cancellation of the March 2025 Convertible Notes held by such Participating Investors. The Company also issued warrants up to 928,582 to purchase common stock at an initial exercise price of $2.70 per share. These warrants are exercisable immediately and expire 18 months from the date of issuance. The Company also agreed to file a registration statement for the resale of the related conversion shares and warrant shares.

Common and Wainwright Warrants

On May 20, 2025, the Company entered into a securities purchase agreement with selected institutional investors for a registered direct offering of 246,306 shares of common stock at $6.09 per share. In a concurrent private placement, the Company issued to such investors unregistered warrants to purchase up to 492,612 shares of common stock ("Common Warrants") at an exercise price of $5.84 per share. The Common Warrants are immediately exercisable and expire upon the earlier of (i) 24 months from issuance, (ii) a fundamental transaction, or (iii) a liquidation event. The Company also issued to Wainwright warrants to purchase 14,778 shares of common stock (the "Wainwright Warrants"), representing 6.0% of the shares sold in the registered offering. The Wainwright Warrants have substantially similar terms to the Common Warrants issued to investors in the same transaction, but with an exercise price of $7.6125 per share, which represents 125% of the offering price.

Brown Stone Pre-funded Warrants

On September 28, 2025, the Company entered into a securities purchase agreement with Brown Stone Capital Limited ("Brown Stone"), pursuant to which the Company issued and sold to Brown Stone (i) 161,583 shares of common stock and (ii) 479,442 pre-funded warrants to purchase shares of the Company's common stock. On December 11, 2025, the 479,442 pre-funded warrants were exercised and the Company issued 236,191 of voting common stock.

Iliad Pre-funded Warrants

On December 9, 2025, the Company entered into an exchange agreement with Iliad, pursuant to which the Company issued 400,000 shares of common stock and a pre-funded common stock purchase warrant to purchase 1,304,545 shares of common stock (the "First Pre-Funded Warrant") in exchange for 75 shares of Series M Preferred Stock.

On December 11, 2025, the Company entered into a second exchange agreement with Iliad, pursuant to which the Company issued 40,000 shares of common stock and a pre-funded common stock purchase warrant to purchase 304,827 shares of common stock (the "Second Pre-Funded Warrant") in exchange for 16 shares of Series M Preferred Stock.

9. Preferred Stock

As of December 31, 2025 and 2024, preferred stock consisted of the following:

December 31, 2025

(in thousands, except share and per share data) Series	Shares Designated	Issued and Outstanding	Carrying Value	Liquidation Preference per Share
A	5,524,926	—	$ —	$ —
B	11,000	—	—	—
B-1	63	—	—	—
B-2	10,165	—	—	—
C	1,011,000	—	—	—
D	977,300	—	—	—
E	10	—	—	—
F	10	—	—	—
G	137	—	—	—
H	105	—	—	—
I	118	—	—	—
J	179	—	—	—
L	121	121	2,485	25
M	260	144	—	25
N	951	10	—	25
Total	7,536,345	275	$ 2,485	$ 75

December 31, 2024

(in thousands, except share and per share data) Series	Shares Designated	Issued and Outstanding	Carrying Value	Liquidation Preference per Share
A	5,524,926	—	$ —	$ —
B	11,000	—	—	—
B-1	63	—	—	—
B-2	10,165	—	—	—
C	1,011,000	—	—	—
D	977,300	—	—	—
E	10	—	—	—
F	10	—	—	—
G	137	—	—	—
H	105	—	—	—
I	118	—	—	—
J	179	99	—	25
Total	7,535,013	99	$ —	$ 25

- Series L: Liquidation preference is equal to the Stated Value of $25,000 per share plus any accrued but unpaid dividends.

- Series M: Liquidation preference is equal to the Stated Value of $25,000 per share plus any accrued but unpaid Preferred Return.

- Series N: Liquidation preference is equal to the Stated Value of $25,000 per share plus any accrued but unpaid dividends.

The Company is authorized to issue a total of 10,000,000 shares of its preferred stock as of December 31, 2025 and 2024, with a total of 7,536,345 shares and 7,535,013 shares designated to specific Series as of December 31, 2025 and 2024, respectively.

Series G Preferred Stock

On May 8, 2023, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company agreed to issue to such investors (i) 137 shares of Series G Convertible Preferred Stock, par value $0.0001 per share, of the Company ("Series G Preferred Stock") and (ii) warrants to purchase up to 4,567 shares of the Company's common stock, at an exercise price of $720.00 per share (the "PIPE Warrants"), for an aggregate purchase price of approximately $1.9 million (the "Private Placement").

On February 29, 2024, the PIPE investors converted 122 shares of Series G preferred stock into 2,033 shares of common stock subject to a six-month lock-up.

Series I Preferred Stock

On September 29, 2023, the Company entered into a privately negotiated exchange agreement with Uptown, pursuant to which the Company issued an aggregate of 118 shares of the Company's newly authorized Series I Preferred Stock to Uptown at an effective exchange price per share equal to the market price (defined as the Minimum Price under Nasdaq Listing Rule 5635(d)) as of the date of the Exchange Agreement, in exchange for a $1,500,000.00 reduction in the outstanding balance of the December 2020 Royalty Interest.

On November 14, 2023, Uptown converted 62 shares of Series I Preferred Stock into 39,805 shares of common stock.

On January 15, 2024, Uptown converted 56 shares of Series I Preferred Stock into 1,798 shares of common stock.

Series K Preferred Stock

On February 26, 2025, the Company entered into a Rights Agreement with Equiniti Trust Company, LLC, as Rights Agent, designating 300,000 shares of Series K Junior Participating Preferred Stock ("Series K Preferred Stock"). Under the Rights Agreement, each outstanding share of Common Stock and Non-Voting Common Stock as of March 10, 2025 was granted one Class A Right or Class B Right, respectively. Each Right represents the right to initially purchase 1/1,000th of a share of Series K Preferred Stock at a purchase price of $4.50

At issuance, the Rights were embedded in the common stock and not exercisable. They would become exercisable and trade independently only if a person or group became an "Acquiring Person" by obtaining 20% or more of the Company's voting power. Prior to these triggering events, the Board might redeem the Rights for $0.01 per Right. The Rights expired on February 26, 2026.

Series L Preferred Stock

On May 14, 2025, the Company entered into privately negotiated exchange agreements with Iliad and Streeterville, under which the Company issued 22 and 99.3822 shares of the Company's newly authorized Series L Preferred Stock to Iliad and Streeterville, respectively, in exchange for a $550,000 reduction in the outstanding balance of the October 2020 Purchase Agreement, and for all of the outstanding 99.3822 shares of Series J Preferred Stock held by Streeterville, respectively.

As of December 31, 2025, the Series L Preferred Stock had a liquidation preference of $25,000 per share and was exchangeable into common stock at an Exchange Ratio of 24,167-to-1 based on the 5-day average Nasdaq closing price of $1.03.

Series M Preferred Stock

On June 27, 2025, the Company entered into a privately negotiated exchange agreements (the "Iliad Series M Exchange Agreement" and the "Streeterville Series M Exchange Agreement") with Iliad and Streeterville, pursuant to which Company issued 170 shares and 90 shares of the Company's newly authorized Series M Preferred Stock to Iliad and Streeterville, respectively, in exchange for a $4,250,000 reduction in the outstanding balance of the October

2020 Purchase Agreement and a $2,250,000 reduction in the outstanding balance of the August 2022 Royalty Interest, respectively.

During the fourth quarter of 2025, the Company entered into privately negotiated exchange agreements to retire shares of Series M Preferred Stock.

On November 17, 2025, the Company entered into an exchange agreement with Streeterville, pursuant to which the Company issued 361,271 shares of common stock in exchange for 25 outstanding shares of Series M Preferred Stock held by Streeterville. Upon completion of the transaction, the exchanged preferred shares were cancelled and retired.

On December 9, 2025, the Company entered into an exchange agreement with Iliad, pursuant to which the Company issued 400,000 shares of common stock and a pre-funded common stock purchase warrant to purchase 1,304,545 shares of common stock (the "First Pre-Funded Warrant") in exchange for 75 shares of Series M Preferred Stock.

On December 11, 2025, the Company entered into a second exchange agreement with Iliad, pursuant to which the Company issued 40,000 shares of common stock and a pre-funded common stock purchase warrant to purchase 304,827 shares of common stock (the "Second Pre-Funded Warrant") in exchange for 16 shares of Series M Preferred Stock.

As of December 31, 2025, the Series M Preferred Stock had a liquidation preference of $25,000 per share. During the fourth quarter of 2025, the Company entered into multiple exchange agreements resulting in the retirement of 116 shares of Series M Preferred Stock. These exchanges were executed at Exchange Ratios ranging from 14,451-to-1 to 22,894-to-1, based on the applicable 5-day average Nasdaq closing prices ranging from $1.09 to $1.73 per share.

Each pre-funded warrant is exercisable immediately at an exercise price of $0.001 per share and may be exercised at any time until exercised in full. The warrants contain a beneficial ownership limitation of 9.99%.

Series N Preferred Stock

On September 9, 2025, the Company entered into PIPE Purchase Agreements with the Purchasers, pursuant to which the Company issued 951 of the newly authorized Series N Perpetual Preferred Stock for an aggregate purchase price of $2.4 million.

As of December 31, 2025, the Series N Preferred Stock had a liquidation preference of $2,500 per share. During the second half of December 2025, the Purchasers exchanged 941 shares of Series N Preferred Stock into 1,959,944 shares of common stock. This exchange was executed at Exchange Ratio of 2,083-to-1 based on the $1.20 exchange price per share.

10. Temporary Equity

On March 1, 2024, the Company entered into a privately negotiated exchange agreement with Streeterville, pursuant to which the Company issued an aggregate of 179 shares of Series J Preferred Stock to Streeterville in exchange for the surrender of the March 2021 Royalty Interest by Streeterville. Upon completion of the CVP Exchange Transaction, all outstanding balance of the March 2021 Royalty Interest was fully paid, and the March 2021 Royalty Interest was terminated. At its sole discretion, the Company reserves the right to exchange a portion or all of the outstanding shares of Series J Preferred Stock held by investors for common stock at the stated value of $25,000 per share, divided by the applicable exchange price. The exchange price will be determined based on the lower of the Nasdaq official closing price and the 5-day average Nasdaq official closing price of the common stock immediately preceding the exchange date. The preferences, rights, limitations, and other matters relating to the Series J Preferred Stock are: (1) Streeterville is not entitled to dividends but accrue a preferred return on the stated value at 0% for the first two years, 10% for years three and four, and 15% thereafter, payable in cash or common stock at the Company's sole discretion. (2) The shares vote with the common stock on an as-converted basis, subject to a collective voting power cap of 9.99%, and have a liquidation preference equal to the stated value plus any accrued but unpaid preferred return. (3) While the shares lack voluntary conversion rights, the Company may, at its option, redeem them for cash or exchange them for common stock at a variable ratio based on Nasdaq closing prices, and it is required to allocate 15% of all received licensing fees toward the redemption of the shares.

The Company determined that the nature of the Series J Preferred Stock host was more analogous to a debt instrument and that the economic characteristics and risks of the embedded redemption features were clearly and closely related to the Series J Preferred Stock host. As such, the redemption features were not required to be bifurcated under ASC 815, *Derivatives and Hedging*. Since the Series J Preferred Stock is redeemable in certain circumstances upon the occurrence of an event that is not solely within the Company's control, they have been classified as mezzanine equity in the consolidated balance sheets.

On March 5, 2024, the Company entered into a privately negotiated exchange agreement with Streeterville, pursuant to which the Company issued 6,667 shares of the Company's common stock in exchange for the surrender and cancellation of 40 shares of Series J Perpetual Preferred Stock.

On March 19, 2024, the Company entered into another privately negotiated exchange agreement with Streeterville, pursuant to which the Company issued 5,556 shares of the Company's common stock in exchange for the surrender and cancellation of 40 shares of Series J Perpetual Preferred Stock based on an effective exchange price of $180.00 per share of common stock.

Reclassification of Temporary Equity

On May 14, 2025, the Company entered into a privately negotiated exchange agreement with Streeterville, pursuant to which the Company issued 99.3822 shares of Series L Preferred Stock in exchange for all 99.3822 shares of Series J Preferred Stock. As a result of the transaction, the Series J Preferred Stock was fully cancelled and retired, and the related temporary equity balance was reclassified to stockholders' equity.

As of December 31, 2025 and 2024, the Company had 0 and 99 shares of Series J preferred stock outstanding, respectively.

11. Stockholders' Equity (Deficit)

As of December 31, 2025 and 2024, the Company had reserved shares of common stock, on an as-if converted basis, for issuance as follows:

| | December 31, | |
	2025	2024
Options issued and outstanding	196,052	30,469
Inducement options issued and outstanding	520	1
Options available for grant under stock option plans	6,963	17,695
Restricted stock unit awards issued and outstanding	175,713	220
Warrants issued and outstanding	3,708,349	3,045
Total	4,087,597	51,430

Common Stock

The holders of voting common stock are entitled to one vote for each share of common stock held. The common stockholders are also entitled to receive dividends whenever funds and assets are legally available and when declared by the BOD.

The holders of non-voting common stock are not entitled to vote, except on an as-converted basis with respect to any change of control of the Company that is submitted to the stockholders of the Company for approval. Shares of the Company's non-voting common stock have the same rights to dividends and other distributions and are convertible into shares of the Company's common stock on a one-for-one basis.

At a special meeting of stockholders of the Company held on September 30, 2022, the stockholders approved an increase in the number of authorized shares of the Company's voting common stock, par value $0.0001 per share, from 150,000,000 to 298,000,000.

The Company is now authorized to issue a total number of 358,000,000 shares of stock, of which 298,000,000 shares are voting common stock, 50,000,000 shares are non-voting common stock, and 10,000,000 shares are preferred stock.

Stockholder Rights Plan

On February 26, 2025, the Company adopted a stockholder rights plan and declared a dividend of one preferred share purchase right for each outstanding share of its common stock and non-voting common stock. The rights were designed to protect the interests of all stockholders by reducing the likelihood of a hostile takeover. Each right would initially entitle holders to purchase a fraction of a share of newly designated Series K Junior Participating Preferred Stock at a specified exercise price, subject to adjustment. The rights would become exercisable only upon the occurrence of certain events, unless earlier redeemed, exchanged, or terminated pursuant to the terms of the rights agreement. The rights expired on February 26, 2026.

Reverse Stock Split

On May 17, 2024, the Company approved an eighth amendment to the Company's Third Amended and Restated Certificate of Incorporation to effect a 1-for-60 reverse stock split of the Company's issued and outstanding shares of voting common stock, effective May 23, 2024.

On March 18, 2025, the Company approved a ninth amendment to the Company's Third Amended and Restated Certificate of Incorporation to effect a 1-for-25 reverse stock split of the Company's issued and outstanding shares of voting common stock, effective March 24, 2025.

The reverse stock split reduces the number of shares of common stock issuable upon the conversion of the Company's outstanding non-voting common stock and the exercise or vesting of its outstanding stock options and warrants in proportion to the ratio of the reverse stock split and causes a proportionate increase in the conversion and exercise prices of such non-voting common stock, stock options, and warrants. In addition, the number of shares reserved for issuance under the Company's equity compensation plans immediately prior to the effective time will be reduced proportionately. The reverse stock split did not change the total number of authorized shares of common stock or preferred stock. All share and per share amounts of the Company's common stock, as well as stock options, RSUs, and warrants included in the accompanying consolidated financial statements have been retroactively adjusted to give effect to the reverse stock split for all periods presented, unless indicated otherwise.

At the Market Offering ("ATM")

ATM Agreement

On December 10, 2021, the Company entered into an ATM Agreement, pursuant to which the Company may offer and sell, from time to time through Ladenburg, shares of common stock having an aggregate offering price of up to $15.0 million, subject to the terms and conditions of the ATM Agreement.

On February 2, 2022, the Company entered into an amendment to the ATM Agreement, pursuant to which, the aggregate offering amount of the shares of the Company's common stock which the Company may sell and issue through Ladenburg, as the sales agent, was increased from $15.0 million to $75.0 million.

On May 17, 2024, the Company entered into a second amendment to the ATM Agreement, pursuant to which the previous $75 million limit on the aggregate offering amount of shares of the Company's common stock which the Company may sell and issue through Ladenburg, as the sales agent, was removed such that the amount issuable under the ATM Agreement is limited solely by certain limitations as specified in the May 17, 2024 amendment.

On July 17, 2024, the Company entered into a third amendment to the ATM Agreement with Ladenburg and Lucid Capital Markets, LLC ("Lucid"). Pursuant to the July 17, 2024 amendment, Lucid was added as a party and manager under the agreement, effective beginning July 17, 2024 and ending on September 30, 2024, unless extended by the parties to the agreement.

On November 13, 2024, the Company entered into a fourth amendment to the ATM Agreement with Ladenburg and Lucid. Pursuant to the November 13, 2024 amendment, Lucid's term as manager under the ATM Agreement was retrospectively extended from September 30, 2024 to November 30, 2024, unless further extended by the parties to the agreement.

On February 4, 2025, the Company entered into a fifth amendment to the ATM Agreement with Ladenburg and Lucid. Pursuant to this amendment, Lucid's term as manager under the ATM Agreement was retrospectively extended from November 30, 2024 to June 30, 2025, unless further extended by the parties to the agreement.

On August 14, 2025, the Company entered into a sixth amendment to the ATM Agreement with Ladenburg and Lucid. Pursuant to this amendment, Lucid's term as manager under the ATM Agreement was extended retrospectively from June 30, 2025 to December 31, 2025, unless further extended by the parties to the agreement.

During the year ended December 31, 2025, the Company issued an aggregate of 2,159,049 shares under the ATM Agreement for total net proceeds of approximately $6.3 million.

Notes Exchanges for Common Stock Issuances

In November and December 2025, the Company issued an aggregate of 801,271 shares of common stock in connection with the exchange of Series M Preferred Stock with Streeterville and Iliad.

Pre-funded Warrants

In December 2025, in connection with the exchange of Series M Preferred Stock, the Company issued pre-funded warrants to Iliad to purchase an aggregate of 1,609,372 shares of common stock. Each pre-funded warrant is exercisable immediately at an exercise price of $0.001 per share and may be exercised at any time until exercised in full. The warrants contain a beneficial ownership limitation of 9.99%.

Series N Exchange for Common Stock Issuance

On December 8, 2025, the Company held a special meeting of stockholders where stockholders approved proposals related to the issuance of shares of Common Stock upon exchange of 941 shares of Series N Preferred Stock and the issuance of 1,959,994 shares of common stock and 1,609,372 pre-funded warrants pursuant to the securities purchase agreement dated September 28, 2025.

Noncontrolling Interest

As a result of the merger on November 3, 2021 between Napo EU and Dragon SPAC, the Company assumed a noncontrolling interest amounting to $242,000 as of December 31, 2021 which represents noncontrolling interest held by an investor in Napo Therapeutics.

For the year ended December 31, 2025, noncontrolling interest decreased by $608,000 due to net of share in comprehensive losses. For the year ended December 31, 2024, noncontrolling interest increased by $727,000 due to additional investment, net of share in comprehensive losses.

12. Stock-Based Compensation

2014 Stock Incentive Plan

Effective May 12, 2015, the Company adopted the Jaguar Health, Inc. 2014 Stock Incentive Plan ("2014 Plan"). The 2014 Plan provides options, restricted stock, and RSUs to eligible employees, directors, and consultants to purchase the Company's common stock. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes or our outstanding stock, the term must not exceed 5 years. The 2014 Plan provides for automatic share increases on the first day of each fiscal year in the amount of 2% of the outstanding number of shares of the Company's common stock on the last day of the preceding calendar year.

As of December 31, 2025, 196,052 options were outstanding, and 1,089 options were available for grant. As of December 31, 2024, 30,469 options were outstanding, and 149 options were available for grant.

2020 New Employee Inducement Award Plan

Effective June 16, 2020, the Company adopted the Jaguar Health, Inc. New Employee Inducement Award Plan ("2020 Inducement Award Plan") and, subject to the adjustment provisions of the 2020 Inducement Award Plan, the Company reserved 89 shares of its common stock for issuance pursuant to equity awards granted under the 2020 Inducement Award Plan. On April 13, 2022, the Board of Directors approved an amendment to the plan to reserve an additional 58,451 shares, increasing the total shares issuable thereunder to 58,540. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes or our outstanding stock, the term must not exceed 5 years. The 2020 Inducement Award Plan grants stock options, RSUs, restricted stock, and performance shares. The 2020 Inducement Award Plan was adopted without Stockholder Approval pursuant to Rule 5635(c)(4) of the Nasdaq Listing Rules. The terms and conditions of the 2020 Inducement Award Plan are substantially similar to the Company's 2014 Stock Incentive Plan but with such other terms and conditions intended to comply with the Nasdaq inducement award rules. In accordance with Rule 5635(c)(4) of the Nasdaq Listing Rules, the only persons eligible to receive grants of equity awards under the 2020 Inducement Award Plan are individuals who were not previously an employee or director of the Company or following a bona fide period of non-employment, as an inducement material to such persons entering into employment with the Company.

On August 13, 2024, the BOD of the Company approved an amendment to the 2020 Inducement Award Plan to reserve an additional 19,721 shares of the Company's common stock for issuance pursuant to equity awards granted under the 2020 Inducement Award Plan, thereby increasing the number of shares of the Company's common stock issuable thereunder from 58,540 shares to 78,561 shares.

As of December 31, 2025, 520 options were outstanding, and 5,874 options were available for grant. As of December 31, 2024, 1 option was outstanding, and 17,546 options were available for grant.

Stock Options and Restricted Stock Units

The Company grants RSUs to employees and directors under the 2014 Plan and the 2020 Inducement Award Plan. During the year ended December 31, 2025, the Company granted 181,338 RSUs. During the same period, 3,260 RSUs vested and 2,585 RSUs were cancelled. As of December 31, 2025, there were 175,713 RSUs outstanding. Stock-based compensation expense is recognized over the requisite service period.

The following table summarizes the incentive plan activity for the year ended December 31, 2025 and 2024:

(in thousands, except share and per share data)	Shares Available for Grant	Stock Options Outstanding	RSUs Outstanding	Weighted Average Stock Option Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value*
Balances as of January 1, 2024	417	16	1,798	$ 893,466	6.21	$ —
Additional shares authorized	46,154	—	—	—	—	—
Options granted	(30,578)	30,578	—	32	—	—
Options canceled	124	(124)	—	221	—	—
RSUs granted	(5,644)	—	5,644	—	—	—
RSUs vested and released	7,216	—	(7,216)	—	—	—
RSUs cancelled	6	—	(6)	—	—	—
Outstanding at December 31, 2024	17,695	30,470	220	$ 311	9.77	$ —
Additional shares authorized	330,863	—	—	—		—
Options granted	(168,255)	168,255	—	1		—
Options canceled	2,153	(2,153)	—	32		—
RSUs granted	(181,338)	—	181,338	—		—
RSUs vested	3,260	—	(3,260)	—		—
RSUs cancelled	2,585	—	(2,585)	—		—
Outstanding at December 31, 2025	6,963	196,572	175,713	$ 541	9.77	$ —
Exercisable at December 31, 2025		14,006		$ 252.84	8.67	$ —
Vested and expected to vest at December 31, 2025		14,006		$ 252.84	8.67	$ —

* Fair market value of Jaguar stock on December 31, 2025 was $0.93 per share.

The intrinsic value is calculated as the difference between the exercise price of the underlying options and the fair market value of the Company's common stock for in-the-money options.

The number of options exercised during the years ended December 31, 2025 and 2024, were 0.

The weighted average grant date fair value of stock options granted was $1.36 and $30.33 per share for the years ended December 31, 2025 and 2024, respectively.

The number of options that were vested for the years ended December 31, 2025 and 2024, was 12,944 and 1,437, respectively. The grant date weighted average fair value of options that were vested for the years ended December 31, 2025 and 2024, was $29.96 and $142.01 respectively.

Stock-Based Compensation

The following table summarizes stock-based compensation expenses related to stock options, inducement stock options and RSUs for the years ended December 31, 2025 and 2024, and are included in the consolidated statements of operations as follows:

	Year Ended December 31,	
(in thousands)	2025	2024
Research and development expense	$ 269	$ 711
Sales and marketing expense	111	149
General and administrative expense	451	781
Total	$ 831	$ 1,641

As of December 31, 2025 and 2024, the Company had $569,000 and $683,000 of unrecognized stock-based compensation expense for options, and RSU's outstanding, respectively.

The fair value of options and RSUs granted during the years ended December 31, 2025 and 2024, respectively, were calculated using the range of assumptions set forth below:

	Year Ended December 31,	
	2025	2024
Volatility	163.96 - 163.96	163.96 - 163.96
Expected term (years)	5.04 - 5.04	5.04 - 5.04
Risk-free interest rate	3.72% - 3.72%	3.86% - 3.86%

401(k) Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. No employer contributions were made to the plan from plan inception through December 31, 2025.

13. Net Loss Per Share

The following table presents the calculation of basic and diluted net loss per share of common stock for the periods indicated:

	Year Ended December 31,	
(In thousands, except share and per share data)	2025	2024
Net loss attributable to common stockholders	$ (53,575)	$ (38,492)
Shares used to compute net loss per common stock, basic and diluted	2,332,401	294,534
Net loss per share attributable to common stockholders, basic and diluted	$ (22.97)	$ (130.69)

Basic net loss per share is calculated by dividing net loss by the weighted average number of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock, convertible preferred stock, and certain common stock equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive. The Company's potential securities, including warrants, convertible preferred series stock and other common stock equivalents, were excluded because their effect is anti-dilutive. For the prior periods presented, there is no difference in the number of shares used to compute basic and diluted shares outstanding.

The following are the other common stock equivalents of the Company for years ended December 31, 2025 and December 31, 2024:

| | December 31, | |
	2025	2024
Options issued and outstanding	196,052	30,469
Inducement options issued and outstanding	520	1
Options available for grant under stock option plans	6,963	17,695
Restricted stock units issued and outstanding	175,713	220
Warrants issued and outstanding	3,708,349	3,045
Total	4,087,597	51,430

14. Income Taxes

The Company's loss before provision for income taxes during the years ended December 31, 2025 and 2024, was a domestic loss of $48.8 million and $34.3 million, and a foreign loss of $5.6 million and $5.0 million, respectively.

The effective tax rate for 2025 and 2024, was 0%. As a result of the Company's history of net operating losses ("NOL") and a full valuation allowance against its deferred tax assets, there was minimal current income tax and no deferred income tax provision for the years ended December 31, 2025 and 2024.

The Company's effective tax during the years ended December 31, 2025 and 2024, differed from the federal statutory rate as follows:

| | December 31, | |
	2025	2024
Statutory rate	(21.0)%	(21.0)%
State taxes	(4.2)%	(4.5)%
Intercompany transactions	— %	— %
Valuation allowance	22.0 %	91.4 %
Nondeductible warrant expense	— %	— %
Book loss on debt extinguishment	3.7 %	(3.2)%
Foreign rate differential	— %	(0.1)%
Other	(0.5)%	(62.6)%
Effective tax rate	— %	— %

Net deferred tax assets as of December 31, 2025 and 2024 consisted of the following:

| (In thousands) | December 31, | |
	2025	2024
Non-current deferred tax assets:		
Net operating losses	$ 90,810	$ 77,749
Tax credits	241	241
Stock compensation	210	419
Other	8,601	15,703
	99,862	94,112
Valuation allowance	(98,876)	(93,567)
Net non-current deferred tax assets	986	545
Non-current deferred tax liabilities:		
Other	(986)	(545)
Property and equipment	—	—
Net non-current deferred tax liability	(986)	(545)
Net non-current deferred tax asset (liability)	$ —	$ —

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset net deferred tax assets as of December 31, 2025 and 2024, due to the uncertainty of realizing future tax benefits from its NOL carryforwards and other deferred tax assets.

The valuation allowance increased by $6.1 million during the year ended December 31, 2025.

As of December 31, 2025, the Company have federal and California NOL carryovers of approximately $306.5 million and $137.3 million, respectively. The Company also have California research credit carryovers of approximately $382,000. The California research credits carry forward indefinitely. The Company had no Federal research credit carryovers.

Enacted on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("the CARES Act") authorizes more than $2.0 trillion to battle COVID-19 and its economic effects, including immediate cash relief for individual citizens, loan programs for small business, support for hospitals and other medical providers, and various types of economic relief for impacted businesses and industries. The CARES Act does not have a material impact on the Company's financial results for the year ended December 31, 2025 and 2024.

The Consolidated Appropriations Act, 2021 (the "Act") was enacted in the US on December 27, 2020. The Act enhances and expands certain provisions of the CARES Act. The Act does not have a material impact on the Company's financial results for the year ended December 31, 2025 and 2024.

Uncertain Tax Positions

The Company has adopted the provisions of ASC 740, *Income Taxes Related to Uncertain Tax Positions*. Under these principals, tax positions are evaluated in a two-step process. The Company first determines whether it is more-likely-than-not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured as the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

As of December 31, 2025, all unrecognized tax benefits were offset against deferred tax assets which are subject to a full valuation allowance, and if recognized, will not affect the Company's tax rate.

The Company does not anticipate that the total amounts of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

The Company's policy is to include interest and penalties related to unrecognized tax benefits within its provision for income taxes. Due to the Company's net operating loss position, the Company has not recorded an accrual for interest or penalties related to uncertain tax positions for the years ended December 31, 2025 or 2024.

The following is a reconciliation of the beginning and ending amount of the Company's total gross unrecognized tax benefit liabilities:

	December 31,	
(In thousands)	2025	2024
Gross unrecognized tax benefit--beginning balance	$ 77	$ 77
Increases related to tax positions from prior years	—	—
Increases related to tax positions taken during the current year	—	—
Gross unrecognized tax benefit--ending balance	$ 77	$ 77

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted. The Company evaluated the impact of the OBBBA in accordance with ASC 740, Income Taxes, which requires that the effects of changes in tax law be recognized in the period of enactment.

Effective for tax years beginning after December 31, 2024, the OBBBA restores immediate expensing of domestic research and experimental ("R&E") expenditures. The legislation also provides an election for certain eligible small businesses to retroactively apply this immediate expense to domestic R&E costs paid or incurred in taxable years beginning after December 31, 2021. To utilize this retroactive application, the Company must make the election within one year of the OBBBA's enactment and file amended tax returns for each affected taxable year. Alternatively, the legislation permits taxpayers to elect to accelerate the deduction of remaining unamortized domestic R&E costs capitalized in tax years 2022 through 2024, either by deducting the remaining unamortized amount entirely in the first taxable year beginning after December 31, 2024, or ratably over a 2-taxable year period. The Company has not elected to accelerate the deduction of these previously capitalized costs and will continue to amortize them over the applicable recovery period.

As a result, deferred tax assets related to previously capitalized domestic R&E expenditures were remeasured as of the enactment date to reflect the new law. The OBBBA also restores an EBITDA-based limitation under IRC Section 163(j) and permanently reinstates 100% bonus depreciation for qualified property acquired after January 19, 2025. The legislation did not modify the general rules applicable to post-2017 federal net operating loss carryforwards, which continue to carry forward indefinitely and remain subject to an 80% taxable income limitation.

As of the enactment date, the remeasurement of deferred tax assets, including those related to capitalized R&E expenditures and net operating losses, was offset by a corresponding adjustment to the Company's valuation allowance. Accordingly, the net impact of the OBBBA on income tax expense was not material. The Company will continue to monitor future guidance and evaluate the ongoing impact of the legislation on its income tax provision.

15. Segment Data

The Company has two reportable segments: animal health and human health. The animal health segment is focused on developing and commercializing prescription and non-prescription products for companion and production animals. The human health segment is focused on developing and commercializing human products and the ongoing commercialization of Mytesi, which the US FDA approves for the symptomatic relief of non-infectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. The Company has not disclosed revenue by geographic location as its revenues are distributed across multiple regions without significant concentration in any single area.

The accounting policies used in the segment reporting are the same as those described in the summary significant accounting policies (Note 2). The Company's CODM is the chief financial officer. The CODM primarily utilizes segment's net comprehensive profit or loss as the key indicator in assessing the segment's performance and allocating resources.

The Company's reportable segments' net revenues and net loss for the years ended December 31, 2025 and 2024 consisted of the following:

(in thousands)	Year Ended December 31, 2025					
	Human Health		Animal Health		Total	
External revenue	$	11,158	$	353	$	11,511
Less: Segment expenses						
Cost of revenue		3,733		41		3,774
Research and development		22,370		2,596		24,966
Sales and marketing		8,856		379		9,235
General and administrative		8,999		11,649		20,648
Impairment loss on indefinite-lived intangible assets		800		—		800
Interest		114		(47)		67
Other segment items*		1,123		7,349		8,472
Segment expenses		45,995		21,967		67,962
Segment net comprehensive loss	$	(34,837)	$	(21,614)	$	(56,451)
Reconciliation of net comprehensive loss						
Adjustments and reconciling items**						2,043
Consolidated net comprehensive loss					$	(54,408)

(in thousands)	Year Ended December 31, 2024					
	Human Health		Animal Health		Total	
External revenue	$	11,374	$	315	$	11,689
Less: Segment expenses						
Cost of revenue		1,900		55		1,955
Research and development		13,952		2,590		16,542
Sales and marketing		7,381		311		7,692
General and administrative		8,949		9,307		18,256
Interest		113		118		231
Other segment items*		(386)		8,340		7,954
Segment expenses		31,909		20,721		52,630
Segment net comprehensive loss	$	(20,535)	$	(20,406)	$	(40,941)
Reconciliation of net comprehensive loss						
Adjustments and reconciling items**						1,907
Consolidated net comprehensive loss					$	(39,034)

Other segment items for each reportable segment include:

- Human Health - realized gain/loss on foreign exchange transactions, change in fair value of warrants, gain/loss on debt extinguishment, and share in net income or loss in joint venture.

- Animal Health - realized and unrealized gain/loss on foreign exchange transactions.

*** Adjustments and reconciling items include intercompany elimination entries*

The Company's reportable segments assets consisted of the following:

	December 31,			
	2025		2024	
Segment assets				
Human Health	$	28,321	$	44,117
Animal Health		185,511		174,803
Total	$	213,832	$	218,920

For the years ended December 31, 2025 and 2024, the Company's operations were divided into two geographical locations, Europe and the US. The carrying value of long-term assets in Europe totaled approximately $87,000 and $230,000, respectively, pertaining to a right-of-use asset for the Napo Therapeutics office and vehicle lease. In the US, the carrying value of long-term assets totaled approximately $18.2 million and $19.6 million, respectively, composed of property, plant, and equipment, right-of-use- assets, and intangible assets.

The reconciliation of segments assets to the consolidated assets is as follows:

		December 31,		
(in thousands)		2025		2024
Total assets for reportable segments	$	213,832	$	218,920
Less: Investment in subsidiary		(29,231)		(29,232)
Less: Intercompany loan		(146,278)		(136,263)
Consolidated Totals	$	38,323	$	53,425

16. Subsequent Events

Securities Purchase Agreements and Promissory Notes

On January 6, 2026, the Company entered into securities purchase agreements with two accredited investors for the issuance of unsecured promissory notes in the aggregate principal amount of $350,000. The transaction closed on the same day. The notes bore interest at a rate of 6% per annum and mature one month from the date of issuance. The Company has the right to prepay any outstanding amount under the notes without penalty or premium.

As an inducement for the investors to enter into the agreements, the Company issued warrants to purchase an aggregate of 350,000 shares of the Company's common stock at an initial exercise price of $1.00 per share. The warrants are exercisable immediately and expire upon the earlier of five years from issuance, the consummation of a fundamental transaction, or a liquidation event.

License and Supply Agreements

On January 12, 2026, Napo and the Company entered into a license agreement with Woodward Specialty LLC ("Woodward"), an affiliate of Future Pak, LLC ("Future Pak"), and Future Pak. Under the license agreement, Napo and the Company granted Woodward and Future Pak an exclusive, non-transferable, sublicensable, royalty-free right and license under the Napo Mytesi Patents to sell, offer for sale, have sold, make, have made, promote, distribute and otherwise commercialize the Mytesi Product and the Canalevia Product in the United States during the term of the license agreement, and shall provide manufactured finished Product in connection with the commercialization of the Product pursuant to a separate supply agreement.

Under the license agreement, Licensee shall pay Napo an upfront payment of $18 million, consisting of $16.0 million paid on the effective date, and $2.0 million payable upon satisfaction of specified conditions, as well as up to $17.0 million, with respect to the first occurrence of each of the milestones specified in the license agreement. The license agreement shall continue to be in effect until terminated by Woodward.

Also on January 12, 2026, Napo, Woodward and Future Pak entered into a supply agreement under which Napo shall manufacture or have manufactured, and supply or have supplied the Mytesi Product to Woodward in the US (including Puerto Rico), and Woodward shall purchase existing product inventory and new products at supply prices specified in the agreement. The supply agreement shall continue to be in effect and shall expire in its entirety upon the expiration or termination of the license agreement.

Royalty and Preferred Stock Exchange Transactions

On January 16, 2026, the Company entered into a series of privately negotiated exchange agreements with Iliad and Streeterville to reduce outstanding debt and retire certain classes of preferred stock. Pursuant to the exchange agreements, the Company issued six separate pre-funded common stock purchase warrants exercisable for an aggregate of 11,776,281 shares of common stock at an exercise price of $0.001 per share.

The transactions are summarized as follows:

- The Company issued the First and Second Pre-Funded Warrants to purchase 1,553,844 and 1,111,837 shares, respectively, in exchange for a combined reduction of $2,037,914.07 in the outstanding balances of the October 2020 and August 2022 Royalty Interests.

- The Company issued the Third and Fourth Pre-Funded Warrants to purchase 719,424 and 3,249,908 shares, respectively, in exchange for the cancellation and retirement of all 121.3822 outstanding shares of Series L Perpetual Preferred Stock held by Iliad and Streeterville.

- The Company issued the Fifth and Sixth Pre-Funded Warrants to purchase 2,870,503 and 2,270,765 shares, respectively, in exchange for the cancellation and retirement of 157.22 shares of Series M Perpetual Preferred Stock held by Iliad and Streeterville.

The Pre-Funded Warrants are exercisable immediately and provide that the number of shares that may be exercised shall be limited to ensure that the number of shares of common stock beneficially owned by the holder, together with its affiliates and certain related parties, does not exceed 9.99% of the total number of shares of common stock then issued and outstanding.

Preferred Stock Dividend

On February 18, 2026, the Company announced that its Board of Directors declared a special one-time dividend of one-tenth of one share of Series O Preferred Stock for each share of voting common stock outstanding, plus each share issuable upon exercise of certain warrants to purchase, in aggregate, 2,400,765 shares of common stock with dividend rights outstanding, at the close of business on March 2, 2026. The preferred stock dividend was paid on March 4, 2026.

In connection with the preferred stock dividend, on March 2, 2026 the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series O Convertible Preferred Stock with the Secretary of State of the State of Delaware, to designate 1,557,000 shares of the preferred stock, par value $0.0001 per share, as Series O Convertible Preferred Stock.

Nasdaq Delisting Notification

On March 5, 2026, the Company received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") indicating that, because the bid price for the Company's common stock for the previous 30 consecutive business days had closed below the minimum $1.00 per share, the Company was no longer in compliance with the requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2) ("Rule 5550(a)(2)"). The notice further stated that, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company was not eligible for any compliance period specified in Nasdaq Listing Rule 5810(c)(3)(A) due to the fact that the Company effected a reverse stock split over the prior one-year period or effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. The notice stated that, unless the Company timely requests by March 12, 2026 an appeal before a Nasdaq hearings panel, the Company's securities would be scheduled for delisting from Nasdaq.

The Company has requested an appeal before the Panel, which request automatically stays any further suspension or delisting action by Nasdaq at least pending the ultimate conclusion of the hearing process. There can be no assurance that the Panel will grant the Company's request for continued listing or that the Company will be able to regain compliance and thereafter maintain its listing on Nasdaq.

CVP Debt Restructuring

Royalty Interest Global Amendments

On March 6, 2026, the Company entered into an amendment to the Uptown 2020 Royalty Interest with Uptown, pursuant to which the starting date for the Company to make the monthly royalty payment under the Uptown 2020 Royalty Interest would be postponed from April 1, 2026 to July 1, 2026, and the royalty repayment amount would be reduced by ten percent. Immediately following completion of such reduction, the Royalty Repayment Amount would become $11.1 million.

On March 6, 2026, the Company also entered into an amendment to the Streeterville 2022 Royalty Interest with Streeterville, pursuant to which the starting date for the Company to make the monthly royalty payment under the Streeterville 2022 Royalty Interest would be postponed from April 1, 2026 to July 1, 2026, and the royalty repayment amount would be reduced by ten percent. Immediately following completion of such reduction, the Royalty Repayment Amount would become $12. 4 million.

Note Amendments

On March 6, 2026, the Company and Napo entered into an amendment with Streeterville to the secured promissory note in the original principal amount of $6.2 million issued on January 19, 2021, pursuant to which the maturity date of the note is extended to July 1, 2026, and the outstanding balance would be reduced by ten percent. Immediately following completion of such reduction, the outstanding balance would become $6.6 million.

On March 6, 2026, the Company also entered into an amendment with Streeterville to the secured promissory note in the original principal amount of $10.8 million issued on November 12, 2025 pursuant to which the maturity date of the note is extended to March 12, 2029, and immediately following the execution of the note amendment, the outstanding balance would be $7.0 million.

Security Agreement

On March 6, 2026, Napo entered into a security agreement with Streeterville, pursuant to which, Napo agreed grant to Streeterville a security interest in the Lechlemer Collateral and the TDPRV Collateral to secure the Company's obligations under the secured promissory note.

Warrant Termination Agreement

On March 6, 2026, the Company entered into a warrant termination agreement with Uptown, Streeterville, and Iliad, pursuant to which, warrants exercisable into an aggregate of 48,211 shares of the Company's voting common stock, par value $0.0001 per share previously issued by the Company to Uptown, Streeterville, and Iliad would be terminated.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, Chief Executive Officer and Principal Financial and Accounting Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Principal Financial and Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Principal Financial and Accounting Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(c) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial and Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria established in Internal Control-Integrated Framework ("2013 Framework") issued by the Committee of Sponsoring Organization of the Treadway Commission ("COSO"). Based on our evaluation using those criteria, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles for the reasons discussed above.

This Form 10-K does not include an attestation report of our registered public accounting firm on our internal control over financial reporting because we are an SRC and are not subject to auditor attestation requirements under applicable SEC rules.

Changes in Internal Control over Financial Reporting

Other than the changes disclosed above regarding the remediation efforts to address the material weaknesses, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the year ended December 31, 2025.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from the Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

Insider Trading Policy and Procedures

We have adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers and employees and other covered persons. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the information under the captions "Compensation of Directors and Executive Officers" contained in the Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the information under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Compensation of Directors and Executive Officers—Equity Compensation "contained in the Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from the information under the caption "Proposal 1—Election of Directors—Director Independence" and "Certain Relationships and Related Transactions" contained in the Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the information under the caption "Proposal 2—Ratification of the Appointment of Independent Registered Public Accounting Firm—Principal Accountant Fees and Services" contained in the Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2025.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of March 31, 2017, by and among Jaguar Health, Inc. (f/k/a Jaguar Animal Health, Inc.), Napo Acquisition Corporation, Napo Pharmaceuticals, Inc. and Gregory Stock (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8‑K of Jaguar Health, Inc. filed March 31, 2017, File No. 001‑36714).
3.1	Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8‑K (No. 001‑36714) filed with the Securities and Exchange Commission on August 1, 2017).
3.2	Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 9, 2018).
3.3	Certificate of Second Amendment of the Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2018).
3.4	Certificate of Third Amendment of the Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 1, 2018).
3.5	Certificate of Fifth Amendment of the Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 6, 2019).
3.6	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8‑K (No. 001‑36714) filed with the Securities and Exchange Commission on May 18, 2015).
3.7	Certificate of Designation of Series C Perpetual Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (No. 001-036714) filed with the Securities and Exchange Commission on September 2, 2020).
3.8	Certificate of Designation of Series D Perpetual Preferred Stock (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K (No. 001-036714) filed with the Securities and Exchange Commission on September 2, 2020).
3.9	Certificate of Retirement of Series A Convertible Participating Preferred Stock, Series B Convertible Preferred Stock and Series B-1 Convertible Preferred Stock of Jaguar Health, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (No. 001-036714) filed with the Securities and Exchange Commission on September 9, 2020)
3.10	Corrected Certificate of Amendment of the Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed December 10, 2020, File No. 001-36714).
3.11	Certificate of Fifth Amendment of the Third Amended and Restated Certificate of Incorporation of Jaguar Health, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed September 3, 2021, File No. 001-36714).
3.12	First Amendment to the Amended and Restated Bylaws, dated March 17, 2022. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed March 18, 2022, File No. 001-36714).
3.13	Certificate of Designation of Series E Preferred Stock. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed August 23, 2022, File No. 001-36714).
3.14	Certificate of Sixth Amendment of the Third Amended and Restated Certificate of Incorporation of Jaguar Health, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed September 30, 2022, File No. 001-36714).
3.15	Certificate of Designation of Series F Preferred Stock. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed November 16, 2022, File No. 001-36714).
3.16	Certificate of Seventh Amendment of the Third Amended and Restated Certificate of Incorporation of Jaguar Health, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed January 23, 2023, File No. 001-36714).
3.17	Certificate of Designation of Series G Convertible Preferred Stock. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed May 9, 2023, File No. 001-36714).

Exhibit No.	Description
3.18	Certificate of Designation of Series H Convertible Preferred Stock. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed July 3, 2023, File No. 001-36714).
3.19	Certificate of Designation of Series I Convertible Preferred Stock. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed October 5, 2023, File No. 001-36714).
3.20	Certificate of Designation of Series J Convertible Preferred Stock. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed March 1, 2024, File No. 001-36714).
3.21	Certificate of Eighth Amendment of the Third Amended and Restated Certificate of Incorporation of Jaguar Health, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed May 23, 2024, File No. 001-36714).
3.22	Certificate of Designation of Series K Junior Participating Preferred Stock. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed February 27, 2025, File No. 001-36714).
3.23	Certificate of Ninth Amendment of the Third Amended and Restated Certificate of Incorporation of Jaguar Health, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K of Jaguar Health, Inc. filed March 18, 2025, File No. 001-36714).
3.24	Certificate of Designation of Preferences, Rights and Limitations of Series L Perpetual Preferred Stock of Jaguar Health, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed May 15, 2025, File No. 001-36714).
3.25	Certificate of Designation of Preferences, Rights and Limitations of Series M Perpetual Preferred Stock of Jaguar Health, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed June 30, 2025, File No. 001-36714).
3.26	Certificate of Designation of Preferences, Rights and Limitations of Series N Perpetual Preferred Stock of Jaguar Health, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed September 11, 2025, File No. 001-36714).
3.27	Certificate of Designation of Preferences, Rights and Limitations of Series O Convertible Preferred Stock of Jaguar Health, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed March 3, 2026, File No. 001-36714).
4.1	Specimen Non‑Voting Common Stock Certificate of Jaguar Health, Inc. (incorporated by reference to Exhibit 4.1 to the Form 8‑K of Jaguar Health, Inc. filed August 1, 2017, File No. 001‑36714).
4.2	Common Stock Warrant, dated August 28, 2018, by and between Jaguar Health, Inc. and the holder named therein (incorporated by reference to Ex. 4.1 to the Current Report on Form 8‑K filed on September 4, 2018).
4.3	Common Stock Warrant, dated September 11, 2018, by and between Jaguar Health, Inc. and L2 Capital, LLC (incorporated by reference to Ex. 4.3 to the Current Report on Form 8‑K filed on September 12, 2018).
4.4	Common Stock Warrant, dated September 11, 2018, by and between Jaguar Health, Inc. and Charles Conte (incorporated by reference to Ex. 4.4 to the Current Report on Form 8‑K filed on September 12, 2018).
4.5	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S‑1 (No. 333‑227292) filed with the Securities and Exchange Commission on October 1, 2018).
4.6	Form of Common Stock Warrant (incorporated by reference to Exhibit 4.3 to the Form 8-K of Jaguar Health, Inc. filed March 22, 2019).
4.7	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K/A of Jaguar Health, Inc. filed March 26, 2019).
4.8	Form of LOC Common Stock Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar Health, Inc. filed April 4, 2019, File No. 001-36714).
4.9	Specimen Common Stock Certificate of Jaguar Health, Inc. (incorporated by reference to Exhibit 4.1 to the Form 8‑K of Jaguar Health, Inc. filed June 1, 2018, File No. 001‑36714).
4.10	Form of Series 1 Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar Health, Inc. filed July 23, 2019, File No. 001-36714).
4.11	Form of Series 2 Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K of Jaguar Health, Inc. filed July 23, 2019, File No. 001-36714).
4.12	Promissory Note, dated October 1, 2019, between Napo Pharmaceuticals, Inc. and Michael Tempesta (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar Health, Inc. filed October 7, 2019, File No. 001-36714).

Exhibit No.	Description
4.13	Form of Pre-Funded Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar Health, Inc. filed November 14, 2019, File No. 001-36714).
4.14	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar Health, Inc. filed December 26, 2019, File No. 001-36714).
4.15	Royalty Interest, dated March 4, 2020, by and between the Company and Iliad Research and Trading L.P. (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar Health, Inc. filed March 6, 2020, File No. 001-36714).
4.16	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1945, as amended (incorporated herein by reference to Exhibit 4.26 to the Annual Report on Form 10‑K filed on April 3, 2020).
4.17	Form of Series 3 Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar health, Inc. filed May 22, 2020).
4.18	Global Amendment, dated September 1, 2020, by and among Jaguar Health, Inc., Napo Pharmaceuticals, Inc. and Chicago Ventures, L.P. (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar health, Inc. filed September 2, 2020).
4.19	Royalty Interest, dated October 8, 2020, by and between Jaguar Health, Inc. and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar Health, Inc. filed October 9, 2020).
4.20	Form of Pre-Funded Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar health, Inc. filed October 9, 2020).
4.21	Royalty Interest, dated December 22, 2020, by and between Jaguar Health, Inc. and Irving Park Capital, LLC (incorporated by reference to Exhibit 4.1 to the Form 8-K filed December 29, 2020, File No. 001-36714).
4.22	Secured Promissory Note, dated January 19, 2021, by and among Jaguar Health, Inc., Napo Pharmaceuticals, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.1 to the Form 8-K filed January 22, 2021, File No. 001-36714).
4.23	Common Stock Purchase Warrant, dated April 7, 2021, by and between Jaguar Health, Inc. and Oasis Capital, LLC (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar Health, Inc. filed April 8, 2021, File No. 001-36714).
4.24	Global Amendment, dated April 14, 2022, by and between Jaguar Health, Inc. and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar Health, Inc. filed April 15, 2022, File No. 001-36714).
4.25	Global Amendment, dated April 14, 2022, by and between Jaguar Health, Inc. and Uptown Capital, LLC (incorporated by reference to Exhibit 4.2 to the Form 8-K of Jaguar Health, Inc. filed April 15, 2022, File No. 001-36714).
4.26	Global Amendment, dated April 14, 2022, by and between Jaguar Health, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.3 to the Form 8-K of Jaguar Health, Inc. filed April 15, 2022, File No. 001-36714).
4.27	Global Amendment, dated April 14, 2022, by and among Jaguar Health, Inc., Napo Pharmaceuticals, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.4 to the Form 8-K of Jaguar Health, Inc. filed April 15, 2022, File No. 001-36714).
4.28	Royalty Interest, dated August 24, 2022, by and between Jaguar Health, Inc. and Streeterville Capital, LLC. (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar Health, Inc. filed August 30, 2022, File No. 001-36714).
4.29	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar Health, Inc. filed May 9, 2023, File No. 001-36714).
4.30	Global Amendment No. 2, dated September 29, 2023, by and between Jaguar Health, Inc. and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 4.1 to the Form 8-K of Jaguar Health, Inc. filed October 5, 2023, File No. 001-36714).
4.31	Global Amendment No. 2, dated September 29, 2023, by and between Jaguar Health, Inc. and Uptown Capital, LLC (incorporated by reference to Exhibit 4.2 to the Form 8-K of Jaguar Health, Inc. filed October 5, 2023, File No. 001-36714).
4.32	Global Amendment, dated September 29, 2023, by and between Jaguar Health, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.3 to the Form 8-K of Jaguar Health, Inc. filed October 5, 2023, File No. 001-36714).

Exhibit No.	Description
4.33	Global Amendment No. 2, dated September 29, 2023, by and between Jaguar Health, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.4 to the Form 8-K of Jaguar Health, Inc. filed October 5, 2023, File No. 001-36714).
4.34	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.5 to the Form 8-K of Jaguar Health, Inc. filed October 5, 2023, File No. 001-36714).
4.35	Amendment to the Secured Promissory Note, dated January 29, 2025, by and among Jaguar Health, Inc., Napo Pharmaceuticals, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.1 to the Form 8-K filed February 4, 2025, File No. 001-36714).
4.36	Note Amendment, dated February 13, 2025, by and among Jaguar Health, Inc., Napo Pharmaceuticals, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.1 to the Form 8-K filed February 20, 2025, File No. 001-36714).
4.37	Rights Agreement, dated as of February 26, 2025, between Jaguar Health, Inc. and Equiniti Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Form 8-K filed February 27, 2025, File No. 001-36714).
4.38	Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 to the Form 8-K filed March 26, 2025, File No. 001-36714).
4.39	Form of Common Stock Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed March 26, 2025, File No. 001-36714).
4.40	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 to the Form 8-K filed March 26, 2025, File No. 001-36714).
4.41	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed May 22, 2025, File No. 001-36714).
4.42	Form of Wainwright Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed May 22, 2025, File No. 001-36714).
4.43	Form of Replacement Note (incorporated by reference to Exhibit 4.1 to the Form 8-K filed June 24, 2025, File No. 001-36714).
4.44	Form of New Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed June 24, 2025, File No. 001-36714).
4.45	Pre-Funded Warrant, dated September 28, 2025, by and between Jaguar Health, Inc. and Brown Stone Capital Limited (incorporated by reference to Exhibit 4.1 to the Form 8-K filed October 11, 2025, File No. 001-36714).
4.46	Secured Promissory Note, dated November 12, 2025, issued by Jaguar Health, Inc. to Streeterville Capital, LLC (incorporated by reference to Exhibit 4.1 to the Form 8-K filed November 14, 2025, File No. 001-36714).
4.47	Global Amendment dated November 17, 2025, by and between Jaguar Health Inc. and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 4.1 to the Form 8-K filed November 19, 2025, File No. 001-36714).
4.48	Global Amendment dated November 17, 2025, by and between Jaguar Health Inc. and Uptown Capital, LLC (incorporated by reference to Exhibit 4.2 to the Form 8-K filed November 19, 2025, File No. 001-36714).
4.49	Global Amendment dated November 17, 2025, by and between Jaguar Health Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.3 to the Form 8-K filed November 19, 2025, File No. 001-36714).
4.50	Note Amendment dated November 17, 2025, by and between Jaguar Health Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.4 to the Form 8-K filed November 19, 2025, File No. 001-36714).
4.51*	First Pre-Funded Warrant, dated December 9, 2025.
4.52*	Second Pre-Funded Warrant, dated December 11, 2025.
4.53	Form of Unsecured Promissory Note (incorporated by reference to Exhibit 4.1 to the Form 8-K/A filed January 12, 2026, File No. 001-36714).
4.54	Form of Common Stock Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K/A filed January 12, 2026, File No. 001-36714).
4.55	Form of the Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed January 23, 2026, File No. 001-36714).
4.56	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed February 18, 2026, File No. 001-36714).

Exhibit No.	Description

4.57 Global Amendment No. 4 dated March 6, 2026, by and between Jaguar Health Inc. and Uptown Capital, LLC (incorporated by reference to Exhibit 4.1 to the Form 8-K filed March 9, 2026, File No. 001-36714).

4.58 Global Amendment No. 4 dated March 6, 2026, by and between Jaguar Health Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.2 to the Form 8-K filed March 9, 2026, File No. 001-36714).

4.59 Amendment to the 2021 Note, dated March 6, 2026, by and among Jaguar Health Inc., Napo Pharmaceuticals, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.3 to the Form 8-K filed March 9, 2026, File No. 001-36714).

4.60 Amendment to the 2025 Note, dated March 6, 2026, by and between Jaguar Health Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 4.4 to the Form 8-K filed March 9, 2026, File No. 001-36714).

10.1‡ Form of Indemnification Agreement by and between Jaguar Health, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S‑1 (No. 333‑198383) filed with the Securities and Exchange Commission on August 27, 2014).

10.2‡ Form of Notice of Grant of Stock Option and Stock Option Agreement under the 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S‑1 (No. 333‑198383) filed with the Securities and Exchange Commission on August 27, 2014).

10.3‡ Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement under the 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S‑1 (No. 333‑198383) filed with the Securities and Exchange Commission on August 27, 2014).

10.4‡ Form of Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement under the 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S‑1 (No. 333‑198383) filed with the Securities and Exchange Commission on August 27, 2014).

10.5‡ Offer Letter by and between Jaguar Health, Inc. and Lisa A. Conte, dated March 1, 2014 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S‑1 (No. 333‑198383) filed with the Securities and Exchange Commission on August 27, 2014).

10.6‡ Offer Letter by and between Jaguar Health, Inc. and Steven R. King, Ph.D., dated February 28, 2014 (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S‑1 (No. 333‑198383) filed with the Securities and Exchange Commission on August 27, 2014).

10.7† Formulation Development and Manufacturing Agreement between Jaguar Health, Inc. and Patheon Pharmaceuticals Inc., dated October 8, 2015 (incorporated by reference to Exhibit 10.30 to the Registration Statement on Form S‑1 (No. 333‑208905) filed with the Securities and Exchange Commission on January 7, 2016).

10.8 Common Stock Warrant issued pursuant to the Letter Agreement, dated November 8, 2016, between Jaguar Health, Inc. and Serious Change II LP, which expires July 28, 2022 (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10‑Q (No. 001‑36714) filed on November 14, 2016).

10.9 Distribution Agreement, dated December 9, 2016, by and between Jaguar Health, Inc. and Henry Schein, Inc. (incorporated herein by reference to Exhibit 10.41 to the Annual Report on Form 10‑K filed on February 15, 2017).

10.10 Alliance Agreement, dated May 23, 2005, by and among AsiaPharm Investment Limited and its Affiliates, including Shandong Luye Pharmaceuticals Co. Ltd., and Napo Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 10.61 to the Registration Statement on Form S‑4/A filed May 26, 2017 (No. 333‑217364)).

10.11† Finder's Agreement, dated April 9, 2010, by and among Luye Pharma Group Limited and its Affiliates, including Shandong Luye Pharmaceuticals Co. Ltd., and Napo Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 10.62 to the Registration Statement on Form S‑4/A filed May 26, 2017 (No. 333‑217364)).

10.12† License Agreement, dated February 28, 2007, by and between Insmed Incorporated and Napo Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 10.77 to the Registration Statement on Form S‑4/A filed May 26, 2017 (No. 333‑217364)).

Exhibit No.	Description
10.13†	Amendment, Waiver & Consent, dated June 27, 2017, by and among Jaguar Health, Inc., Nantucket Investments Limited, and Napo Pharmaceuticals, Inc. (incorporated by reference to Ex. 10.83 of the Company's Registration Statement on Form S‑4 (Registration No. 333‑217364) filed on July 5, 2017).
10.14†	Termination, Asset Transfer and Transition Agreement, dated September 22, 2017, by and between Napo Pharmaceuticals, Inc. and Alivus Pharmaceuticals, Ltd. (incorporated by reference to Ex. 10.8 to the Quarterly Report on Form 10‑Q filed on November 20, 2017)
10.15	Registration Rights Agreement, dated March 23, 2018, by and between Jaguar Health, Inc. and Sagard Capital Partners, L.P. (incorporated by reference to Ex. 10.2 to the Current Report on Form 8‑K filed on March 27, 2018).
10.16	Registration Rights Agreement, dated September 11, 2018, by and between Jaguar Health, Inc. and L2 Capital, LLC (incorporated by reference to Ex. 10.3 to the Current Report on Form 8‑K filed on September 12, 2018).
10.17	Registration Rights Agreement, dated September 11, 2018, by and between Jaguar Health, Inc. and Charles Conte (incorporated by reference to Ex. 10.4 to the Current Report on Form 8‑K filed on September 12, 2018).
10.18	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K of Jaguar Health, Inc. filed March 22, 2019).
10.19	Letter of Credit Cancellation & Warrant Issuance Agreement, dated March 29, 2019, by and between Jaguar Health, Inc. and the letter of credit beneficiary named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed April 4, 2019).
10.20	Amendment No. 1 to Registration Rights Agreement, dated May 30, 2019, by and between Jaguar Health, Inc. and Sagard Capital Partners, L.P. (incorporated by reference to Exhibit 10.120 to the Registration Statement on Form S-1 (No. 333-233989) filed with the Securities and Exchange Commission on September 27, 2019).
10.21	Form of Amendment Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed July 5, 2019, File No. 001-36714).
10.22#	Master Services Agreement, dated June 24, 2019, by and among Napo Pharmaceuticals, Inc., Integrium, LLC, and POC Capital, LLC (incorporated by reference to Exhibit 10.24 to the Form 10-K of Jaguar Health, Inc. filed on March 31, 2021, File No. 001-36714).
10.23	Form of Exchange Agreement, between Jaguar Health, Inc. and Chicago Venture Partners, L.P. (incorporated by reference to Exhibit 10.6 to the Form 10-Q of Jaguar Health, Inc. filed on August 14, 2019, File No. 001-36714).
10.24	Form of Warrant Agency Agreement between Jaguar Health, Inc. and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.117 to the Form S-1/A of Jaguar Health, Inc. filed on July 15, 2019, File No. 333-231399).
10.25	License Termination and Settlement Termination Agreement, dated October 1, 2019, by and among Jaguar Health, Inc., Napo Pharmaceuticals, Inc. and Michael Tempesta (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed October 7, 2019, File No. 001-36714).
10.26#	Securities Purchase Agreement, dated November 13, 2019, by and between Jaguar Health, Inc. and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed November 14, 2019, File No. 001-36714).
10.27	Securities Purchase Agreement, dated December 20, 2019, by and between Jaguar Health, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed December 26, 2019, File No. 001-36714).
10.28	Form of Warrant Exercise Agreement by and between Jaguar Health, Inc. and the Holder named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed February 28, 2020, File No. 001-36714).
10.29	Securities Purchase Agreement, dated March 23, 2020, by and between Jaguar Health, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed March 26, 2020, File No. 001-36714).
10.30	Equity Purchase Agreement, dated March 24, 2020, by and between Jaguar Health, Inc. and Oasis Capital, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed March 26, 2020, File No. 001-36714).
10.31	Registration Rights Agreement, dated March 24, 2020, by and between Jaguar Health, Inc. and Oasis Capital, LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K filed March 26, 2020, File No. 001-36714).

Exhibit No.	Description
10.32‡	Jaguar Health, Inc. 2014 Stock Incentive Plan as amended and restated effective October 1, 2019 (incorporated by reference to Exhibit 10.101 to the Form 10-K of Jaguar Health, Inc. filed April 3, 2020, File No. 001 36714).
10.33	Purchase Agreement, dated April 15, 2020, by and between Napo Pharmaceuticals, Inc. and Atlas Sciences, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed April 16, 2020, File No. 001-36714).
10.34	License Agreement, dated April 15, 2020, by and between Jaguar Health, Inc. and Atlas Sciences, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed April 16, 2020, File No. 001-36714).
10.35	Purchase Agreement, dated May 12, 2020, by and among Jaguar Health, Inc., Napo Pharmaceuticals, Inc. and Oasis Capital, LLC (incorporated by reference to Exhibit 10,1 to the Form 8-K filed May 21, 2020, File No. 001-36714).
10.36	Assignment Agreement, dated May 12, 2020, by and between Napo Pharmaceuticals, Inc. and Oasis Capital, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed May 21, 2020, File No. 001-36714).
10.37‡	Jaguar Health, Inc. New Employee Inducement Award Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed June 19, 2020, File No. 001-36714).
10.38‡	Form of Notice of Grant of Stock Option and Stock Option Agreement under Jaguar Health, Inc. New Employee Inducement Award Plan (incorporated by reference to Exhibit 10.2 to the Form 8-K filed June 19, 2020, File No. 001-36714).
10.39‡	Form of Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement under the Jaguar Health, Inc. New Employee Inducement Award Plan (incorporated by reference to Exhibit 10.3 to the Form 8-K filed June 19, 2020, File No. 001-36714).
10.40	Securities Purchase Agreement, dated March 4, 2020, by and between Jaguar Health, Inc. and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed March 6, 2020, File No. 001-36714).
10.41	First Amendment to Royalty Interest Purchase Agreement and Related Documents, dated July 10, 2020, between Jaguar Health, Inc. and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed July 14, 2020, File No. 001-36714).
10.42‡	Form of Severance and Change of Control Agreement (incorporated by reference to Exhibit 10.11 to the Form 10-Q filed August 13, 2020 File No. 001-36714).
10.43	First Amendment to Purchase Agreement, dated June 26, 2020, by and among Jaguar Health, Inc., Napo Pharmaceuticals, Inc. and Oasis Capital, LLC (incorporated by reference to Exhibit 10.12 to the Form 10-Q filed August 13, 2020 File No. 001-36714).
10.44	First Amendment to Assignment Agreement, dated June 26, 2020, by and between Napo Pharmaceuticals, Inc. and Oasis Capital, LLC (incorporated by reference to Exhibit 10.13 to the Form 10-Q filed August 13, 2020 File No. 001-36714).
10.45	Exchange Agreement, dated September 1, 2020, by and between Jaguar Health, Inc. and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed September 2, 2020, File No. 001-36714).
10.46	Stock Plan Agreement for Payment of Consulting Services, dated September 1, 2020, by and among Jaguar Health, Inc., Sagard Capital Partners Management Corp. and Sagard Capital Partners, L.P. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed September 2, 2020, File No. 001-36714).
10.47	Stock Plan Agreement, dated October 6, 2020, by and between Jaguar Health, Inc. and PoC Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed October 7, 2020, File No. 001-36714).
10.48	Fee Settlement Agreement dated October 7, 2020, by and between Jaguar Health, Inc. and Atlas Sciences, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed October 9, 2020, File No. 001-36714).
10.49	Royalty Interest Purchase Agreement, dated October 8, 2020, by and between Jaguar Health, Inc. and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed October 9, 2020, File No. 001-36714).
10.50	Exchange Agreement, dated October 8, 2020, by and between Jaguar Health, Inc. and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed October 9, 2020, File No. 001-36714).
10.51#	Office Sublease Agreement, dated August 31, 2020, by and between Jaguar Health, Inc. and Peacock Construction, Inc. (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed November 16, 2020, File No. 001-36714).

Exhibit No.	Description
10.52	Consent to Sublease Agreement, dated August 31, 2020, by and among M&E, LLC, Jaguar Health, Inc. and Peacock Construction, Inc. (incorporated by reference to Exhibit 10.5 to the Form 10-Q filed November 16, 2020, File No. 001-36714).
10.53#	Manufacturing and Supply Agreement, dated September 3, 2020, by and between Alivus Life Sciences Limited and Napo Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.6 to the Form 10-Q filed November 16, 2020, File No. 001-36714).
10.54	Securities Purchase Agreement, dated December 22, 2020, by and between Jaguar Health, Inc. and Irving Park Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed December 29, 2020, File No. 001-36714).
10.55	Note Purchase Agreement, dated January 19, 2021, by and among Jaguar Health, Inc., Napo Pharmaceuticals, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed January 22, 2021, File No. 001-36714).
10.56	Security Agreement, dated January 19, 2021, by and between Napo Pharmaceuticals, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed January 22, 2021, File No. 001-36714).
10.57#	Master Services Agreement, dated October 5, 2020, by and between Napo Pharmaceuticals, Inc. and Integrium, LLC (incorporated by reference to Exhibit 10.67 to the Form 10-K filed March 31, 2021, File No. 001-36714.
10.58	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed January 14, 2021, File No. 001-36714).
10.59#	Office Lease Agreement, dated March 25, 2021, by and between Jaguar Health, Inc. and M & E LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed April 8, 2021, File No. 001-36714).
10.60	First Amendment to the Equity Purchase Agreement, dated April 7, 2021, by and between Jaguar Health, Inc. and Oasis Capital, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K of Jaguar Health, Inc. filed April 8, 2021, File No. 001-36714).
10.61	Registration Rights Agreement, dated April 7, 2021, by and between Jaguar Health, Inc. and Oasis Capital, LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K of Jaguar Health, Inc. filed April 8, 2021, File No. 001-36714).
10.62	Form of Securities Purchase Agreement, dated April 29, 2021 (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed April 30, 2021, File No. 001-36714).
10.63#	Subscription Agreement, dated June 1, 2021, by and among Dragon SPAC S.p.A., Napo Pharmaceuticals, Inc. and Joshua Mailman (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed June 4, 2021, File No. 001-36714).
10.64#	License Agreement, dated August 18, 2021, by and between Napo Pharmaceuticals, Inc. and Napo EU S.p.A. (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed August 24, 2021, File No. 001-36714).
10.65	Securities Purchase Agreement, dated September 13, 2021, by and between Jaguar Health, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed September 17, 2021, File No. 001-36714).
10.66	At The Market Offering Agreement, dated December 10, 2021, by and between Jaguar Health, Inc. and Ladenburg Thalmann & Co. Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed December 10, 2021, File No. 001-36714).
10.67	First Amendment to the At the Market Offering Agreement, dated February 2, 2022, by and between Jaguar Health, Inc. and Ladenburg Thalmann & Co. Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed February 2, 2022, File No. 001-36714).
10.68	First Amendment to the Jaguar Health, Inc. New Employee Inducement Award Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed April 15, 2022, File No. 001-36714).
10.69	First Amendment to the Jaguar Health, Inc. New Employee Inducement Award Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed April 15, 2022, File No. 001-36714).
10.70#	Manufacturing Services Agreement, dated June 10, 2022, by and between Napo Pharmaceuticals, Inc. and Patheon Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K/A of Jaguar Health, Inc. filed August 24, 2022, File No. 001-36714).
10.71	License and Services Agreement, dated June 29, 2022, by and among Jaguar Health, Inc., SynWorld Technologies Corporation, C&E Telecom, LTD and Tao Wang (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed June 29, 2022, File No. 001-36714).

Exhibit No.	Description
10.72#	Amended and Restated License Agreement, dated July 19, 2022, by and between Napo Pharmaceuticals, Inc. and Napo Therapeutics S.p.A. (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed July 20, 2022, File No. 001-36714).
10.73	Securities Purchase Agreement, dated August 18, 2022, by and between Jaguar Health, Inc. and SynWorld Technologies Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed August 23, 2022, File No. 001-36714).
10.74	First Amendment to the License and Services Agreement, dated August 18, 2022, by and between Jaguar Health, Inc. and SynWorld Technologies Corporation (incorporated by reference to Exhibit 10.2 to the Form 8-K of Jaguar Health, Inc. filed August 23, 2022, File No. 001-36714).
10.75	Royalty Interest Purchase Agreement, dated August 24, 2022, by and between Jaguar Health, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed August 30, 2022, File No. 001-36714).
10.76	Amended and Restated License and Services Agreement, dated October 11, 2022, by and among Jaguar Health, Inc., SynWorld Technologies Corporation, C&E Telecom, LTD and Tao Wang (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. October 14, 2022, File No. 001-36714).
10.77	Global Amendment, dated October 17, 2022, by and among Jaguar Health, Inc., Napo Pharmaceuticals, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed October 21, 2022, File No. 001-36714).
10.78	Securities Purchase Agreement, dated November 11, 2022, by and between Jaguar Health, Inc. and SynWorld Technologies Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed November 16, 2022, File No. 001-36714).
10.79	Form of Company Stock Option Cancellation Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed December 30, 2022, File No. 001-36714).
10.80	Mutual Termination of License Agreement, dated as of January 31, 2023, by and among Jaguar Health, Inc., SynWorld Technologies Corporation, C&E Telecom, LTD, and Tao Wang (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed February 6, 2023, File No. 001-36714).
10.81	Form of Securities Purchase Agreement, dated May 8, 2023 (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed May 9, 2023, File No. 001-36714).
10.82	Standstill Agreement, dated May 8, 2023 (incorporated by reference to Exhibit 10.2 to the Form 8-K of Jaguar Health, Inc. filed May 9, 2023, File No. 001-36714).
10.83	Second Amendment to the Jaguar Health, Inc. New Employee Inducement Award Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed May 19, 2023, File No. 001-36714).
10.84	Form of Exchange Agreement, dated June 28, 2023, by and between Jaguar Health, Inc. and Uptown Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed July 3, 2023, File No. 001-36714).
10.85	First Amendment to the Standstill Agreement, dated June 28, 2023 (incorporated by reference to Exhibit 10.2 to the Form 8-K of Jaguar Health, Inc. filed July 3, 2023, File No. 001-36714).
10.86	Binding Memorandum of Understanding, dated June 30, 2023, by and among Jaguar Health, Inc., Napo Pharmaceuticals, Inc., Iliad Research and Trading, L.P., Uptown Capital, LLC and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.6 to the Form 10-Q filed August 14, 2023, File No. 001-36714).
10.87	Amendment No. 1 to Manufacturing and Supply Agreement, dated July 12, 2023, by and between Napo Pharmaceuticals, Inc. and Alivus Life Sciences Limited (incorporated by reference to Exhibit 10.7 to the Form 10-Q filed August 14, 2023, File No. 001-36714).
10.88	Exchange Agreement, dated September 29, 2023, by and between Jaguar Health, Inc. and Uptown Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed October 5, 2023, File No. 001-36714).
10.89	First Amendment to 200 Pine Street Office Lease, dated December 24, 2021, between Jaguar Health, Inc. and M & E, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed December 1, 2023, File No. 001-36714).
10.90	Second Amendment to 200 Pine Street Office Lease, dated October 25, 2023, between Jaguar Health, Inc. and M & E, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed December 1, 2023, File No. 001-36714).

Exhibit No.	Description
10.91	Exchange Agreement, dated March 1, 2024, by and between Jaguar Health, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed March 1, 2024, File No. 001-36714).
10.92	Form of PIPE Warrant Exchange Agreement, dated February 27, 2024, by and between Jaguar Health, Inc. and the PIPE investor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed March 1, 2024, File No. 001-36714).
10.93	Second Amendment to the At the Market Offering Agreement, dated May 23, 2024, by and between Jaguar Health, Inc. and Ladenburg Thalmann & Co. Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed May 23, 2024, File No. 001-36714).
10.94	Third Amendment to the At the Market Offering Agreement, dated July 17, 2024, by and between Jaguar Health, Inc., Ladenburg Thalmann & Co. Inc. and Lucid Capital Markets, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed July 18, 2024, File No. 001-36714).
10.95	Fourth Amendment to the At the Market Offering Agreement, dated November 13, 2024, by and between Jaguar Health, Inc., Ladenburg Thalmann & Co. Inc. and Lucid Capital Markets, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed November 13, 2024, File No. 001-36714).
10.96	Form of Limited Waiver (incorporated by reference to Exhibit 10.1 to the Form 8-K of Jaguar Health, Inc. filed May 5, 2025, File No. 001-36714).
10.97	Fifth Amendment to the At the Market Offering Agreement, dated February 4, 2025, by and between Jaguar Health, Inc., Ladenburg Thalmann & Co. Inc. and Lucid Capital Markets, LLC.
10.98	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed March 26, 2025, File No. 001-36714).
10.99	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed March 26, 2025, File No. 001-36714).
10.100	Iliad Common Stock Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed May 15, 2025, File No. 001-36714).
10.101	Streeterville Exchange Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed May 15, 2025, File No. 001-36714).
10.102	Iliad Series L Exchange Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed May 15, 2025, File No. 001-36714).
10.103	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed May 22, 2025, File No. 001-36714).
10.104	Form of Note Exchange and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed June 24, 2025, File No. 001-36714).
10.105	Iliad Series M Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed June 30, 2025, File No. 001-36714).
10.106	Streeterville Series M Exchange Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed June 30, 2025, File No. 001-36714).
10.107	Sixth ATM Amendment, dated August 14, 2025, to ATM Agreement by and among Jaguar Health, Inc., Ladenburg Thalmann & Co. Inc. and Lucid Capital Markets, LLC. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed August 14, 2025, File No. 001-36714).
10.108	Form of Securities Purchase Agreements (incorporated by reference to Exhibit 10.1 to the Form 8-K filed September 11, 2025, File No. 001-36714).
10.109	Securities Purchase Agreement, dated September 28, 2025, by and between Jaguar Health, Inc. and Brown Stone Capital Limited (incorporated by reference to Exhibit 10.1 to the Form 8-K filed October 1, 2025, File No. 001-36714).
10.110	Form of Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed October 3, 2025, File No. 001-36714).
10.111	Note Purchase Agreement, dated November 12, 2025, by and between Jaguar Health, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed November 14, 2025, File No. 001-36714).
10.112	Deposit Account Control Agreement, dated November 12, 2025, by and among JAGX Holdings, LLC, Streeterville Capital, LLC and Lakeside Bank (incorporated by reference to Exhibit 10.2 to the Form 8-K filed November 14, 2025, File No. 001-36714).
10.113	Guaranty, dated November 12, 2025, by JAGX Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K filed November 14, 2025, File No. 001-36714).

Exhibit No.	Description
10.114	Pledge Agreement, dated November 12, 2025, by Jaguar Health, Inc. (incorporated by reference to Exhibit 10.4 to the Form 8-K filed November 14, 2025, File No. 001-36714).
10.115	Exchange Agreement dated November 17, 2025, by and between Jaguar Health Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed November 19, 2025, File No. 001-36714).
10.116*	First Exchange Agreement, dated December 9, 2025, by and between Jaguar Health Inc. and Iliad Research and Trading, L.P.
10.117*	Second Exchange Agreement, dated December 11, 2025, by and between Jaguar Health Inc. and Iliad Research and Trading, L.P.
10.118	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K/A filed January 12, 2026, File No. 001-36714).
10.119	License Agreement, dated January 12, 2026, by and among Napo Pharmaceuticals, Inc., Jaguar Health Inc., Woodward Specialty LLC and Future Pak, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed January 15, 2026, File No. 001-36714).
10.120	Supply Agreement, dated January 12, 2026, by and among Napo Pharmaceuticals, Inc., Woodward Specialty LLC and Future Pak, LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K filed January 15, 2026, File No. 001-36714).
10.121	Iliad Royalty Interest Exchange Agreement, dated January 16, 2026 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed January 23, 2026, File No. 001-36714).
10.122	Streeterville Royalty Interest Exchange Agreement, dated January 16, 2026 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed January 23, 2026, File No. 001-36714).
10.123	Iliad Series L Exchange Agreement, dated January 16, 2026 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed January 23, 2026, File No. 001-36714).
10.124	Streeterville Series L Exchange Agreement, dated January 16, 2026 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed January 23, 2026, File No. 001-36714).
10.125	Iliad Series M Exchange Agreement, dated January 16, 2026 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed January 23, 2026, File No. 001-36714).
10.126	Streeterville Series M Exchange Agreement, dated January 16, 2026 (incorporated by reference to Exhibit 10.6 to the Form 8-K filed January 23, 2026, File No. 001-36714).
10.127	Security Agreement, dated March 6, 2026, by and between Napo Pharmaceuticals, Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed March 9, 2026, File No. 001-36714).
10.128	Warrant Termination Agreement, dated March 6, 2026, by and between Jaguar Health Inc., Uptown Capital, LLC, Streeterville Capital, LLC and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed March 9, 2026, File No. 001-36714).
19.1*	Jaguar Health, Inc. Insider Trading Policy.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of RBSM LLP, Independent Registered Public Accounting Firm.
31.1*	Principal Executive Officer's Certifications Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
31.2*	Principal Financial Officer's Certifications Pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.
32.1**	Certification Pursuant to 18 U.S.C. § 1350 (Section 906 of Sarbanes‑Oxley Act of 2002).
32.2**	Certification Pursuant to 18 U.S.C. § 1350 (Section 906 of Sarbanes‑Oxley Act of 2002).
97	Jaguar Health, Inc. Clawback Policy (incorporated by reference to Exhibit 97 to the Form 10-K filed April 1, 2024, File No. 001-36714).
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

* Filed herewith.

** In accordance with Item 601(b)(32)(ii) of Regulation S‑K and SEC Release No. 34‑47986, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10‑K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933 except to the extent that the registrant specifically incorporates it by reference.

†   Confidential treatment granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

‡   Management contract or compensatory plan or arrangement.

\#   Portions of this exhibit have been omitted pursuant to Item 601 of Regulation S-K promulgated under the Securities Act because the information (i) is not material and (ii) would be competitively harmful if publicly disclosed.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 7, 2026


JAGUAR HEALTH, INC.


By: _____/s/ LISA A. CONTE_____
Lisa A. Conte
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lisa A. Conte and Carol Lizak, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ LISA A. CONTE Lisa A. Conte	Chief Executive Officer, President and Director (Principal Executive Officer)	April 7, 2026
/s/ CAROL LIZAK Carol Lizak	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	April 7, 2026
/s/ JAMES J. BOCHNOWSKI James J. Bochnowski	Chairman of the Board	April 7, 2026
/s/ JOHN MICEK III John Micek III	Director	April 7, 2026
/s/ JONATHAN B. SIEGEL Jonathan B. Siegel	Director	April 7, 2026
/s/ ANULA JAYASURIYA Anula Jayasuriya	Director	April 7, 2026

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